Exhibit 99.1

Elan 2010 Annual Report Elan is focused on discovering and developing advanced therapies in neurodegenerative and autoimmune diseases, and in realising the potential of our scientific discoveries and drug delivery technologies to benefit patients and shareholders. We have two business units: BioNeurology, focused primarily on neurodegenerative diseases, and Elan Drug Technologies (EDT), a leading drug delivery business.

Contents 4 Letter from the Chairman 5 CEO Review 9 BioNeurology Operating Review 11 Tysabri 12 Tysabri Patients: Worldwide (chart) 13 Science and Discovery BioNeurology Pipeline BioNeurology Financial Performance: IFRS (chart) 15 BioNeurology Financial Performance: U.S. GAAP (chart) 16 Parkinson’s Disease Genetics 17 Alzheimer’s Immunotherapy Program (chart) Alpha 4 Integrin 18 Neotope 19 BioNeurology Products and Pipeline 21 Elan Drug Technologies (EDT) Operating Review 23 Key Events 24 Advancing Technologies, Improving Medicines 25 EDT’s Business Strategy Validated Platforms of Technologies — NanoCrystal Technology and Oral Controlled Release EDT Financial Performance: IFRS (chart) 26 Marketed Products 27 EDT Financial Performance: U.S. GAAP (chart) 28 Manufacturing Services 29 EDT Product Pipeline (chart) 31 Corporate Social Responsibility 32 Our Goals Our Patients 33 Our Employees 34 Elan Employee Overview (chart) 35 Elan’s Code of Conduct Health and Safety (chart) 36 Our Community Global Energy Usage (chart) Supporting Local Communities 37 Our Environment Our Commitment 180 Oyster Point 39 Financial Information 2 Elan Corporation, plc 2010 Annual Report

FIVE YEAR PERFORMANCE TREND: 2006-2010

IFRS | U.S. GAAP[1]

Revenue
USD millions

1,200
1,000
800
600
400
200
0
+14% CAGR
497
516
762
821
843
2006
2007
2008
2009
2010

1,200
1,000
800
600
400
200
0
+20% CAGR
560
759
1,000
1,113
1,170
2006
2007
2008
2009
2010

Operating Expenses[2]
USD millions

700
600
500
400
300
200
100
0
20% R&D
(56%) SG&A
215
262
327
293
259
422
311
258
209
185
2006
2007
2008
2009
2010

700
600
500
400
300
200
100
0
18% R&D
(29%) SG&A
220
263
323
294
259
360
339
293
268
255
2006
2007
2008
2009
2010

Adjusted EBITDA[3]
USD millions

200
150
100
50
0
(50)
(100)
(91)
(30)
4
96
167
2006
2007
2008
2009
2010

200
150
100
50
0
(50)
(100)
(91)
(30)
4
96
167
2006
2007
2008
2009
2010

Elan Corporation, plc 2010 Annual Report 3

FIVE YEAR PERFORMANCE TREND: 2006-2010 1 Refer to pages 177 to 182 for a reconciliation of IFRS to U.S. GAAP results. 2 Excluding other charges and gains. 3 Refer to page 53 for an explanation of Adjusted EBITDA. Elan Corporation, plc 2010 Annual Report

Letter from the Chairman Dear Shareholders, As this is my first annual letter to you as Chairman of Elan’s Board of Directors, I thought it would be appropriate to briefly discuss why I joined the Company’s Board last December and the reasons why I think Elan is positioned to deliver value for patients and shareholders. The ability to turn scientific discovery into marketed products is critical to the long-term success of any biotechnology company. With expertise in its core areas of focus — including multiple sclerosis (MS), Parkinson’s and Alzheimer’s diseases — Elan is well positioned to advance its unique and innovative science to meet the considerable unmet therapeutic needs of patients around the world. In addition, the Elan Drug Technologies business continues to broaden its pipeline as it transitions to newer growth products. The Company’s relentless focus on advancing its product pipeline from discovery through commercialization was central to my decision to accept the role of Chairman, and will be a primary driver of growth, profitability and shareholder value. Of course, the development and commercialization of innovative therapies is not possible without top-tier professionals dedicated to discovery — and Elan’s scientific team is outstanding. The Company has a proven track record of therapeutic success with Tysabri ® , and continues to have a respected and successful research team. At the same time, Elan remains focused on ensuring that development resources are properly aligned with its most promising pipeline opportunities — which is critical in a highly competitive market where resources are limited — and continues to employ a collaborative approach to reduce the substantial financial investment and execution risks associated with developing potential new therapies. Elan’s focus on generating value for patients and shareholders is demonstrated in the ongoing success of Tysabri. In 2010, global in-market sales of Tysabri increased 16% and, as of December 2010, approximately 56,600 patients were benefiting from the therapy worldwide. The market for MS drugs remains robust and, despite new market entrants, Tysabri and Elan are well positioned to capitalize on the continued need for a drug that dramatically enhances the lives of MS patients. Financially, Elan is the strongest it has been in the past decade. By combining scientific excellence with operational and financial discipline, Elan is well on track to achieving its objective to become a sustainable and self—funding biotechnology company by the end of 2011. In 2010, Elan grew revenues, decreased operating expenses, and — as a result — delivered operating profit, before other charges and gains, for the first time since 2001. In addition, Elan continued to take significant steps to de-risk its balance sheet by reducing total debt by 17% during the year. In summary, I joined Elan’s Board because of the Company’s proven scientific strength, its commitment to disciplined operational and financial management, and its tremendous potential to build value for investors and improve the lives of patients suffering from some of the most severe neurodegenerative diseases. I look forward to working with my fellow directors and the Company’s strong management and research team to realize Elan’s potential. Finally, on behalf of the Board, I want to thank Kyran McLaughlin for his strong leadership as Chairman of Elan over the past five years. With Kyran’s guidance, Elan made significant strides in its business and in advancing its important science and therapies to the benefit of patients around the world. Robert A. Ingram Chairman, Elan Board of Directors

CEO Review Dear Shareholders, Last year was an important and exciting period in Elan’s evolution. The Company made significant progress financially, operationally and scientifically. We also moved forward on several initiatives that will further sharpen our operational focus and lay the foundation for continued growth and profitability. We are pleased to have met or exceeded all of the financial goals that we outlined in our guidance for 2010. In addition, consistent with our long-term focus on balance sheet strength, we repaid or refinanced $455.0 million of our debt during the year. This reduced our total debt to approximately $1.3 billion, which is 17% lower than our total debt at the end of 2009. Since mid-2009, we have repaid or refinanced more than 70% of our debt, while continuing to invest in our science, which is the lifeblood of our business. BioNeurology Revenues from our BioNeurology business increased during the year, driven by continued growth in revenue from Tysabri ® , our multiple sclerosis (MS) drug that we market in collaboration with Biogen Idec, Inc. (Biogen Idec). In August 2010, in conjunction with Biogen Idec, we announced significant progress in the development of a potential risk stratification plan that could mitigate the risk of progressive multifocal leukoencephalopathy (PML), a viral infection of the brain, in patients treated with Tysabri. In December 2010, we filed requests with the U.S. Food and Drug Administration and European Medicines Agency to update product labeling to provide additional information to patients and physicians. Both actions are part of our collective ongoing commitment to identify and address potential risk factors for PML. In the meantime, Tysabri continues to perform very well, demonstrating the significant benefits that this treatment has for patients suffering from MS. At the end of 2010, approximately 56,600 patients were on therapy worldwide, an increase of 17% over the 48,400 who were on therapy at the same time in 2009. In 2010, we took several actions to ensure that our resources remain fully aligned with our most attractive opportunities. Late last year, we restructured our research and development (R&D) efforts to scale back investment in less promising areas, while deepening our focus in the fight against Parkinson’s disease, and continuing to make disciplined investments in potential new treatments for Alzheimer’s disease and MS. One of our important research initiatives is the establishment of Neotope as a discovery enterprise focused on creating novel monoclonal antibodies based on neo-epitope targets for treatment of a broad range of therapeutic indications, including Alzheimer’s disease, Parkinson’s disease, amyloidosis and diabetes. Elan Drug Technologies (EDT) Revenues from our EDT business decreased slightly for the year, reflecting an expected business transition from a more mature product portfolio to newer growth products that should support stronger performance over the medium term. Our EDT pipeline continues to progress on several potential treatment options in a variety of therapeutic areas. Within the last eighteen months, two products using EDT’s proprietary technologies have been approved — Ampyra ® , which is marketed by Acorda, for patients with MS, and Invega ® Sustenna ® , a schizophrenia treatment marketed by Johnson & Johnson. We believe both products have the potential for growth and illustrate EDT’s dexterity in the field of drug delivery. In fact, in early 2011, EDT reached an important milestone with the approval of Xeplion ® (the brand name in Europe for Invega Sustenna), the first European Commission approval of an injectable product using EDT’s NanoCrystal ® technology.

FINANCIAL HIGHLIGHTS Tysabri Growth Tysabri performed strongly in 2010, with a 16% increase in in-market sales to $1,230.0 million. At year end 2010, approximately 56,600 patients were on Tysabri therapy worldwide. 2010 Financial Results1 IFRS Under International Financial Reporting Standards (IFRS), we reported revenues of $842.7 million in 2010, an increase of 3% over 2009. The revenue growth was driven by a solid performance from Tysabri, which recorded annual global in-market sales of $1,230.0 million, an increase of 16% over the $1,059.2 million recorded in the same time period of 2009. We record as Tysabri revenue under IFRS our share of the collaboration profit from sales of Tysabri plus our directly incurred collaboration expenses, and reported Tysabri revenues for 2010 of $524.5 million, an increase of 21%, as compared to revenues of $432.2 million for 2009. The strong performance from Tysabri more than offset the expected reduced revenues from Maxipime ® , Azactam ® , Prialt ® and Skelaxin ® . We ceased distributing Maxipime and Azactam in 2010, and divested our Prialt assets and rights to Azur Pharma International Limited in May 2010. Revenues from the EDT business of $274.1 million were marginally lower than 2009 revenues of $275.9 million, due principally to the expected reduced revenues from Skelaxin, offset by revenue from Ampyra, which launched in March 2010. Excluding other charges, selling, general and administrative (SG&A) expenses decreased 12% to $184.9 million in 2010 from $209.3 million in 2009, which primarily reflects reduced sales and marketing costs and amortization expense related to Prialt. Excluding other charges, R&D expenses decreased 12% to $258.8 million in 2010, compared to $293.0 million in 2009. The decrease primarily relates to the cost savings as a result of the divestment of substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (since acquired by Pfizer) to Janssen Alzheimer Immunotherapy in 2009, partially offset by increased investment in development activities relating to Tysabri and EDT. As a result of our increased revenues and reduced operating expenses, in 2010, we reported Adjusted EBITDA of $166.5 million, an increase of 73% over the Adjusted EBITDA of $96.3 million reported in 2009. U.S. GAAP Under U.S. GAAP, we reported revenues of $1,169.7 million, an increase of approximately 5% compared to 2009 revenues of $1,113.0 million. The key drivers of our increased revenues were Tysabri sales and the Ampyra launch, which more than offset reduced revenues from Maxipime, Azactam, Prialt and Skelaxin, as described above. Reported revenues for Tysabri under U.S. GAAP in 2010 were $851.5 million, as compared to $724.3 million in 2009, an 18% increase.

Ampyra Launch In 2010, our licensee, Acorda, launched Ampyra as a treatment to improve walking ability in patients with MS; this therapy incorporates EDT’s MXDAS ® technology. EDT manufactures supplies of Ampyra for the global market at its Athlone, Ireland facility. Cost Management IFRS operating expenses, excluding other charges and gains, reduced by 12% in 2010, reflecting disciplined cost management and savings from the AIP and Prialt divestments, balanced with continued investment in development activities for Tysabri and EDT. Liquidity Total debt was reduced by 17% during the year while retaining significant liquidity with year end cash and cash equivalent balances of $422.5 million. In addition, we generated positive operating cashflows of $68.2 million in 2010. Combined SG&A and R&D expenses were $513.4 million in 2010, as compared to $561.8 million in 2009, a 9% decrease. The decrease primarily relates to the cost savings as a result of the divestment of AIP and Prialt, offset by increased investment in Tysabri and EDT development activities. As a result of our increased revenues and reduced operating expenses, in 2010, we reported Adjusted EBITDA of $166.5 million, an increase of 73% over the Adjusted EBITDA of $96.3 million reported in 2009. Overall, I am very pleased with how the Company performed in 2010, and I am confident that the operational initiatives we undertook last year, combined with the ongoing strength of our BioNeurology and EDT businesses, should enable us to deliver an even better performance in 2011. I want to thank our employees — Elan’s most valuable resources — for their continued dedication and exceptional work in 2010. As always, we remain keenly focused on developing our science and pipeline for the benefit of patients and shareholders. I look forward to continuing to update you on our progress. Kelly Martin Chief Executive Officer 1 The financial results contained in this Annual Report are prepared under IFRS. Elan also prepares separate financial statements under U.S. GAAP that have been filed on Form 20-F with the U.S. Securities and Exchange Commission. The principal difference between the company’s financial results prepared under IFRS and U.S. GAAP relates to the accounting for Tysabri. Although there are no differences to total net loss or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri, the amounts recorded as revenue and SG&A differ under both standards. For a reconciliation of Elan’s IFRS financial statements to U.S. GAAP, please refer to pages 177 to 182 of this Annual Report.

BioNeurology: focused on discovering and developing novel therapeutics for neurological diseases Elan’s BioNeurology business focuses on neurodegenerative diseases, such as Alzheimer’s disease and Parkinson’s disease; autoimmune diseases, including multiple sclerosis (MS) and Crohn’s disease and on neo-epitope based targets for treatments across a broad range of therapeutic indications.

Rick Artis — SVP, Molecular Design; Jennifer Johnston — Senior Scientist, Cell Biology; Gene Kinney - VP, Pharmacology 10 Elan Corporation, plc 2010 Annual Report

68% REDUCTION IN ANNUALISED RELAPSE RATE Tysabri Tysabri, which is co-marketed by us and Biogen Idec, Inc. (Biogen Idec), is approved in major markets including the United States, the European Union, Switzerland, Canada and Australia. In the United States (U.S.), it is approved for relapsing forms of MS and in the European Union (E.U.) for relapsing-remitting MS. According to data published in the New England Journal of Medicine, after two years Tysabri treatment led to a 68% relative reduction in the annualised relapse rate, compared with placebo, and reduced the relative risk of disability progression by 42% to 54%. In post-hoc analyses of the clinical trial data published in The Lancet Neurology, 37% of Tysabri-treated patients remained free of their MS activity, based on MRI and clinical measures, compared to 7% of placebo-treated patients. Additional analyses have provided evidence that Tysabri is associated with a significant improvement in functional outcome, rather than only slowing or preventing progression of disability, in those living with MS. Patients with a common baseline expanded disability status scale score (an EDSS of 2.0) treated with Tysabri showed a significant increase in the probability of sustained improvement in disability; this increase was 69% relative to placebo. 37% TYSABRI PATIENTS FREE OF MS DISEASE ACTIVITY For 2010, Tysabri global in-market net sales increased by 16% to $1,230.0 million from $1,059.2 million for 2009. As of the end of December 2010, approximately 56,600 patients were on therapy worldwide, including approximately 27,600 commercial patients in the United States and approximately 28,400 commercial patients in the rest of world (ROW). Tysabri increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain caused by the JC virus (JCV), that can lead to death or severe disability. The risk of PML increases with longer treatment duration and in patients treated with an immunosuppressant prior to receiving Tysabri; these risks appear to be independent of each other. Data beyond four years are limited. In the United States, Europe and the ROW, provisions are in place to inform patients of the risks associated with Tysabri therapy, including PML, and to enhance collection of post-marketing data on the safety and utilisation of Tysabri for MS. A number of diagnostic tools have been considered to potentially identify patients exposed to the JCV and who may be at a higher or lower risk of developing PML. Elan Corporation, plc 2010 Annual Report 11

TYSABRI PATIENTS: WORLDWIDE With Biogen Idec, we are developing a two-step enzyme-linked immunosorbent assay (ELISA) to detect anti-JCV antibodies in the sera of patients. A preliminary analysis of this antibody assay was published in the journal Annals of Neurology in August 2010 and validation of the clinical utility of the assay as a risk-stratification tool continues. We believe that consideration of a patient’s anti-JCV antibody status, together with his or her duration of treatment and prior treatments, can provide useful information to a patient and his or her clinician regarding the patient’s risk of developing PML. We aim to provide information regarding the relative risk of developing PML to Tysabri patients, which should allow for more informed risk-benefit analyses by patients and clinicians. In December 2010, Elan and Biogen Idec submitted a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) and a Type II Variation to the European Medicines Agency (EMA) to request review and approval to update the respective Tysabri Prescribing Information and Summary of Product Characteristics. The companies are proposing updated product labelling to include anti-JCV antibody status as one potential factor to help stratify the risk of PML in the Tysabri-treated population. On 21 January 2010, the EMA finalised a review of Tysabri and the risk of PML. The EMA’s Committee for Medicinal Products for Human Use (CHMP) concluded that the risk of developing PML increases after two years of use of Tysabri, although this risk remains low; however, we believe the benefits of Tysabri continue to outweigh its risks for patients with highly active relapsing-remitting MS, for whom there are few treatment options available. We have initiated the five year renewal process for Tysabri’s marketing authorisation in the European Union. This marketing authorisation review by the EMA, in addition to ongoing label discussions with U.S. regulators, includes assessment of the criteria for confirming PML diagnosis, the number of PML cases, the incidence of PML in Tysabri patients, the risk factors for PML, as well as an overall assessment of Tysabri’s benefit-risk profile. Our interactions with E.U. and U.S. regulators could result in modifications to the respective labels or other restrictions for Tysabri. Upon completion of the assessment of the Tysabri renewal in the European Union, the marketing authorisation is expected to be valid for either an unlimited period or for an additional five year term. We believe the safety data to date continues to support a favourable benefit-risk profile for Tysabri. Information about Tysabri for the treatment of MS, including important safety information, is available at www.Tysabri.com. The contents of this website are not incorporated by reference into this Annual Report. We evaluated Tysabri as a treatment for Crohn’s disease in collaboration with Biogen Idec and subsequently launched Tysabri for the treatment of Crohn’s disease in the United States in the first quarter of 2008. Complete information about Tysabri for the treatment of Crohn’s disease, including important safety information, is available at www.Tysabri.com. Science and Discovery In late 2010, Elan began implementing an initiative to build the next generation of science and discovery for our BioNeurology business. As part of this initiative, we are deepening our existing focus on Parkinson’s disease and have established a Parkinson’s disease genetics group. The group’s activities will be guided by human genetics associated with Parkinson’s disease, and it will have as its foundation research into the fundamental pathways of Parkinson’s biology, genetics-based animal models, and structural characterisation of genetic targets for drug design. In addition, we have formed an antibody research group, called Neotope, which is focused on creating novel monoclonal antibodies based on neo-epitope targets for the treatment of a broad range of therapeutic indications. Neotope aims to explore specific immunotherapeutic treatment of a number of diseases including Alzheimer’s disease, Parkinson’s disease, amyloid light chain (AL) amyloidosis and diabetes. We plan to continue to make measured and disciplined investment in our Alzheimer’s disease and MS pipelines and to continue to utilise external collaborations and relationships to enhance our focus on scientific discovery, which is the our key strength. BioNeurology Pipeline Our BioNeurology pipeline is focused on developing therapeutics for chronic neurological diseases such as Alzheimer’s disease, Parkinson’s disease and MS. Alzheimer’s Disease Programmes Elan’s scientists have been leaders in Alzheimer’s disease research for more than 25 years, and insights gained from our work are an important part of the scientific foundation of understanding this disease. We are known and respected for our innovative Alzheimer’s disease platforms and our commitment to creating new therapeutic opportunities for patients desperately in need of them. Our Scientific Approach Our scientific approach to Alzheimer’s disease is centered upon our landmark basic research that revealed the fundamental biology that leads to the production and accumulation of a toxic protein, beta amyloid, in the brains of Alzheimer’s disease patients. The process by which this protein is generated, aggregates and is ultimately deposited in the brain as plaque is often referred to as the beta amyloid cascade. The formation of beta amyloid plaques is the hallmark pathology of Alzheimer’s disease. Beta amyloid forms when a small part of a larger protein called the amyloid precursor protein (APP) is cleaved from the larger protein. This separation happens when enzymes called secretases “clip” or cleave APP. It is becoming increasingly clear that once beta amyloid is produced, it exists in multiple physical forms with distinct functional activities. It is believed that the BIONEUROLOGY FINANCIAL PERFORMANCE: IFRS

BioNeurology: 3 neurological disease areas of focus Our scientists and clinicians have been pursuing novel therapeutic approaches to three distinct neurological diseases: In Alzheimer’s disease; targeting the clearance, disruption and aggregation of beta amyloid through a variety of approaches; In Parkinson’s diease; targeting therapeutics against proteins genetically linked with the disease, including alpha-synuclein and Parkin; In MS; blocking the entry of immune cells into the central nervous system through blocking the alpha-4 integrin. toxic effects of some of these forms may be involved in the complex cognitive, functional and behavioral deficits characteristic of Alzheimer’s disease. A growing body of scientific data, discovered by researchers at Elan and other organisations, suggest that modulating the beta amyloid cascade may result in treatments for Alzheimer’s disease patients. Elan scientists and others continue to study and advance research in this critical therapeutic area. Three Approaches to Disrupting the Beta Amyloid Cascade Our scientists and clinicians have pursued separate therapeutic approaches to disrupting three distinct aspects of the beta amyloid cascade: Preventing aggregation of beta amyloid in the brain (ELND005); Clearing existing beta amyloid from the brain through immunotherapies targeting beta amyloid (Alzheimer’s Immunotherapy Program (AIP), sold to Janssen Alzheimer Immunotherapy (Janssen Al) in 2009); and Preventing production of beta amyloid in the brain with secretase inhibitors. ELND005, an Aß aggregation inhibitor In 2006, we entered into an exclusive, worldwide collaboration with Transition Therapeutics, Inc. (Transition) for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule ELND005 is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. Preclinical data suggest that ELND005 may act through the mechanism of preventing and reversing the fibrilisation of beta amyloid (the aggregation of beta amyloid into clumps of insoluble oligomers), thus enhancing clearance of amyloid and preventing plaque deposition. Daily oral treatment with this compound has been shown to prevent cognitive decline in a transgenic mouse model of Alzheimer’s disease, with reduced amyloid plaque load in the murine brain and increased life span of these animals. In June 2010, a Phase 2 clinical study (study AD201) was completed and topline results were announced on 9 August 2010. Study AD201 was a Phase 2 placebo-controlled study in 351 patients with mild to moderate Alzheimer’s disease who received study drug (250mg twice daily; 1,000mg twice daily; 2,000mg twice daily; or placebo) for up to 18 months. The two higher dose groups were discontinued in December 2009. The study did not achieve significance on co-primary outcome measures (neuropsychological test battery (NTB) and Alzheimer’s Disease Cooperative Study — Activities of Daily Living (ADCS-ADL)). The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF previously associated with therapeutic effects in animal models, and showed some effects on clinical endpoints in an exploratory analysis. After reviewing the final safety data with the study’s Independent Safety Monitoring Committee, we concluded that the 250mg twice daily dose has acceptable safety and tolerability. Elan and Transition, after discussions with experts in the field, believe the preponderance of evidence from both biomarker and clinical data, supports further clinical development of ELND005. We are continuing to explore pathways forward for the ELND005 asset. In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition ele cted to exercise its opt-out right under the original agreement. Under this amendment, we paid Transition $9.0 million in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement. As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalties ranging from high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialisation. Beta amyloid immunotherapies (AIP) Beta amyloid immunotherapy pioneered by our scientists involves the potential treatment of Alzheimer’s disease by inducing or enhancing the body’s immune response in order to clear toxic species of beta amyloid from the brain. In almost a decade of collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), our scientists developed a series of therapeutic monoclonal antibodies and active vaccination approaches that may have the ability to reduce or clear beta amyloid from the brain. These new approaches have the potential to alter the underlying cause of the disease by reducing a key pathway associated with it. The AIP includes bapineuzumab (intravenous and subcutaneous delivery) and ACC-001, as well as other compounds. Bapineuzumab is an experimental humanised monoclonal antibody delivered intravenously that is being studied as a potential treatment for mild to moderate Alzheimer’s disease. Bapineuzumab is thought to bind to and clear beta amyloid peptide in the brain. It is designed to provide antibodies to beta amyloid directly to the patient (passive immunotherapy), rather than prompting patients to produce their own immune responses (active immunotherapy). Bapineuzumab has received fast-track designation from the FDA, which means that it may receive expedited approval in certain circumstances, in recognition of its potential to address the significant unmet needs of patients with Alzheimer’s disease. The Phase 3 programme includes four randomised, double-blind, placebo-controlled studies across two subpopulations (based on ApoE4 genotype) with mild to moderate Alzheimer’s disease, with patients distributed between North America and the ROW. The subcutaneous delivery of bapineuzumab is being tested in Phase 2 trials. ACC-001, is a novel vaccine intended to induce a highly specific antibody response by the patient’s immune system to beta amyloid (active immunotherapy), and is currently being evaluated in Phase 2 clinical studies. ACC-001 has also been granted fast track designation by the FDA. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of AIP. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Secretase inhibitors Beta and gamma secretases are proteases, or enzymes that break down other proteins that clip APP and result in the formation of beta amyloid. This finding is significant because if the “clipping” of APP could be prevented, the pathology BIONEUROLOGY FINANCIAL PERFORMANCE: U.S. GAAP

Ted Yednock — EVP, Head of Global Research “We have always focused on pathology and genetics—this approach in Parkinson’s has led us to novel biological findings and potential therapeutic approaches with Synuclein, Parkin and LRRK” — Ted Yednock of Alzheimer’s disease may be changed. We have been at the forefront of research in this area, publishing extensively since 1989, and have developed and are pursuing advanced discovery programmes focused on molecular inhibitors of beta and gamma secretases. In 2010 alone, we had ten publications in this area discussing advances on inhibitors of BACE (for Beta-site of APP Cleaving Enzyme) and gamma and their impact on the disease. Gamma secretase Gamma secretase is a multi-protein complex that is required to produce beta amyloid. We have played a critical leadership role characterising how gamma secretase may affect Alzheimer’s disease pathology. Our finding that functional gamma secretase inhibitors appear to reduce beta amyloid levels in the brain, published in the Journal of Neurochemistry in 2001, was an important step in this area of Alzheimer’s disease research. We continue to progress our gamma secretase discovery programme with unique molecules that affect the activity of gamma secretase in a substrate-specific manner. Our development programme for ELND006, a small molecule gamma secretase inhibitor, was halted in October 2010. We continue to concentrate our efforts on gamma secretase inhibitors at earlier stages in our pipeline. Beta secretase Beta secretase, sometimes called BACE, is believed to initiate the first step in the formation of beta amyloid, the precursor to plaque development in the brain. Our findings concerning the role beta secretase plays in beta amyloid production, published in Nature in 1999, are considered a landmark discovery. Today, we continue to be at the centre of understanding the complexities of beta secretase. Our ongoing drug discovery efforts in this area focus on inhibiting beta secretase and its role in the progression of Alzheimer’s disease pathology. Parkinson’s Disease Genetics We have several early discovery efforts in Parkinson’s disease, guided by our expertise in Alzheimer’s disease. Our scientists are exploring multiple therapeutic strategies to tackle this poorly understood, devastating disease, with specific focus on the analysis of human genetics and pathology to discover mechanisms to prevent disease progression. Like many other neurodegenerative disorders, Parkinson’s disease involves the formation and accumulation of misfolded proteins in the brain. Alpha-synuclein is a protein genetically linked to Parkinson’s disease — abnormal aggregates of alpha-synuclein, including fibrils and inclusions known as Lewy bodies, occur in degenerating neurons in brain regions controlling movement and can involve other regions of the brain as well. Alterations in alpha-synuclein are believed to play a critical role in Parkinson’s disease. Our scientists have made significant progress in identifying unusual modified forms of alpha-synuclein in human Parkinson’s disease brain tissue. In 2009, our scientists published research in the Journal of Biological Chemistry about the discovery of an enzyme that may be involved in the modification of alpha-synuclein. In 2010, we continued to characterise this enzyme and made selective inhibitors to test in animal models of the disease. We also made significant progress on understanding other forms of alpha-synuclein, the role that different forms of synuclein can play in normal and abnormal cellular functions, as well as the pathogenicity of alpha-synuclein in animal models of disease. We are also studying parkin, a protein found in the brain that, like alpha-synuclein, has been genetically linked to Parkinson’s disease. Parkin may be involved in the elimination of misfolded proteins within neurons, and has demonstrated neuroprotective capabilities in cells. Some

ALZHEIMER’S IMMUNOTHERAPHY PROGRAM1 (JOHNSON & JOHNSON AND PFIZER) 1 As part of the Johnson & Johnson Transaction in September 2009, Janssen Al acquired substantially all of our assets and rights related to AIP (see page 15 for additional information). familial forms of Parkinson’s disease have been linked to mutations in parkin, with more than 50% of early-onset Parkinson’s disease being linked to a loss of parkin protein and function in neurons. In 2010, our scientists found novel ways to modulate the activity of parkin in cells and are in the process of determining how parkin can regulate the disease processes of neurodegeneration. We are also pursuing other genetic targets associated with Parkinson’s disease and have formed a dedicated research group to focus on this area. Alpha 4 Integrin Our therapeutic strategy for treating autoimmune and other diseases is to identify mechanisms common to these diseases and develop novel therapeutics that stop the underlying causes of disease Alpha 4 integrin is a protein expressed by immune cells that allows those cells to leave the bloodstream and invade target tissues. Blocking alpha 4 integrin stops immune cells from entering tissues. Since first publishing the hypothesis concerning the therapeutic potential of blocking alpha 4 integrin in 1992, leading to the development of Tysabri, our scientists have been expanding and refining our understanding of how cells enter tissues. Through this deep understanding, we have developed small molecules that can selectively block particular alpha 4 integrin interactions. ELND002 We are continuing to develop ELND002, a novel alpha 4 integrin inhibitor for the treatment of MS. Phase 1b/2a clinical trials for ELND002 are ongoing in MS patients and the FDA has granted Fast Track status to develop ELND002 for the treatment of Secondary Progressive MS.

Guriq Basi — VP, R&D Management, Neotope; Dale Schenk — Chief Scientific Officer, Head of Neotope Neotope Neotope Biosciences Limited, a wholly-owned subsidiary of Elan Corporation, plc, is a discovery enterprise focused on creating novel antibodies based on neo-epitope targets for treatment of a broad range of therapeutic indications, including Alzheimer’s disease, Parkinson’s disease, AL amyloidosis and diabetes. Why Target Neo-Epitopes to Treat Disease? Several progressively debilitating diseases with poor treatment options and often fatal prognoses are all caused by the mis-folding and accumulation of disease-specific proteins. These protein accumulations, though each unique and due to a different protein, are often referred to as amyloids. Scientists at Neotope have led efforts to discover and develop antibody-based strategies that target several of these disease-causing amyloids. Neotope ApproachTM Neotope’s strategy applies our expertise in the generation of novel antibodies that are then screened in specific preclinical disease models to select candidates with therapeutic potential for clinical development. We leverage a global network of collaborators for the relevant disease models and harness their expertise in assessments of preclinical efficacy in the pathway to select and develop antibodies for further human clinical studies. Neotope is working with Boehringer Ingelheim for manufacture of our antibody-based therapeutics in order to accelerate advancement of these programmes towards clinical development. Neotope Targets Neotope’s lead programme in preclinical development is a proprietary antibody for treatment of AL amyloidosis. Neotope’s portfolio of targets includes tau for treatment of Alzheimer’s disease and other tauopathies, alpha-synuclein for treatment of synucleinopathies such as Lewy body dementia or Parkinson’s disease and targets for treatment of type 2-diabetes. “Neotope’s focus on antibodies targeting neo-epitopes allows us to leverage our strong expertise in this area for treatment of a broad range of diseases even beyond the central nervous system” — Dale Schenk

BIONEUROLOGY PRODUCTS AND PIPELINE PRECLINICAL DISCOVERY APPROVED MARKETED PHASE 1 PHASE 2 PHASE 3 FILED Alzheimer’s Disease Abeta Aggregation Inhibtors ELND005 Alzheimer’s Disease Secretase Inhibitors Beta Secretase Research Gamma Secretase Research Gamma Secretase Inhibitor (ELND007)[1] Parkinson’s Disease Parkinson’s Research Neotope Neotope Preclinical Neotope Research Small Molecules (natalizumab follow-ons) ELND002 Multiple Sclerosis (with Biogen Idec) TYSABRI® (natalizumab) TYSABRI® Subcutaneous Crohn’s Disease (with Biogen Idec) TYSABRI® (natalizumab) (U.S.) [1] ELND007 Phase 1 study is currently on hold until additional preclinical studies are evaluated. Elan Corporation, plc 2010 Annual Report 19

Elan Drug Technologies: 40 years of drug delivery leadership Elan Drug Technologies (EDT) develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using our extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies worldwide.

Gary Liversidge — Chief Technology Officer; Sharon Hamm — SVP, Technical Operations 22 Elan Corporation, plc 2010 Annual Report

Our portfolio includes 25 currently marketed products by EDT licensees and 12 products in clinical development. Throughout its over 40 year history, EDT approved by the FDA for a product using has been a leader, bringing forth innovative EDT’s MXDAS® (matrix drug absorption solutions that have addressed real patient system) technology and is the first medicine needs, with significant benefits across the approved by the FDA indicated to improve pharmaceutical industry. Since its founding walking speed in people with MS. In in Ireland in 1969, EDT has been focused January 2010, Biogen Idec announced the on developing and applying technologies submission of a Marketing Authorisation to unsolved drug formulation challenges. Application (MAA) to the EMA for Fampyra. Our two principal drug technology Biogen Idec also announced that it has filed platforms are our Oral Controlled Release a New Drug Submission (NDS) with Health (OCR) technologies and our Bioavailability Canada. In January 2011, the CHMP Enhancement Platform which includes our of the EMA issued a negative opinion, NanoCrystal® technology. recommending against approval of Fampyra in the European Union. Biogen Idec Since 2001, 12 products incorporating intends to appeal this opinion and request EDT technologies have been approved and a re-examination of the decision by the launched in the United States alone. CHMP. Biogen Idec also received a Notice To date, EDT’s drug delivery technologies of Deficiency from Health Canada for its have been commercialised in 36 products application to sell Fampyra in Canada. EDT around the world, contributing to annual has the right to manufacture supplies of client sales of more than $3.0 billion. Ampyra for the global market at its Athlone, Ireland facility. Key Events In March 2010, our licensee, Acorda In 2010, the hydrocodone ER product Therapeutics Inc. (Acorda), launched (ZX002) from our U.S. licensee, Zogenix Ampyra® following its approval by the Inc (Zogenix) progressed in Phase 3 clinical FDA in late January 2010 as a treatment trials. By the end of 2010, the enrollment to improve walking in patients with MS. of the 12-month safety study (Study 802) Ampyra is marketed and distributed in the was completed and the 12-week double-United States by Acorda and if approved blind, placebo controlled efficacy study was outside the United States, where it is called underway with full enrollment completed Fampyra® (prolonged-release fampridine in February 2011. Pending positive clinical tablets), will be marketed and distributed by results, Zogenix expects to submit an NDA Biogen Idec, Acorda’s sub-licensee. Ampyra to the FDA by early 2012. is the first New Drug Application (NDA) Elan Corporation, plc 2010 Annual Report 23

$61.1 MILLION IN 2010 OPERATING PROFIT

$274.1 MILLION IN 2010 REVENUE

ZX002 is a novel controlled release formulation of hydrocodone, developed by EDT using our *SODAS®* technology and is in clinical trials for the treatment of moderate to severe chronic pain in individuals who require around-the-clock opioid therapy for the control of pain.

In October 2010, we launched our new Manufacturing Services business at the world CPhI trade show. This new development offers clients a broad range of services and expertise integrated to one company, builds on over 40 years experience in drug delivery and provides pharmaceutical clients with process design and development expertise, process improvements as well as improved production methods in scale-up and commercial manufacturing.

In March 2011, our licensee Janssen-Cilag International NV, announced the approval of Xeplion®, a once monthly atypical antipsychotic injection, by the European Commission. This is the first approval of an injectible product using EDT's *NanoCrystal* technology.

Other regulatory advances included approvals for new strengths for Focalin® XR (25mg and 35mg) in the United States, and Morphelan® filed in the European Union by Elan.

Advancing Technologies, Improving Medicines

EDT is an established, profitable business unit of Elan that has been applying its skills and knowledge to enhance the performance of dozens of drugs that have subsequently been marketed worldwide. Today, products enabled by EDT technologies are used by more than two million patients each day.

Throughout its 40-plus years in business, EDT has remained committed to using its extensive experience, drug delivery technologies and commercial capabilities to help clients develop innovative products that provide clinically meaningful benefits to patients. Committed to innovation — whether in the products developed, advancing our existing technologies or developing new

24 Elan Corporation, plc 2010 Annual Report

$61.1 MILLION IN $274.1 2010 OPERATING MILLION IN PROFIT 2010 REVENUE ZX002 is a novel controlled release In March 2011, our licensee Janssen-Cilag formulation of hydrocodone, developed International NV, announced the approval by EDT using our SODAS® technology of Xeplion®, a once monthly atypical and is in clinical trials for the treatment antipsychotic injection, by the European of moderate to severe chronic pain in Commission. This is the first approval of an individuals who require around-the-clock injectible product using EDT’s NanoCrystal opioid therapy for the control of pain. technology. In October 2010, we launched our new Other regulatory advances included Manufacturing Services business at approvals for new strengths for Focalin® XR the world CPhI trade show. This new (25mg and 35mg) in the United States, development offers clients a broad range and Morphelan® filed in the European of services and expertise integrated to Union by Elan. one company, builds on over 40 years experience in drug delivery and provides Advancing Technologies, pharmaceutical clients with process design Improving Medicines and development expertise, process EDT is an established, profitable business improvements as well as improved unit of Elan that has been applying its production methods in scale-up and skills and knowledge to enhance the commercial manufacturing. performance of dozens of drugs that have subsequently been marketed worldwide. In February 2011, we entered into an Today, products enabled by EDT agreement with Abraxis Biosciences, technologies are used by more than two Inc. (Abraxis, since acquired by Celgene million patients each day. Corporation) to settle litigation in relation to the application of EDT’s NanoCrystal Throughout its 40-plus years in business, technology to Abraxane®. As part of the EDT has remained committed to settlement agreement with Abraxis, we using its extensive experience, drug received $78.0 million in March 2011 in delivery technologies and commercial full and final settlement, which will be capabilities to help clients develop recognised in our 2011 financial results. innovative products that provide We will not receive future royalties in clinically meaningful benefits to patients. respect of Abraxane. Committed to innovation — whether in the products developed, advancing our existing technologies or developing new 24 Elan Corporation, plc 2010 Annual Report technologies — EDT has been driven by some of the best scientific talent in the area of drug delivery formulation. We provide a broad range of creative drug formulation approaches, including formulation development, scale-up and manufacturing. Commercialised technologies include those for poorly water-soluble compounds as well as technology platforms for customised oral release. Since 2001, our technologies have been incorporated and subsequently commercialised in 12 products in the United States. With 12 pipeline products in the clinic, multiple preclinical programmes and a strong client base, EDT plans to maintain its position as a leading drug delivery company worldwide.

During 2010, EDT generated $274.1 million (2009: $275.9 million) in revenue and operating income of $61.1 million in 2010 (2009: $70.9 million). EDT generates revenue from two sources: royalties and manufacturing fees from licensed products; and contract revenues relating to research and development (R&D) services, license fees and milestones.

Typically, EDT receives royalties in the single-digit range as well as manufacturing fees based on cost-plus arrangements where appropriate. More recently, EDT has brought product concepts to a later stage of development before out-licensing and as a result will seek to attain an increasing proportion of revenue.

EDT's Business Strategy

Throughout our 40-plus year history, we have invested in the development of innovative technologies, particularly in OCR platform technologies and technologies for poorly water-soluble compounds. Although revenues declined slightly in 2010, over the medium term we are focused on profitably growing as a drug delivery business, underpinned by our product development capabilities and drug delivery technologies.

Our strategy, based on our comprehensive product development and proprietary technology platforms, involves two complementary elements:

- Working with pharmaceutical companies to develop products through the application of our technologies to their pipeline and marketed products; and
- Selectively developing product candidates based on our proprietary technologies where we originate the product concept and ultimately develop the product to a later stage of development prior to out-licensing or making a decision to continue internal development.

EDT has a unique platform of validated technologies to offer our clients — including OCR, delayed release, and pulsatile release delivery systems as well as technology

EDT FINANCIAL PERFORMANCE: IFRS

Revenue
USD millions

245
286
299
276
274
2006
2007
2008
2009
2010

Operating Expenses*
USD millions

85
95
94
86
95
2006
2007
2008
2009
2010

*Excluding other charges and gains

Adjusted EBITDA
USD millions

95
126
130
117
104
2006
2007
2008
2009
2010

Elan Corporation, plc 2010 Annual Report 25

technologies — EDT has been driven by brought product concepts to a later stage some of the best scientific talent in the area of development before out-licensing and of drug delivery formulation. We provide a as a result will seek to attain an increasing broad range of creative drug formulation proportion of revenue. approaches, including formulation development, scale-up and manufacturing. EDT’s Business Strategy Commercialised technologies include Throughout our 40-plus year history, those for poorly water-soluble compounds we have invested in the development as well as technology platforms for of innovative technologies, particularly customised oral release. Since 2001, our in OCR platform technologies and technologies have been incorporated technologies for poorly water-soluble and subsequently commercialised in 12 compounds. Although revenues declined products in the United States. With 12 slightly in 2010, over the medium term pipeline products in the clinic, multiple we are focused on profitably growing as preclinical programmes and a strong client a drug delivery business, underpinned by base, EDT plans to maintain its position our product development capabilities and as a leading drug delivery company drug delivery technologies. worldwide. Our strategy, based on our comprehensive During 2010, EDT generated $274.1 product development and proprietary million (2009: $275.9 million) in revenue technology platforms, involves two and operating income of $61.1 million in complementary elements: 2010 (2009: $70.9 million). EDT generates Working with pharmaceutical revenue from two sources: royalties and companies to develop products manufacturing fees from licensed products; through the application of our and contract revenues relating to research technologies to their pipeline and and development (R&D) services, license marketed products; and fees and milestones. Selectively developing product candidates based on our proprietary Revenues for 2010 were impacted by the technologies where we originate expected reduced revenues from Skelaxin® the product concept and ultimately and TriCor® 145 as a result of the cessation develop the product to a later stage of, or significantly decreased, promotional of development prior to out-licensing efforts by our clients in respect of these or making a decision to continue products. A generic form of Skelaxin was internal development. approved and launched in April 2010. The decrease in revenue from these products Validated Platform of was offset by the launch of Ampyra in the Technologies — NanoCrystal United States in March 2010. Technology and Oral Controlled Release Typically, EDT receives royalties in the EDT has a unique platform of validated single-digit range as well as manufacturing technologies to offer our clients — including fees based on cost-plus arrangements OCR, delayed release, and pulsatile release where appropriate. More recently, EDT has delivery systems as well as technology EDT FINANCIAL PERFORMANCE: IFRS Revenue USD millions 2006 2007 2008 2009 2010 Operating Expenses* USD millions 2006 2007 2008 2009 2010 *Excluding other charges and gains Adjusted EBITDA USD millions 2006 2007 2008 2009 2010 Elan Corporation, plc 2010 Annual Report 25

MARKETED PRODUCTS Twenty-five (25) products incorporating EDT technologies are currently marketed by EDT licensees. EDT receives royalties and, in some cases, manufacturing fees on these products, which include: Licensee Product Indication Abbott Laboratories TriCor® 145 Cholesterol reduction Acorda Therapeutics, Inc. Zanaflex Capsules® Muscle spasticity Acorda Therapeutics, Inc. Ampyra® Walking disability assoc with MS Janssen Invega® Sustenna® Schizophrenia Jazz Pharmaceuticals Inc. Luvox CR® SAD[1] and OCD[2] Pfizer Inc. Avinza® Chronic pain Merck & Co., Inc. Emend® Nausea post chemo Novartis AG Focalin® XR/Ritalin® LA ADHD[3] Par Pharmaceutical Co., Inc. Megace® ES Cachexia Pfizer Inc. Rapamune® Anti-rejection Victory Pharma Naprelan® NSAID[4]— Pain [1] Social Anxiety Disorder [2] Obsessive Compulsive Disorder [3] Attention Deficit Hyperactivity Disorder [4] Non-Steroidal Anti-Inflammatory Drug 26 Elan Corporation, plc 2010 Annual Report

solutions for poorly water-soluble compounds. We have a complete range of capabilities from formulation development through to commercial-scale manufacture in modern facilities. Our technologies are key to our future business and are supported by a robust patent estate. Proven Innovation for Poorly Water-soluble Compounds — NanoCrystal Technology EDT’s proprietary NanoCrystal technology is a drug optimisation technology applicable to many poorly water-soluble compounds. It is an enabling technology for evaluating new chemical entities exhibiting poor water solubility and a tool for optimising the performance of established drugs. NanoCrystal technology involves reducing drugs to particles in the nanometer size. By reducing particle size, the exposed surface area of the drug is increased and then stabilised to maintain particle size. A drug in NanoCrystal form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance. Our NanoCrystal technology is: Proven — Five licensed products have been launched to date, achieving over $1.9 billion annual in-market sales. Patent Protected — More than 1,400 patents/patent applications around the NanoCrystal technology in the United States and the ROW. Refer to page 198 for additional information on our NanoCrystal technology patents. Simple, Easy and Effective — Optimised and simplified from 20 years of development behind the technology. It is applicable to all dosage forms and has been manufactured at commercial scale since 2001. The potential benefits of applying the NanoCrystal technology for existing and new products include: Enhancing oral bioavailability; Increased therapeutic effectiveness; Reducing/eliminating fed/fasted variability; Optimising delivery; and Increased absorption. EDT’s NanoCrystal technology has now been incorporated into five licensed and commercialised products, with more than 30 other compounds at various stages of development. Oral Controlled Release Technology Platform OCR technologies provide significant benefits in developing innovative products that may provide meaningful clinical benefits to patients. EDT has developed a range of OCR technologies, which it applies to help overcome many of the technical difficulties that have been encountered in developing OCR products. OCR products are often difficult to formulate, develop and manufacture. As a result, significant experience, expertise and know-how are required to successfully develop such products. EDT’s OCR technologies are focused on using advanced drug delivery technology and its manufacturing expertise to formulate, develop and manufacture controlled release, oral dosage form pharmaceutical products that improve the release characteristics and efficacy of active drug agents, and also provide EDT FINANCIAL PERFORMANCE: U.S. GAAP Revenue USD millions 2006 2007 2008 2009 2010 Operating Expenses* USD millions 93 92 83 93 87 2006 2007 2008 2009 2010 *Excluding other charges and gains Adjusted EBITDA USD millions 126 130 117 95 104 2006 2007 2008 2009 2010 Elan Corporation, plc 2010 Annual Report 27

improved patient convenience and compliance. The drug delivery technologies employed, coupled with its manufacturing expertise, enable EDT to cost effectively develop value-added products and to enhance product positioning. EDT’s suite of OCR technologies has been incorporated into many commercialised products. EDT’s OCR technology platform allows a range of release profiles and dosage forms to be engineered. Customised release profiles for oral dosage forms such as extended release, delayed release and pulsatile release have all been successfully developed and commercialised. Our OCR platform of validated technologies is: Validated and Commercialised —20 products currently on the market. Multiple OCR Technologies —Our OCR platform includes specific technologies for tailored delivery profiles including SODAS technology (controlled and pulsatile release), IPDAS® technology (sustained release), CODAS® technology (delayed release) and the MXDAS drug absorption system. Patent Protected — More than 400 patent/patent applications in the United States and the ROW. Fully Scaleable — Optimised from 40 years of development. In-house manufacturing capabilities in the United States and Ireland. Manufacturing Services EDT has a long and established history in the scale-up and manufacture of pharmaceutical dosage forms for pharmaceutical markets worldwide, with multiple products successfully launched in North America, Asia, Europe, Latin America, Australasia and, more recently, India and China. EDT’s main production facilities are located in Athlone, Ireland, and Gainesville, Georgia, United States. EDT’s manufacturing services business provides a range of contract manufacturing services that include analytical development, clinical trial manufacturing, scale-up, product registration support and supply chain management for client products. At present over 30 of the world’s leading pharma companies are clients of ours. Range of Manufacturing Services: FDA and EMA inspected sites with capacity to manufacture up to 1.5 billion units annually of solid oral dosage product. 270,000 square feet of current good manufacturing practices (cGMP) facilities between our sites in Ireland and the United States. Process and analytical equipment, U.S. Drug Enforcement Administration (DEA) controlled site, packaging facilities in United States and Ireland. Dedicated research, development, scale-up and commercial manufacturing facilities. Other services include regulatory support, supply chain support, and launch management. 28 Elan Corporation, plc 2010 Annual Report

EDT PRODUCT PIPELINE EDT’s pipeline spans a range of therapeutic classes, routes of administration and licensee profiles, as outlined below. In addition, EDT has a large number of projects at the preclinical or formulation development stage. LICENSEE PRODUCT EDT TECHNOLOGY PHASE 1 PHASE 2 PHASE 3 FILED APPROVED MARKETED Janssen[1] (Johnson & Johnson) Invega® Sustenna® NanoCrystal ® Acorda Therapeutics[2] Ampyra® OCR EDT proprietary Morphine-Europe OCR EDT proprietary Megestrol NCD-Europe NanoCrystal ® Zogenix ZX002 OCR EDT proprietary Pain product NanoCrystal ® Various[3] 6 products NanoCrystal ®, OCR [1] Invega® Sustenna® is currently marketed in the United States and was approved under the brand name Xeplion® in the European Union in March 2011. [2] Biogen Idec has announced submission of an MAA to the EMA for Fampyra (prolonged-release fampridine tablets) and the filing of an NDS to Health Canada for Fampyra. In January 2011, the CHMP of the EMA issued a negative opinion, recommending against approval of Fampyra in the European Union. Biogen Idec intends to appeal this opinion and request a re-examination of the decision by the CHMP. Biogen Idec also received a Notice of Deficiency from Health Canada for its application to sell Fampyra in Canada. [3] Includes improved existing product; new chemical entity not yet on market in any form; broad collaborative NanoCrystal® technology in-licensee products; and NanoCrystal®/OCR combination technology programme. Elan Corporation, plc 2010 Annual Report 29

30 Elan Corporation, plc 2010 Annual Report

Corporate Social Responsibility: pursuing opportunities to improve people’s lives As a company whose fundamental purpose is to pursue scientific and therapeutic opportunities to improve people’s lives, we acknowledge the important responsibilities associated with our activities. Our overriding goal is to continue to be responsive to the expectations of the stakeholders we impact, including not only our shareholders and bondholders, but also the scientific, medical and patient communities, employees, suppliers, collaborators, statutory and regulatory bodies, and other governance bodies with whom we interact.

Our Goals: Our Patients: To create, sustain and grow the unique patient relevance of our therapies, science and relationships; Our Employees: To attract, develop, reward and retain the brightest and best people; Our Community: To contribute to the communities in which we operate and to the wider society; Our Environment: To be committed to responsible environmental stewardship practices. Our Patients Our progress, goals and achievements are underscored by a deep commitment to creating, sustaining and growing the unique patient relevance of our therapies, science and relationships. In addition to the advancement of our products and clinical studies, this fundamental focus on patients is also evidenced by our collaborative research ventures, our patient assistance programmes, our intellectual property estate enabling the advancement of innovation, and the widespread, patient-facing outreach of our employees in the communities in which we work and live. Moving forward, we remain steadfastly committed to making a difference in the lives of patients and their families through our dedication to bringing innovations in science to fill significant unmet medical needs. Innovations in Science For information on our R&D activities, please refer to the Operating Review on pages 9 to 29. In addition to our internal R&D programmes, we are also involved in external innovation initiatives in the areas of Alzheimer’s disease and Parkinson’s disease. Alzheimer’s Drug Discovery Foundation (ADDF), a biomedical venture philanthropy, is a public charity solely dedicated to accelerating the discovery and development of drugs to prevent, treat and cure Alzheimer’s disease and cognitive aging. Through the ADDF, Elan funded several research projects through the “Novel Approaches to Drug Discovery for Alzheimer’s Disease” programme and continues to work closely with the ADDF. Additional information on the ADDF can be found at www.alzdiscovery.org. We collaborate with world-class experts to expand the body of scientific knowledge around Parkinson’s disease. Animal models developed collaboratively with Parkinson’s Institute and Clinical Center (PI) researchers are being utilised for testing of potential new therapeutic approaches. During 2010, Elan and PI researchers continued working together to develop new tools that may be useful for discovery of new therapeutics for Parkinson’s disease. Additional information on the PI can be found at www.thepi.org. Since 2006, our efforts with the Michael J. Fox Foundation for Parkinson’s Research (MJFF) have included a grant programme, “Novel Approaches to Drug Discovery for Parkinson’s Disease”, designed to identify and fund promising research projects. Novel Approaches to Drug Discovery for Parkinson’s Disease provides awardees from both academic and biotech institutions with a clear opportunity for follow-on funding and collaboration for further development. We have an option for a right of first negotiation for any promising approaches 32 Elan Corporation, plc 2010 Annual Report or materials that arise out of this programme. Additional information on the MJFF can be found at www.michaeljfox.org R&D and Commercial Practices We have developed clear and accountable policies and procedures for all our medical and scientific practices to ensure comprehensive oversight of all our clinical, scientific, pharmacovigilance and medical governance issues is achieved. We take our ethical and scientific responsibilities seriously and demonstrate these aspects of our work in our relationships with our clinical stakeholders. In this work we have regard of anti-kickback statutes, which prohibit offering payment to induce the purchasing of our products, as well as false claims legislation In addition, we aim to apply the highest standards in all our clinical and scientific research in every country in which we operate and with every group of stakeholders with whom we interact. The rights, safety and well being of the patients enrolled in our clinical trial programmes are the most important considerations and are protected at all times. We adhere to the International Conference on Harmonisation Good Clinical Practice Guideline (which is the international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve participation of human subjects), FDA and international regulatory requirements and all E.U. Directives affecting clinical trial conduct. The Alzheimer’s Association The Alzheimer’s Association is the leading voluntary U.S. health organisation in Alzheimer’s care, support and research, with a mission “to eliminate Alzheimer’s disease through the advancement of research; to provide and enhance care and support for all affected; and to reduce the risk of dementia through the promotion of brain health.” Our multi-faceted relationship with the Alzheimer’s Association ranges from participation in the Alzheimer’s Association Research Roundtable, a consortium of scientific thought-leaders working to facilitate the development and implementation of new treatments for Alzheimer’s disease, to support for the Alzheimer’s Association Memory Walk. Additional information on the Alzheimer’s Association can be found at www.alz.org. Accelerate Cure/Treatments for Alzheimer’s Disease (ACT-AD) ACT-AD is a coalition of national organisations representing stakeholders that are seeking to accelerate the development of potential cures and treatments for Alzheimer’s disease. ACT-AD supports accelerating research for transforming therapies for Alzheimer’s disease. ACT-AD also seeks immediate public and government recognition of Alzheimer’s disease as a debilitating, dehumanizing and life-threatening disease that requires urgent attention and to bring interventional therapies to patients, providers and families in the next decade by making acceleration of promising Alzheimer’s disease therapies a top national priority. Additional information on ACT-AD can be found at www.act-ad.org. Tysabri Financial Assistance Programme Our collaborator on Tysabri, Biogen Idec, provides Tysabri patients a wide range of support services and programmes to optimise access to Tysabri in the United States. Biogen Idec partners patients with a Financial Assistance Counsellor to develop the best financial solution for accessing Tysabri therapy, helping to ensure that no patient is denied treatment based solely on financial reasons. Financial assistance programmes encompass a number of options; are tailored to address the various needs of patients, including those uninsured, privately insured, or insured through Medicare; and include a co-pay assistance programme with a low monthly cap, subject to annual enrollment and income limit qualifications. Other Support Activities The Alzheimer’s Society of Ireland (ASI) provides care and support for those suffering from dementia and to their families and caregivers. Our support of ASI encompasses a number of important fund-raising events, includ ing the annual Tea Day national fundraising initiative, which we have supported at both a corporate level and through the participation of our employees. Additional information on the ASI can be found at www.alzheimer.ie. Elan and our employees participate in and offer significant fund-raising support to the Multiple Sclerosis Society (U.S.) (www. nationalmssociety.org), Multiple Sclerosis Ireland (www.ms-society.ie) and the Crohn’s and Colitis Foundation of America (www.ccfa.org). Last year, many of our employees participated in awareness-raising and fund-raising events sponsored by these associations. Our Employees We believe that our past and future successes are dependent on the commitment and hard work of our employees. Our goal concerning our employees is to ensure — through our Elan Corporation, plc 2010 Annual Report 33

ELAN EMPLOYEE OVERVIEW LENGTH OF SERVICE IN YEARS EMPLOYEES BY GENDER 2010 20+ 15-19 10-14 5-9 0-4 Female Male compensation, benefits and working environment — that we attract, develop, reward and retain the brightest and best people in all areas of our business. At 31 December 2010, we employed 1,219 people (2009: 1,321) with approximately 61% based in the United States (2009: 65%) and 39% based in the European Union (2009: 35%). An overview of our employment data by gender and length of service is set out in the charts above. Employee Engagement and Communication We recognise the importance of having good communications and greater transparency. We keep our employees informed and fully updated on events affecting Elan through regular employee town-hall meetings, global employee conference calls and email news releases. In 2010, we introduced “Inside Elan”, a new communications vehicle designed to bring our employees the latest news from around the Company. Inside Elan complements our other news sources, such as Synapse and emails from senior leadership. Each issue of Inside Elan includes recurring sections, such as: “Under the Microscope” — an in-depth look at important Company news; and “I am an Elaner” — a rotating employee profile designed to help our employees get to know their colleagues. There are also a number of rotating features, such as: “Beat on the Street”, — a front row seat at events happening around Elan and a “Need to Know” section covering important functional updates from around the Company. We are committed to communication as a two-way process and Elan offers several channels where employees can report suspect violations anonymously. These include our toll-free Compliance Line and Anonymous Web Form. All Compliance Line reports are sent directly to the Office of Compliance, which reports directly to the CEO and has a dotted-line reporting relationship to the Audit Committee and the board of directors. In the latter part of 2010, we realigned and restructured the R&D organisation within our BioNeurology business and reduced related support activities, which resulted in a reduction in our overall staff numbers. We remain very conscious of the difficulties experienced by our employees affected by the restructuring and strive to make the transition as smooth as possible by providing career transition services and appropriate compensation. Employee Development Our employee compensation remains competitive and is based on a philosophy that emphasises pay-for-performance, 34 Elan Corporation, plc 2010 Annual Report

HEALTH AND SAFETY Elan’s Code of Conduct As part of our steadfast commitment to the highest ethical standards, we recently updated and expanded Elan’s Code of Conduct. The updated Code of Conduct was issued on 24 February 2011 and all employees were required to review the Code and agree to follow its provisions. This process was rolled out through our Learning Management System, which was launched in 2009. Going forward, all employees will be required to review and acknowledge the Code annually. with the highest rewards reserved for the highest performers. The performance management process continues to feed into the compensation process and ensures that meritocracy is practised throughout the organisation. Employees are eligible for an annual cash bonus, based on the performance of the Company, business areas, teams and individuals. We also offer employees the opportunity to participate in the ownership of Elan through a variety of equity-based incentive schemes. For further information on our equity based incentives please refer to Note 28 to the Consolidated Financial Statements. Through our health insurance and retirement benefits, we encourage our employees to safeguard their own health and future and those of their families. We offer an independent confidential psychological support line for all our employees, which allows free access to a network of qualified professional counsellors. Taken together and alongside the more traditional health and safety practices operated within our facilities, we are fully committed to ensuring our employees receive the most secure and well-rounded protection for their health and wellbeing. We commit significant resources to the life-long learning of our employees. While we focus mainly on professional and scientific development, we also cover areas such as health and safety, the environment and leadership training. Training needs are assessed on an individual basis, and all employees are encouraged to maintain an individual development profile. Outside of formal training programmes, we encourage development through on-the-job direction, a performance management programme, coaching and mentoring, and a tuition- reimbursement programme for qualified, relevant coursework. Health & Safety We are conscious of our responsibilities to all of our stakeholders and at all times to promote a safe and healthy working environment. We are fully committed to the management of all aspects of our business to the highest health and safety standards. In order to achieve this we are committed to continuous improvement of safety management systems and performance. We comply with the local health and safety regulations of the various jurisdictions in which we operate. In addition we have established an Environmental, Health & Safety Management System for all sites, which is consistent with ISO 14001 and OHSAS 18001. In the chart above, Lost Time Case Rate describes the number of accidents Elan Corporation, plc 2010 Annual Report 35 Medical Treatment Incident Rate Lost Time Case Rate

GLOBAL ENERGY USAGE/ GLOBAL WATER CONSUMPTION 140 million 120 million 100 million 80 million 60 million 40 million 20 million 0 2008 2009 2010 Electrical Energy Usage (KWH) Natural Gas Usage (CuFt) 75 million 70 million 65 million 60 million 55 million 50 million 2008 2009 2010 Water Consumption (U.S. Gallons) or injuries on Company premises that cause 100 employees. This increase in Lost Time an employee to miss his/her next regularly Cases was primarily due to occurrence scheduled work day or shift per 100 full of two lost time injuries at our South San time employees during the year. These Francisco site. rates are lower than comparable industry averages. Our Community We strive to make a tangible contribution Medical Treatment Incident Rate describes to the communities in which we operate, the number of medical treatment cases to the wider society and to fulfil our ethical, beyond first aid per 100 full time social and governance responsibilities. employees during the year. The Medical Treatment Incident Rate fell during We recognise our responsibility as a 2010 from 1.3 to 0.7 incidents per 100 public company with shares traded on employees, while the Lost Time Cases the lrish and New York Stock Exchanges Rate increased from 0.3 to 0.6 cases per and are committed to the adoption and Supporting Local Communities: Employee Events Ramp Up in Support of Memory Walk As a co-sponsor of the 2010 Alzheimer’s Association Memory Walk in San Francisco, Elan is committed to supporting the largest event in the United States to raise awareness and funds for Alzheimer’s disease. Team Elan, with 124 members, raised more than $62,000. Time to Read Programme During 2010, 12 employees from our Dublin office provided one-to-one reading support to disadvantaged school children, as part of a pilot reading support programme in conjunction with Business in the Community Ireland. The programme ran for 24 weeks and data from these sessions will be used by the Irish Department of Education to help them in deciding whether to roll the programme out nationwide. maintenance of the highest standards of corporate governance and compliance. Further information on our corporate governance standards and activities are set out in our Corporate Governance Statement on pages 72 to 78 of this Annual Report. We have nurtured a culture that encourages employees to give their time and effort to their communities, and we strive to model that behaviour at the corporate level. As part of this culture we have placed a firm focus on causes that 36 Elan Corporation, plc 2010 Annual Report

180 Oyster Point:

Construction of Efficient Biotech Research Facility

Over the last decade we implemented many energy saving and efficiency measures to protect the environment and reduce our costs. Our recently completed facility at 180 Oyster Point, South San Francisco, represents a new level of commitment to energy saving and environmental protection.

The building was designed from the ground up to maximise energy conservation and environmental protection. The project incorporated "Savings By Design" standards to integrate specific energy-saving measures into the architecture of the building. Overall these energy efficiency measures have reduced summer peak electric demand by 108 kilowatts and are saving 739,000 kilowatt hours of electricity and 2.9 million cubic feet of natural gas annually—enough to power 169 homes for a year. The building design also reduces greenhouse gas emissions by 428 tons of carbon per year, the equivalent of removing 59 cars from the roads.

run closest to our clinical and scientific goals, supporting employees who donate their time and effort at a personal or local level, and, when appropriate, bridging the two.

We continue to work closely with Business in the Community Ireland, which is chaired by our board member Kieran McGowan. Through this collaboration we continuously develop and enhance our corporate responsibility strategy on community and environmental issues as they relate to us and endeavor to use our unique competencies and specialist knowledge to make a difference not only in Ireland, but in all the communities in which we operate.

Our Environment

We are committed to responsible environmental stewardship practices at all of our sites, to operating in full compliance with all relevant environmental regulatory requirements, and to establishing specific objectives and targets, where appropriate, as part of an overall Environmental Management System. For example, at our Athlone, Ireland, site, we operate in compliance with an Integrated Pollution Control Licence granted by the Irish Environmental Protection Agency, and our specifically measured compliance goals include air, water and CO_2 emissions; non-hazardous waste recycled; and hazardous waste recovered.

Recycling, re-use and reduction of all non-hazardous waste streams is practised at all facilities, and we have dedicated Energy Management Teams at key locations.

Our energy and water consumption is directly related to our manufacturing and R&D activity levels. The preceding charts show our annual energy and water consumption for the past three years. We are committed to optimising our use of these resources through further efficiency gains.

During 2010, there was a reduction of 850,000 kilowatt hours in global electrical energy usage and a reduction of 5.2 million gallons (U.S.) in global water consumption. While there were individual increases in energy and water usage at some of our sites these were offset primarily by savings achieved at our Athlone plant.

In 2010, multifunctional teams in Athlone identified and addressed significant energy saving opportunities. By deploying operational excellence (six sigma) tools, the various teams achieved a 17% reduction in electricity usage and a 12% reduction in gas usage. This equates to over 10.0 million kilowatt hours less electricity and gas being used on site—resulting in a reduction in carbon emissions of nearly 1,000 metric tonnes of CO_2. This also meant that Athlone emitted 40% less CO_2 than the facility's emissions trading allowance.

Our Commitment

Our ultimate corporate social responsibility remains our advocacy and advancement of programmes that help to relieve patient suffering and to address unmet medical needs. Successfully moving our science and products forward, for the benefit of patients and their caregivers, provides tremendous societal benefit, particularly in areas such as Alzheimer's disease, MS, and Parkinson's disease. Our mission is to play a significant role in bringing new hope and help to millions of patients, worldwide.

Elan Corporation, plc 2010 Annual Report 37

180 Oyster Point: and environmental issues as they relate achieved at our Athlone plant. Construction of Efficient Biotech to us and endeavor to use our unique Research Facility competencies and specialist knowledge to In 2010, multifunctional teams in Athlone Over the last decade we implemented make a difference not only in Ireland, but in identified and addressed significant many energy saving and efficiency all the communities in which we operate. energy saving opportunities. By deploying measures to protect the environment operational excellence (six sigma) tools, the and reduce our costs. Our recently Our Environment various teams achieved a 17% reduction completed facility at 180 Oyster Point, We are committed to responsible in electricity usage and a 12% reduction South San Francisco, represents a environmental stewardship practices at all in gas usage. This equates to over 10.0 new level of commitment to energy of our sites, to operating in full compliance million kilowatt hours less electricity and saving and environmental protection. with all relevant environmental regulatory gas being used on site — resulting in a requirements, and to establishing specific reduction in carbon emissions of nearly The building was designed from objectives and targets, where appropriate, 1,000 metric tonnes of CO2. This also the ground up to maximise energy as part of an overall Environmental meant that Athlone emitted 40% less conservation and environmental Management System. For example, at CO2 than the facility’s emissions trading protection. The project incorporated our Athlone, Ireland, site, we operate in allowance. “Savings By Design” standards to compliance with an Integrated Pollution integrate specific energy-saving Control Licence granted by the Irish Overall, the increase of 10.8 million cubic measures into the architecture of Environmental Protection Agency, and our feet of natural gas usage during 2010 the building. Overall these energy specifically measured compliance goals was primarily due to the opening of two efficiency measures have reduced include air, water and CO2 emissions; non- new research facilities at our South San summer peak electric demand hazardous waste recycled; and hazardous Francisco site. by 108 kilowatts and are saving waste recovered. 739,000 kilowatt hours of electricity Our Commitment and 2.9 million cubic feet of natural Recycling, re-use and reduction of all non- Our ultimate corporate social responsibility gas annually — enough to power hazardous waste streams is practised at remains our advocacy and advancement 169 homes for a year. The building all facilities, and we have dedicated Energy of programmes that help to relieve patient design also reduces greenhouse gas Management Teams at key locations. suffering and to address unmet medical emissions by 428 tons of carbon per needs. Successfully moving our science year, the equivalent of removing 59 Our energy and water consumption is and products forward, for the benefit of cars from the roads. directly related to our manufacturing patients and their caregivers, provides and R&D activity levels. The preceding tremendous societal benefit, particularly charts show our annual energy and water in areas such as Alzheimer’s disease, MS, run closest to our clinical and scientific consumption for the past three years. and Parkinson’s disease. Our mission is to goals, supporting employees who donate We are committed to optimising our play a significant role in bringing new hope their time and effort at a personal or use of these resources through further and help to millions of patients, worldwide. local level, and, when appropriate, bridging efficiency gains. the two. During 2010, there was a reduction of We continue to work closely with Business 850,000 kilowatt hours in global electrical in the Community Ireland, which is chaired energy usage and a reduction of 5.2 million by our board member Kieran McGowa n. gallons (U.S.) in global water consumption. Through this collaboration we continuously While there were individual increases in develop and enhance our corporate energy and water usage at some of our Elan Corporation, plc 2010 Annual Report 37

Financial Information: 2010 highlights IFRS U.S. GAAP 2010 2010/2009 2010 2010/2009 $m % increase/ $m % increase/ (decrease) (decrease) Revenue 842.7 +3% 1,169.7 +5% Operating expenses* 443.7 (12%) 513.4 (9%) Adjusted EBITDA 166.5 +73% 166.5 +73% * Excluding other charges and gains

40	Elan Corporation, plc 2010 Annual Report

Terms
As used herein, “we”, “our”, “us”, “Elan” and the “Company” refer to Elan Corporation, plc (public limited company) (the Parent Company) and its consolidated subsidiaries (collectively “the Group”), unless the context requires otherwise.

Financial Statements
We prepare our Consolidated Financial Statements contained in this Annual Report in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), and those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS. In addition to the Consolidated Financial Statements contained in this Annual Report, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Form 20-F under U.S. GAAP is a separate document from this Annual Report. IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to the U.S. GAAP Information section, beginning on page 177 of this Annual Report.

Trademarks
All product names appearing in italics are trademarks of Elan. Non-italicised products are trademarks of other companies.

Cautionary Factors That May Affect Future Results
Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, our results could be materially affected.

This Annual Report contains forward-looking statements about our financial condition, results of operations and estimates, business prospects and products and potential products that involve substantial risks and uncertainties. These statements can be identified by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following:

•	any negative developments relating to Tysabri, such as safety or efficacy issues (including deaths and cases of PML), the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations;

•	the potential for the successful development and commercialisation of additional products;

•	the effects of settlement with the U.S. government relating to marketing practices with respect to our former Zonegran® (zonisamide) product, which required us to pay $203.5 million in fines in March 2011 and to take other actions that could have a material adverse effect on Elan;

•	our ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetised to meet our liquidity requirements;

•	whether restrictive covenants in our debt obligations will adversely affect us;

•	our dependence on Johnson & Johnson and Pfizer for the development and potential commercialisation, and the funding potentially required from us for such development and potential commercialisation, of bapineuzumab and any other potential products in the AIP;

•	the success of our R&D activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, and the speed with which regulatory authorisations and product launches may be achieved;

•	Johnson & Johnson is our largest shareholder with an 18.3% interest in our outstanding Ordinary Shares and is largely in control of our remaining interest in the AIP, Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us;

•	competitive developments, including the introduction of generic or biosimilar competition following the loss of patent protection or marketing exclusivity for a product; in particular several of the products from which we derive manufacturing or royalty revenues are under patent challenge by potential generic competitors;

•	our ability to protect our patents and other intellectual property;

•	difficulties or delays in manufacturing Tysabri (we are dependent on Biogen Idec for the manufacture of Tysabri);

•	pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•	failure to comply with anti-kickback, bribery and false claims laws in the United States and elsewhere;

•	extensive government regulation;

•	risks from potential environmental liabilities;

•	failure to comply with our reporting and payment obligations under Medicaid or other government programmes;

•	legislation affecting pharmaceutical pricing and reimbursement, both in the United States and Europe;

•	exposure to product liability risks;

•	an adverse effect that could result from the putative class action lawsuits alleging we disseminated false and misleading statements related to bapineuzumab and the outcome of our other pending or future litigation;

•	the volatility of our share price;

•	some of our agreements that may discourage or prevent others from acquiring us;

•	governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

•	general changes in U.S. GAAP and IFRS; and

•	the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Elan Corporation, plc 2010 Annual Report	41

Financial Review

Introduction

This Annual Report for the year ended 31 December 2010 meets the reporting requirements pursuant to Irish Company law and the listing rules of the Irish Stock Exchange (Listing Rules).

This financial review primarily discusses:

•	Five-year selected financial data;

•	Current operations;

•	The results of operations for the year ended 31 December 2010, compared to the year ended 31 December 2009;

•	Analysis of results of operations by segment;

•	Liquidity and capital resources; and

•	Events after the balance sheet date.

Five-Year Selected Financial Data

The selected financial data set forth below is derived from our Consolidated Financial Statements in this Annual Report and our prior years’ Annual Reports, and should be read in conjunction with, and is qualified by reference to, the Operating Reviews on pages 9 to 29, the Financial Review on pages 42 to 61 and our Consolidated Financial Statements and related notes thereto.

Years Ended 31 December,	2010		2009		2008		2007		2006

Income Statement Data: (in $m, except for per share data):
Total revenue	842.7		820.9		761.8		516.4		497.3
Operating profit/(loss)	(185.4	)(1)	45.3	(2)	(151.7	)(3)	(539.1	)(4)	(286.1	)(5)
Net loss	(322.6	)(6)	(162.3	)(7)	(35.2	)(8)	(665.9	)(9)	(408.7	)(10)
Basic and diluted loss per Ordinary Share(11)	(0.55)		(0.32)		(0.07)		(1.42)		(0.94)

Other Financial Data (in $m):
Adjusted EBITDA(12)	166.5		96.3		4.3		(30.4)		(91.1)

At 31 December,	2010	2009	2008	2007	2006

Balance Sheet Data (in $m, except for number of shares data):
Cash and cash equivalents	422.5	836.5	375.3	423.5	1,510.6
Restricted cash—current and non-current	223.1	31.7	35.2	29.6	23.2
Available-for-sale investments—current	2.0	7.1	30.5	276.9	11.2
Total assets	881.8	2,321.3	1,844.6	1,598.8	2,829.8
Long-term debt	1,249.1	1,508.6	1,743.4	1,738.4	2,352.9
Total shareholders’ equity/(deficit)	214.0	514.4	(223.4)	(388.4)	204.8
Weighted-average number of shares outstanding—basic and diluted (in millions)	584.9	506.8	473.5	468.3	433.3

(1)	After a settlement provision charge of $206.3 million; a net gain on divestment of business of $0.3 million; and after other charges of $50.8 million, primarily relating to net severance, restructuring and other costs of $19.6 million, facilities and other asset impairment charges of $16.7 million, a legal settlement of $12.5 million and intangible asset impairment charges of $2.0 million.

(2)	After a gain on divestment of business of $118.0 million; a gain on legal settlement of $18.0 million; and after other charges of $80.3 million, primarily relating to a $30.6 million impairment of the Prialt intangible assets, severance, restructuring and other costs of $29.0 million, a $16.1 million facilities and other asset impairment charges, and a legal settlement of $4.6 million.

42	Elan Corporation, plc 2010 Annual Report

Financial Review

(3)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million.

(4)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets and $32.4 million of net severance and restructuring costs.

(5)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; and after severance, restructuring and other costs of $7.5 million.

(6)	After a settlement provision charge of $206.3 million; a net gain on divestment of business of $0.3 million; after other charges of $50.8 million, primarily relating to net severance, restructuring and other costs of $19.6 million, facilities and other asset impairment charges of $16.7 million, a legal settlement of $12.5 million and intangible asset impairment charges of $2.0 million; after a net loss on investment in associate of $26.0 million; and after a net charge on debt retirement of $3.0 million.

(7)	After a gain on divestment of business of $118.0 million; a gain on legal settlement of $18.0 million; after other charges of $80.3 million, primarily relating to a $30.6 million impairment of the Prialt intangible assets, severance, restructuring and other costs of $29.0 million, a $16.1 million facilities and other asset impairment charges and a legal settlement of $4.6 million; and after a net charge on debt retirement of $24.4 million.

(8)	After other charges of $34.3 million, primarily relating to $22.1 million in net severance and restructuring costs, the write-off of deferred transaction costs of $7.5 million and a legal settlement of $4.7 million; and after an income tax benefit of $270.1 million, which primarily resulted from the recognition of U.S. deferred tax benefits.

(9)	After other charges of $306.1 million, primarily relating to a $197.5 million impairment of the Prialt intangible assets, a $76.2 million impairment of the Maxipime and Azactam intangible and other assets, and $32.4 million of net severance and restructuring costs; and after a $7.7 million net charge on debt retirement.

(10)	After a gain on arbitration award of $49.8 million; a $7.4 million net gain on divestment of product; severance, restructuring and other costs of $7.5 million; and after a net charge on debt retirement of $11.5 million.

(11)	Basic and diluted loss per share is based on the weighted-average number of outstanding Ordinary Shares and the effect of potentially dilutive securities including share options, Restricted Stock Units, warrants and convertible debt securities, unless anti-dilutive.

(12)	Refer to page 53 for a reconciliation of Adjusted EBITDA to net loss and our reasons for presenting this non-GAAP measure.

Current Operations

Our business is organised into two business units: BioNeurology and EDT. Our BioNeurology business unit engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies. For additional information on our current operations, please refer to the Operating Reviews on pages 9 to 29.

Elan Corporation, plc 2010 Annual Report	43

Results of Operations for the Years Ended 31 December 2010 and 2009

The selected financial data set forth below is derived from our Consolidated Financial Statements

	2010	2009	% increase/
	$m	$m	(decrease)

Product revenue	829.0	802.2	3%
Contract revenue	13.7	18.7	(27)%

Total revenue	842.7	820.9	3%
Cost of sales	330.1	351.8	(6)%

Gross profit	512.6	469.1	9%
Selling, general and administrative expenses	209.4	256.7	(18)%
Research and development expenses	282.6	303.1	(7)%
Settlement provision charge	206.3	—	100%
Net gain on divestment of businesses	(0.3)	(118.0)	(100)%
Gain on legal settlement	—	(18.0)	(100)%

Operating profit/(loss)	(185.4)	45.3	(509)%
Interest expense	122.1	139.8	(13)%
Interest income	(2.5)	(1.3)	92%
Investment gains	(12.8)	(0.6)	2033%
Net loss on investment in associate	26.0	—	100%
Net charge on debt retirement	3.0	24.4	(88)%

Net interest and investment gains and losses	135.8	162.3	(16)%

Loss before tax	(321.2)	(117.0)	175%
Income tax expense	1.4	45.3	(97)%

Net loss for the year	(322.6)	(162.3)	99%

Total Revenue

Total revenue increased 3% to $842.7 million in 2010 from $820.9 million in 2009. Total revenue from our BioNeurology business increased by 4%, while revenue from our EDT business decreased slightly. Total revenue is analysed further between revenue from the BioNeurology and EDT business units.

	2010	2009	% increase/
	$m	$m	(decrease)

Revenue from the BioNeurology business	568.6	545.0	4%
Revenue from the EDT business	274.1	275.9	(1)%

Total revenue	842.7	820.9	3%

44	Elan Corporation, plc 2010 Annual Report

Financial Review

Revenue from the BioNeurology Business

Total revenue from our BioNeurology business increased 4% to $568.6 million in 2010 from $545.0 million in 2009. The increase was primarily driven by increased revenue from Tysabri, offset by the expected reduction in revenues from Maxipime®, Azactam® and Prialt®. Revenue from the BioNeurology business can be analysed as follows:

	2010	2009	% increase/
	$m	$m	(decrease)

Product revenue:
Tysabri	524.5	432.2	21%
Azactam	27.2	81.4	(67)%
Maxipime	8.2	13.2	(38)%
Prialt	6.1	16.5	(63)%
Royalties	1.6	1.7	(6)%

Total product revenue	567.6	545.0	4%
Contract revenue	1.0	—	100%

Total revenue from the BioNeurology business	568.6	545.0	4%

Tysabri

Global in-market net sales of Tysabri for the years ended 31 December were as follows:

	2010	2009
	$m	$m	% increase

United States	593.2	508.5	17%
ROW	636.8	550.7	16%

Total Tysabri in-market net sales	1,230.0	1,059.2	16%

Tysabri in-market net sales were $1,230.0 million in 2010 and $1,059.2 million in 2009. The increase in 2010 reflects increased patient demand across global markets and a higher price in the United States, offset by exchange rate movements, a reduction in average infusions per patient and U.S. healthcare reform. At the end of December 2010, approximately 56,600 patients were on therapy worldwide, including approximately 27,600 commercial patients in the United States and approximately 28,400 commercial patients in the ROW, representing an increase of 17% over the approximately 48,400 (revised) patients who were on therapy at the end of December 2009.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Outside of the United States, Biogen Idec is responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with International Accounting Standards (IAS) 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party. The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses).

Elan Corporation, plc 2010 Annual Report	45

The net Tysabri revenue of $524.5 million in 2010 (2009: $432.2 million) was calculated as follows:

	2010	2009	% increase/
	$m	$m	(decrease)

Tysabri in-market sales	1,230.0	1,059.2	16%
Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(589.2)	(558.0)	6%

Tysabri collaboration operating profit	640.8	501.2	28%

Elan’s 50% share of Tysabri collaboration operating profit	320.4	250.6	28%
Elan’s directly incurred costs	204.1	181.6	12%

Net Tysabri revenue	524.5	432.2	21%

Other BioNeurology Products

Azactam revenue decreased 67% to $27.2 million in 2010 from our 2009 sales level of $81.4 million. We ceased distributing Azactam as of 31 March 2010.

Maxipime revenue decreased 38% to $8.2 million in 2010 from our 2009 sales level of $13.2 million. We ceased distributing Maxipime as of 30 September 2010.

Prialt revenue was $6.1 million for 2010 compared to $16.5 million for 2009. We divested our Prialt assets and rights to Azur Pharma International Limited (Azur) in May 2010. Refer to Note 7 to the Consolidated Financial Statements for additional information regarding this divestment. In 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset to reduce the carrying value of this intangible asset to $14.6 million as at 31 December 2009. Refer to Note 9 and Note 17 to the Consolidated Financial Statements for additional information regarding this impairment.

Revenue from the EDT Business

Revenue from the EDT business unit decreased slightly to $274.1 million in 2010 from $275.9 million in 2009.

	2010	2009	% increase/
	$m	$m	(decrease)

Product revenue:
Manufacturing revenue and royalties:
Ampyra	56.8	—	100%
TriCor 145	54.5	61.6	(12)%
Focalin XR/Ritalin LA	33.0	32.6	1%
Verelan®	21.8	22.1	(1)%
Naprelan	12.6	16.0	(21)%
Skelaxin	5.9	34.9	(83)%
Other	76.8	90.0	(15)%

Total manufacturing revenue and royalties from the EDT business	261.4	257.2	2%

Contract revenue:
Research revenue	8.2	8.2	—
Milestone payments	4.5	10.5	(57)%

Total contract revenue from the EDT business	12.7	18.7	(32)%

Total revenue from the EDT business	274.1	275.9	(1)%

Manufacturing revenue and royalties comprise revenue earned from products we manufacture for clients and royalties earned principally on sales by clients of products that incorporate our technologies.

46	Elan Corporation, plc 2010 Annual Report

Financial Review

Manufacturing revenue and royalties increased 2% to $261.4 million in 2010 from our 2009 sales level. The increase in 2010 was primarily due to revenues from Ampyra, which was launched in March 2010, offset by expected reduced revenues from Skelaxin. In January 2010, the FDA approved Ampyra as a treatment to improve walking ability in patients with MS; this was demonstrated by an improvement in walking speed. The product was subsequently launched in the United States in March 2010. Ampyra, which is globally licensed to Acorda, is marketed and distributed in the United States by Acorda and if approved outside the United States will be marketed and distributed by Biogen Idec, Acorda’s sub-licensee, where it is called Fampyra (prolonged-release fampridine tablets). In January 2011, the CHMP of the EMA issued a negative opinion, recommending against approval of Fampyra in the European Union. Biogen Idec intends to appeal this opinion and request a re-examination of the decision by the CHMP. Biogen Idec also received a Notice of Deficiency from Health Canada for its application to sell Fampyra in Canada. EDT has the right to manufacture supplies of Ampyra for the global market at its Athlone, Ireland facility.

Potential generic competitors have challenged the existing patent protection for several of the products from which we earn manufacturing revenue and royalties. We and our clients defend our intellectual property rights vigorously. However, if these challenges are successful, our manufacturing revenue and royalties will be materially and adversely affected. As a result of the approval and launch of a generic form of Skelaxin in April 2010, EDT’s royalty revenue from this product has significantly declined.

Except as noted above, no other single product accounted for more than 10% of our manufacturing revenue and royalties in 2010 or 2009. In 2010, 32% (2009: 47%) of these revenues consisted of royalties received on products that we do not manufacture.

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in March 2011 in full and final settlement, which will be recognised in our 2011 financial results. We will not receive future royalties in respect of Abraxane.

Contract Revenue

Contract revenue was $12.7 million in 2010 and $18.7 million in 2009. Contract revenue consists of research revenue, license fees and milestones arising from R&D activities we perform on behalf of third parties. The fluctuation in contract revenue was primarily due to the level of external R&D projects and the timing of when the milestone payments are earned.

Cost of Sales

Total cost of sales decreased 6% to $330.1 million in 2010 from $351.8 million in 2009. Included within cost of sales were other charges of $2.5 million (2009: $22.8 million), as described below. Excluding other charges, the gross margin on revenue was 61% in 2010 and 60% in 2009, principally reflecting higher sales of Tysabri and the Ampyra launch, which more than offset lower revenues from Maxipime, Azactam, Skelaxin and Prialt. The gross profit, excluding other charges, increased by 5% to $515.1 million, compared to $491.9 million in 2009.

Included within total cost of sales is $188.1 million of directly incurred collaboration expenses related to Tysabri for 2010 (2009: $162.0 million), resulting in a reported Tysabri gross margin of 64% in 2010 (2009: 63%). The reported Tysabri gross margin is impacted by the collaboration profit-sharing, commercial spend and operational arrangements.

Selling, General and Administrative Expenses

Total selling, general and administrative (SG&A) expenses decreased 18% to $209.4 million in 2010 from $256.7 million in 2009. Included within SG&A expenses were other charges of $24.5 million (2009: $47.4 million), as described below. Excluding other charges, SG&A expenses decreased 12% to $184.9 million in 2010 from $209.3 million in 2009. The

Elan Corporation, plc 2010 Annual Report	47

decrease primarily reflects reduced sales and marketing costs and amortisation expense related to Prialt, along with continued cost control.

Included within total SG&A expenses is $16.0 million of directly incurred collaboration SG&A expenses related to Tysabri for 2010 (2009: $19.6 million), a decrease of 18%. The decrease is primarily due to lower sales headcount in 2010 compared to 2009.

Research and Development Expenses

Total R&D expenses decreased 7% to $282.6 million in 2010 from $303.1 million in 2009. Included within R&D expenses were other charges of $23.8 million (2009: $10.1 million), as described below. Excluding other charges, R&D expenses decreased 12% to $258.8 million in 2010, compared to $293.0 million in 2009. The decrease primarily relates to the cost savings as a result of the divestment of our AIP business in 2009. R&D expenses in 2009 included $92.3 million in relation to the spend on AIP. Excluding the AIP and other charges, R&D expenses increased by $58.1 million, principally reflecting increased investment in development activities related to Tysabri and EDT.

Settlement Provision Charge

In December 2010, we finalised the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004.

Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. We held $203.7 million in an escrow account at 31 December 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million provision charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Net Gain on Divestment of Business

The net gain on divestment of business of $0.3 million recorded in 2010 is comprised of a $1.0 million gain related to the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI; and a $0.7 million loss on the divestment of our Prialt assets and rights to Azur in May 2010.

The net loss on divestment of our Prialt assets and rights of $0.7 million is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprises cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration of $9.6 million. We are also entitled to receive additional performance-related milestones and royalties.

The net gains of $1.0 million and $118.0 million recorded in 2010 and 2009, respectively, related to the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI. These gains were calculated based upon the estimated fair value of the assets sold of $235.0 million, less their carrying value and transaction costs. Our equity interest in Janssen AI has been recorded as an investment in associate on the Consolidated Balance Sheet, and was initially recorded at its estimated fair value of $235.0 million.

48	Elan Corporation, plc 2010 Annual Report

Financial Review

The net gain on divestment of the AIP business in 2009 amounted to $118.0 million and was calculated as follows:

2009
$m

Investment in Janssen AI(1)	235.0
Intangible assets	(58.7)
Biologics and fill-finish impairment(2)	(41.2)
Transaction costs	(16.8)
Share-based compensation	1.2
Other	(1.5)

Net gain on divestment of business	118.0

(1)	The investment in Janssen AI was recorded at the estimated fair value of $235.0 million as of the date of the transaction.

(2)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million.

For additional information relating to our equity investment in Janssen AI, refer to Note 11. For additional information relating to our related party transactions with Janssen AI, refer to Note 35.

Gain on Legal Settlement

The gain on legal settlement of $18.0 million in 2009 related to an agreement with Watson Pharmaceuticals, Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and intangible asset impairment charges. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

Included within cost of sales, SG&A expenses and R&D expenses were total other charges of $50.8 million for 2010 and $80.3 million for 2009 consisting of the following:

2010

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(a) Severance, restructuring and other costs	2.5	6.7	10.4	19.6
(b) Facilities and other asset impairment charges	—	5.3	11.4	16.7
(c) Legal settlement	—	12.5	—	12.5
(d) Intangible asset impairment charges	—	—	2.0	2.0

Total other net charges	2.5	24.5	23.8	50.8

2009

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(d) Intangible asset impairment charges	—	30.6	—	30.6
(a) Severance, restructuring and other costs	9.0	9.9	10.1	29.0
(b) Facilities and other asset impairment charges	13.8	2.3	—	16.1
(c) Legal settlement	—	4.6	—	4.6

Total other net charges	22.8	47.4	10.1	80.3

Elan Corporation, plc 2010 Annual Report	49

(a)	Severance, restructuring and other costs

During 2010 and 2009, we incurred severance and restructuring charges of $19.6 million and $29.0 million, respectively, principally associated with a realignment and restructuring of the R&D organisation within our BioNeurology business, and reduction of related support activities.

(b)	Facilities and other asset impairment charges

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which includes asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

During 2009, we incurred facilities and other asset impairment charges of $16.1 million, principally comprised of an asset impairment charge of $15.4 million associated with the postponement of our biologics manufacturing activities in the first half of the year. In addition, following the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge was recorded as part of the net gain on divestment of business recorded in 2009. For additional information on the net gain on divestment of business, refer to Note 7.

(c)	Legal settlements and awards

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. On 31 January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009, we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

(d)	Intangible asset impairment charges

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). This charge is offset by a credit of $3.0 million associated with a deferred payment under the agreement.

During 2009, we recorded a non-cash impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product did not meet expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as at 31 December 2009.

During 2010, we divested our Prialt assets and rights to Azur and recorded a net loss of $0.7 million on this divestment. For additional information on the divestment of our Prialt assets and rights, refer to Note 7 to the Consolidated Financial Statements.

50	Elan Corporation, plc 2010 Annual Report

Financial Review

Interest Expense

Total interest expense decreased 13% to $122.1 million for 2010 from $139.8 million for 2009. The decrease was primarily due to debt refinancing transactions in 2010 and 2009. During 2009 and 2010, we repaid or refinanced $1.3 billion in debt as follows:

	2009	2010	Total
	$m	$m	$m

7.75% Notes	(850.0)	—	(850.0)
Floating Rate Notes due 2011	—	(300.0)	(300.0)
Floating Rate Notes due 2013	—	(139.5)	(139.5)
8.875% Notes	—	(15.5)	(15.5)

Total aggregate principal amount of debt redeemed	(850.0)	(455.0)	(1,305.0)

8.75% Notes issued October 2009	625.0	—	625.0
8.75% Notes issued August 2010	—	200.0	200.0

Total aggregate principal amount of debt issued	625.0	200.0	825.0

Net reduction in total aggregate principal amount of debt	(225.0)	(255.0)	(480.0)

Net Loss on Investment in Associate

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of AIP to the extent the funding is required by the collaboration. Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at a carrying value at 31 December 2010 of $209.0 million (2009: $235.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as at 31 December 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2010 resulted in an increase in the carrying value of our investment in associate of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on investment in associate for the year ended 31 December 2010 and the period from 17 September 2009 to 31 December 2009:

	2010	2009
	$m	$m

Net loss reported by Janssen AI	172.1	49.2

Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	85.9	24.6
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(59.9)	(24.6)

Net loss on investment in associate reported in the Consolidated Income Statement	26.0	—

Interest Income

Total interest income increased 92% to $2.5 million for 2010 from $1.3 million for 2009. The increase was principally due to net foreign exchange gains.

Elan Corporation, plc 2010 Annual Report	51

Investment Gains

Net investment gains were $12.8 million in 2010, compared to net investment gains of $0.6 million in 2009. The net investment gains in 2010 include a gain of $7.9 million related to a recovery realised on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million. The net investment gains in 2009 primarily related to gains realised from a fund that had previously been reclassified from cash and cash equivalents to available-for-sale investments upon closure of the fund, in 2007, due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009.

We did not record any impairment charges in relation to investment securities during 2010 or 2009.

For additional information on our ARS and our available-for-sale investments, please refer to Notes 10 and 19 to the Consolidated Financial Statements, respectively.

Net Charge on Debt Retirement

During 2010, we redeemed the senior floating rate notes due 15 November 2011 (Floating Rate Notes due 2011) in full and partially redeemed the 8.875% senior fixed rate notes due 1 December 2013 (8.875% Notes) and the senior floating rate notes due 1 December 2013 (Floating Rate Notes due 2013). We recorded a net charge on debt retirement of $3.0 million, relating to the write-off of unamortised deferred financing costs associated with these notes.

During 2009, we redeemed the 7.75% senior fixed rate notes due 15 November 2011 (7.75% Notes) in full and recorded a net charge on debt retirement of $24.4 million, comprised of an early redemption premium of $16.4 million, the write-off of unamortised deferred financing costs of $6.7 million and transaction costs of $1.3 million.

For additional information regarding indebtedness, please refer to Note 24 to the Consolidated Financial Statements and to the Debt Facilities part of the Liquidity and Capital Resources section of this Financial Review.

Taxation

We had a net income tax expense of $1.4 million for 2010, compared to a net income tax expense of $45.3 million for 2009.

The 2010 tax provision reflects U.S. state taxes, Irish income derived from qualifying patents, other taxes in jurisdictions in which we operate, foreign withholding tax and a deferred tax credit of $0.6 million. The 2009 tax provision reflects U.S. federal alternative minimum tax (AMT), U.S. state taxes, Irish income derived from qualifying patents, other tax in jurisdictions in which we operate, foreign withholding tax and a deferred tax expense of $37.9 million. Irish income derived from qualifying patents was exempt from taxation under Irish law subject to a cap of €5 million per annum. The exemption was withdrawn on 24 November 2010.

A net deferred tax asset (DTA) existed at 31 December 2010; however, we have recognised only $336.7 million (2009: $344.1 million) of this DTA on the balance sheet. The rest of our DTAs of $633.0 million (2009: $586.3 million) have not been recognised as it is not probable at this time that these assets will be realised in the future. At 31 December 2010, we have gross unused tax loss carryforwards of $3,917.3 million (2009: $3,707.4 million).

The DTAs or deferred tax liabilities are determined based on the differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements using the tax rates projected to be in effect for the periods in which the differences are to be utilised. A DTA is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised.

52	Elan Corporation, plc 2010 Annual Report

Financial Review

As a result of the U.S. business generating cumulative earnings for the three years ended 31 December 2008 and projected recurring U.S. profitability arising from the continued growth of the BioNeurology business in the United States, there was evidence to support the generation of sufficient future taxable income to conclude that it is probable that most of the income tax benefit related to our U.S. DTAs will be realised. Our U.S. business carries out a number of activities that are remunerated on a cost-plus basis, therefore future U.S. profitability is expected. As part of our assessment in 2010 we updated our detailed future income forecasts for the U.S. business, which cover the period through 2020 and demonstrate significant future recurring profitability. The cumulative level of taxable income required to realise the federal DTAs is approximately $1.0 billion and approximately $1.5 billion to realise the state DTAs. The quantum of projected earnings is in excess of the pre-tax income necessary to realise the DTAs. The DTAs’ recoverability is not dependent on material improvements over present levels of pre-tax income for the U.S. business, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions. In weighing up the positive and negative evidence for recognising the DTA we considered future taxable income exclusive of reversing temporary differences and carry-forwards; the timing of future reversals of existing taxable temporary differences; the expiry dates of operating losses and tax credit carry-forwards and various other factors which may impact on the level of future profitability in the United States.

Adjusted EBITDA — Non-GAAP Financial Information

	2010	2009
	$m	$m

Net loss	(322.6)	(162.3)
Adjustments:
Interest expense	122.1	139.8
Interest income	(2.5)	(1.3)
Income tax expense	1.4	45.3
Depreciation and amortisation	64.8	75.6
Amortised fees, net	(0.4)	(0.2)

EBITDA	(137.2)	96.9
Share-based compensation expense	30.7	31.3
Settlement provision charge	206.3	—
Net gain on divestment of businesses	(0.3)	(118.0)
Other charges	50.8	80.3
Gain on legal settlement	—	(18.0)
Net loss on investment in associate	26.0	—
Net investment gains	(12.8)	(0.6)
Net charge on debt retirement	3.0	24.4

Adjusted EBITDA	166.5	96.3

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) is a non-GAAP measure of operating results. Elan’s management uses this measure to evaluate our operating performance and it is among the factors considered as a basis for our planning and forecasting for future periods. We believe that Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.

Adjusted EBITDA is defined as net profit or loss plus or minus net interest expense, income tax expense, depreciation and amortisation of costs and revenue, share-based compensation, settlement provision charge, net gain on divestment of businesses, other net charges, gain on legal settlement, net loss on investment in associate, net investment gains and losses and net charge on debt retirement. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of, operating results or cash flows from operations, as determined in accordance with IFRS. A reconciliation of Adjusted EBITDA to net loss is set out in the table above.

Elan Corporation, plc 2010 Annual Report	53

In 2010, we reported Adjusted EBITDA of $166.5 million, compared to Adjusted EBITDA of $96.3 million in 2009. The improvement reflects the 3% increase in revenue, improved operating margins and the 12% decrease in combined SG&A and R&D expenses.

Segment Analysis

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). Our business is organised into two business units: BioNeurology and EDT, and our CEO reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and MS. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

Segment performance is evaluated based on operating profit/(loss) and Adjusted EBITDA. The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

For additional information on our current operations, please refer to the Operating Reviews on pages 9 to 29.

Analysis of Results of Operations by Segment

BIONEUROLOGY

	2010	2009	% increase/
	$m	$m	(decrease)

Product revenue	568.6	545.0	4%
Cost of sales	212.0	233.6	(9)%

Gross profit	356.6	311.4	15%
Selling, general and administrative expenses	168.2	218.4	(23)%
Research and development expenses	228.9	254.6	(10)%
Settlement provision charge	206.3	—	100%
Net gain on divestment of business	(0.3)	(118.0)	(100)%
Gain on legal settlement	—	(18.0)	(100)%

Segment operating loss	(246.5)	(25.6)	863%

Segment Adjusted EBITDA	62.7	(20.9)	400%

Total Revenue

Refer to page 45 for discussion on revenue from our BioNeurology business.

Cost of Sales

Cost of sales decreased 9% to $212.0 million in 2010 from $233.6 million in 2009. Included within cost of sales were other charges of $0.4 million (2009: $18.3 million), as described below. Excluding other charges, the gross margin on revenue was 63% in 2010, as compared to 60% in the same period 2009. The increased gross margins in 2010 and 2009 principally reflects higher sales of Tysabri, which more than offset lower revenues from Maxipime, Azactam and Prialt.

Selling, General and Administrative Expenses

SG&A expenses decreased 23% to $168.2 million in 2010 from $218.4 million in 2009. Included within SG&A expenses were other charges of $24.3 million (2009: $47.2 million), as described below. Excluding other charges, SG&A expenses decreased 16% to $143.9 million from $171.2 million in 2009. The decrease principally reflects reduced sales and marketing costs and amortisation expense related to Prialt, along with continued cost control.

54	Elan Corporation, plc 2010 Annual Report

Financial Review

Research and Development Expenses

R&D expenses decreased 10% to $228.9 million in 2010 from $254.6 million in 2009. Included within R&D expenses were other charges of $23.8 million (2009: $9.1 million), as described below. Excluding other charges, R&D expenses decreased 16% to $205.1 million in 2010, compared to $245.5 million in 2009. The decrease in 2010 primarily relates to the cost savings as a result of the divestment of our AIP business in 2009. R&D expenses in 2009 included $92.3 million in relation to AIP. Excluding the spend on AIP and other charges, R&D expenses increased by 34% in 2010 compared to 2009, principally reflecting increased investment in development activities relating to Tysabri.

Settlement Provision Charge

Refer to page 48 for additional discussion on the settlement provision charge.

Net Gain on Divestment of Business

Refer to page 48 for additional discussion on the net gain on divestment of this business.

Gain on Legal Settlement

As previously described, the gain on legal settlement of $18.0 million in 2009 related to an agreement with Watson to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

Other Charges

For the year ended 31 December 2010, included within cost of sales, SG&A expenses and R&D expenses were other charges of $48.5 million (2009: $74.6 million) consisting of the following:

2010

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(a) Severance, restructuring and other costs	0.4	6.5	10.4	17.3
(b) Facilities and other asset impairment charges	—	5.3	11.4	16.7
(c) Legal settlement	—	12.5	—	12.5
(d) Intangible asset impairment charges	—	—	2.0	2.0

Total other net charges	0.4	24.3	23.8	48.5

2009

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(d) Intangible asset impairment charges	—	30.6	—	30.6
(a) Severance, restructuring and other costs	5.2	9.7	9.1	24.0
(b) Facilities and other asset impairment charges	13.1	2.3	—	15.4
(c) Legal settlement	—	4.6	—	4.6

Total other net charges	18.3	47.2	9.1	74.6

Refer to page 49 for additional discussion on other charges from our BioNeurology business.

Elan Corporation, plc 2010 Annual Report	55

ELAN DRUG TECHNOLOGIES

	2010	2009	% increase/
	$m	$m	(decrease)

Product revenue	261.4	257.2	2%
Contract revenue	12.7	18.7	(32)%

Total revenue	274.1	275.9	(1)%
Cost of sales	118.1	118.2	—

Gross profit	156.0	157.7	(1)%
Selling, general and administrative expenses	41.2	38.3	8%
Research and development expenses	53.7	48.5	11%

Segment operating profit	61.1	70.9	(14)%

Segment Adjusted EBITDA	103.8	117.2	(11)%

Total Revenue

Refer to page 46 for discussion on revenue from our EDT business.

Cost of Sales

Cost of sales was $118.1 million in 2010, compared to $118.2 million in 2009. Included within cost of sales were other charges of $2.1 million (2009: $4.5 million), as described below. Excluding other charges, the gross margin on revenue was 58% in 2010 (2009: 59%). The slight decrease in gross margin in 2010 principally reflects lower revenues from Skelaxin and TriCor 145, offset by the Ampyra launch.

Selling, General and Administrative Expenses

SG&A expenses increased 8% to $41.2 million in 2010 from $38.3 million in 2009. Included within SG&A expenses were other charges of $0.2 million for 2010 (2009: $0.2 million), as described below. The increase in SG&A expenses in 2010, compared to 2009 is primarily due to higher legal costs.

Research and Development

R&D expenses increased 11% to $53.7 million in 2010 from $48.5 million in 2009. In 2010, there were no other charges (2009: $1.0 million) included in R&D expenses. The increase is primarily attributable to increased investment in development activities.

Other Charges

During 2010, we incurred severance, restructuring and other costs of $2.3 million (2009: $5.7 million), $2.1 million (2009: $4.5 million) included within cost of sales, $0.2 million (2009: $0.2 million) included within SG&A expenses and $Nil (2009: $1.0 million) included within R&D expenses, arising from the realignment of our resources to meet our business structure.

56	Elan Corporation, plc 2010 Annual Report

Financial Review

Liquidity and Capital Resources

Cash and Cash Equivalents, Liquidity and Capital Resources

Our liquid resources and shareholders’ equity at 31 December were as follows:

	2010		2009	% increase/
	$m		$m	(decrease)

Cash and cash equivalents	422.5		836.5	(49)%
Restricted cash—current	208.2	(1)	16.8	1139%
Available-for-sale investments—current	2.0		7.1	(72)%

Total liquid resources	632.7		860.4	(26)%
Shareholders’ equity	214.0		514.4	(58)%

(1)	Current restricted cash includes $203.7 million held in an escrow account in relation to the Zonegran settlement, which was subsequently paid in March 2011.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with a maturity on acquisition of three months or less to be cash equivalents. Our primary source of funds as at 31 December 2010 consisted of cash and cash equivalents of $422.5 million, which excludes current restricted cash of $208.2 million, and current investment securities of $2.0 million. Cash and cash equivalents primarily consist of bank deposits and holdings in U.S. Treasuries funds.

At 31 December 2010, our shareholders’ equity was $214.0 million, compared to $514.4 million at 31 December 2009. The decrease is primarily due the net loss incurred during the year. The net loss for 2010 included the $206.3 million settlement provision charge and the $26.0 million net loss on investment in associate.

For additional information regarding liquidity and capital resources, refer to Note 30 to the Consolidated Financial Statements.

Cash Flows Summary

	2010	2009
	$m	$m

Net cash provided by/(used in) operating activities	68.2	(82.0)
Net cash flows used in investing activities	(216.0)	(58.8)
Net cash flows provided by/(used in) financing activities	(266.1)	601.8
Effect of foreign exchange rate changes	(0.1)	0.2

Increase/(decrease) in cash and cash equivalents	(414.0)	461.2
Cash and cash equivalents at beginning of the year	836.5	375.3

Cash and cash equivalents at end of the year	422.5	836.5

Operating Activities

The components of net cash used in operating activities at 31 December were as follows:

	2010	2009
	$m	$m

Adjusted EBITDA	166.5	96.3
Net interest and tax	(116.3)	(140.2)
Divestment of business	1.0	(18.5)
Other net charges	(33.8)	(13.8)
Working capital decrease/(increase)	50.8	(5.8)

Net cash provided by/(used in) operating activities	68.2	(82.0)

Elan Corporation, plc 2010 Annual Report	57

Net cash provided by operating activities was $68.2 million in 2010 (2009: $82.0 million used).

The improvement in net cash inflow from Adjusted EBITDA from $96.3 million in 2009 to $166.5 million in 2010 was primarily driven by the 3% increase in revenue, the improved operating margins and the 12% decrease in combined SG&A and R&D expenses, and reflected the significant operating leverage associated with Tysabri, where our reported revenues increased 21% to $524.5 million in 2010, from $432.2 million in 2009.

Net interest and tax are discussed further on page 51 for net interest expense and on page 52 for income taxes. The interest and tax expenses within net cash provided by/(used in) operating activities exclude net non-cash charges of $4.8 million in 2010 (2009: $43.5 million), comprised of net non-cash interest expenses of $5.4 million in 2010 (2009: $5.6 million) and a deferred tax benefit of $0.6 million (2009: net non-cash charge of $37.9 million).

The divestment of business gain of $1.0 million in 2010 relates to the release of accruals for transaction costs associated with the divestment of the AIP business, which occurred in 2009. The charge of $18.5 million in 2009 includes the transaction costs and other cash charges related to the divestment of the AIP.

The other net charges of $33.8 million in 2010 (2009: $13.8 million) were principally related to the other net charges and gain on legal settlement described on pages 49 and 50, adjusted to exclude non-cash other charges of $17.0 million in 2010 (2009: $48.5 million).

The working capital decrease in 2010 of $50.8 million was primarily driven by a significant increase in accruals, principally related to the increase in accrued rebates due to changes as a result of U.S. healthcare reform and an amount payable to Transition relating to an amendment to the Collaboration Agreement, and a decrease in inventories primarily related to lower levels of EDT finished goods inventory and discontinuation of Maxipime in 2010. The working capital increase in 2009 of $5.8 million was primarily driven by Tysabri sales, partially offset by a decrease in royalty receivables due to the timing of payments.

Investing Activities

Net cash used in investing activities was $216.0 million in 2010. The primary component of cash used in investing activities was the increase in restricted cash in the year, which includes a transfer of $203.7 million into restricted cash in respect of the Zonegran settlement. Also included in investing activities are capital expenditures of $44.5 million, partially offset by investment disposal proceeds of $16.4 million and business disposal proceeds of $4.3 million.

Net cash used in investing activities was $58.8 million in 2009. The primary components of cash used in investing activities were the $50.0 million optional payment made to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $1.1 billion and additional capital expenditure of $47.9 million, partially offset by proceeds of $7.3 million from the disposal of property, plant and equipment and proceeds of $28.9 million from the liquidation of an investment in a fund that had been reclassified from cash and cash equivalents to available-for-sale investments due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund during 2009.

Financing Activities

Net cash used in financing activities of $266.1 million in 2010 was primarily comprised of outflows of $300.0 million related to the redemption of the Floating Rate Notes due in 2011 and $155.0 million related to the partial redemption of the Floating Rate Notes due 2013 and the 8.875% Notes, partially offset by proceeds from the issuance of $200.0 million (net of transaction costs of $12.9 million) of the 8.75% Notes issued August 2010.

Net cash provided by financing activities of $601.8 million in 2009 was primarily comprised of net proceeds of $868.0 million (net of $17.0 million in transaction costs) from the investment by Johnson & Johnson, and the net proceeds of $603.0 million (net of $22.0 million in transaction costs and original issue discount) from the issuance of the 8.75% Notes, partially offset by total payments of $867.8 million (including $17.8 million of an early redemption premium and transaction costs) related to the early redemption of the 7.75% Notes. In addition, during 2009, we repaid a government grant of $5.4 million as a result of the re-evaluation of our longer term fill-finish requirements.

58	Elan Corporation, plc 2010 Annual Report

Financial Review

Debt Facilities

At 31 December 2010, we had outstanding debt of $1,285.0 million in aggregate principal amount, which consisted of the following:

$m

8.875% Notes	449.5
Floating Rate Notes due 2013	10.5
8.75% Notes issued October 2009	625.0
8.75% Notes issued August 2010	200.0

Total	1,285.0

Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

During 2010, as at 31 December 2010, and, as of the date of filing of this Annual Report, we were not in violation of any of our debt covenants. For additional information regarding our outstanding debt, refer to Note 24 to the Consolidated Financial Statements.

Commitments and Contingencies

For information regarding commitments and contingencies, refer to Note 32 to the Consolidated Financial Statements.

Contractual Obligations

The following table sets out at 31 December 2010, our main contractual obligations due by period for debt principal and interest repayments and capital and operating leases. These represent the major contractual, future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets. As at 31 December 2010, the directors had authorised capital expenditures, which had been contracted for, of $8.0 million (2009: $6.2 million), primarily related to leasehold improvements for our buildings in South San Francisco and plant and equipment additions for our manufacturing facility in Athlone. As at 31 December 2010, the directors had authorised capital expenditures, which had not been contracted for, of $12.5 million (2009: $26.1 million).

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	$m	$m	$m	$m	$m

8.875% Notes	449.5	—	449.5	—	—
Floating Rate Notes due 2013	10.5	—	10.5	—	—
8.75% Notes issued October 2009	625.0	—	—	—	625.0
8.75% Notes issued August 2010	200.0	—	—	—	200.0

Total debt principal obligations	1,285.0	—	460.0	—	825.0

Debt interest payments(1)	535.9	112.5	221.8	144.4	57.2
Operating lease obligations	249.6	32.6	54.4	35.3	127.3

Total contractual obligations	2,070.5	145.1	736.2	179.7	1,009.5

(1)	The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month London Interbank Offer Rate plus 4.125%. To calculate our estimated future interest payment obligations, we used the London Interbank Offer Rate at 31 December 2010.

Elan Corporation, plc 2010 Annual Report	59

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to our AIP business. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP. As at 31 December 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilised in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. The table above does not reflect any amounts in relation to future funding that Elan may provide. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million. We refer to these transactions as the “Johnson & Johnson Transaction” in this Annual Report.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

At 31 December 2010, we had liabilities related to unrecognised tax benefits of $12.1 million (excluding total potential penalties and interest of $2.4 million). It is not possible to accurately assess the timing of or the amount of any settlement in relation to these liabilities.

At 31 December 2010, we had commitments to invest $3.4 million (2009: $4.6 million) in healthcare managed funds.

In disposing of assets or businesses, we often provide customary representations, warranties and indemnities (if any) to cover various risks. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial condition or results of operations.

The two major rating agencies covering our debt, rate our debt as sub-investment grade. None of our debt has a rating trigger that would accelerate the repayment date upon a change in rating.

For information regarding the fair value of our debt, refer to Note 30 to the Consolidated Financial Statements.

Our debt ratings as at 31 December 2010 were as follows:

Moody’s Investors
	Standard & Poor’s	Service

8.875% Notes	B	B2
Floating Rate Notes due 2013	B	B2
8.75% Notes issued October 2009	B	B2
8.75% Notes issued August 2010	B	B2

60	Elan Corporation, plc 2010 Annual Report

Financial Review

Capital Expenditures

We believe that our current and planned manufacturing, research, product development and corporate facilities will adequately meet our current and projected needs. We will use our resources to make capital expenditures as necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support our long-term strategic objectives.

Financial Risk Management

Our financial risk management objectives and policies, and exposure to market risk are outlined in Note 30 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in March 2011 in full and final settlement, which will be recognised in our 2011 financial results. We will not receive future royalties in respect of Abraxane.

Elan Corporation, plc 2010 Annual Report	61

Board of Directors and Senior Management

Directors

Robert A. Ingram (68)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	3 December 2010	1 month
Chairman of the Board	26 January 2011	Not applicable
Member of the Nominating and Governance Committee (NGC)	26 January 2011	Not applicable

Mr. Ingram was appointed a director of Elan in December 2010, and assumed the role of chairman effective 26 January 2011. He is currently a general partner of Hatteras Venture Partners, LLC and has served as an advisor to the CEO of GlaxoSmithKline plc since January 2010. Mr. Ingram served as vice chairman pharmaceuticals of GlaxoSmithKline, acting as a special advisor to the corporate executive team from January 2003 until December 2009. He was chief operating officer and president, pharmaceutical operations of GlaxoSmithKline from January 2001 to January 2003. Mr. Ingram was CEO of Glaxo Wellcome plc from 1997 to 2000, and chairman of Glaxo Wellcome Inc. from 1999 to 2000. He is also chairman of Valeant Pharmaceuticals Inc. and a director of Allergan, Inc., Cree, Inc., Edwards Lifesciences Corporation and Lowe’s Companies, Inc. Mr. Ingram has been nominated for election to the board of Pharmaceutical Product Development, Inc. at its forthcoming annual meeting in May 2011 and he is not standing for re-election to the board of Lowe’s Companies, Inc. and will conclude his service on that board also in May 2011.

Shane Cooke (48)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Executive Director	26 May 2005	5 years 7 months
Chief Financial Officer (CFO)
Head of EDT

Mr. Cooke was appointed a director of Elan in May 2005, having joined Elan as executive vice president and CFO in July 2001. He was appointed head of EDT in May 2007. Prior to joining Elan, Mr. Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr. Cooke is also a Fellow of Chartered Accountants Ireland and a graduate of University College Dublin.

Lars Ekman, MD, PhD (61)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	26 May 2005	5 years 7 months
Member and Chairman of the Science and Technology Committee	8 September 2006	4 years 3 months
Member of the Commercial Committee	26 May 2010	7 months

Dr. Ekman was appointed a director of Elan in May 2005. He transitioned from his role as Elan’s president of R&D in 2007 to serve solely as a non-executive director. He joined Elan as executive vice president and president, global R&D, in 2001. Prior to joining Elan, Dr. Ekman was executive vice president, R&D, at Schwarz Pharma AG since 1997. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his PhD and MD from the University of Gothenburg, Sweden. He serves as an executive-in-residence to Sofinnova Ventures and as an advisor to Warburg Pincus. He is a director of Amarin Corporation, plc., Cebix Incorporated, InterMune, Inc., Ocera Inc. and chairman of the board of Protox Therapeutics Inc.

62	Elan Corporation, plc 2010 Annual Report

Board of Directors and Senior Management

Jonas Frick (53)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	13 September 2007	3 years 3 months
Member of the Commercial Committee	26 January 2009	1 year 11 months

Mr. Frick was appointed a director of Elan in September 2007. He is the former CEO of Scandinavian Life Science Ventures. Mr. Frick was previously the CEO and president of Medivir AB, and served in senior executive positions in Pharmacia’s international businesses across Italy, Sweden and Japan. He is a founding member of the Swedish Biotechnology Industry Organisation, as well as being a founder of Alder Fund I AB, and is at present the chairman of Frick Management AB.

Gary Kennedy (53)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	26 May 2005	5 years 7 months
Member of the Audit Committee	9 September 2005	5 years 3 months
Chairman of the Audit Committee	24 May 2007	3 years 7 months
Member of the Leadership, Development and Compensation Committee (LDCC)	August 26, 2009	1 year 4 months

Mr. Kennedy was appointed a director of Elan in May 2005, and is currently a director of Greencore Group plc, Anglo Irish Bank, Friends First, and serves as a board member to a number of private companies. From May 1997 to December 2005, he was group director, finance and enterprise technology, at Allied Irish Banks, plc (AIB) and a member of the main board of AIB, and was also on the board of M&T, AIB’s associate in the United States. Prior to that, Mr. Kennedy was group vice president at Nortel Networks Europe after starting his management career at Deloitte & Touche. He served on the board of the Industrial Development Authority of Ireland for 10 years until he retired in December 2005 and is a Fellow of Chartered Accountants Ireland.

Patrick Kennedy (41)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	22 May 2008	2 years 7 months
Member of the LDCC	10 September 2008	2 years 3 months
Chairman of the LDCC	29 January 2009	1 year 11 months

Mr. Kennedy was appointed a director of Elan in May 2008. He is currently CEO of Paddy Power plc, an international betting and gaming group, listed on both the London and Irish Stock Exchanges; and is also a director of Bank of Ireland. Mr. Kennedy was previously CFO of Greencore Group plc and prior to that worked with McKinsey & Company in its London, Amsterdam and Dublin offices. Mr. Kennedy also previously worked with KPMG’s corporate finance arm, splitting his time between Ireland and the Netherlands. Mr. Kennedy is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Giles Kerr (51)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	13 September 2007	3 years 3 months
Member of the Audit Committee	31 January 2008	2 years 11 months
Member of the NGC	27 January 2010	11 months

Mr. Kerr was appointed a director of Elan in September 2007. He is currently the director of finance with the University of Oxford, England, and a fellow of Keble College. At present Mr. Kerr is a member of the board and the chairman of the audit committee of Victrex plc and BTG plc. He is also a director of Isis Innovation Ltd and a number of other private companies. Previously, Mr. Kerr was the group finance director and CFO of Amersham plc, and prior to that, he was a partner with Arthur Andersen in the United Kingdom. Mr. Kerr is a Fellow of the Institute of Chartered Accountants in England and Wales.

Elan Corporation, plc 2010 Annual Report	63

G. Kelly Martin (52)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Executive Director	4 February 2003	7 years 10 months
CEO

Mr. Martin was appointed a director of Elan in February 2003 following his appointment as president and CEO. He was formerly a member of the executive management committee of Merrill Lynch & Co., Inc., where he spent more than 20 years in a broad array of operating responsibilities on a global basis.

Kieran McGowan (67)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	1 December 1998	12 years 1 month
Member of the NGC	31 May 2002	8 years 7 months
Chairman of the NGC	9 September 2005	5 years 3 months

Mr. McGowan was appointed a director of Elan in December 1998. He is currently chairman of CRH, plc and is also a director of Charles Schwab Worldwide Funds, plc, as well as sitting on the board of a number of private companies. From 1990 until his retirement in December 1998, Mr. McGowan was chief executive of the Industrial Development Authority of Ireland, and served as president of the Irish Management Institute. In addition, Mr. McGowan has chaired the Governing Authority at University College Dublin.

Kyran McLaughlin (66)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	30 January 1998	12 years 11 months
Member of the NGC	31 May 2002	8 years 7 months

Mr. McLaughlin was appointed a director of Elan in January 1998 and served as chairman from January 2005 to January 2011. He is deputy chairman at Davy, Ireland’s largest stockbroker firm. He is also a director of Ryanair Holdings plc and is a director of a number of private companies.

Donal O’Connor (60)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	22 May 2008	2 years 7 months
Member of the Audit Committee	10 September 2008	2 years 3 months
Member of the LDCC	26 May 2010	7 months

Mr. O’Connor was appointed a director of Elan in May 2008 and is also a director of Readymix plc and the administrator of Icarom plc. Prior to joining the Elan Board, Mr. O’Connor was the senior partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He was also a member of the PricewaterhouseCoopers Global Board and was a former chairman of the Eurofirms Board. Mr. O’Connor was the government appointed chairman of Anglo Irish Bank Limited from 18 December 2008 to 14 June 2010, and is a graduate of University College Dublin and a Fellow of Chartered Accountants Ireland.

Richard Pilnik (54)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director	16 July 2009	1 year 5 months
Member of the Commercial Committee	26 August 2009	1 year 4 months
Chairman of the Commercial Committee	26 May 2010	7 months

Mr. Pilnik was elected a director of Elan in July 2009 and brings extensive industry experience to Elan. Mr. Pilnik served in several leadership positions during his 25-year career at Eli Lilly & Company, most recently as group vice president and

64	Elan Corporation, plc 2010 Annual Report

Board of Directors and Senior Management

chief marketing officer, where he was responsible for commercial strategy, market research and medical marketing. Currently Mr. Pilnik serves as president of Innovex, the commercial group of Quintiles Transnational Corp., which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a B.A. from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Dennis J. Selkoe MD (67)

Date of Appointment
Position	to Board/Committee	Tenure as at 31 December 2010

Non-Executive Director(1)	1 July 1996	14 years 4 months
Member of the Science and Technology Committee	26 August 2009	1 year 4 months
Member of the NGC	27 January 2010	11 months

(1)	Retired as a director 16 July 2009 and subsequently reappointed on 26 August 2009.

Dr. Selkoe was appointed a director of Elan in July 1996, following the acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr. Selkoe was a founder of Athena Neurosciences. Dr. Selkoe, as a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Diseases at The Brigham and Women’s Hospital.

Senior Management

Nigel Clerkin (37)

Senior Vice President, Finance and Group Controller

Mr. Clerkin was appointed senior vice president, finance and group controller, in January 2004, having previously held a number of financial and strategic planning positions since joining Elan in January 1998. He is also our principal accounting officer. Mr. Clerkin is a Fellow of Chartered Accountants Ireland and a graduate of Queen’s University Belfast.

William F. Daniel (59)

Executive Vice President and Company Secretary

Mr. Daniel was appointed a director of Elan in February 2003 and served until July 2007. He has served as the company secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr. Daniel was financial director of Xtravision, plc. He is a member of the Council of the Institute of Directors in Ireland and is also a Fellow of Chartered Accountants Ireland. Mr. Daniel is a graduate of University College Dublin.

Kathleen Martorano (49)

Executive Vice President, Strategic Human Resources

Ms. Martorano was appointed executive vice president, strategic human resources, and a member of the office of the CEO, in January 2005. She joined Elan in May 2003 as senior vice president, corporate marketing and communications. Prior to joining Elan, Ms. Martorano held senior management positions at Merrill Lynch & Co., which she joined in 1996, and where she was most recently first vice president of marketing and communications for the International Private Client Group. Previously, she held senior management positions with Salomon Brothers. Ms. Martorano holds a Bachelor of Science degree from Villanova University.

John B. Moriarty Jr. (43)

Senior Vice President and General Counsel

Mr. Moriarty was named general counsel in March 2010, having joined Elan in December 2008 as senior vice president, legal-commercial operations and litigation. Prior to joining Elan, Mr. Moriarty worked at Amgen, where he served as executive director and associate general counsel, global commercial operations, and was Amgen’s senior counsel, complex litigation, products liability and government investigations. Before working at Amgen, Mr. Moriarty was in private practice with a national law firm where his areas of expertise included reimbursement (Medicare, Medicaid and third-party payment programmes), federal and state government investigations and proceedings, and corporate internal investigations. Earlier in his career, he was a healthcare fraud prosecutor in the Virginia Office of the Attorney General and also served

Elan Corporation, plc 2010 Annual Report	65

for two years as a Special Assistant United States Attorney for healthcare fraud. Mr. Moriarty graduated from the University of Virginia, with distinction, and the University of Georgia School of Law, cum laude.

Carlos V. Paya, MD, PhD (52)

President

Dr. Paya joined Elan as president in November 2008. Dr. Paya has informed Elan that, having completed a number of important initiatives since his arrival in November 2008, he will be leaving the Company to pursue other long standing professional interests on 29 April 2011. In the meantime, Dr. Paya continues to contribute to the Company and is involved with the strategic positioning of the business. Dr. Paya joined Elan from Eli Lilly and Company, where he was vice president, Lilly Research Laboratories, and global leader of the Diabetes and Endocrine Platform, responsible for the company’s franchise (insulin products). He had been an executive with Lilly since 2001, gaining a wide range of leadership experience in different therapeutic areas and business strategy. Prior to his career at Lilly, Dr. Paya had a 16-year relationship with the Mayo Clinic in Rochester, Minnesota, which began with his acceptance into the Mayo Graduate School of Medicine in 1984 and concluded with a six-year tenure as professor of medicine, Immunology and Pathology, and vice dean of the Clinical Investigation Program. Dr. Paya’s other responsibilities and positions at or associated with the Mayo Clinic included two years as associate professor and senior associate consulting staff, Infectious Diseases and Internal Medicine, Pathology and Laboratory Medicine, and Immunology; and four years as a research scientist at Institute Pasteur, Paris, and as chief, Infectious Diseases Unit, Hospital 12 Octubre, Madrid, Spain.

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Directors’ Report

Directors’ Report

Introduction

The directors submit their Annual Report, together with the audited financial statements of Elan Corporation, plc, for the year ended 31 December 2010. The Corporate Governance Statement and the reports of the respective committee chairmen, which are set out on pages 72 to 93, form part of this Directors’ Report.

Review of the Business, Key Performance Indicators and Future Developments

Elan Corporation, plc, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Our shares trade on the Irish and New York Stock Exchanges and our principal R&D and manufacturing facilities are located in Ireland and the United States.

Our business is organised into two business units: BioNeurology and EDT. BioNeurology engages in research, development and commercial activities primarily in Alzheimer’s disease, Parkinson’s disease and MS. EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

The key performance indicators (KPIs) used by management to monitor the performance of the Company include the number of Tysabri commercial patients and Tysabri global in-market sales, the status of our pipeline products in clinical trials, revenue, operating expenses, operating profit/(loss) and Adjusted EBITDA. Segment performance is evaluated based on operating profit/(loss) and Adjusted EBITDA.

The Letter from the Chairman and the CEO Review on pages 4 to 7, the Operating Reviews on pages 9 to 29 and the Financial Review on pages 42 to 61 contain a review of the business, including the above KPIs, and anticipated future developments.

Principal Risks and Uncertainties

Our future operating performance is subject to certain risks and uncertainties. These include, but are not limited to, the following principal items:

•	Any negative developments relating to Tysabri, such as safety or efficacy issues (including deaths and cases of PML), the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations;

•	The potential for the successful development and commercialisation of additional products;

•	The effects of settlement with the U.S. government relating to marketing practices with respect to our former Zonegran product, which required us to pay $203.5 million in fines in March 2011 and to take other actions that could have a material adverse effect on Elan;

•	Our ability to maintain financial flexibility and sufficient cash, cash equivalents, investments and other assets capable of being monetised to meet our liquidity requirements;

•	Whether restrictive covenants in our debt obligations will adversely affect us;

•	Our dependence on Johnson & Johnson and Pfizer for the development and potential commercialisation, and the funding potentially required from us for such development and potential commercialisation, of bapineuzumab and any other potential products in the AIP;

•	The success of our R&D activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, and the speed with which regulatory authorisations and product launches may be achieved; and

•	Johnson & Johnson is our largest shareholder with an 18.3% interest in our outstanding Ordinary Shares and is largely in control of our remaining interest in the AIP, Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us.

Elan Corporation, plc 2010 Annual Report	67

For further discussion of these items and other risks that may impact our business, please refer to the Risk Factors section of this Annual Report. Information on legal proceedings pending against Elan is provided in Note 34 to the Consolidated Financial Statements.

Events After the Balance Sheet Date

For information on events after the balance sheet date, please refer to Note 37 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2010, our expenditures on R&D amounted to $282.6 million, compared to $303.1 million for the year ended 31 December 2009.

Financial Results and Dividends

The results for the year are set out beginning on page 97 of this Annual Report. The directors do not propose the payment of a dividend.

Financial Risk Management

Our financial risk management objectives and policies and exposure to market risk are outlined in Note 30 to the Consolidated Financial Statements.

International Financial Reporting Standards

This Annual Report for the year ended 31 December 2010 is prepared in accordance with IFRS as adopted by the European Union and meets the reporting requirements pursuant to Irish company law and the Irish Stock Exchange Listing Rules. Separately, we also prepare an Annual Report on Form 20-F pursuant to the rules and regulations of the SEC and in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The Annual Report on Form 20-F under U.S. GAAP is a separate document from this Annual Report. Refer to the U.S. GAAP Information section beginning on page 177 for a discussion of the significant differences between IFRS and U.S. GAAP.

Directors

The names of the directors are shown on pages 62 to 65. Mr. Ingram was co-opted to the board on 3 December 2010 and appointed chairman on 26 January 2011. Mr. Ingram will seek election at the forthcoming Annual General Meeting (AGM). Mr. Rohn retired from the board on 17 April 2010 and Mr. Bryson and Mr. Schuler resigned as directors on 29 October 2010.

Directors’ and Secretary’s Interests

The beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc at 31 December 2010 and 2009, including their spouses and children under 18 years of age, are shown in the Report of the LDCC which begins on page 81.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2010 other than as outlined in Note 35 to the Consolidated Financial Statements.

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Directors’ Report

Significant Shareholdings

The following table sets forth disclosure of major holdings of voting rights that have been notified (and not amended or withdrawn) to us as at 18 March 2011 in accordance with the requirements of the Transparency Regulations and of significant shareholdings which are known to us and disclosed in accordance with the requirements of the Takeover Bids Regulations:

					Percent of
					Issued
	No. of		Date of		Share
Name of Owner or Identity of Group	Shares		Disclosure(1)		Capital(2)

Janssen Pharmaceuticals	107,396,285	(3)	18 September 2009		18.3%
Fidelity Management and Research Company	58,368,409		8 October 2010		9.9%
Franklin Templeton	29,365,241		31 December 2010	(4)	5.0%
Wellington Management	28,877,975		24 September 2010		4.9%
Blackrock Inc.	17,643,158		14 March 2011		3.0%
All directors and officers as a group (17 persons)	6,438,802	(5)	18 March 2011		1.1%

(1)	Since the date of disclosure, the interest of any person listed above in our Ordinary Shares may have increased or decreased. No requirement to notify us of any change would have arisen unless the holding moved up or down through a whole number percentage level.

(2)	Based on 586,688,635 Ordinary Shares outstanding as at 18 March 2011.

(3)	Shares were issued as part of the Johnson & Johnson Transaction. Refer to page 60 for additional information.

(4)	From SEC filings and disclosed pursuant to Regulation 21 of the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006.

(5)	Includes 5,392,409 Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers as a group as at 18 March 2011.

Except for these interests, we have not been notified and are not aware at 18 March 2011 of any interest of 3% or more in our issued share capital. Neither Janssen Pharmaceuticals, Fidelity Management and Research Company, Franklin Templeton, Wellington Management nor Blackrock Inc. has voting rights different from other shareholders.

We, to our knowledge, are not directly or indirectly owned or controlled by another entity or by any government. We do not know of any arrangements, the operation of which might result in a change of control of us.

Share Capital

A total of 586,688,635 of our Ordinary Shares were issued and outstanding at 18 March 2011, of which 3,771 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 498,593,440 Ordinary Shares were represented by our American Depositary Shares (ADSs), evidenced by ADRs, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement. At 18 March 2011, the number of holders of record of Ordinary Shares was 8,125, which includes 11 holders of record in the United States, and the number of registered holders of ADRs was 3,260. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

There are no restrictions on the transfer of our shares and no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described beginning on page 184 in the section on Exchange Controls and Other Limitations Affecting Security Holders.

For additional information regarding our share capital, including details of the rights and obligations attaching to each class of our shares, refer to Note 27 to the Consolidated Financial Statements.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at our office in Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

Political Donations

During 2010, there were no political contributions that require disclosure under the Electoral Act, 1997 (2009: $Nil).

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Subsidiary Companies

For additional information regarding significant subsidiary undertakings, please refer to Note 39 to the Consolidated Financial Statements.

Corporate Governance

The Corporate Governance Statement on pages 72 to 78 forms part of this Directors’ Report.

Authority to Purchase Own Shares

At our 2010 AGM, shareholders passed special resolutions which authorise the Company to purchase and sell its own shares. The Company may purchase up to 15% of its own shares at a price in line with the formula approved by shareholders at the AGM. This authority is valid until the earlier of the date of the next AGM or 26 November 2011.

Change of Control Provisions

For information regarding certain change of control provisions of agreements to which we are a party, please refer to page 195 in the Risk Factors section of this Annual Report. Details of the change in control provisions included in the employment agreement with our CEO are set forth in the Directors’ Service Contracts section of the Report of the LDCC. In addition, our equity plans contain change of control provisions which can allow for accelerated vesting of equity awards in the event of a change of control of the Company. There are no provisions in our Memorandum and Articles of Association:

•	Delaying or prohibiting a change in control of Elan that operate only with respect to a merger, acquisition or corporate restructuring;

•	Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

•	Governing changes in capital, where such provisions are more stringent than those required by law.

We have not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Memorandum and Articles of Association

Our Memorandum of Association sets out the objects and powers of the Company. Our Articles of Association detail the rules regarding the internal operation of the Company, including:

•	The rights, preferences and dividends attaching to our shares;

•	The operation of general meetings, including notice, proxies and voting;

•	The rules relating to directors, such as their appointment, retirement, re-election, powers, responsibilities and indemnification; and

•	Liquidation rights.

Our Memorandum and Articles of Association may only be amended with the approval of a special resolution of the shareholders. The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles of Association or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.

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Directors’ Report

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board,

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
25 March 2011

Elan Corporation, plc 2010 Annual Report	71

Corporate Governance Statement

Policies

We are committed to the adoption and maintenance of the highest standards of corporate governance and compliance and have applied the provisions and principles of the Combined Code on Corporate Governance published by the Financial Reporting Council (FRC) in June 2008 and adopted by the Irish Stock Exchange (ISE). In September 2010, the ISE adopted the UK Corporate Governance Code (the Code) as issued by the FRC in June 2010, which, for companies listed on the ISE, is effective for accounting periods beginning on or after 30 September 2010. In December 2010, the ISE issued the Irish Corporate Governance Annex (the Annex), which is applicable to accounting periods starting on or after 17 December 2010. We have reviewed the provisions of both the Code and the Annex, and have voluntarily incorporated many of the recommendations and expect to achieve full compliance in 2011. The text of the Combined Code and the Code is available at www.frc.org.uk/corporate/ukcgcode.cfm.

Our corporate governance guidelines (the Guidelines), which have been adopted by the board of directors cover the mission of the board, director responsibilities, board structure (including the roles of the chairman, CEO and the lead independent director, board composition, independent directors, definition of independence, board membership criteria, selection of new directors, time limits and mandatory retirement, board composition and evaluation), leadership development (including formal evaluation of the chairman and CEO, succession planning and director development), board committees, board meeting proceedings, board and independent director access to top management, independent advice and board interaction with institutional investors, research analysts and media.

Our policy is to conduct our business in compliance with all applicable laws, rules and regulations and therefore our employees are expected to perform to the highest standards of ethical conduct, consistent with legal and regulatory requirements. The Code of Conduct applies to directors, officers and employees and provides guidance on how to fulfil these requirements, how to seek advice and resolve questions about the appropriateness of conduct, and how to report possible violations of our legal obligations or ethical principles. Our Corporate Compliance Office manages our corporate compliance programme, which establishes a framework for adherence to applicable laws, rules and regulations and ethical standards, as well as a mechanism for preventing and reporting any breach of same. An executive-level Corporate Compliance Steering Committee also provides oversight of our compliance activities.

The Guidelines, the Committee Charters and Code of Conduct are available on our website, www.elan.com. Any amendments to, or waivers from the Code of Conduct, will also be posted to our website. There have been no such waivers.

Board Role and Responsibilities

The board is responsible to the shareholders for ensuring that the Company is appropriately managed and that it achieves its objectives.

The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. At board and committee meetings, directors receive regular reports on the Company’s financial position, risk management, key business issues and other material issues. The board held eight scheduled meetings in 2010. In addition, five meetings were held to deal with specific matters as they arose.

The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its NGC, and subsequently elected by shareholders. Procedures are in place whereby directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at our expense.

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional

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Corporate Governance Statement

remuneration as the board may determine. The directors may exercise all of the powers of Elan to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for a director to hold shares.

The board has delegated authority over certain areas of our activities to five committees, as more fully described below.

Board Composition

The Company’s Memorandum and Articles of Association provide that the number of directors will be no less than three and no more than fifteen. Currently the board comprises the non-executive chairman, 10 other non-executive directors and two executive directors. The board considers that the current board size is appropriate and facilitates the work of the board and its committees whilst being small enough to maintain flexibility and to carry out its duties in a timely fashion.

The NGC keep the composition and skills profile of the board and its committees under review and recommend changes where appropriate. The board seeks to ensure that it has an appropriate mix of skills and experience in areas such as science, pharmaceuticals, finance, governance, management and general business amongst others. The board is satisfied that it has an appropriate balance of skills, experience, independence and knowledge of the Company to enable them to discharge their duties and responsibilities effectively. Further information on the work of the NGC is set out in its report on page 91.

Chairman

The roles of the chairman and CEO are separated. The chairman of the board is responsible for the leadership and management of the board. Our CEO is responsible for the operation of the business of the Company.

On 26 January 2011, Mr. Ingram replaced Mr. McLaughlin as chairman. Further information on the selection of the chairman is set out in the Report of the NGC on page 91. Other significant commitments of the chairman are set out on page 62. On appointment, the chairman fulfilled the independence criteria set out in our Guidelines and the Code.

Lead Independent Director

The chair of the NGC serves as the lead independent director. The lead independent director coordinates, in a lead capacity, the other independent directors and provides ongoing and direct feedback from the directors to the chairman and the CEO. The specific responsibilities of the lead independent director are set out in our Guidelines. Mr. McGowan has served as the lead independent director since 1 February 2006.

Elan Corporation, plc 2010 Annual Report	73

Board Tenure

Under the terms of our Articles of Association, directors serve for a term of three years expiring at the AGM in the third year following their election at an AGM or as the case may be, their re-election at the AGM. Additionally, in line with the provisions of the Combined Code, non-executive directors who have served on the board for in excess of nine years are subject to annual re-election by shareholders. Directors are not required to retire at any set age and may, if recommended by the board of directors, offer themselves for re-election at any AGM where they are deemed to have retired by rotation.

The directors may from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director. A director so appointed shall hold office until the conclusion of the AGM immediately following their appointment, where they shall retire and may offer themselves for election.

A director retiring at an AGM shall retain office until the close or adjournment of the meeting. No person shall be eligible for election or re-election to the office of director at any General Meeting unless recommended by the directors or proposed by a duly qualified and authorised member within the prescribed time period.

Induction and Development

Directors are provided with extensive induction materials on appointment and meet with key executives, with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Elan and its operations. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

Independence of Directors

Under the Guidelines, at minimum, two-thirds of the board are required to be independent. In addition to the provisions of the Combined Code, we adopted a definition of independence based on the rules of the New York Stock Exchange (NYSE), the exchange on which the majority of our shares are traded. For a director to be considered independent, the board must affirmatively determine that he or she has no material relationship with the Company. The specific criteria that affect independence are set out in the Guidelines and include former employment with the Company, former employment with the Company’s independent auditors, receipt of compensation other than directors’ fees, material business relationships and interlocking directorships.

In January 2011, the board considered the independence of each non-executive director, with the exception of Dr. Ekman who had retired as a full-time executive of the Company on 31 December 2007, and considers that the following non-executive directors, Mr. Frick, Mr. Ingram, Mr. Gary Kennedy, Mr. Patrick Kennedy, Mr. Kerr, Mr. McGowan, Mr. McLaughlin, Mr. O’Connor, Mr. Pilnik and Dr. Selkoe, who represent in excess of two-thirds of the board were independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement.

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Corporate Governance Statement

In reaching this conclusion, the board gave due consideration to participation by board members in our equity compensation plans. The board also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for in excess of nine years. Additionally, Mr. McLaughlin is deputy chairman of Davy, the Company’s broker and sponsor on the ISE and Dr. Selkoe has an ongoing consultancy agreement with the Company, details of both these arrangements are set out in detail in Note 35 to the Consolidated Financial Statements. It is the board’s view that each of these non-executive directors discharges his duties in a thoroughly independent manner and constructively and appropriately challenges the executive directors and the board. For this reason, the board considers that they act independently.

Under the Guidelines and the NYSE definition of independence, Dr. Ekman is considered to be an independent director as he has retired more than three years previously. Under the provisions of the Combined Code, he will not be considered independent until five years has elapsed since his full time employment with the Company ceased.

Conflicts of Interest

In January 2011, the board adopted a comprehensive Conflicts of Interests Policy for the board which sets out procedures covering the identification and management of such conflicts. The policy covers directors’ personal interests which may conflict with the interests of the Company, interfere with the director’s ability to perform his or her duties and responsibilities to the Company or give rise to a situation where a director may receive an improper personal benefit because of his position. The policy also extends to directors’ immediate family.

Where a director considers that they may have a conflict of interest with respect to any matter they must immediately notify this to the chairman of the Audit Committee or, if the chairman of the Audit Committee is the interested director, to the lead independent director. The Audit Committee (excluding, if applicable, the interested director) considers each notification to determine whether a conflict of interest exists. Until the Audit Committee has completed its determination the director will not participate in any vote, deliberation or discussion on the potential conflict with any other director or employee of the Company and the director will not be furnished with any board materials relating, directly or indirectly, to the potential conflict.

Board Effectiveness

Our Guidelines require that the board will conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively. In 2010, McKenna, Long & Aldridge LLP completed two reports on board and governance matters. Their reports were presented to the board in January and September 2010. The lead independent director reported to the NGC that he was satisfied that this analysis encompassed a thorough evaluation of the functioning of the board and its committees.

Board Committees

The board has established five committees to assist it in exercising its authority. The committees of the board are the Audit Committee, the LDCC, the NGC, the Science and Technology Committee, and the Commercial Committee.

Each of the committees has a Charter under which authority is delegated to it by the board. The Charter for each committee is available in the investor relations section of our website, www.elan.com, or from the company secretary on request. Reports of each committee are set out on pages 79 to 93.

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Board and Board Committee Meetings

The following table shows the number of scheduled board and board committee meetings held and attended by each director and the secretary during the year. In addition to regular scheduled board and board committee meetings, a number of other meetings were held to deal with specific matters. If directors are unable to attend a board or board committee meeting because of a prior unavoidable engagement, they are provided with all the documentation and information relevant to that meeting and are encouraged to discuss issues arising in that meeting with the chairman, CEO or company secretary.

Science &
		Audit			Technology	Commercial
	Board	Committee	LDCC	NGC	Committee	Committee

Directors
Robert A. Ingram(1)	1/1	—	—	—	—	—
Vaughn Bryson(2)(3)	7/7	—	—	—	—	1/1
Shane Cooke	8/8	—	—	—	—	—
Lars Ekman, MD, PhD(2)	8/8	—	—	—	2/2	2/2
Jonas Frick	8/8	—	—	—	—	3/3
Gary Kennedy	8/8	10/10	4/4	—	—	—
Patrick Kennedy	8/8	—	4/4	—	—	—
Giles Kerr(4)	7/8	10/10	—	3/3	—	—
G. Kelly Martin	8/8	—	—	—	—	—
Kieran McGowan	7/8	—	—	4/4	—	—
Kyran McLaughlin	8/8	—	—	4/4	—	—
Donal O’Connor(5)	8/8	10/10	2/2	—	—	—
Richard Pilnik	7/8	—	—	—	—	3/3
William R. Rohn(6)	4/4	—	—	—	—	1/1
Jack Schuler(3)	7/7	—	—	—	1/1	—
Dennis J. Selkoe, MD(4)(7)	8/8	—	2/2	3/3	2/2	—
Secretary
William F. Daniel	8/8	10/10	4/4	3/4	0/2	1/3

(1)	Appointed as a director on 3 December 2010

(2)	Appointed to Commercial Committee on 26 May 2010

(3)	Resigned as a director on 29 October 2010

(4)	Appointed to NGC on 27 January 2010

(5)	Appointed to LDCC on 26 May 2010

(6)	Retired as a director on 17 April 2010

(7)	Retired from LDCC on 26 May 2010

Company Secretary

All directors have access to the advice and services of the company secretary. The company secretary supports the chairman in ensuring the board functions effectively and fulfils its role. He is secretary to the Audit Committee, the LDCC, the NGC, the Science and Technology Committee and the Commercial Committee. The company secretary ensures compliance with applicable rules and regulations. The appointment and removal of the company secretary is a matter for the board.

Relations with Shareholders

We communicate regularly with our shareholders throughout the year, specifically following the release of quarterly and annual results, and after major developments. Our website (www.elan.com) is the primary method of communication for the majority of our shareholders. We publish our annual report and accounts, quarterly results, Form 20-F, notice of AGM and other public announcements on our website. In addition, our AGMs, quarterly conference calls and presentations at healthcare investor conferences are webcast and are available on our website.

76	Elan Corporation, plc 2010 Annual Report

Corporate Governance Statement

The directors consider it important to understand the views of shareholders and, in particular, any issues which concern them. The board periodically receives presentations on investor perceptions and during the year the members of the NGC met with a number of institutional shareholders to discuss issues facing the Company.

Our investor relations department, with offices in Ireland and the United States, provides a point of contact for shareholders and full contact details are set out on the investor relations section of our website. Shareholders can also submit an information request through the shareholder services section of our website.

Annual General Meeting

The principal forum for discussion with shareholders is our AGM, which is usually held in Dublin, Ireland, and shareholder participation is encouraged. Formal notification, together with an explanation of each proposed resolution, is sent to shareholders at least 21 calendar days in advance of the AGM. Only those ordinary shareholders registered with the Company at 48 hours before the time appointed for the holding of the meeting shall be entitled to attend and vote. At the meeting, the CEO provides a summary of the period’s events after which the board and senior management are available to answer questions from shareholders. All directors normally attend the AGM and shareholders are invited to ask questions during the meeting and to meet with directors after the formal proceedings have ended.

The business to be conducted at the AGM is divided between ordinary and special business. Ordinary business includes the consideration of the accounts and the directors’ and auditor’s reports, the election and/or re-election of directors, and the re-appointment of the auditors. All other matters are considered special business.

All ordinary shareholders are entitled to attend and vote at general meetings. Shareholders also have a right to ask questions related to items on the agenda and to have such questions answered, subject to certain restrictions imposed by law. Shareholders may appoint a proxy (or proxies) to attend, speak, ask questions and vote on their behalf.

In accordance with the Code, we count all proxy votes. On each resolution that is voted on with a show of hands, we indicate the level of proxies lodged, the number of votes for and against each resolution and the number of votes withheld. This information is made available on our website, www.elan.com, following the AGM.

Going Concern

The directors, having made inquiries, including consideration of the factors discussed in the Liquidity and Capital Resources section on page 57 of this Annual Report and the financial risk exposures and management policies outlined in Note 30 to the Consolidated Financial Statements, believe that, as at the date of this report, the Group and the Parent Company have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing our Consolidated and Parent Company Financial Statements.

Internal Control

The board of directors has overall responsibility for our system of internal control and for monitoring its effectiveness. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The key procedures that have been established to provide effective internal control include:

•	A clear focus on business objectives is set by the board having considered the risk profile of Elan;

•	A formalised risk reporting system, with significant business risks addressed at each board meeting;

•	A clearly defined organisational structure under the day-to-day direction of our CEO. Defined lines of responsibility and delegation of authority have been established within which our activities can be planned, executed, controlled and monitored to achieve the strategic objectives that the board has adopted for the Company;

•	A comprehensive system for reporting financial results to the board, including a budgeting system with an annual budget approved by the board;

•	A system of management and financial reporting, treasury management and project appraisal — the system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management; and

•	Preparation and issue of financial reports to shareholders and the markets, including the Consolidated Financial Statements, is overseen by the Audit Committee. The Group’s financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on

Elan Corporation, plc 2010 Annual Report	77

reporting requirements. Our processes support the integrity and quality of data by arrangements for segregation of duties. Each reporting entity’s financial information is subject to scrutiny at reporting entity and Group level by senior management. The Group’s financial reports and financial guidance are also reviewed by the Audit Committee of the board in advance of being presented to the full board for their review and approval; and

•	To support our system of internal control, we have separate Corporate Compliance and Internal Audit departments. Each of these departments reports periodically to the Audit Committee. The Internal Audit function includes responsibility for the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

In accordance with the revised FRC (Turnbull) guidance for directors on internal control published in October 2005, “Internal Control: Revised Guidance for Directors on the Combined Code”, the board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the group, that it has been in place for the year under review and up to the date of approval of the financial statements and this process is regularly reviewed. On 25 March 2011, the directors reviewed our system of internal control and also examined the full range of risks affecting us and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various risk management functions and the extent to which areas of significant challenges facing us are understood and are being addressed. No material unaddressed issues emerged from this assessment.

Compliance Statement

The directors confirm that the Company has complied throughout the year ended 31 December 2010 with the provisions of the Combined Code. We follow a U.S. style compensation system for our senior management and our non-executive directors. As a result, we include the non-executive directors in our equity compensation plans. In accordance with the Combined Code, we sought and received shareholder approval to make certain equity grants to our non-executive directors at our 2004 AGM.

This Corporate Governance Statement forms part of the Directors’ Report.

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
25 March 2011

78	Elan Corporation, plc 2010 Annual Report

Report of the Audit Committee

Report of the Audit Committee

The Audit Committee held 10 scheduled meetings in 2010. Details of meeting attendance by Audit Committee members are included in the table on page 76. In addition, three meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2010

Gary Kennedy (chairman)	Member for the whole period
Giles Kerr	Member for the whole period
Donal O’Connor	Member for the whole period

The current members of the Audit Committee are all non-executive directors of the Company. The board considers each member to be independent under the Guidelines, the Combined Code and the criteria of the NYSE corporate governance listing standards concerning the composition of audit committees.

The board is satisfied that at least one member of the Audit Committee has recent and relevant financial experience. The board has determined that Mr. Kennedy, Mr. Kerr and Mr. O’Connor are Audit Committee financial experts for the purposes of the Sarbanes-Oxley Act of 2002.

Role and Focus

The Audit Committee helps the board in its general oversight of the Company’s accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of our independent auditors.

The core responsibilities of the Audit Committee include reviewing and reporting to the board on:

•	Matters relating to the periodic financial reporting prepared by the Company;

•	The independent auditors’ qualifications and independence;

•	The performance of the internal auditor and the corporate compliance functions;

•	Compliance with legal and regulatory requirements including the operation of the Company’s Securities Trading Policy and Code of Conduct;

•	The Company’s overall framework for internal control over financial reporting and other internal controls and processes; and

•	The Company’s overall framework for risk management.

The Audit Committee oversees the maintenance and review of the Company’s Code of Conduct. It has established procedures for the receipt and handling of complaints concerning accounting or audit matters.

It appoints and agrees on the compensation for the independent external auditors subject, in each case, to the approval of the Company’s shareholders at general meeting. The Audit Committee maintains policies and procedures for the pre-approval of all audit services and permitted non-audit services undertaken by the independent external auditor. The principal purpose of these policies and procedures is to ensure that the independence of the independent external auditor is not impaired. The policies and procedures cover three categories of work: audit services, audit-related services and non-audit services. The pre-approval procedures permit certain audit, audit-related and non-audit services to be performed by the independent external auditor during the year subject to fee limits agreed with the Audit Committee in advance. Authority to approve, between Audit Committee meetings, work in excess of the pre-agreed fee limits is delegated to members of the Audit Committee if required. Regular reports to the full Audit Committee are also provided for and, in practice, are a standing agenda item at Audit Committee meetings. Following the entering into of a Corporate Integrity Agreement between the Company and the Office of Inspector General of the U.S. Department of Health and Human Services, the Audit Committee, on behalf of the board of directors, is responsible for the review and oversight of matters related to compliance with federal healthcare programme requirements, FDA requirements and the obligations of the Corporate Integrity Agreement.

Elan Corporation, plc 2010 Annual Report	79

Activities Undertaken During the Year

The Audit Committee held a number of private meetings without management present with both the Company’s head of internal audit and with the engagement partner from the Company’s independent external auditors. The purpose of these meetings was to facilitate free and open discussions between the Audit Committee members and those individuals separate from the main sessions of the Audit Committee, which were attended by the CFO, the group controller and the Company’s general counsel.

At each regularly scheduled board meeting, the chairman of the Audit Committee reported to the board on the principal matters covered at the preceding Audit Committee meetings. The minutes of all Audit Committee meetings were also circulated to all board members. During 2010, the business considered and discussed by the Audit Committee included the matters referred to below.

•	The Company’s financial reports and financial guidance were reviewed and various accounting matters and policies were considered.

•	Reports were received from the independent external auditors concerning its audit strategy and planning and the results of its audit of the financial statements and from management, the internal audit function and independent external auditor on the effectiveness of the company’s system of internal controls and, in particular, its internal control over financial reporting.

•	The Audit Committee reviewed the operations of the Company’s code of conduct, the employee helpline and email system. No material issues were reported through this route during the year. No waivers to the Code of Conduct were made in 2010.

•	The Audit Committee reviewed the progress on the implementation of a comprehensive enterprise-wide risk management process in the Company.

•	Matters concerning the internal audit function, corporate compliance function and financial functions were reviewed. The Company’s continuing work to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 was monitored by the Audit Committee.

•	The Audit Committee charter and the operation of the Audit Committee were reviewed and updated during 2010.

•	The amount of audit and non-audit fees of the independent auditor was monitored throughout 2010. The Audit Committee was satisfied throughout the year that the objectivity and independence of the independent external auditor were not in any way impaired by either the nature of the non-audit work undertaken, the level of non-audit fees charged for such work or any other facts or circumstances.

On behalf of the Audit Committee,

Gary Kennedy,
Chairman of the Audit Committee and Non-Executive Director
25 March 2011

80	Elan Corporation, plc 2010 Annual Report

Report of the Leadership, Development and Compensation Committee

The LDCC held four scheduled meetings in 2010. Details of meeting attendance by LDCC members are included in the table on page 76. In addition, three meetings were held to deal with specific matters.

Committee Membership

Name	Status During 2010

Patrick Kennedy (chairman)	Member for the whole period
Gary Kennedy	Member for the whole period
Donal O’Connor	Member from 26 May 2010
Denis Selkoe	Member to 26 May 2010

The LDCC is composed entirely of independent non-executive directors. Each member of the committee is nominated to serve for a three-year term subject to a maximum of two terms of continuous service.

Role and Focus

The LDCC reviews the Company’s compensation philosophy and policies with respect to executive compensation, fringe benefits and other compensation matters. The LDCC determines, amongst other things, the compensation, terms and conditions of employment of the CEO and other executive directors. In addition, the LDCC reviews the recommendations of the CEO with respect to the remuneration and terms and conditions of employment of our senior management. The LDCC also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and vesting of Restricted Stock Units (RSUs) and to generally administer our equity award plans.

Remuneration Policy

Our policy on executive directors’ remuneration is to set remuneration levels that are appropriate for our senior executives having regard to their substantial responsibilities, their individual performance and the Company’s performance as a whole. The LDCC sets remuneration levels after reviewing remuneration packages of executives in the pharmaceutical and biotech industries. The LDCC takes external advice from independent benefit consultants and considers Section B of the Combined Code. The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in equity award plans. The LDCC grants equity awards to encourage identification with shareholders’ interests.

In January 2010, the LDCC engaged Semler Brossy Consulting Group, LLC (SBCG) as independent compensation consultants to ensure that it receives objective advice in making recommendations to the board on compensation matters and to assist the LDCC in fulfilling its mission of actively overseeing the design and operation of Elan’s compensation program on behalf of the board of directors. The services provided by SBCG include, among other things: regular attendance at LDCC meetings; review of the LDCC’s charter and terms of reference; updates on trends in compensation, corporate governance, and regulatory/accounting developments; review and update of peer groups; evaluation of the market competitiveness of current compensation; review and provide updates on evolving practice in the area of severance; and input to discussions on CEO pay and CEO recommendations for senior executives. SBCG do not provide any other services to Elan.

Elements of Non-Executive Director Remuneration

Non-executive directors are compensated with fee payments and equity awards, with additional payments where directors are members of board committees. Non-executive directors are also reimbursed for reasonable travel expenses to and from board meetings.

Elan Corporation, plc 2010 Annual Report	81

Elements of Executive Director Remuneration

Executive Directors’ Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, Company performance and market practice.

Annual Cash Incentive Bonus

We operate a cash bonus plan in which all employees, including executive directors, are eligible to participate if and when we achieve our strategic and operating goals. Bonuses are not pensionable. The cash bonus plan operates on a calendar year basis. We measure our performance against a broad series of financial, operational and scientific objectives and measurements and set annual metrics relating to them. A bonus target, expressed as a percentage of basic salary, is set for all employees. Payment will be made based on a combination of individual, team, group and company performance.

Share-Based Compensation

It is our policy, in common with other companies operating in the pharmaceutical and biotech industries, to award share options and RSUs to management and employees, in line with the best interests of the Company. In 2006, shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan (2006 LTIP) which was amended in 2008. Equity awards are usually awarded annually if and when we achieve our strategic and operating goals. Equity awards are also granted to some individuals on joining the Company. The equity awards under this plan generally vest between one and four years and do not contain any performance conditions other than service.

In addition, we have an Employee Equity Purchase Plan (EEPP) in which U.S. employees, including executive directors, are eligible to participate. This plan allows eligible employees to purchase shares at a discount of up to 15% of the lower of the fair market value at the beginning or last trading day of the offering period. Purchases are limited and subject to certain U.S. Internal Revenue Code (IRC) restrictions.

Compensation of Directors and Officers

For the year ended 31 December 2010, we incurred total short-term and post-employment benefits expense of $8.5 million (2009: $9.1 million) in relation to all directors and officers as a group that served during the year (21 persons; 2009: 22 persons). In addition, we incurred share-based compensation expense of $8.9 million in 2010, in relation to the directors and officers that served during the year (2009: $7.7 million). We reimburse directors and officers for their actual business-related expenses. We also maintain certain health and medical benefit plans for our employees in which our executive directors and officers participate.

82	Elan Corporation, plc 2010 Annual Report

Report of the LDCC

Directors’ Remuneration

				2010
	2010	2010	2010	Benefit	2010	2009
	Salary/Fees	Bonus	Pension	in Kind	Total	Total
	$	$	$	$	$	$

Executive Directors:
G. Kelly Martin	915,385	1,000,000	7,350	42,361	1,965,096	1,664,956
Shane Cooke	562,197	540,000	68,885	28,912	1,199,994	1,666,352

Total	1,477,582	1,540,000	76,235	71,273	3,165,090	3,331,308

Non-Executive Directors:
Robert A. Ingram(1)	4,334	—	—	—	4,334	—
Vaughn Bryson(2)	50,896	—	—	—	50,896	25,353
Lars Ekman, MD, PhD	82,452	—	—	—	82,452	75,000
Jonas Frick	67,500	—	—	—	67,500	67,500
Gary Kennedy	92,500	—	—	—	92,500	84,358
Patrick Kennedy	75,000	—	—	—	75,000	74,396
Giles Kerr	81,563	—	—	—	81,563	70,000
Kieran McGowan	86,923	—	—	—	86,923	75,000
Kyran McLaughlin	300,000	—	—	—	300,000	300,000
Donal O’Connor	77,452	—	—	—	77,452	70,000
Richard Pilnik	71,971	—	—	—	71,971	29,711
William R. Rohn(3)	22,253	—	—	—	22,253	75,000
Jack Schuler(2)	55,944	—	—	—	55,944	29,711
Dennis J. Selkoe, MD(4)	134,111	—	—	—	134,111	121,397

Total	2,680,481	1,540,000	76,235	71,273	4,367,989	4,428,734

(1)	Appointed as a director on 3 December 2010.

(2)	Resigned as director on 29 October 2010.

(3)	Retired as director on 17 April 2010.

(4)	Includes fees of $50,000 in 2010 and $50,000 in 2009 under a consultancy agreement. See Note 35 to the Consolidated Financial Statements for additional information.

In addition to the above, directors receive share-based awards, which are outlined in detail on pages 85 to 86 of this Annual Report. For the year ended 31 December 2010, we incurred total share-based compensation expense of $5.5 million (2009: $4.6 million) in relation to directors.

Payments to Former Directors

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On 17 September 2010, we entered into agreements with Mr. Jack W. Schuler and Mr. Vaughn Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on 29 October 2010.

On 8 June 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of 31 December 2009, amended to 1 January 2012, pursuant to the 2010 agreement, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their

Elan Corporation, plc 2010 Annual Report	83

affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On 17 July 2009, Elan Pharmaceuticals, Inc. (EPI) entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. We pay Dr. Bloom a fee of $10,000 per quarter under this agreement. The agreement is effective for two years unless terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $58,152 in 2010, of which $18,152 related to services rendered during 2009.

Directors’ and Secretary’s Interests

At 31 December 2010, the beneficial interests of those persons who were directors and the secretary of Elan Corporation, plc, including their spouses and children under 18 years of age, were as follows:

	Ordinary Shares;
	Par Value €0.05
	Cents Each

Directors	2010	2009

Robert A. Ingram(1)	—	—
Shane Cooke	217,014	203,891
Lars Ekman, MD, PhD	90,387	90,387
Jonas Frick	2,000	2,000
Gary Kennedy	7,650	7,650
Patrick Kennedy	10,500	10,500
Giles Kerr	—	—
G. Kelly Martin	152,996	167,073
Kieran McGowan	1,200	1,200
Kyran McLaughlin	190,000	190,000
Donal O’Connor	18,900	18,900
Richard Pilnik	—	—
Dennis J. Selkoe, MD	180,675	180,675
Secretary

William F. Daniel	73,246	65,700

(1)	Appointed as a director on 3 December 2010

84	Elan Corporation, plc 2010 Annual Report

Report of the LDCC

Directors’ and Secretary’s Options and Restricted Stock Units

						Market
					Exercised	Price at
		At	Exercise		or Vested/	Exercise/	At	Earliest	Option Expiry/
		31 December	Price	Granted	Cancelled	Vest	31 December	Vest	RSU Latest
	Date of Grant	2009(1)		$2010(1)	2010(1)	Date	2010(1)	Date(2)	Vest Date(2)

Robert A. Ingram(3)		—		—	—		—

Shane Cooke	10 March 2005	60,000	$7.47	—	—	—	60,000	1 January 2006	9 March 2015
	25 May 2005	150,000	$7.21	—	—	—	150,000	1 January 2006	24 May 2015
	1 February 2006	63,899	$15.90	—	—	—	63,899	1 January 2007	31 January 2016
	1 February 2006	3,145	RSU	—	3,145	$7.44	—	1 February 2007	1 February 2010
	21 February 2007	115,620	$13.95	—	—	—	115,620	21 February 2008	20 February 2017
	21 February 2007	8,961	RSU	—	4,480	$6.88	4,481	21 February 2008	21 February 2011
	14 February 2008	39,068	$25.01	—	—	—	39,068	14 February 2009	13 February 2018
	14 February 2008	16,494	RSU	—	5,498	$7.11	10,996	14 February 2009	14 February 2012
	11 February 2009	97,780	$7.75	—	—	—	97,780	11 August 2011	10 February 2019
	11 February 2009	23,271	RSU	—	—	—	23,271	11 August 2011	11 August 2011
	11 February 2010	—	$7.05	86,631	—	—	86,631	11 February 2011	10 February 2020
	11 February 2010	—	RSU	47,872	—	—	47,872	11 February 2011	11 February 2013

		578,238		134,503	13,123		699,618

Lars Ekman	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		17,500		23,855	—		41,355

Jonas Frick	13 September 2007	20,000	$19.51	—	—	—	20,000	13 September 2008	12 September 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		37,500		23,855	—		61,355

Gary Kennedy	26 May 2005	15,000	$8.05	—	—	—	15,000	26 May 2007	25 May 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		52,500		23,855	—		76,355

Patrick Kennedy	22 May 2008	20,000	$25.09	—	—	—	20,000	22 May 2009	21 May 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		27,500		23,855	—		51,355

Giles Kerr	13 September 2007	20,000	$19.51	—	—	—	20,000	13 September 2008	12 September 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		37,500		23,855	—		61,355

G. Kelly Martin	6 February 2003	944,000	$3.85	—	—	—	944,000	31 December 2003	5 February 2013
	13 November 2003	1,000,000	$5.28	—	—	—	1,000,000	31 December 2003	12 November 2013
	10 March 2004	60,000	$16.27	—	—	—	60,000	1 January 2005	9 March 2014
	10 March 2005	280,000	$7.47	—	—	—	280,000	1 January 2006	9 March 2015
	7 December 2005	750,000	$12.03	—	—	—	750,000	31 December 2006	6 December 2015
	21 February 2007	494,855	$13.95	—	—	—	494,855	21 February 2008	20 February 2017
	14 February 2008	329,590	$25.01	—	—	—	329,590	14 February 2009	13 February 2018
	18 September 2009	150,000	$7.18	—	—	—	150,000	18 March 2012	17 September 2019
	11 February 2010	—	$7.05	673,797	—		673,797	11 February 2011	10 February 2020
	11 February 2010	—	RSU	124,113	—		124,113	11 February 2011	11 February 2013

		4,008,445		797,910	—		4,806,355

Elan Corporation, plc 2010 Annual Report	85

						Market
					Exercised	Price at
		At	Exercise		or Vested/	Exercise/	At	Earliest	Option Expiry/
		31 December	Price	Granted	Cancelled	Vest	31 December	Vest	RSU Latest
	Date of Grant	2009(1)		$2010(1)	2010(1)	Date	2010(1)	Date(2)	Vest Date(2)

Kieran McGowan	2 March 2001	5,000	$54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		90,000		23,855	—		113,855

Kyran McLaughlin	2 March 2001	5,000	$54.85	—	—	—	5,000	2 March 2002	1 March 2011
	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	9 March 2014
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	9 March 2015
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	31 January 2016
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	20 February 2017
	14 February 2008	10,000	RSU	—	—	—	10,000		14 February 2018
	11 February 2009	11,250	RSU	—	—	—	11,250		11 February 2019
	26 May 2010	—	RSU	28,626	—	—	28,626		26 May 2020

		93,750		28,626	—		122,376

Donal O’Connor	22 May 2008	20,000	25.09	—	—	—	20,000	22 May 2009	21 May 2018
	11 February 2009	7,500	RSU	—	—	—	7,500		11 February 2019
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		27,500		23,855	—		51,355

Richard Pilnik	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

Dennis J. Selkoe, M.D.	10 March 2004	40,000	$16.27	—	—	—	40,000	10 March 2005	16 July 2011
	10 March 2005	7,500	$7.47	—	—	—	7,500	1 January 2006	16 July 2011
	1 February 2006	10,000	$15.90	—	—	—	10,000	1 February 2008	16 July 2011
	21 February 2007	10,000	$13.95	—	—	—	10,000	21 February 2009	16 July 2011
	26 May 2010	—	RSU	23,855	—	—	23,855		26 May 2020

		67,500		23,855	—		91,355

Secretary

William F. Daniel	24 February 2000	35,000	$37.19	—	35,000	—	—	1 January 2002	23 February 2010
	2 March 2001	25,000	$54.85	—	—	—	25,000	1 January 2002	1 March 2011
	1 March 2002	30,000	$14.07	—	—	—	30,000	1 January 2003	29 February 2012
	20 August 2002	30,000	$2.11	—	30,000	—	—	20 February 2003	19 August 2012
	1 May 2003	6,000	$3.84	—	—	—	6,000	1 January 2004	30 April 2013
	10 March 2004	30,000	$16.27	—	—	—	30,000	1 January 2005	9 March 2014
	10 March 2005	50,000	$7.47	—	—	—	50,000	1 January 2006	9 March 2015
	1 February 2006	47,925	$15.90	—	—	—	47,925	1 January 2007	31 January 2016
	1 February 2006	2,359	RSU	—	2,359	$7.44	—	1 February 2007	1 February 2010
	21 February 2007	69,372	$13.95	—	—	—	69,372	21 February 2008	20 February 2017
	21 February 2007	5,377	RSU	—	2,688	$6.88	2,689	21 February 2008	21 February 2011
	14 February 2008	17,758	$25.01	—	—	—	17,758	14 February 2009	13 February 2018
	14 February 2008	7,497	RSU	—	2,499	$7.11	4,998	14 February 2009	14 February 2012
	11 February 2009	77,643	$7.75	—	—	—	77,643	11 August 2011	10 February 2019
	11 February 2009	18,479	RSU	—	—	—	18,479	11 August 2011	11 August 2011
	11 February 2010	—	$7.05	51,337	—	—	51,337	11 February 2011	10 February 2020
	11 February 2010	—	RSU	28,369	—	—	28,369	11 February 2011	11 February 2013

		452,410		79,706	72,546		459,570

(1)	The amounts shown represent the number of Ordinary Shares callable by options or Ordinary Shares issuable upon the vesting of RSUs.

(2)	RSUs granted to non-executive directors on 14 February 2008, 11 February 2009 and 26 May 2010 will become vested if, after having served for a minimum of three years, the non-executive director resigns or is removed from the board of directors for any reason other than cause, or on the tenth anniversary of the grant date.

(3)	Appointed as a director on 3 December 2010.

86	Elan Corporation, plc 2010 Annual Report

Report of the LDCC

During the year ended 31 December 2010, the closing market price ranged from $4.33 to $8.18 per ADS. The closing market price at 18 March 2011, on the NYSE, of our ADSs was $6.33.

The following changes in directors’ and secretary’s interests occurred between 31 December 2010 and 18 March 2011:

		Exercise
		Price for	No. of	No. of
	Grant Date	Options	Options	RSUs

Robert A. lngram	9 February 2011	—	—	58,824	(1)
Shane Cooke	9 February 2011	$6.80	277,121	40,441
Lars Ekman, MD, PhD	9 February 2011	—	—	18,382
Jonas Frick	9 February 2011	—	—	18,382
Gary Kennedy	9 February 2011	—	—	18,382
Patrick Kennedy	9 February 2011	—	—	18,382
Giles Kerr	9 February 2011	—	—	18,382
G. Kelly Martin	9 February 2011	$6.80	932,134	136,029
Kieran McGowan	9 February 2011	—	—	18,382
Kyran McLaughlin	9 February 2011	—	—	18,382
Donal O’Connor	9 February 2011	—	—	18,382
Richard Pilnik	9 February 2011	—	—	18,382
Dennis J. Selkoe, MD	9 February 2011	—	—	18,382
William F. Daniel	9 February 2011	$6.80	103,458	45,294

(1)	Includes a joining grant of 29,412 RSUs.

		RSUs	Options	ADRs
	Date	Vested	Exercised	Sold

Shane Cooke	11 February 2011	15,958	—	—
Shane Cooke	14 February 2011	5,498	—	—
Shane Cooke	22 February 2011	4,481	—	—
G. Kelly Martin	11 February 2011	41,371	—	—
G. Kelly Martin	15 February 2011	—	—	14,987
William F. Daniel	11 February 2011	9,457	—	4,918
William F. Daniel	14 February 2011	2,499	—	1,300
William F. Daniel	22 February 2011	2,689	—	1,399

Executive Directors’ Pension Arrangements

Pensions for executive directors are calculated on basic salary only (no incentive or benefit elements are included).

From July 2001 to December 2004, Mr. Cooke participated in a defined benefit pension plan, which is designed to provide eligible employees based in Ireland two-thirds of their basic salary at retirement at age 60 for full service. The total accumulated accrued annual benefit for Mr. Cooke at 31 December 2010 was €15,290 (2009: €15,290). Mr. Cooke now participates in a small self-administered pension fund to which we contribute.

Mr. Martin participates in a defined contribution plan (401(k) plan) for U.S. based employees.

Non-executive directors do not receive pensions.

For additional information on pension benefits for our employees, refer to Note 16 to the Consolidated Financial Statements.

Directors’ Service Contracts

On 7 January 2003, we and EPI entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to

Elan Corporation, plc 2010 Annual Report	87

participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the Board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010 and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board.

The agreement, as amended, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his Options will be exercisable until the earlier of (i) 31 January 2015 or (ii) tenth anniversary of the date of grant. In the event of a change in control, his Options will be exercisable until the earlier of (i) three years from the date of termination, or 31 January 2015, whichever is later or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

88	Elan Corporation, plc 2010 Annual Report

Report of the LDCC

Non-Executive Directors’ Terms of Appointment

Period	Three-year term which can be extended by mutual consent, contingent on satisfactory performance and re-election at the appropriate AGM.
Termination	By the director or the Company in general meeting at each party’s discretion without compensation.
Fees	Board Membership Fees
	Chairman’s Fee	$250,000	(1)(2)
	Director’s Fee	55,000
	Additional Board/Committee Fees
	Lead Independent Director’s Fee	20,000
	Audit Committee Chairman’s Fee	25,000	(3)
	Audit Committee Member’s Fee	15,000
	Other Committee Chairman’s Fee	20,000	(3)
	Other Committee Member’s Fee	12,500
Equity	Non-executive directors are entitled to be considered for an annual equity award, based on the recommendation of the LDCC and supported by the advice of the LDCC’s compensation consultants. Such equity awards are normally granted in February of each year and are currently made in the form of RSUs. The awards made in February 2011 had the following grant date fair values:
	Chairman	$200,000	(2)
	Other non-executive directors	$125,000
Expenses	Reimbursement of travel and other expenses reasonably incurred in the performance of their duties.
Time commitment	Up to five scheduled in-person board meetings, the AGM and relevant committee meetings depending upon board/committee requirements and general corporate activity.
	Non-executive board members are also expected to be available for a number of unscheduled board and committee meetings, where applicable, as well as to devote appropriate preparation time ahead of each meeting.
Confidentiality	Information acquired by each director in carrying out their duties is deemed confidential and cannot be publicly released without prior clearance from the chairman of the board.

(1)	The chairman of the board does not receive additional compensation for sitting on board committees.

(2)	In 2011, Mr. Ingram has received an annual equity award with a grant date fair value of $200,000 and will receive fees of $250,000, a total of $450,000. In 2010, Mr. McLaughlin received an annual equity award with a grant date fair value of $150,000 and fees of $300,000, a total of $450,000. Additionally, on 9 February 2011 Mr. Ingram received a one-off joining grant of 29,412 RSUs, with a grant date fair value of $200,000.

(3)	Inclusive of committee membership fee.

External Appointments and Retention Fees

Executive directors may, subject to approval, accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Elan Corporation, plc 2010 Annual Report	89

Activities Undertaken During the Year

In January 2010, the LDCC undertook an in depth review of its Charter and terms of reference. The Charter was subsequently revised and approved by the board in May 2010. During the year, the LDCC also reviewed:

•	Detailed considerations on the CEO compensation;

•	The CEO’s delegated authority to grant equity;

•	The final recommendations for the 2010 salary and cash/equity pools;

•	The non-executive director remuneration policy;

•	Severance package arrangements and change in control provisions;

•	The appropriateness of the 2010 Elan performance goals and objectives;

•	General compensation trends and CEO compensation in particular; and

•	The arrangements for succession planning and talent management at Elan.

On behalf of the LDCC,

Patrick Kennedy,
Chairman of the LDCC and Non-Executive Director
25 March 2011

90	Elan Corporation, plc 2010 Annual Report

Report of the Nominating and Governance Committee

The NGC held four scheduled meetings in 2010. Details of meeting attendance by NGC members are included in the table on page 76. In addition there were six meetings held to deal with specific matters, primarily related to the selection and appointment of the chairman of the board.

Committee Membership

Name	Status During 2010(1)

Kieran McGowan (chairman)	Member for the whole period
Kyran McLaughlin	Member for the whole period
Giles Kerr	Member from 27 January 2010
Denis Selkoe	Member from 27 January 2010

(1)	Robert A. Ingram was appointed as a member of the NGC from 26 January 2011.

Role and Focus

The NGC reviews, on an ongoing basis, the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. The NGC reviews and recommends changes in the functions of the various committees of the board. The Guidelines and the charter of the NGC set out the manner in which the performance evaluation of the board, its committees and the directors is to be performed and by whom.

Activities Undertaken During the Year

Chairman Succession

In December 2010, we announced that Mr. Robert A. Ingram was appointed as a non-executive director and chairman designate of the Company. Mr. Ingram succeeded Mr. McLaughlin as chairman on 26 January 2011. The decision to appoint Mr. Ingram followed a comprehensive nine month selection process overseen by the NGC and led by Dr. Selkoe. The NGC appointed Heidrick & Struggles, a global recruitment firm, to assist it in its deliberations and evaluation of candidates. A number of high-quality candidates were identified and considered. Following a significant number of meetings between members of the NGC, Heidrick & Struggles and the candidates, the NGC unanimously agreed to recommend the appointment of Mr. Ingram as chairman of the board. Mr. Ingram was appointed by the board as director and chairman designate in December 2010. On 26 January 2011, Mr. Ingram joined the NGC.

Board Renewal and Membership

Over the past number of years the board has engaged in an intensive process of board refreshment and renewal with almost two-thirds of current directors being appointed in the previous six years. This process continued in 2010 with the search for, and appointment of, a new chairman, as described above, and consideration of a number of director candidates.

In considering director appointments, the NGC evaluates the balance of skills, experience, independence and knowledge of the Company on the board and compares this to the needs of the Company. This analysis allows the NGC to determine the role and capabilities required for a particular appointment. In assembling candidate lists the NGC uses external search firms as well as considering candidates recommended by board members and/or shareholders.

In 2010, the committee conducted an extensive review of the membership of all board committees and recommended a number of changes. Full details of all changes to committees are set out in the committee membership section of each committee report.

Review of Corporate Governance Guidelines and Committee Charters

In 2010, the NGC reviewed and updated the Corporate Governance Guidelines and Committee Charters to ensure that they were consistent with the recommendations set out in the reports on board and governance matters prepared by McKenna, Long & Aldridge LLP.

On behalf of the NGC,

Kieran McGowan,
Chairman of the NGC and Non-Executive Director
25 March 2011

Elan Corporation, plc 2010 Annual Report	91

Report of the Science and Technology Committee

The Science and Technology Committee held two scheduled meetings in 2010. Details of meeting attendance by Science and Technology Committee members are included in the table on page 76.

Committee Membership

Name	Status During 2010

Lars Ekman (chairman)	Member for the whole period
Denis Selkoe	Member for the whole period
Jack Schuler	Member to 29 October 2010

Role and Focus

The Science and Technology Committee advises the board in its oversight of matters pertaining to our research and technology strategy and provides a perspective on those activities to the board. It does so by reviewing the discovery approaches within our internal research effort and external innovation network and by reviewing internal and external technology capabilities against long-term trends and advancements.

Activities Undertaken During the Year

During the year the Science and Technology Committee met with Elan’s senior scientists to review the Company’s clinical programme including its internal and external research and innovation efforts. In particular, the Science and Technology Committee received updates on the risk stratification and life-cycle management of Tysabri and evaluated the Company’s Parkinson’s disease research strategy.

On behalf of the Science and Technology Committee,

Lars Ekman,
Chairman of the Science and Technology Committee and Non-Executive Director
25 March 2011

92	Elan Corporation, plc 2010 Annual Report

Report of the Commercial Committee

The Commercial Committee held three scheduled meetings in 2010. Details of meeting attendance by Commercial Committee members are included in the table on page 76. In addition the Commercial Committee held two additional meetings to deal with specific matters.

Committee Membership

Name	Status During 2010

Richard Pilnik (chairman)	Member for the whole period (Chairman from 26 May 2010)
Jonas Frick	Member for the whole period
Lars Ekman	Member from 26 May 2010
Vaughn Bryson	Member from 26 May 2010 to 29 October 2010
William R. Rohn	Member and Chairman to 17 April 2010

Role and Focus

The Commercial Committee advises the board in its oversight of matters relating to our commercial business, including the structure and operation of our key commercial collaboration arrangements.

Activities Undertaken During the Year

In 2010, the Commercial Committee considered the overall strategy for the Company and the BioNeurology and EDT businesses. The Commercial Committee reviewed the commercial activity at Elan, including Tysabri performance, and discussed the strategic choices open to it. In February 2010, the Commercial Committee reviewed and approved the disposal of Prialt to Azur. The Commercial Committee also received a presentation on investor views of the Company, which covered its science, intellectual property, manufacturing and pipeline issues.

On behalf of the Commercial Committee,

Richard Pilnik,
Chairman of the Commercial Committee and Non-Executive Director
25 March 2011

Elan Corporation, plc 2010 Annual Report	93

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the Group and Parent Company Financial Statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Parent Company Financial Statements for each financial year. Under that law, the directors are required to prepare the Group Financial Statements in accordance with IFRS as adopted by the European Union and have elected to prepare the Parent Company Financial Statements in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2009.

The Group and Parent Company Financial Statements are required by law and IFRS as adopted by the European Union to present fairly the financial position and performance of the Group and the Parent Company. The Companies Acts, 1963 to 2009 provide, in relation to such financial statements, that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Parent Company Financial Statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS as adopted by the European Union as applied in accordance with the Companies Acts, 1963 to 2009; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the Group and the Parent Company and a responsibility statement relating to these and other matters, included below.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2009, and, as regards to the Group Financial Statements, Article 4 of IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement, in accordance with the Transparency Regulations

Each of the directors, whose names and functions are listed on pages 62 to 65 of this Annual Report, confirm that, to the best of each person’s knowledge and belief:

•	the Group and Parent Company Financial Statements, prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the Companies Acts, 1963 to 2009, give a true and fair view of the assets, liabilities and financial position of the group and parent company at 31 December 2010 and the losses of the Group and Parent Company for the year then ended; and

•	the Directors’ Report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board,

Robert A. Ingram,	G. Kelly Martin,
Chairman	Chief Executive Officer
25 March 2011

94	Elan Corporation, plc 2010 Annual Report

Independent Auditor’s Report

Independent Auditor’s Report

To the Members of Elan Corporation, plc

We have audited the Group and Parent Company Financial Statements (the financial statements) of Elan Corporation, plc for the year ended 31 December 2010, which comprise the Consolidated and Parent Company Income Statements, the Consolidated and Parent Company Statements of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Statement of Cash Flows, the Consolidated and Parent Company Statements of Changes in Shareholders’ Equity/(Deficit) and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditor

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities on page 94.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRS as adopted by the European Union and have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and, in the case of the Group Financial Statements, Article 4 of the IAS Regulation.

We also report to you whether, in our opinion: proper books of account have been kept by the company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Parent Company Financial Statements are in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and directors’ transactions is not disclosed and, where practicable, include such information in our report.

We are required by law to report to you our opinion as to whether the description of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated Group Financial Statements, set out in the annual Corporate Governance Statement is consistent with the Consolidated Financial Statements. In addition, we review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2008 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Letter from the Chairman, the CEO Review, the Operating Reviews, the Financial Review, the Directors’ Report, the Corporate Governance Statement, the Report of the Audit Committee, the Report of the Leadership, Development and Compensation Committee, the Report of the Nominating and Governance Committee, the Report of the Science and Technology Committee and the Report of the Commercial Committee. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Elan Corporation, plc 2010 Annual Report	95

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•	the Group and Parent Company Financial Statements give a true and fair view, in accordance with IFRS as adopted by the European Union, and as applied in accordance with the provisions of the Companies Acts, 1963 to 2009, of the state of affairs of the Group and Parent company as at 31 December 2010 and of their losses for the year then ended;

•	the Group Financial Statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009 and Article 4 of the IAS Regulation; and

•	the Parent Company Financial Statements have been properly prepared in accordance with the Companies Acts, 1963 to 2009.

Other matters

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The Parent Company Financial Statements are in agreement with the books of account.

In our opinion the information given in the Directors’ Report and the description in the annual Corporate Governance Statement of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated Group Financial Statements is consistent with the consolidated Group Financial Statements.

The net assets of the parent company, as stated in the parent company balance sheet on page 103, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2010 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Chartered Accountants
Registered Auditor
Dublin, Ireland

25 March 2011

96	Elan Corporation, plc 2010 Annual Report

Financial Statements

Consolidated Income Statement

For the Year Ended 31 December 2010

		2010	2009
	Notes	$m	$m

Product revenue		829.0	802.2
Contract revenue		13.7	18.7

Total revenue	4,5	842.7	820.9
Cost of sales	9	330.1	351.8

Gross profit		512.6	469.1
Selling, general and administrative expenses	9	209.4	256.7
Research and development expenses	9	282.6	303.1
Settlement provision charge	6	206.3	—
Net gain on divestment of businesses	7	(0.3)	(118.0)
Gain on legal settlement	8	—	(18.0)

Operating profit/(loss)		(185.4)	45.3
Interest expense	10	122.1	139.8
Interest income	10	(2.5)	(1.3)
Investment gains	10	(12.8)	(0.6)
Net loss on investment in associate	11	26.0	—
Net charge on debt retirement	10	3.0	24.4

Net interest and investment gains and losses		135.8	162.3

Loss before tax	12	(321.2)	(117.0)
Income tax expense	13	1.4	45.3

Net loss for the year		(322.6)	(162.3)

Basic and diluted net loss per Ordinary Share	14	$(0.55)	$(0.32)
Weighted-average shares outstanding (in millions)	14	584.9	506.8

The net losses for 2010 and 2009 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2010 Annual Report	97

Consolidated Statement of Comprehensive Income

For the Year Ended 31 December 2010

		2010	2009
	Note	$m	$m

Net loss for the year		(322.6)	(162.3)
Other comprehensive income:
Foreign currency translation		(0.1)	(0.1)
Available-for-sale investments	19	(4.2)	3.0

Other comprehensive profit/(loss) for the year		(4.3)	2.9

Total comprehensive loss for the year		(326.9)	(159.4)

The total comprehensive losses for 2010 and 2009 are wholly attributable to the owners of the Parent Company. The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

98	Elan Corporation, plc 2010 Annual Report

Financial Statements

Consolidated Balance Sheet

At 31 December 2010

		2010	2009
	Notes	$m	$m

Non-Current Assets
Goodwill and other intangible assets	17	225.7	263.3
Property, plant and equipment	18	287.5	292.8
Investment in associate	11	209.0	235.0
Available-for-sale investments	19	8.9	9.5
Deferred tax asset	13	336.7	344.1
Restricted cash and cash equivalents	23	14.9	14.9
Other non-current assets	20	34.6	23.4

Total Non-Current Assets		1,117.3	1,183.0

Current Assets
Inventory	21	39.0	53.5
Accounts receivable	22	191.6	192.4
Other current assets	20	15.4	29.0
Income tax prepayment	13	3.1	3.0
Available-for-sale investments	19	2.0	7.1
Restricted cash and cash equivalents	23	208.2	16.8
Cash and cash equivalents		422.5	836.5

Total Current Assets		881.8	1,138.3

Total Assets		1,999.1	2,321.3

Non-Current Liabilities
Long-term debt	24	1,249.1	1,508.6
Other liabilities	25	40.1	35.2
Income tax payable	13	14.2	12.6

Total Non-Current Liabilities		1,303.4	1,556.4

Current Liabilities
Accounts payable		39.2	52.4
Accrued and other liabilities	25	235.5	196.5
Provisions	26	207.0	0.6
Income tax payable	13	—	1.0

Total Current Liabilities		481.7	250.5

Total Liabilities		1,785.1	1,806.9

Shareholders’ Equity
Share capital	27	35.9	35.8
Share premium		7,087.3	7,085.6
Share-based compensation reserve		235.0	237.2
Foreign currency translation reserve		(11.2)	(11.1)
Available-for-sale investment reserve		0.9	5.1
Retained loss	29	(7,133.9)	(6,838.2)

Total Shareholders’ Equity		214.0	514.4

Total Shareholders’ Equity and Liabilities		1,999.1	2,321.3

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2010 Annual Report	99

Consolidated Statement of Cash Flows

For the Year Ended 31 December 2010

	2010	2009
	$m	$m

Net loss	(322.6)	(162.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	64.8	75.6
Net gain on divestment of business	—	(135.3)
Gain on sale of investments	(12.8)	(1.2)
Impairment of property, plant and equipment	11.0	15.0
Impairment of intangible assets	5.9	30.6
Settlement provision charge	206.3	—
Share-based compensation expense	31.7	31.8
Net loss on investment in associate	26.0	—
Debt interest expense	121.9	135.9
Interest income	(1.2)	(1.1)
Income tax expense	1.4	45.3
Net charge on debt retirement	3.0	24.4
Other	(0.6)	1.8

	134.8	60.5
Decrease in accounts receivable	0.8	3.7
Decrease/(increase) in prepayments and other assets	13.0	(11.5)
Decrease/(increase) in inventory	14.2	(24.3)
Increase in accounts payable and accrued and other liabilities	21.6	19.0

Cash provided by operations	184.4	47.4
Interest received	1.4	0.9
Interest paid	(117.2)	(126.1)
Income taxes paid	(0.4)	(4.2)

Net cash provided by/(used in) operating activities	68.2	(82.0)

Investing activities
Decrease/(increase) in restricted cash	(191.4)	3.5
Proceeds from disposal of property, plant and equipment	0.1	7.3
Purchase of property, plant and equipment	(40.9)	(43.5)
Purchase of intangible and other assets	(3.6)	(54.4)
Purchase of available-for-sale investments	(0.9)	(0.6)
Proceeds from disposal of current available-for-sale investments	8.5	28.9
Proceeds from disposal of non-current available-for-sale investments	7.9	—
Proceeds from product disposal	4.3	—

Net cash used in investing activities	(216.0)	(58.8)

Financing activities
Issue of share capital	—	868.0
Proceeds from employee share issuances	1.8	4.0
Repayment of loans and finance lease obligations	(455.0)	(867.8)
Net proceeds from debt issuances	187.1	603.0
Repayment of government grant	—	(5.4)

Net cash provided by/(used in) financing activities	(266.1)	601.8

Effect of foreign exchange rate changes	(0.1)	0.2

Net increase/(decrease) in cash and cash equivalents	(414.0)	461.2

Cash and cash equivalents at the beginning of the year	836.5	375.3

Cash and cash equivalents at the end of the year	422.5	836.5

The accompanying notes are an integral part of these financial statements.

100	Elan Corporation, plc 2010 Annual Report

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity/(Deficit)
For the Year Ended 31 December 2010

					Foreign	Available-for-
				Share-Based	Currency	sale
	Number of	Share	Share	Compensation	Translation	Investment	Retained	Total
	Shares	Capital	Premium	Reserve	Reserve	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2009	474.7	27.6	6,221.8	239.0	(11.0)	2.1	(6,702.9)	(223.4)
Comprehensive income:
Net loss	—	—	—	—	—	—	(162.3)	(162.3)
Other comprehensive income:
Foreign currency translation	—	—	—	—	(0.1)	—	—	(0.1)
Available-for-sale investments	—	—	—	—	—	3.0	—	3.0

Total other comprehensive loss								2.9

Total comprehensive loss								(159.4)

Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	109.2	8.2	863.8	—	—	—	—	872.0
Share-based compensation cost	—	—	—	31.8	—	—	—	31.8
Share-based compensation – deferred tax	—	—	—	(6.6)	—	—	—	(6.6)
Transfer of exercised and expired share-based awards	—	—	—	(27.0)	—	—	27.0	—

Balances at 31 December 2009	583.9	35.8	7,085.6	237.2	(11.1)	5.1	(6,838.2)	514.4

Comprehensive income:
Net loss	—	—	—	—	—	—	(322.6)	(322.6)
Other comprehensive income:
Foreign currency translation	—	—	—	—	(0.1)	—	—	(0.1)
Available-for-sale investments	—	—	—	—	—	(4.2)	—	(4.2)

Total other comprehensive income								(4.3)

Total comprehensive loss								(326.9)

Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	1.3	0.1	1.7	—	—	—	—	1.8
Share-based compensation cost	—	—	—	31.4	—	—	—	31.4
Share-based compensation – deferred tax	—	—	—	(6.7)	—	—	—	(6.7)
Transfer of exercised and expired share-based awards	—	—	—	(26.9)	—	—	26.9	—

Balances at 31 December 2010	585.2	35.9	7,087.3	235.0	(11.2)	0.9	(7,133.9)	214.0

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2010 Annual Report	101

Parent Company Income Statement

For the Year Ended 31 December 2010

			2010	2009
	Notes		$m	$m

Product revenue			—	—
Contract revenue			—	—

Total revenue			—	—
Cost of sales			—	—

Gross profit			—	—
Selling, general and administrative expenses			63.7	56.9
Research and development expenses			—	—

Operating loss			(63.7)	(56.9)
Interest income			—	(0.1)

Net interest and investment gains and losses			—	(0.1)

Loss before tax	38(a	)	(63.7)	(56.8)
Income tax expense/(benefit)	38(b	)	—	—

Net loss for the year			(63.7)	(56.8)

The Parent Company had no other income or expenditure during 2010 or 2009, therefore no separate Statement of Comprehensive Income is presented.

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

102	Elan Corporation, plc 2010 Annual Report

Financial Statements

Parent Company Balance Sheet

At 31 December 2010

			2010	2009
	Notes		$m	$m

Non-Current Assets
Investments	38(c	)	1,634.7	1,605.4
Other non-current assets	38(d	)	10.5	11.9

Total Non-Current Assets			1,645.2	1,617.3

Current Assets
Other current assets	38(e	)	2,651.9	2,679.4
Cash and cash equivalents			0.3	3.5

Total Current Assets			2,652.2	2,682.9

Total Assets			4,297.4	4,300.2

Non-Current Liabilities
Other liabilities			—	—

Total Non-Current Liabilities			—	—

Current Liabilities
Accrued and other liabilities	38(f	)	1,338.4	1,310.7

Total Current Liabilities			1,338.4	1,310.7

Total Liabilities			1,338.4	1,310.7

Shareholders’ Equity
Share capital			35.9	35.8
Share premium			7,087.3	7,085.6
Share-based compensation reserve			142.4	137.9
Retained loss	38(g	)	(4,306.6)	(4,269.8)

Total Shareholders’ Equity			2,959.0	2,989.5

Total Shareholders’ Equity and Liabilities			4,297.4	4,300.2

The accompanying notes are an integral part of these financial statements.

Robert A. Ingram, chairman	G. Kelly Martin, chief executive officer

Elan Corporation, plc 2010 Annual Report	103

Parent Company Statement of Cash Flows

For the Year Ended 31 December 2010

	2010	2009
	$m	$m

Net loss	(63.7)	(56.8)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	1.2	1.2
Other	—	2.2

	(62.5)	(53.4)
Decrease/(increase) in accounts receivable	0.5	(0.5)
Decrease/(increase) in amounts due to/from group undertakings	57.2	(259.1)
Decrease in accounts payable and other accrued liabilities	(0.2)	(0.4)

Cash used in operations	(5.0)	(313.4)
Interest received	—	—
Interest paid	—	—

Net cash used in operating activities	(5.0)	(313.4)

Financing activities:
Proceeds from issuance of share capital	1.8	316.6
Repayment of finance lease obligations	—	(1.1)

Net cash provided by financing activities	1.8	315.5

Net increase/(decrease) in cash and cash equivalents	(3.2)	2.1

Cash and cash equivalents at the beginning of the year	3.5	1.4

Cash and cash equivalents at the end of the year	0.3	3.5

The accompanying notes are an integral part of these financial statements.

104	Elan Corporation, plc 2010 Annual Report

Financial Statements

Parent Company Statement of Changes in Shareholders’ Equity

For the Year Ended 31 December 2010

				Share-Based
	Number	Share	Share	Compensation	Retained	Total
	of Shares	Capital	Premium	Reserve	Loss	Amount
	m	$m	$m	$m	$m	$m

Balances at 1 January 2009	474.7	27.6	6,221.8	133.1	(4,240.0)	2,142.5
Comprehensive Income:
Net loss	—	—	—	—	(56.8)	(56.8)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	109.2	8.2	863.8	—	—	872.0
Share-based compensation cost	—	—	—	31.8	—	31.8
Transfer of exercised and expired share-based awards	—	—	—	(27.0)	27.0	—

Balances at 31 December 2009	583.9	35.8	7,085.6	137.9	(4,269.8)	2,989.5

Comprehensive Income:
Net loss	—	—	—	—	(63.7)	(63.7)
Transactions with owners of the Company, recognised directly in equity:
Issue of share capital, net of issue costs	1.3	0.1	1.7	—	—	1.8
Share-based compensation cost	—	—	—	31.4	—	31.4
Transfer of exercised and expired share-based awards	—	—	—	(26.9)	26.9	—

Balances at 31 December 2010	585.2	35.9	7,087.3	142.4	(4,306.6)	2,959.0

The accompanying notes are an integral part of these financial statements.

Elan Corporation, plc 2010 Annual Report	105

Notes to the Financial Statements

1.	Basis of Preparation

Elan Corporation, plc, an Irish public limited company (also referred to hereafter as “we”, “our”, “us”, “Elan” and “the Company”), is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. We were incorporated as a private limited company in Ireland in December 1969 and became a public limited company in January 1984. Our principal executive offices are located at the Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and our telephone number is +353-1-709-4000. Our principal research and development (R&D) and manufacturing facilities are located in Ireland and the United States.

These Consolidated and Parent Company Financial Statements have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (IFRS), which are effective for accounting periods ending on or before 31 December 2010, and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS. In addition to these Consolidated Financial Statements, we also prepare separate Consolidated Financial Statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP, please refer to the U.S. GAAP Information section, on pages 177 to 182 of this Annual Report.

These Consolidated and Parent Company Financial Statements are presented in U.S. dollars, being the functional currency of the Parent Company and the majority of the Group companies. They are prepared on the historical cost basis, except for certain financial assets and derivative financial instruments, which are stated at fair value.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The judgements, estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates. The areas involving a high degree of judgement and the areas where estimates and assumptions are critical to the Consolidated Financial Statements are discussed in Note 3.

We have incurred significant losses during the last two fiscal years presented. However, our directors believe that we have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to prepare our Consolidated and Parent Company Financial Statements on a going concern basis.

The Consolidated and Parent Company Financial Statements were authorised for issue by the directors on 25 March 2011.

2.	Significant Accounting Policies

The following accounting policies have been applied in the preparation of our Consolidated and Parent Company Financial Statements.

a  Statement of compliance

The Consolidated and Parent Company Financial Statements have been prepared in accordance with IFRS, which are effective for accounting periods ending on or before 31 December 2010, further to the International Accounting Standards (IAS) Regulation (EC 1606/2002) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS.

106	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The following amended standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2010 but currently have no significant effect on the Consolidated and Parent Company Financial Statements (although they may affect the accounting for future transactions and events):

•	IFRIC 17, “Distributions of Non-Cash Assets To Owners”, is effective for annual periods beginning on or after 1 July 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders. IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable.

•	The amendments to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”, (IAS 39) are effective for annual periods beginning on or after 1 July 2009. These amendments require an entity to assess whether an embedded derivative should be separated from a host contract when the entity reclassifies a hybrid financial asset out of the ‘fair value through profit or loss’ category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. If the entity is unable to make this assessment, the hybrid instrument must remain classified as at fair value through profit or loss in its entirety.

•	IFRIC 16 (Amendment), “Hedges of a Net Investment in a Foreign Operation”, is effective for annual periods beginning on or after 1 July 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the group should clearly document its hedging strategy because of the possibility of different designations at different levels of the group.

•	IAS 38 (Amendment), “Intangible Assets”, is effective for annual periods beginning on or after 1 January 2010. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

•	IAS 1 (Amendment), “Presentation of Financial Statements”, (IAS 1) is effective for annual periods beginning on or after 1 January 2010. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in its own equity at any time.

•	IAS 36 (Amendment), “Impairment of Assets”, is effective for annual periods beginning on or after 1 January 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, “Operating Segments”, (that is, before the aggregation of segments with similar economic characteristics).

•	IFRS 2 (Amendment), “Group Cash-Settled Share-Based Payment Transactions”, is effective for annual periods beginning on or after 1 January 2010. In addition to incorporating IFRIC 8, “Scope of IFRS 2”, and IFRIC 11, “IFRS 2 — Group and Treasury Share Transactions”, (IFRIC 11) the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation.

•	IFRS 5 (Amendment), “Non-Current Assets Held for Sale and Discontinued Operations”, is effective for annual periods beginning on or after 1 January 2010. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1.

We have considered all new IFRS standards, amendments and interpretations that have been issued by the International Accounting Standards Board (IASB) and endorsed by the European Union, but which are not yet effective and have not been early adopted in these Consolidated and Parent Company Financial Statements. If applicable, they will be adopted

Elan Corporation, plc 2010 Annual Report	107

in future financial statements. We do not expect the adoption of these amendments to standards and interpretations to have a material impact on our financial position or results from operation.

•	Revised IAS 24, “Related Party Disclosures”, effective for periods beginning on or after 1 January 2011;

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, effective for periods beginning on or after 1 July 2010;

•	IFRIC 14 (Amendment), “Prepayments of a Minimum Funding Requirement”, effective for periods beginning on or after 1 January 2011; and

•	The IASB’s third annual improvements project, “Improvements to International Financial Reporting Standards 2010”, published on 6 May 2010. The effective dates are dealt with on a standard-by-standard basis (generally effective for periods beginning on or after 1 January 2011).

b	Basis of consolidation

The Consolidated Financial Statements include the accounts of Elan and all of our subsidiary undertakings, which are entities under our control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. All intercompany account balances, transactions, and any unrealised gains and losses or income and expenses arising from intercompany transactions have been eliminated in preparing the Consolidated Financial Statements. We use the equity method to account for investments in associate undertakings. Our subsidiary and associate undertakings have the same financial year-end as Elan Corporation, plc.

Our collaboration with Biogen Idec Inc. (Biogen Idec) for Tysabri ® (natalizumab) is a jointly controlled operation in accordance with IAS 31, “Interests in Joint Ventures” (IAS 31). A jointly controlled operation is an operation of a joint venture that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

c	Revenue

We recognise revenue from the sale of our products, royalties earned and contract arrangements. Our revenues are classified into two categories: product revenue and contract revenue.

Product Revenue – Product revenue includes: (i) the sale of our products; (ii) royalties; (iii) manufacturing fees; and (iv) revenue from a jointly controlled operation (Tysabri).

We recognise revenue from product sales when there is persuasive evidence that an arrangement exists, title passes, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable sales tax and sales discounts and allowances, which are described below.

i.	The sale of products consists of the sale of pharmaceutical drugs, primarily to wholesalers and physicians.

ii.	We earn royalties on licensees’ sales of our products or third-party products that incorporate our technologies. Royalties are recognised as earned in accordance with the contract terms when royalties can be reliably measured and collectability is reasonably assured.

iii.	We receive manufacturing fees for products that we manufacture on behalf of other third-party customers.

iv.	The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we record our share of the collaboration operating loss within operating expenses. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, in addition to recording our directly incurred expenses within operating expenses, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses related to

108	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

We record sales on a gross basis (except for Tysabri, for which we recognise as revenue our share of the collaboration profit plus our directly incurred expenses; for additional information on the accounting for Tysabri revenue, refer to Note 4) and make various deductions to arrive at net revenue as reported in the Consolidated Income Statement. Details of the estimates and judgements involved in estimating these deductions are set out in Note 3(c), Critical Accounting Estimates and Judgements.

Contract Revenue – Contract revenue arises from contracts to perform R&D services on behalf of clients, or technology licensing to third parties. Contract revenue is recognised when earned and non-refundable, and when we have no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Contract research revenue consists of payments or milestones arising from R&D activities we perform on behalf of third parties.

We do not conduct our sales using the consignment model. All of our product sales transactions are based on normal and customary terms whereby title to the product and substantially all of the risks and rewards transfer to the customer upon either shipment or delivery. Furthermore, we do not have an incentive programme that would compensate a wholesaler for the costs of holding inventory above normal inventory levels thereby encouraging wholesalers to hold excess inventory.

d	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment losses. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Buildings	15-40 years

Plant and equipment	3-10 years

Leasehold improvements	Shorter of expected useful life or lease term

Land is not depreciated as it is deemed to have an indefinite useful life.

e	Goodwill and other intangible assets

Patents, licences and acquired in-process research and development (IPR&D) are stated at cost less accumulated amortisation and impairments. Patents and licences are amortised on a straight-line basis over their expected useful lives, which range between 2 to 20 years. Acquired IPR&D is capitalised and amortised on a straight-line basis over its estimated useful economic life. The useful economic life commences upon generation of economic benefits relating to the acquired IPR&D. The method of amortisation chosen best reflects the manner in which individual intangible assets are consumed. Any development costs incurred and associated with acquired licences, patents, know-how or marketing rights are expensed as incurred, unless the criteria for recognition of an internally generated intangible asset are met.

Goodwill arising on acquisitions is stated at cost less any accumulated impairments. Goodwill is allocated to assets that are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units), and is not subject to amortisation but is tested at least annually for impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible assets where the software supports a significant business system and the expenditure leads to the creation of a durable asset. Computer software is amortised over four years.

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is expensed as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is expensed when incurred, unless the criteria for recognition of an internally generated intangible are met. Regulatory and other uncertainties generally mean that such criteria are not met. To date, we have not had any development expenditures that have met the criteria for recognition of an internally generated intangible asset.

Elan Corporation, plc 2010 Annual Report	109

f	Investment in associate

As part of the transaction whereby Janssen Alzheimer Immunotherapy (Janssen AI), a subsidiary of Johnson & Johnson, acquired substantially all of our assets and rights related to our Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer Inc. (Pfizer)), we received a 49.9% equity investment in Janssen AI. Johnson & Johnson also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. We have recorded our investment in Janssen AI as an investment in an associate on the Consolidated Balance Sheet as we have the ability to exercise significant influence, but not control or joint control, over the investee. The investment was recognised initially based on the estimated fair value of the investment acquired, representing our proportionate 49.9% share of Janssen AI’s AIP assets along with the fair value of our proportionate interest in the Johnson & Johnson contingent funding commitment, and is accounted for using the equity method.

Under the equity method, investors are required to recognise their share of post-acquisition changes in net assets of an investee. Accordingly, during the period that the funding of Janssen AI is being provided exclusively by Johnson & Johnson, our proportionate interest in the Johnson & Johnson funding commitment will be remeasured at each reporting date to reflect any changes in the expected cash flows and this remeasurement, along with the recognition of our proportionate share of the other changes in the net assets of Janssen AI, will result in changes in the carrying value of the investment in associate that will be reflected in the Consolidated Income Statement.

Our investment in an associate undertaking is reviewed for impairment whenever events or circumstances indicate the fair value of the investment has fallen below our carrying amount. The factors affecting the assessment of impairments include both general financial market conditions and factors specific to the investee. When such a decline is deemed to be significant and prolonged, an impairment charge is recorded for the difference between the investment’s carrying amount and its estimated fair value at the time. In making the determination as to whether a decline is significant or prolonged, we consider such factors as the duration and extent of the decline and the investee’s financial and operating performance. Differing assumptions could affect whether an investment is impaired in any period, or the amount of the impairment.

g	Impairment of non-financial assets

Goodwill, other intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested for impairment at least annually. Additionally, non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use. For the purposes of impairment testing, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). When reviewing carrying values, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Impairment losses in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce, on a pro rata basis, the carrying amount of the other assets in the unit.

Impairment losses in respect of goodwill are not reversed. For other assets, an impairment loss may be reversed to the extent that the asset’s original carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The critical estimates and judgements relating to the impairment of certain assets are described in detail in Note 3(a).

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h	Investments

Investments (excluding investments in associate undertakings), which are all accounted for on a trade date basis, are classified into one of the following three categories:

•	Held-for-trading investments are acquired principally to generate profit from short-term fluctuations in price. These instruments are recorded as short-term investments and are carried at fair value, with any resultant gain or loss recognised in the income statement. We did not hold any held-for-trading securities at either 31 December 2010 or 2009.

•	Investments are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. These instruments are carried at amortised cost, less any impairments. We did not hold any held-to-maturity securities at either 31 December 2010 or 2009.

•	Available-for-sale securities are those that are either designated as available for sale or are not categorised into any of the other categories. They are stated at fair value and changes in fair value (other than impairments) and are recognised in other comprehensive income. Any interest income on debt securities is recognised in the income statement as it accrues, using the effective interest rate method. Available-for-sale securities may also include certain embedded derivatives that are not closely related to the host contract. In these cases, the embedded derivative is accounted for separately from the host contract and changes in fair value related to the embedded features are recorded in the income statement.

The fair value of investments classified as available-for-sale is their quoted market price at the balance sheet date. Where market values for investments are not readily available, a number of valuation methodologies are employed to estimate fair value. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. Investments are assessed for potential impairment at each balance sheet date. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original carrying value is considered in determining whether the securities are impaired. If any such evidence exists, an impairment loss is recognised in the income statement. Impairment losses recognised in the income statement on available-for-sale equity securities are not reversed through the income statement if there is a subsequent increase in value.

i	Derivative financial instruments

We enter into transactions in the normal course of business using certain financial instruments in order to economically hedge against exposures to fluctuating foreign exchange and interest rates. A derivative is a financial instrument or other contract whose value changes in response to a change in some underlying variable, that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value on the balance sheet. During 2010, we entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars on various dates during 2010. These forward contracts expired on various dates throughout 2010 and there were no forward contracts outstanding as at 31 December 2010 and 2009.

We record at fair value certain freestanding warrants that were acquired in investment transactions. Changes in their fair value are recorded in the income statement and their carrying value is recorded within current investments.

j	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities on acquisition of three months or less.

k	Inventory

Inventory is stated at the lower of cost and net realisable value. In the case of raw materials and supplies, cost is calculated on a first-in, first-out basis and includes the expenditure incurred in acquiring the inventories and bringing them to their existing location and condition (e.g. the purchase price, including import duties, transport and handling costs and

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any other directly attributable costs, less trade discounts). In the case of work-in-progress and finished goods, cost comprises direct labour, material costs and attributable overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

l	Foreign currency

Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

The functional currency of Elan and most of our subsidiaries is U.S. dollars. For those subsidiaries with non-U.S. dollar functional currency, their assets and liabilities are translated using year-end rates and income and expenses are translated at average rates where they represent a reasonable approximation of the actual rates relating to the dates of the underlying transaction. The cumulative effect of exchange differences arising on consolidation of the net investment in foreign subsidiaries is recorded in other comprehensive income.

m	Pension and other post-employment benefit plans

We have two defined benefit pension plans covering eligible employees based in Ireland. These plans are managed externally and the related pension costs and liabilities are assessed at least annually in accordance with the advice of a professionally qualified actuary using the projected unit credit method. Obligations in respect of each plan are determined by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Pension obligations are measured as the present value of estimated future cash flows, discounted at rates reflecting the yields of high-quality corporate bonds. Plan assets are measured at fair value using bid prices at the balance sheet date.

When the benefits of a plan are increased, the portion of the increased benefit relating to past service by employees is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised in profit or loss immediately.

We recognise actuarial gains and losses using the corridor method. Under the corridor method, to the extent that any cumulative unrecognised net actuarial gain or loss exceeds 10 percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, that portion is recognised over the expected average remaining working lives of the plan participants. Otherwise, the actuarial gain or loss is not recognised.

When the plan assets exceed liabilities at the balance sheet date, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any currently available future refunds from the plan or reductions in future contributions to the plan. The Parent Company, as legal sponsor for the plans, recognises any such asset or liabilities related to the schemes.

Employees of various Group companies based in Ireland are members of the schemes. The contribution costs of the defined benefit schemes are being borne by the relevant Group company, by way of intercompany charge.

In addition, we have a number of other defined contribution benefit plans. The cost of providing these plans is expensed as incurred.

n	Leasing

Property, plant and equipment, acquired under a lease that transfers substantially all of the risks and rewards of ownership to us are classified as finance leases and are capitalised on the balance sheet. An asset acquired by finance lease is stated at an amount equal to the lower of its fair value or the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses, and is shown as property, plant and equipment. Finance charges on finance leases are expensed over the term of the lease to give a constant periodic rate of interest charge in proportion to the capital balances outstanding.

All other leases that are not finance leases are considered operating leases. Rentals on operating leases are expensed on a straight-line basis over the term of the lease. Leased property, plant and equipment sub-let to third parties are classified

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according to their substance as either finance or operating leases. All such arrangements that we have entered into as lessor are operating leases. Income received as lessor is recognised on a straight-line basis over the period of the lease. If costs expected to be incurred under an operating sublease exceed anticipated income from the sublease, a loss is recognised immediately.

o	Share-based compensation

Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognised based on their estimated grant date fair values. These awards include employee share options, restricted stock units (RSUs) and share purchases related to our employee equity purchase plans (EEPPs).

Share-based compensation cost for RSUs awarded to employees and directors is measured based on the closing fair market value of the Company’s shares on the date of grant. Share-based compensation cost for share options awarded to employees and directors and shares issued under our EEPPs is estimated at the grant date based on each option’s fair value as calculated using an option-pricing model. The value of awards expected to vest is recognised as an expense in profit or loss over the requisite service periods.

Share-based compensation expense for equity-settled awards to non-employees in exchange for goods or services is based on the fair value of the awards measured when services are rendered, as the fair value of the goods or services received cannot be estimated reliably.

Estimating the fair value of share-based awards as of the grant date, or when the services are rendered, using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables, and the assumptions used in determining them, are described in detail in Note 3(d).

p	Provisions and contingencies

A provision is recognised in the balance sheet when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefit will be required to settle the obligation and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, where the amount of the obligation cannot be measured with reasonable reliability or it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The estimates and judgements associated with the accounting for contingencies relating to actual or potential administrative proceedings are described in detail in Note 3(e).

q	Income tax

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities at rates expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to either other comprehensive income or shareholders’ equity, in which case the deferred tax is also recorded in either other comprehensive income or shareholders’ equity, respectively. The critical estimates and judgements relating to the accounting for income taxes are described in detail in Note 3(f).

r	Financing costs

Debt financing costs comprise transaction costs and original issue discount on borrowings. Debt financing costs are allocated to financial reporting periods over the term of the related debt using the effective interest rate method. The carrying amount of debt includes related unamortised financing costs.

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s	Investments in subsidiaries

The Parent Company holds investments in Group companies, which are carried at cost less any impairments. Investments in Group companies include a contribution for share-based compensation relating to share-based payments made to employees of subsidiary undertakings.

3.	Critical Accounting Estimates and Judgements

The Consolidated Financial Statements include certain judgements and estimates based on management’s historical experience. Estimates and judgements are used in determining key items such as the carrying values of long-lived assets, estimating sales discounts and allowances, the fair value of share-based compensation, the accounting for contingencies, and the accounting for income taxes, among other items. Because of the uncertainties inherent in such estimates, actual results may differ materially from these estimates.

a	Impairment of intangible assets and property, plant and equipment

Total goodwill and other intangible assets amounted to $225.7 million at 31 December 2010 (2009: $263.3 million) and the total carrying amount of our property, plant and equipment was $287.5 million at 31 December 2010 (2009: $292.8 million).

Intangible assets with estimable useful lives are amortised on a straight-line basis over their respective estimated useful lives to their estimated residual values and, as with other long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

When reviewing the carrying values of goodwill and other intangible assets, and property, plant and equipment for impairment, we assess R&D risk, commercial risk, revenue and cost projections, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions.

Where the carrying value of an asset or cash-generating unit exceeded its recoverable amount, the carrying values of those assets have been written down to their recoverable amounts. The results of certain impairment tests on intangible assets with estimable useful lives are discussed below. As the impairment analysis is principally based on discounted estimated cash flows, actual outcomes could vary significantly from such estimates. If we were to use different estimates, particularly with respect to the likelihood of R&D success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, then an additional material impairment charge could arise. We believe that we have used reasonable estimates in assessing the carrying values of our intangible assets.

In performing our goodwill impairment testing, we noted that the combined fair value of our cash-generating units based on the value in use approach exceeded our market capitalisation at 31 December 2010. Furthermore, both the fair value of our cash-generating units and our market capitalisation exceeded the combined carrying values of the cash-generating units by a substantial margin at 31 December 2010.

For information on the impairment test performed on the goodwill balance, including the assumptions used and sensitivities to the assumptions, refer to Note 17.

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the License Agreement with PharmatrophiX Inc. (PharmatrophiX). During 2009, we recorded an impairment charge of $30.6 million relating to the Prialt® intangible assets, thus reducing the carrying amount of this intangible asset to $14.6 million. During 2010, we divested our Prialt assets and rights to Azur Pharma International Limited (Azur) and recorded a net loss of $0.7 million on this divestment.

We have invested significant resources in our manufacturing facilities in Ireland to provide us with the capability to manufacture products from our product development pipeline and for our clients. To the extent that we are not successful in developing these pipeline products or do not acquire products to be manufactured at our facilities, the carrying amount of these facilities may become impaired.

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Notes to the Financial Statements

During 2010, we recorded a non-cash asset impairment charge of $11.0 million related to a consolidation of facilities in South San Francisco as a direct result of a realignment of the BioNeurology business.

Following the transfer of our AIP manufacturing rights as part of the sale of the AIP business to Janssen AI in 2009, we re-evaluated our longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge, included as part of the net gain on divestment of business, related to these activities of $41.2 million. The assets relating to biologics manufacturing were written off in full. In conjunction with the impairment charge, we reviewed the estimated useful life of the fill-finish assets and reduced the useful life of the assets that previously had a useful life beyond 2018 to 31 December 2018. The remaining carrying amount of the fill-finish assets at 31 December 2010 is $4.9 million (2009: $5.7 million). For additional information on property, plant and equipment, refer to Note 18.

b	Investment in associate

Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at 31 December 2010 at a carrying amount of $209.0 million (2009: $235.0 million). The carrying amount is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as at 31 December 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2010, the range of assumed probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2010 resulted in an increase in the carrying value of our investment in associate of $59.9 million (2009: $24.6 million), which was offset by our share of Janssen AI’s losses of $85.9 million (2009: $24.6 million), resulting in a net loss of $26.0 million in the Consolidated Income Statement for the year ended 31 December 2010 (2009: $Nil).

If the assumed probabilities applied to the expected cash flows were each increased by 5% giving rise to a range of 100%-48% as at 31 December 2010, the remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment would have resulted in an increase in the carrying value of our investment in associate of $66.7 million, which would be offset by our share of Janssen AI’s losses of $85.9 million, resulting in a net loss of $19.2 million in the Consolidated Income Statement for the year ended 31 December 2010. If the assumed probabilities applied to the expected cash flows were each decreased by 5% giving rise to a range of 90%-38% as at 31 December 2010, the remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment would have resulted in an increase in the carrying value of our investment in associate of $53.1 million, which would be offset by our share of Janssen AI’s losses of $85.9 million, resulting in a net loss of $32.8 million in the Consolidated Income Statement for the year ended 31 December 2010.

As at 31 December 2010, the carrying amount of our Janssen AI investment of $209.0 million (2009: $235.0 million) is approximately $270 million (2009: approximately $330 million) below our share of the book value of the net assets of Janssen AI. This difference principally relates to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s results will be adjusted over the estimated remaining useful lives of those assets to recognise the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment, the differences in the carrying values is adjusted through the remeasurement of our proportionate interest at each reporting date, as described above. In general, the difference in the carrying amounts is expected to decrease in future periods as time progresses.

c	Sales discounts and allowances

Sales discounts and allowances include charge-backs, managed healthcare rebates and other contract discounts, Medicaid rebates, cash discounts, sales returns, and other adjustments. Estimating these sales discounts and allowances is complex and involves significant estimates and judgements, and we use information from both internal and external

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sources to generate reasonable and reliable estimates. We believe that we have used reasonable judgements in assessing our estimates, and this is borne out by our historical experience. At 31 December 2010, we had total accruals of $37.9 million (2009: $26.5 million) for sales discounts and allowances, of which approximately 90.0%, 4.6% and 4.2% (2009: 58.4%, 20.4% and 18.9%) related to Tysabri, Maxipime® and Azactam®, respectively. We have almost five years of experience for Tysabri and we ceased distributing Maxipime on 30 September 2010 and Azactam on 31 March 2010, after more than 10 years experience with both products.

Charge-backs

In the United States, we participate in charge-back programmes with a number of entities, principally the Public Health Service (PHS), the U.S. Department of Defense, the U.S. Department of Veterans Affairs, group purchasing organisations and other parties whereby pricing on products is extended below wholesalers’ list prices to participating entities. These entities purchase products through wholesalers at the lower negotiated price, and the wholesalers charge the difference between these entities’ acquisition cost and the lower negotiated price back to us. We account for charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. We determine our estimate of the charge-backs primarily based on historical experience on a product-by-product and programme basis, and current contract prices under the charge-back programmes. We consider vendor payments, estimated levels of inventory in the wholesale distribution channel, and our claim processing time lag and adjust accounts receivable and revenue periodically throughout each year to reflect actual and future estimated experience.

As described above, there are a number of factors involved in estimating the charge-backs accrual, but the principal factor relates to our estimate of the levels of inventory in the wholesale distribution channel. At 31 December 2010, Tysabri represented approximately 98.8% (2009: 41.2%) of the total charge-backs accrual balance of $7.2 million (2009: $5.6 million), with the balance of the accrual primarily relating to Maxipime. If we were to increase our estimated level of inventory in the wholesale distribution channel by one month’s worth of demand for Tysabri, the accrual for charge-backs would increase by approximately $7.3 million. We believe that our estimate of the levels of inventory for Tysabri in the wholesale distribution channel is reasonable because it is based upon multiple sources of information, including data received from all of the major wholesalers with respect to their inventory levels and sell-through to customers, third-party market research data, and our internal information.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organisations in the United States. We account for managed healthcare rebates and other contract discounts by establishing an accrual equal to our estimate of the amount attributable to a sale. We determine our estimate of this accrual primarily based on historical experience on a product-by-product and programme basis and current contract prices. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts, processing claim lag time and estimated levels of inventory in the distribution channel and adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

Medicaid rebates

In the United States, we are required by law to participate in state government-managed Medicaid programmes, as well as certain other qualifying federal and state government programmes whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these other qualifying federal and state government programmes are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. We account for Medicaid rebates by establishing an accrual in an amount equal to our estimate of Medicaid rebate claims attributable to a sale. We determine our estimate of the Medicaid rebates accrual primarily based on our estimates of Medicaid claims, Medicaid payments, claims processing lag time, inventory in the distribution channel as well as legal interpretations of the applicable laws related to the Medicaid and qualifying federal and state government programmes, and any new information regarding changes in the Medicaid programmes’ regulations and guidelines that would impact the amount of the rebates on a product-by-product basis. We adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience. At 31 December 2010, Tysabri represented approximately 97.7% (2009: 94.0%) of the total Medicaid rebates accrual balance of $18.5 million (2009: $8.9 million).

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Notes to the Financial Statements

Cash discounts

In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance of each customer and adjust the accrual and revenue periodically throughout each year to reflect actual experience and future estimates.

Sales returns

We account for sales returns by reducing accounts receivable in an amount equal to our estimate of revenue recorded for which the related products are expected to be returned.

Our sales returns accrual is estimated principally based on historical experience, the estimated shelf life of inventory in the distribution channel, price increases and our return goods policy (goods may only be returned six months prior to expiration date and for up to 12 months after expiration date). We also take into account product recalls and introductions of generic products. All of these factors are used to adjust the accrual and revenue periodically throughout each year to reflect actual and future estimated experience.

In the event of a product recall, product discontinuance or introduction of a generic product, we consider a number of factors, including the estimated level of inventory in the distribution channel that could potentially be returned, historical experience, estimates of the severity of generic product impact, estimates of continuing demand and our return goods policy. We consider the reasons for, and impact of, such actions and adjust the sales returns accrual and revenue as appropriate.

As described above, there are a number of factors involved in estimating this accrual, but the principal factor relates to our estimate of the shelf life of inventory in the distribution channel. At 31 December 2010, Tysabri, Maxipime and Azactam represented approximately 49.3%, 25.1% and 22.1% (2009: 30.7%, 18.0% and 47.4%) respectively of the total sales returns accrual balance of $6.3 million (2009: $7.8 million). We believe, based upon both the estimated shelf life and also our historical sales returns experience, that the vast majority of this inventory will be sold prior to the expiration dates, and accordingly believe that our sales returns accrual is appropriate.

During 2010, we recorded adjustments of $0.4 million to decrease (2009: $1.0 million to increase) the sales returns accrual related to sales made in prior periods.

Other adjustments

In addition to the sales discounts and allowances described above, we make other sales adjustments primarily related to estimated obligations for credits to be granted to wholesalers under wholesaler service agreements we have entered into with many of our pharmaceutical wholesale distributors in the United States. Under these agreements, the wholesale distributors have agreed, in return for certain fees, to comply with various contractually defined inventory management practices and to perform certain activities such as providing weekly information with respect to inventory levels of product on hand and the amount of out-movement of product. As a result, we, along with our wholesale distributors, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions. We generally account for these other sales discounts and allowances by establishing an accrual in an amount equal to our estimate of the adjustments attributable to the sale. We generally determine our estimates of the accruals for these other adjustments primarily based on contractual agreements and other relevant factors, and adjust the accruals and revenue periodically throughout each year to reflect actual experience.

Use of information from external sources

We use information from external sources to identify prescription trends and patient demand, including inventory pipeline data from three major drug wholesalers in the United States. The inventory information received from these wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We also receive information from IMS Health, a supplier of market research to the pharmaceutical industry, which we use to project the prescription demand-based sales for our pharmaceutical products. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information is itself

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in the form of estimates, and reflect other limitations, including lags between the date as at which third-party information is generated and the date on which we receive such information.

For additional information on our sales discounts and allowances, refer to Note 4.

d	Share-based compensation

In 2010, we recognised total expense for share-based compensation of $31.7 million (2009: $31.8 million). The fair value of share options awarded to employees, directors and non-employees is calculated using a binomial option-pricing model and the fair value of options issued under our EEPPs is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPPs have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for these options. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting based on the satisfaction of service conditions.

Estimating the fair value of share-based awards at grant or vest date using an option-pricing model, such as the binomial model, is affected by our share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and actual and projected employee exercise behaviours. If factors change and/or we employ different assumptions in estimating the fair value of share-based awards in future periods, the compensation expense that we record for future grants may differ significantly from what we have recorded in the Consolidated Financial Statements. However, we believe we have used reasonable assumptions to estimate the fair value of our share-based awards. For additional information on our share-based compensation, refer to Note 28.

e	Provisions and contingent liabilities relating to actual or potential administrative proceedings

We are currently involved in certain legal and administrative proceedings, relating to securities matters, patent matters, antitrust matters and other matters, some of which are described in Note 34. We assess the likelihood of any adverse outcomes to these proceedings, including legal matters, as well as probable losses. We record provisions when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are remeasured at each balance sheet date based on the best estimate of the settlement amount. As at 31 December 2010, we had provided for $207.0 million (2009: $0.6 million), representing our estimate of the costs for the current resolution of these matters.

Included within this provision is $206.3 million relating to the agreement-in-principle announced in July 2010, which was finalised with the U.S. Attorney’s Office for the District of Massachusetts in December 2010 to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran®, an antiepileptic prescription medicine that we divested in 2004. Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. We held $203.7 million in an escrow account at 31 December 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million settlement provision charge for the settlement, interest and related costs. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

We developed estimates in consultation with outside counsel handling our defence in these matters using the facts and circumstances known to us. The factors that we consider in developing our legal settlements provision include the merits and jurisdiction of the litigation, the nature and number of other similar current and past litigation cases, the nature of the product and assessment of the science subject to the litigation, and the likelihood of settlement and state of settlement discussions, if any. We believe that the legal settlement provision that we have established is appropriate based on current factors and circumstances. However, it is possible that other people applying reasonable judgement to the same facts and circumstances could develop a different liability amount. The nature of these matters is highly uncertain and subject to

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Notes to the Financial Statements

change. As a result, the amount of our liability for certain of these matters could exceed or be less than the amount of our estimates, depending on the outcome of these matters.

f	Income taxes

A deferred tax asset (DTA) is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. DTAs are reduced to the extent that it is no longer probable that the related income tax benefit will be realised. Significant judgement is required in determining whether it is probable that sufficient future taxable profits will be available against which the asset can be utilised. Our judgements take into account projections of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions of recoverability of net DTAs inaccurate. At 31 December 2010 and 2009, we believe there is evidence to support the generation of sufficient future income to conclude that it is probable that the DTAs recognised will be realised in future years.

Significant estimates and judgements are also required in determining our income tax expense. Some of these estimates are based on management’s interpretations of jurisdiction-specific tax laws or regulations and the likelihood of settlement related to tax audit issues. Various internal and external factors may have favourable or unfavourable effects on our future effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, past and future levels of R&D spending, likelihood of settlement, and changes in overall levels of income before taxes. For additional information on our income taxes, refer to Note 13.

4.	Revenue

The composition of revenue for the years ended 31 December was as follows:

	2010	2009
	$m	$m

Revenue from the BioNeurology business	568.6	545.0
Revenue from the Elan Drug Technologies (EDT) business	274.1	275.9

Total revenue	842.7	820.9

The table below summarises our sales discounts and allowances to adjust gross sales to net revenue for the years ended 31 December for each significant category.

	2010	2009
	$m	$m

Gross sales subject to discounts and allowances (including Tysabri U.S. in-market sales)	762.2	698.9
Sales discounts and allowances:
Charge-backs	(71.2)	(39.7)
Managed healthcare rebates and other contract discounts	(3.9)	(1.2)
Medicaid rebates	(20.4)	(7.1)
Cash discounts	(18.7)	(16.7)
Sales returns	(2.0)	(4.2)
Other adjustments	(11.3)	(10.4)

Total sales discounts and allowances	(127.5)	(79.3)

Net sales subject to discounts and allowances	634.7	619.6
Tysabri U.S. net revenue adjustment	(327.0)	(292.1)
Net Tysabri rest of world (ROW) revenue	258.3	215.8
Manufacturing revenue and royalties	263.0	258.9
Contract revenue	13.7	18.7

Net revenue	842.7	820.9

Elan Corporation, plc 2010 Annual Report	119

Total sales discounts and allowances were 16.7% of gross revenue subject to discounts and allowances in 2010 and 11.3% in 2009, as detailed in the rollforward below and as further explained in the following paragraphs.

Charge-backs as a percentage of gross revenue subject to discounts and allowances were 9.3% in 2010 and 5.7% in 2009. The significant increase is due to the expansion of the 340(b) PHS programme and the increase in the minimum discount extended to our 340(b) customers, both of which resulted from the U.S. healthcare reform legislation enacted through the Patient Protection and Affordable Care Act (PPACA) in 2010. The increase is also attributable to increases in the discounts due to the changes in Tysabri’s wholesaler acquisition cost price.

The managed healthcare rebates and other contract discounts as a percentage of gross revenue subject to discounts and allowances were 0.5% in 2010 and 0.2% in 2009. The increase is primarily attributable to the increase in the number of qualified patients that are eligible for the Tysabri patient co-pay assistance programme.

The Medicaid rebates as a percentage of gross revenue subject to discounts and allowances were 2.7% in 2010 and 1.0% in 2009. The significant increase in 2010 is primarily due to the increase in the U.S. base Medicaid rebate from 15.1% to 23.1% in 2010, the extension of Medicaid rebates to drugs supplied to enrollees of Medicaid managed care organisations (MCOs) and the increase in the rebate due to wholesaler acquisition cost price changes in Tysabri. Both the increase in the U.S. base Medicaid rebate to 23.1% and the extension of the Medicaid rebates to drugs supplied to enrollees of MCOs were introduced by the U.S. healthcare reform legislation.

Cash discounts as a percentage of gross revenue subject to discounts and allowances were 2.5% in 2010 and 2.4% 2009. In the United States, we offer cash discounts, generally at 2% of the sales price, as an incentive for prompt payment by customers.

Sales returns as a percentage of gross revenue subject to discounts and allowances were 0.3% in 2010 and 0.6% in 2009.

The following table sets forth the activities and ending balances of each significant category of adjustments for the sales discounts and allowances:

		Managed
		Healthcare
		Rebates
		and
		Other
		Contract	Medicaid	Cash	Sales	Other
	Chargebacks	Discounts	Rebates	Discounts	Returns	Adjustments	Total
	$m	$m	$m	$m	$m	$m	$m

Balances at 1 January 2009	2.5	0.4	6.0	1.9	6.6	1.8	19.2
Provision related to sales made in current period	39.7	1.2	7.1	16.7	3.2	10.4	78.3
Provision related to sales made in prior periods	—	—	—	—	1.0	—	1.0
Returns and payments	(36.6)	(1.0)	(4.2)	(16.6)	(3.0)	(10.6)	(72.0)

Balances at 31 December 2009	5.6	0.6	8.9	2.0	7.8	1.6	26.5
Provision related to sales made in current period	71.2	3.9	20.4	18.7	2.4	11.3	127.9
Provision related to sales made in prior periods	—	—	—	—	(0.4)	—	(0.4)
Returns and payments	(69.6)	(3.9)	(10.8)	(17.9)	(3.5)	(10.4)	(116.1)

Balances at 31 December 2010	7.2	0.6	18.5	2.8	6.3	2.5	37.9

120	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

BioNeurology Revenue

Revenue from BioNeurology business can be further analysed as follows:

	2010	2009
	$m	$m

Product revenue
Tysabri	524.5	432.2
Azactam	27.2	81.4
Maxipime	8.2	13.2
Prialt	6.1	16.5
Royalties	1.6	1.7

Total Product Revenue	567.6	545.0
Contract Revenue	1.0	—

Total revenue from the BioNeurology business	568.6	545.0

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined by IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from the sale of Tysabri plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration. Accordingly, we recognised product revenue from Tysabri in 2010 and 2009 because the Tysabri collaboration incurred an operating profit during 2010 and 2009. Our actual operating profit on Tysabri differs from our share of the collaboration operating profit because certain Tysabri-related expenses are not shared through the collaboration, and certain unique risks are retained by each party.

Global in-market net sales of Tysabri were as follows:

	2010	2009
	$m	$m

United States	593.2	508.5
ROW	636.8	550.7

Total Tysabri global in-market net sales	1,230.0	1,059.2

For 2010, we recorded net Tysabri revenue of $524.5 million, which was calculated as follows:

	U.S.	ROW	Total
	2010	2010	2010
	$m	$m	$m

Tysabri in-market sales	593.2	636.8	1,230.0

Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(285.4)	(303.8)	(589.2)

Tysabri collaboration operating profit	307.8	333.0	640.8

Elan’s 50% share of Tysabri collaboration operating profit	153.9	166.5	320.4
Elan’s directly incurred costs	112.3	91.8	204.1

Net Tysabri revenue	266.2	258.3	524.5

Elan Corporation, plc 2010 Annual Report	121

For 2009, we recorded net Tysabri revenue of $432.2 million, which was calculated as follows:

	U.S.	ROW	Total
	2009	2009	2009
	$m	$m	$m

Tysabri in-market sales	508.5	550.7	1,059.2

Operating expenses incurred by Elan and Biogen Idec (excluding R&D expenses)	(277.4)	(280.6)	(558.0)

Tysabri collaboration operating profit	231.1	270.1	501.2

Elan’s 50% share of Tysabri collaboration operating profit	115.6	135.0	250.6
Elan’s directly incurred costs	100.8	80.8	181.6

Net Tysabri revenue	216.4	215.8	432.2

EDT Revenue

Revenue from the EDT business can be further analysed as follows:

	2010	2009
	$m	$m

Product revenue:
Manufacturing revenue and royalties:
Ampyra®	56.8	—
TriCor® 145	54.5	61.6
Focalin® XR/Ritalin LA®	33.0	32.6
Verelan®	21.8	22.1
Naprelan®	12.6	16.0
Skelaxin®	5.9	34.9
Other	76.8	90.0

Total product revenue – manufacturing revenue and royalties	261.4	257.2

Contract revenue:
Research revenue	8.2	8.2
Milestone payments	4.5	10.5

Total contract revenue from the EDT business	12.7	18.7

Total revenue from the EDT business	274.1	275.9

5.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM). Our CODM has been identified as Mr. G. Kelly Martin, chief executive officer (CEO). Our business is organised into two business units: BioNeurology and EDT, and our CEO reviews the business from this perspective. BioNeurology engages in research, development and commercial activities primarily in the areas of Alzheimer’s disease, Parkinson’s disease and multiple sclerosis (MS). EDT develops and manufactures innovative pharmaceutical products that deliver clinically meaningful benefits to patients, using its extensive experience and proprietary drug technologies in collaboration with pharmaceutical companies.

Segment performance is evaluated based on operating profit/(loss) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA). Interest income, interest expense, investments and income tax expense are managed on a group basis therefore these items are not allocated between operating segments for the purposes of the information presented to the CODM, and are accordingly omitted from the measures of segment profit or loss. Segment liabilities are not allocated and reported to the CODM, and consequently are not disclosed below.

122	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The same accounting principles used for the Group as a whole are applied to segment reporting. Inter-segment pricing is determined on an arm’s length basis.

	BioNeurology		EDT		Total

	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m

Segment Revenue
Segment revenue	568.6	545.0	275.4	277.7	844.0	822.7
Less intersegment sales	—	—	(1.3)	(1.8)	(1.3)	(1.8)

Total revenue from external customers	568.6	545.0	274.1	275.9	842.7	820.9

Cost of sales	212.0	233.6	118.1	118.2	330.1	351.8

Gross margin	356.6	311.4	156.0	157.7	512.6	469.1
Operating expenses:
Selling, general and administrative expenses	168.2	218.4	41.2	38.3	209.4	256.7
Research and development expenses	228.9	254.6	53.7	48.5	282.6	303.1
Settlement provision charge	206.3	—	—	—	206.3	—
Net gain on divestment of business	(0.3)	(118.0)	—	—	(0.3)	(118.0)
Gain on legal settlement	—	(18.0)	—	—	—	(18.0)

Total operating expenses	603.1	337.0	94.9	86.8	698.0	423.8

Segment operating profit/(loss)	(246.5)	(25.6)	61.1	70.9	(185.4)	45.3

Segment Adjusted EBITDA	62.7	(20.9)	103.8	117.2	166.5	96.3

Other segment information:
Investment in associate	209.0	235.0	—	—	209.0	235.0
Depreciation and amortisation	32.1	42.2	32.7	33.4	64.8	75.6
Capital expenditures	37.8	39.8	15.4	8.9	53.2	48.7
Share-based compensation expense	23.8	24.6	7.9	7.2	31.7	31.8
Intangible asset impairment charges	5.9	30.6	—	—	5.9	30.6
Property, plant and equipment impairment charges	11.0	56.2	—	—	11.0	56.2

Reconciliation of segment results to net loss:

	BioNeurology		EDT		Total

	2010	2009	2010	2009	2010	2009
	$m	$m	$m	$m	$m	$m

Segment Adjusted EBITDA	62.7	(20.9)	103.8	117.2	166.5	96.3
Depreciation and amortisation	(32.1)	(42.2)	(32.7)	(33.4)	(64.8)	(75.6)
Amortised fees	0.2	0.2	0.2	—	0.4	0.2
Share-based compensation expense(1)	(22.8)	(24.1)	(7.9)	(7.2)	(30.7)	(31.3)
Settlement provision charge	(206.3)	—	—	—	(206.3)	—
Net gain on divestment of business	0.3	118.0	—	—	0.3	118.0
Other charges	(48.5)	(74.6)	(2.3)	(5.7)	(50.8)	(80.3)
Gain on legal settlement	—	18.0	—	—	—	18.0

Segment operating profit/(loss)	(246.5)	(25.6)	61.1	70.9	(185.4)	45.3
Net interest and investment gains and losses					135.8	162.3
Income tax expense					1.4	45.3

Net loss					(322.6)	(162.3)

(1)	Share-based compensation expense excludes share-based compensation included in other charges of $1.0 million in 2010 (2009: $1.7 million), and a share-based compensation credit of $Nil in 2010 (2009: $1.2 million credit) included in the net gain on divestment of business.

Elan Corporation, plc 2010 Annual Report	123

Segment revenue:

For an analysis of revenue by segment, please refer to Note 4.

Goodwill:

	2010	2009
	$m	$m

BioNeurology	—	—
EDT	45.2	45.2

Total goodwill	45.2	45.2

Segment total assets:

	2010	2009
	$m	$m

BioNeurology assets	1,549.2	1,865.8
EDT assets	449.9	455.5

Total assets	1,999.1	2,321.3

Entity-wide disclosures

For fiscal years 2010 and 2009 our revenue is presented below by geographical area. Similarly, total assets, property, plant and equipment, and goodwill and intangible assets are presented below on a geographical basis at 31 December 2010 and 2009.

Revenue by region (by destination of customers):

	2010	2009
	$m	$m

Region:
Country of domicile – Ireland	56.0	65.8
United States	495.8	498.9
Rest of world	290.9	256.2

Total revenue	842.7	820.9

Segment non-current assets by region at 31 December 2010 were as follows:

		Goodwill			Total
	Property,	and Other		Other Non-	Segment
	Plant &	Intangible	Investment	Current	Non-current
	Equipment	Assets	in Associate	Assets	Assets(1)
	$m	$m	$m	$m	$m

Region:
Country of domicile – Ireland	171.0	148.0	209.0	5.7	533.7
United States	116.5	61.4	—	18.4	196.3
Rest of world	—	16.3	—	—	16.3

Total assets	287.5	225.7	209.0	24.1	746.3

(1)	Segment non-current assets exclude financial instruments, DTAs and pension assets.

124	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Segment non-current assets by region at 31 December 2009 were as follows:

		Goodwill			Total
	Property,	and Other		Other	Segment
	Plant &	Intangible	Investment in	Non-current	Non-current
	Equipment	Assets	Associate	Assets	Assets(1)
	$m	$m	$m	$m	$m

Region:
Country of domicile – Ireland	176.7	165.9	235.0	4.2	581.8
United States	116.1	79.3	—	7.3	202.7
Rest of world	—	18.1	—	—	18.1

Total assets	292.8	263.3	235.0	11.5	802.6

(1)	Segment non-current assets exclude financial instruments, DTAs and pension assets.

Major customers

In 2010, AmerisourceBergen Corporation accounted for 73% (2009: 66%) of our total revenue. No other customer or collaborator accounted for more than 10% of our total revenue in 2010 and 2009.

6.	Settlement Provision Charge

In December 2010, we finalised the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004.

Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. We held $203.7 million in an escrow account at 31 December 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million provision charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

7.	Net Gain on Divestment of Business

The net gain on divestment of business of $0.3 million recorded in 2010 is comprised of a $1.0 million gain related to the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI; and a $0.7 million loss on the divestment of our Prialt assets and rights to Azur in May 2010.

The net loss on divestment of our Prialt assets and rights of $0.7 million is comprised of total consideration of $14.6 million less the net book value of Prialt assets and transaction costs. Total consideration comprises cash proceeds received in 2010 of $5.0 million and the present value of deferred non-contingent consideration of $9.6 million. We are also entitled to receive additional performance-related milestones and royalties.

The net gains of $1.0 million and $118.0 million recorded in 2010 and 2009, respectively, related to the 2009 divestment of substantially all of Elan’s assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer) to Janssen AI. These gains were calculated based upon the estimated fair value of the assets sold of $235.0 million, less their carrying value and transaction costs. Our equity interest in Janssen AI has been recorded as an investment in associate on the Consolidated Balance Sheet, and was initially recorded at its estimated fair value of $235.0 million.

Elan Corporation, plc 2010 Annual Report	125

The net gain on divestment of the AIP business in 2009 amounted to $118.0 million and was calculated as follows:

2009
$m

Investment in Janssen AI(1)	235.0
Intangible assets	(58.7)
Biologics and fill-finish impairment(2)	(41.2)
Transaction costs	(16.8)
Share-based compensation	1.2
Other	(1.5)

Net gain on divestment of business	118.0

(1)	The investment in Janssen AI was recorded at the estimated fair value of $235.0 million as of the date of the transaction.

(2)	As a result of the disposal of the AIP business, we re-evaluated the longer term biologics manufacturing and fill-finish requirements, and consequently recorded a non-cash asset impairment charge related to these activities of $41.2 million.

For additional information relating to our equity investment in Janssen AI, refer to Note 11. For additional information relating to our related party transactions with Janssen AI, refer to Note 35.

8.	Gain on Legal Settlement

The gain on legal settlement of $18.0 million in 2009 primarily related to an agreement with Watson Pharmaceuticals Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan (naproxen sodium controlled-release). As part of the settlement, Watson stipulated that our patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed our patent.

9.	Other Charges

The principal items classified as other charges include severance, restructuring and other costs, facilities and other asset impairment charges, legal settlements and intangible asset impairment charges. We believe that disclosure of significant other charges is meaningful because it provides additional information when analysing certain items.

Included within cost of sales, selling, general and administrative (SG&A) expenses and R&D expenses were total other charges of $50.8 million for 2010 and $80.3 million for 2009 consisting of the following:

2010

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(a) Severance, restructuring and other costs	2.5	6.7	10.4	19.6
(b) Facilities and other asset impairment charges	—	5.3	11.4	16.7
(c) Legal settlement	—	12.5	—	12.5
(d) Intangible asset impairment charges	—	—	2.0	2.0

Total other net charges	2.5	24.5	23.8	50.8

2009

	Cost of Sales	SG&A	R&D	Total
	$m	$m	$m	$m

(d) Intangible asset impairment charges	—	30.6	—	30.6
(a) Severance, restructuring and other costs	9.0	9.9	10.1	29.0
(b) Facilities and other asset impairment charges	13.8	2.3	—	16.1
(c) Legal settlement	—	4.6	—	4.6

Total other net charges	22.8	47.4	10.1	80.3

126	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

(a)	Severance, restructuring and other costs

During 2010 and 2009, we incurred severance and restructuring charges of $19.6 million and $29.0 million, respectively, principally associated with a realignment and restructuring of the R&D organisation within our BioNeurology business, and reduction of related support activities.

(b)	Facilities and other asset impairment charges

During 2010, we incurred facilities and other asset impairment charges of $16.7 million, which includes asset impairment charges of $11.0 million and lease charges of $5.7 million relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

During 2009, we incurred facilities and other asset impairment charges of $16.1 million, principally comprised of an asset impairment charge of $15.4 million associated with the postponement of our biologics manufacturing activities in the first half of the year. In addition, following the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics manufacturing requirements and the remaining carrying amount of these assets was written off. This impairment charge was recorded as part of the net gain on divestment of business recorded in 2009. For additional information on the net gain on divestment of business, refer to Note 7.

(c)	Legal settlements and awards

During 2010, we reached an agreement in principle with the direct purchaser class plaintiffs with respect to nifedipine. As part of the settlement, we agreed to pay $12.5 million in settlement of all claims associated with the litigation. On 31 January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

Following a settlement in late 2007 with the indirect purchaser class of the nifedipine antitrust litigation, in December 2009, we entered into a separate settlement agreement with the individual direct purchasers, resulting in a dismissal of this second segment of the litigation and the payment of a legal settlement amount of $4.6 million.

(d)	Intangible asset impairment charges

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the License Agreement with PharmatrophiX. This charge is offset by a credit of $3.0 million associated with a deferred payment under the agreement.

During 2009, we recorded a non-cash impairment charge of $30.6 million relating to the Prialt intangible asset. Prialt was launched in the United States in 2005. Revenues from this product did not meet expectations and, consequently, we revised our sales forecast for Prialt and reduced the carrying value of the intangible asset to $14.6 million as at 31 December 2009.

During 2010, we divested our Prialt assets and rights to Azur and recorded a net loss of $0.7 million on this divestment. For additional information on the divestment of our Prialt assets and rights, refer to Note 7 to the Consolidated Financial Statements.

Elan Corporation, plc 2010 Annual Report	127

10.	Net Interest and Investment Gains and Losses

	2010	2009
	$m	$m

Interest expense (including amortisation of deferred financing costs):
Interest on 8.75% Notes issued October 2009	56.9	14.1
Interest on 8.875% Notes	42.2	42.5
Interest on Floating Rate Notes due 2011	10.2	16.0
Interest on 8.75% Notes issued August 2010	7.1	—
Interest on Floating Rate Notes due 2013	5.5	8.1
Interest on 7.75% Notes	—	55.2

Total debt interest expense	121.9	135.9
Net foreign exchange losses	—	3.0
Other financial losses	0.2	0.9

Interest expense	122.1	139.8

Interest income:
Interest income	(1.2)	(1.1)
Net foreign exchange gains	(1.3)	—
Other financial gains	—	(0.2)

Interest income	(2.5)	(1.3)

Investment (gains)/losses:
Gains on disposal of investments	(12.8)	(1.2)
Derivative fair value gains	(1.2)	(0.3)
Other	1.2	0.9

Investment gains	(12.8)	(0.6)

Net loss on investment in associate (refer to Note 11)	26.0	—
Net charge on debt retirement	3.0	24.4

Net interest and investment gains and losses	135.8	162.3

Investment Gains and Losses

The $12.8 million investment gain in 2010 includes a gain of $7.9 million recorded directly in the Consolidated Income Statement related to a recovery realised on a previously impaired investment in auction rate securities (ARS) and gains on disposal of investment securities of $4.9 million.

The $1.2 million gain on disposal of investments in 2009 is related to a gain on the redemption of our holding in a fund that had been reclassified from cash-equivalents to investments in 2008 due to dislocations in the capital markets. We fully redeemed our remaining holding in this fund in 2009.

We did not record any impairment charges in relation to investment securities during 2010 or 2009.

At 31 December 2010, we had, at face value, $11.4 million (2009: $11.4 million) of principal invested in ARS, held at a carrying amount of $0.2 million (2009: $0.4 million), which represents interests in collateralised debt obligations with long-term maturities through 2043 supported by U.S. residential mortgages, including sub-prime mortgages. As described above, during 2010 we recorded a gain of $7.9 million related to a recovery realised on the ARS. Since our initial investment of $11.4 million was made in July 2007, we have received a total of $9.0 million in cash (interest and realised recovery) up to 31 December 2010. At 31 December 2010, the estimated fair value of the ARS was $0.2 million (2009: $0.4 million). While interest continues to be paid by the issuers of the ARS, due to the significant and prolonged decline in the fair value of the ARS below their carrying amount, we concluded that these securities were impaired and have recorded cumulative impairment charges of $11.0 million. We did not record an impairment charge relating to the ARS in 2010 or 2009.

128	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The framework used for measuring the fair value of our investment securities, including the ARS, is described in Note 30.

For additional information on our available-for-sale investments, please refer to Note 19.

Net Charge on Debt Retirement

In September 2010, we redeemed the $300.0 million in aggregate principal amount of the senior floating rate notes due 15 November 2011 (Floating Rate Notes due 2011).

Under the terms of our debt covenants, we were required to apply some of the proceeds received from the 17 September 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, in August 2010, we offered to purchase up to $186.0 million in aggregate principal amount of the 8.875% senior fixed rate notes due 1 December 2013 (8.875% Notes) and the senior floating rate notes due 1 December 2013 (Floating Rate Notes due 2013) in accordance with the terms of indenture governing these notes at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on 30 September 2010 and holders of $15.5 million in aggregate principal amount of the 8.875% Notes and holders of $139.5 million in aggregate principal amount of the Floating Rate Notes due 2013 tendered their notes.

In 2010, we recorded a net charge on debt retirement of $3.0 million on the redemption of the Floating Rate Notes due 2011 and the partial redemption of the 8.875% Notes and the Floating Rate Notes due 2013, relating to the write-off of unamortised deferred financing costs associated with these notes.

In December 2009, we redeemed the $850.0 million in aggregate principal amount of the 7.75% senior fixed rate notes due 15 November 2011 (7.75% Notes).We recorded a net charge on debt retirement of the 7.75% Notes of $24.4 million, comprised of an early redemption premium of $16.4 million, a write off of unamortised deferred financing costs of $6.7 million and transaction costs of $1.3 million.

For additional information related to our debt, please refer to Note 24.

11.	Investment in Associate

In September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of $500.0 million will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the $500.0 million has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the AIP collaboration. Johnson & Johnson has also committed to fund up to an initial $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. Our equity interest in Janssen AI is recorded as an investment in associate on the Consolidated Balance Sheet at 31 December 2010, at a carrying value of $209.0 million (2009: $235.0 million). The carrying value is comprised of our proportionate 49.9% share of Janssen’s AIP assets (2010: $117.3 million; 2009: $117.3 million) and our proportionate 49.9% interest in the Johnson & Johnson contingent funding commitment (2010: $91.7 million; 2009: $117.7 million).

Our proportionate interest in the Johnson & Johnson contingent funding commitment was remeasured as at 31 December 2010 and 2009 to reflect changes in the probability that the cash will be spent and thereby give rise to the expected cash flows under the commitment, and to reflect the time value of money. As at 31 December 2010, the range of assumed

Elan Corporation, plc 2010 Annual Report	129

probabilities applied to the expected cash flows was 95%-43% (2009: 95%-30%). The range of discount rates applied remained at 1%-1.5% (2009: 1%-1.5%), which was also the range used for initial recognition. The remeasurement of our proportionate interest in the Johnson & Johnson contingent funding commitment as at 31 December 2010 resulted in an increase in the carrying value of our investment in associate of $59.9 million (2009: $24.6 million). The following table sets forth the computation of the net loss on investment in associate for the years ended 31 December:

	2010	2009
	$m	$m

Net loss reported by Janssen AI	172.1	49.2

Elan’s 49.9% proportionate interest of Janssen AI’s reported net loss	85.9	24.6
Remeasurement of Elan’s 49.9% proportionate interest in Johnson & Johnson funding commitment	(59.9)	(24.6)

Net loss on investment in associate reported in the Consolidated Income Statement	26.0	—

As at 31 December 2010, the carrying value of our Janssen AI investment of $209.0 million (2009: $235.0 million) is approximately $270 million (2009: $330 million) below our share of the book value of the net assets of Janssen AI. This difference principally relates to the lower estimated value of Janssen AI’s AIP assets when the investment was initially recorded, as well as the probability adjustment factor that we have incorporated into the carrying value of our 49.9% interest in the Johnson & Johnson contingent funding commitment. In relation to the AIP assets, in the event that an AIP product reaches market, our proportionate share of Janssen AI’s results will be adjusted over the estimated remaining useful lives of those assets to recognise the difference in the carrying values. In relation to the Johnson & Johnson contingent funding commitment, the difference in the carrying values is adjusted through the remeasurement of our proportionate interest at each reporting date, as described above. In general, the difference in the carrying values is expected to decrease in future periods as time progresses.

As at 31 December 2010, the remaining balance of the initial $500.0 million funding commitment was $272.0 million (2009: $451.0 million).

Summarised financial information of Janssen AI is presented below. The balance sheet amounts are presented as at 31 December of each year. The income statement amounts are for the year to 31 December 2010 and for the period from 17 September 2009 (the date we acquired the equity interest in Janssen AI) to 31 December 2009.

	2010	2009
	$m	$m

Current assets	321.2	492.9
Non-current assets	684.7	684.2
Current liabilities	43.6	44.3
R&D expenses for the period	137.4	39.0
Net loss for the period	172.1	49.2

130	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

12.	Loss Before Tax

The loss before tax has been arrived at after charging the following items:

	2010	2009
	$m	$m

Auditor’s remuneration:
Audit services(1)	1.1	1.4
Other assurance services(2)	0.7	1.2
Tax advisory services(3)	0.3	0.7

	2.1	3.3

The following fees were payable to other KPMG firms outside of Ireland:
Audit services	0.2	0.2
Tax advisory services	0.3	0.1

Total fees	2.6	3.6

Directors’ emoluments:
Share-based compensation expense	5.5	4.6
Fees	1.2	1.2
Other emoluments and benefits in kind	3.1	3.2
Pension contributions	0.1	0.1
Payments to retired directors	0.1	—

Total directors’ emoluments	10.0	9.1

Amortisation of intangible and other assets	29.9	41.1
Grant amortisation	—	0.1
Depreciation of property, plant and equipment	34.9	34.5
Gain on disposal of property, plant and equipment	(0.1)	—
Impairment of property, plant and equipment	11.0	56.2
Impairment of intangible assets	5.9	30.6

Operating lease rentals:
Premises	27.3	23.3
Plant and equipment	0.6	0.5
Sublease income	2.3	0.6

(1)	Audit services include audit of our Consolidated Financial Statements. In 2010, $0.1 million (2009: $0.1 million) of audit services fees relates to the Parent Company.

(2)	Other assurance services are for assurance and related services that are traditionally performed by the independent auditor, including comfort letters, statutory audits, interim reviews, due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice and tax planning. This category includes fees related to preparation and review of tax returns.

For additional information regarding directors’ shareholdings, share options and compensation, please refer to the Report of the Leadership, Development and Compensation Committee (LDCC) on pages 81 to 90 which forms part of the Directors’ Report.

Elan Corporation, plc 2010 Annual Report	131

13.	Income Tax

The components of the income tax expense/(benefit) for the years ended 31 December were as follows:

	2010	2009
	$m	$m

Current year expense	2.0	7.4

Deferred tax expense/(benefit) — origination and reversal of temporary differences	(0.6)	37.9

Total income tax expense in income statement	1.4	45.3

The 2010 income tax expense of $1.4 million reflects state taxes, Irish income derived from qualifying patents, other taxes in jurisdictions in which we operate, foreign withholding tax and a net deferred tax credit of $0.6 million.

The income tax expense of $45.3 million for 2009 reflects federal alternative minimum tax (AMT), state taxes, Irish income derived from qualifying patents, other taxes in jurisdictions in which we operate, foreign withholding tax and a deferred tax expense of $37.9 million.

The net deferred tax credit of $0.6 million for 2010 relates to the net origination of temporary differences. In 2009, a deferred tax expense of $37.9 million was recorded to reflect the utilisation of DTAs to shelter taxable income in the United States.

A reconciliation of the expected tax expense computed by applying the standard Irish tax rate to loss before tax to the actual tax expense is as follows:

	2010	2009
	$m	$m

Loss before tax	(321.2)	(117.0)
Irish standard tax rate	12.5%	12.5%
Taxes at the Irish standard rate	(40.2)	(14.6)
Irish income at rates other than the standard rate	(0.6)	0.5
Foreign income at rates other than the Irish standard rate	(68.7)	(1.1)
Losses creating no income tax benefit	46.7	72.1
Zonegran settlement(1)	59.2	—
Non-deductible expenses	3.4	(8.2)
R&D tax credit	(2.3)	(3.0)
Other	3.9	(0.4)

Income tax expense on loss	1.4	45.3

(1)	$169.2 million of the $206.3 million settlement provision charge related to the Zonegran global settlement resolving all U.S. federal and related state Medicaid claims will not be deductible for tax purposes, thus creating a $59.2 million difference in the 2010 tax rate reconciliation.

132	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Our net deferred taxation asset at 31 December was as follows:

	2010	2009
	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(4.4)	(7.6)

Total deferred taxation liabilities	(4.4)	(7.6)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	140.4	166.4
Deferred interest	3.2	—
Net operating losses	35.2	21.0
Share-based compensation – net operating losses	157.5	159.4
Share-based compensation – outstanding awards	4.8	4.9

Total deferred taxation assets	341.1	351.7

Net deferred taxation asset	336.7	344.1

The movement in temporary differences during the year were as follows:

	Balance			Balance
	1 January	Recognised in	Recognised	31 December
	2010	Profit or Loss	in Equity	2010
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(7.6)	3.2	—	(4.4)

Total deferred taxation liabilities	(7.6)	3.2	—	(4.4)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	166.4	(26.0)	—	140.4
Deferred interest	—	3.2	—	3.2
Net operating losses	21.0	14.2	—	35.2
Share-based compensation–net operating losses	159.4	6.0	(7.9)	157.5
Share-based compensation–outstanding awards	4.9	—	(0.1)	4.8

Total deferred taxation asset	351.7	(2.6)	(8.0)	341.1

Net deferred taxation asset	344.1	0.6	(8.0)	336.7

Elan Corporation, plc 2010 Annual Report	133

	Balance			Balance
	1 January	Recognised in	Recognised	31 December
	2009	Profit or Loss	in Equity	2009
	$m	$m	$m	$m

Deferred taxation liabilities:
Property, plant and equipment	(7.1)	(0.5)	—	(7.6)

Total deferred taxation liabilities	(7.1)	(0.5)	—	(7.6)

Deferred taxation assets:
Reserves/provisions, tax credits and capitalised items	157.8	8.6	—	166.4
Deferred interest	26.0	(26.0)	—	—
Net operating losses	50.0	(29.0)	—	21.0
Share-based compensation–net operating losses	158.1	9.0	(7.7)	159.4
Share-based compensation–outstanding awards	3.8	—	1.1	4.9

Total deferred taxation asset	395.7	(37.4)	(6.6)	351.7

Net deferred taxation asset	388.6	(37.9)	(6.6)	344.1

The following DTAs have not been recognised in the balance sheet as it is not probable that the assets will be realised in the future:

	2010	2009
	$m	$m

Net operating losses	399.2	383.8
Tax credits	5.5	6.4
Reserves/provision and capitalised items	12.8	13.7
Deferred interest	212.2	182.4
Other	3.3	—

Total	633.0	586.3

The gross amount of unused tax loss carryforwards with their expiry dates is as follows:

				Rest
		U.S.	U.S.	of
	Ireland	State	Federal	World	Total
	2010	2010	2010	2010	2010
	$m	$m	$m	$m	$m

One year	—	—	—	8.7	8.7
Two years	—	2.3	—	6.6	8.9
Three years	—	—	—	5.5	5.5
Four years	—	—	—	—	—
Five years	—	41.7	—	—	41.7
More than five years	3,155.5	178.4	517.1	1.5	3,852.5

Total	3,155.5	222.4	517.1	22.3	3,917.3

134	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

		U.S.	U.S.	Rest of
	Ireland	State	Federal	World	Total
	2009	2009	2009	2009	2009
	$m	$m	$m	$m	$m

One year	—	—	—	—	—
Two years	—	—	—	9.3	9.3
Three years	—	2.3	—	6.6	8.9
Four years	—	—	—	5.5	5.5
Five years	—	—	—	—	—
More than five years	3,021.3	173.3	487.6	1.5	3,683.7

Total	3,021.3	175.6	487.6	22.9	3,707.4

At 31 December 2010, certain of our Irish subsidiaries had net operating loss (NOL) carryovers for income tax purposes of approximately $3,155.5 million. These can be carried forward indefinitely but are limited to the same trade/trades.

At 31 December 2010, certain U.S. subsidiaries had NOL carryovers for federal income tax purposes of approximately $517.1 million and for state income tax purposes of approximately $222.4 million. These NOLs include share option deductions. The federal NOLs expire from 2021 to 2030. The state NOLs expire from 2012 to 2030. In addition, at 31 December 2010, certain U.S. subsidiaries had federal research and orphan drug credit carryovers of $52.3 million and AMT credits of $4.3 million. The $38.2 million of research credit will expire from 2012 through 2030 and $14.1 million of orphan drug credits will expire from 2011 through 2020. The AMT credits will not expire. Certain U.S. subsidiaries also had state credit carryovers of $42.4 million, which mostly can be carried to subsequent tax years indefinitely. We may have had “changes in ownership” as described in the U.S. Internal Revenue Code (IRC) Section 382 in 2010. Consequently, utilisation of federal and state NOLs and credits may be subject to certain annual limitations.

The remaining NOL carryovers of $22.3 million have arisen in The Netherlands and are subject to time limits and other local rules.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,708.9 million at 31 December 2010. Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

Our tax balance at 31 December was as follows:

	2010	2009
	$m	$m

Income tax prepayments	(3.1)	(3.0)
Income tax payable-non-current	14.2	12.6
Income tax payable-current	—	1.0

Total	11.1	10.6

14.	Net Loss Per Share

Basic loss per share is computed by dividing the net loss for the period attributable to ordinary shareholders by the weighted-average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period, by the weighted-average number of Ordinary Shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive shares, including share options and RSUs.

Elan Corporation, plc 2010 Annual Report	135

The following table sets forth the computation for basic and diluted net loss per share for the years ended 31 December:

	2010	2009

Numerator (amounts in $m):
Basic and diluted net loss	(322.6)	(162.3)
Denominator (amounts in millions):
Denominator for basic and diluted-weighted-average number of Ordinary Shares outstanding	584.9	506.8

Basic and diluted earnings per share:
Basic and diluted net loss per share	$(0.55)	$(0.32)

For the years ended 31 December 2010 and 2009, there were no differences in the weighted-average number of Ordinary Shares used for basic and diluted net loss per Ordinary Share as the effect of all potentially dilutive Ordinary Shares outstanding was anti-dilutive. As at 31 December 2010, there were 22.9 million (2009: 21.3 million) share options and RSUs outstanding that could potentially have a dilutive impact in the future but were anti-dilutive in 2010 and 2009.

15.	Payroll and Related Benefits

The aggregate payroll costs of employees were as follows:

	2010	2009
	$m	$m

Wages and salaries	152.2	178.4
Social security costs	11.3	13.8
Pension costs of defined contribution plans	4.5	5.0
Share-based compensation	31.7	31.8
Charge in respect of defined benefit plans	3.7	4.6

Total payroll costs	203.4	233.6

The average number of employees was as follows:

	2010	2009

R&D	477	537
Manufacturing	499	569
Sales	52	108
Administration	245	270

Average number of persons employed	1,273	1,484

At 31 December 2010, we had 1,219 employees (2009: 1,321 employees) worldwide.

16.	Pension and Other Employee Benefit Plans

Pensions

(i)	Defined benefit schemes

We fund the pensions of certain employees based in Ireland through two defined benefit plans. These plans were closed to new entrants from 31 March 2009 and a defined contribution plan was established for employees in Ireland hired after this date.

In general, on retirement, eligible employees in the staff scheme are entitled to a pension calculated at 1/60th (1/52nd for the executive scheme) of their final salary for each year of service, subject to a maximum of 40 years (35 years in the executive scheme). These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a qualified professional actuary. The investments of the plans at 31 December 2010 consisted of units held in independently administered funds.

136	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The principal actuarial assumptions used for the purpose of the actuarial valuations were as follows:

	31 December	31 December
	2010	2009

Discount rate	4.7%	5.0%
Return on plan assets	6.2%	7.1%
Inflation rate	2.1%	2.3%
Pension increases in payment (where applicable)(1)	2.1%	2.3%
Future salary increases	3.5%	3.6%

(1)	Pension increases in payment are in line with inflation (capped at 5%) for certain members and nil for other members.

The discount rate of 4.7% at 31 December 2010 was determined by reference to yields on high-quality fixed-income investments, having regard to the duration of the plans’ liabilities. The average duration of both defined benefit plans is greater than 20 years. Since no significant market exists for high-quality fixed income investments in Ireland and, following the crisis in the credit markets, the number of AA-rated corporate bonds with long durations is limited, the assumed discount rate of 4.7% per annum at 31 December 2010, was determined based on a yield curve derived by reference to government bonds with an added corporate bond spread derived from the Merrill Lynch 10+ AA corporate bond index.

As at 31 December 2010, the expected long-term rate of return on assets of 6.2% (2009: 7.1%) was calculated based on the assumptions of the following returns for each asset class:

	31 December	31 December
	2010	2009

Equities	7.3%	8.0%
Property	6.3%	7.0%
Bonds	3.8%	4.3%
Cash	2.1%	2.3%
Absolute return fund	5.5%	5.6%

As at 31 December 2010, the assumed return on equities has been derived as the assumed return on bonds plus an assumed equity risk premium of 3.5% (2009: 3.8%).

As at 31 December 2010, the expected return on property has been chosen by allowing for a property risk premium of 2.5% (2009: 2.8%) above the expected return on bonds.

The expected government bond returns are set equal to the yield on the government bonds of appropriate duration as at the date of measurement.

The investment in an absolute return fund aims to provide an absolute return with a lower volatility than the target returns.

In Ireland, post-retirement mortality rates are calculated using 62% of the mortality rates of the PNML00 mortality tables for males and 70% of the mortality rates of the PNFL00 mortality tables for females. To make an allowance for expected future increases in average life expectancy, plan benefit obligations for each plan member are increased by 0.39% per annum to retirement age. This approach to post-retirement mortality is used in the standard transfer value basis set out in Actuarial Standard of Practice ASP Pen-2, issued by the Society of Actuaries in Ireland.

The average life expectancy in years of a current pensioner retiring at the age of 65:

	2010	2009

Females	23.3	23.2
Males	21.6	21.5

The average life expectancy in years of a pensioner retiring at the age of 65 in 10 years:

	2010	2009

Females	24.3	24.1
Males	22.5	22.4

Elan Corporation, plc 2010 Annual Report	137

The average life expectancy in years of a pensioner retiring at the age of 65 in 20 years:

	2010	2009

Females	25.2	25.1
Males	23.4	23.2

The amount recognised in the Consolidated Balance Sheet in respect of our defined benefit plans is as follows:

	2010	2009
	$m	$m

Present value of benefit obligations	(97.3)	(87.5)
Fair value of plan assets	77.4	71.3

Present value of unfunded status	(19.9)	(16.2)
Unamortised net actuarial losses	30.4	28.1

Net asset	10.5	11.9

Amounts recognised in the Consolidated Income Statement in respect of our defined benefit plans:

	2010	2009
	$m	$m

Service cost	3.2	3.1
Interest cost	4.2	3.7
Expected return on plan assets	(4.9)	(3.5)
Amortisation of net actuarial loss	1.2	1.3

Net periodic pension costs	3.7	4.6

Changes in the present value of the defined benefit obligations of the plans are as follows:

	2010	2009
	$m	$m

Projected benefit obligation at 1 January	87.5	64.3
Service cost	3.2	3.1
Interest cost	4.2	3.7
Plan participants’ contributions	1.7	2.2
Actuarial loss	7.8	14.5
Benefits paid and other disbursements	(1.3)	(1.8)
Foreign currency exchange rate changes	(5.8)	1.5

Projected benefit obligation at 31 December	97.3	87.5

Changes in the fair value of the plans’ assets are as follows:

	2010	2009
	$m	$m

Fair value of the plan assets at 1 January	71.3	50.9
Expected return on plan assets	4.9	3.5
Actuarial gain on plan assets	2.5	11.9
Employer contribution	3.0	3.4
Plan participants’ contributions	1.7	2.2
Benefits paid and other disbursements	(1.4)	(1.8)
Foreign currency exchange rate changes	(4.6)	1.2

Fair value of plan assets at 31 December	77.4	71.3

138	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The fair value of the plans’ assets at 31 December is analysed as follows:

	2010	2009
	$m	$m

Equities	46.6	51.2
Bonds	16.0	12.8
Property	0.7	0.8
Absolute return fund	14.1	6.5

Total fair value of plan assets	77.4	71.3

The plans’ assets do not include any of our own financial instruments, nor any property occupied by, or other assets used by us.

A portion of the assets are allocated to low-risk investments, which are expected to move in a manner consistent with that of the liabilities. The balances of the assets are allocated to performance-seeking investments designed to provide returns in excess of the growth in liabilities over the long term. The key risks relating to the plan assets are as follows:

•	Interest rate risk – the risk that changes in interest rates result in a change in value of the liabilities not reflected in the changes in the asset values. This risk is managed by allocating a portion of the trusts’ assets to assets that are expected to behave in a manner similar to the liabilities.

•	Inflation risk – the risk that the inflation-linked liabilities of salary growth and pension increases increase at a faster rate than the assets held. This risk is managed by allocating a portion of the plans’ to investments with returns that are expected to exceed inflation.

•	Market risk – the risk that the return from assets is not sufficient to meet liabilities. This risk is managed by monitoring the performance of the assets and requesting regular valuations of the liabilities. A professionally qualified actuary performs regular valuations of the plans and the progress of the assets is examined against the plans’ funding target. Further, the assets of the plans are invested in a range of asset classes in order to limit exposure to any particular asset class or security.

•	Manager risk – the risk that the chosen manager does not meet its investment objectives, or deviates from its intended risk profile. This risk is managed by regularly monitoring the managers responsible for the investment of the assets relative to the agreed objectives and risk profile.

•	Cash flow risk – the risk that the cash flow needs of the plan requires a disinvestment of assets at an inopportune time. As part of the asset allocation strategy, the proportion of assets held by the plans in liability matching assets will explicitly consider the cash flows expected to arise in the near term.

The history of the plans for the current and prior periods is as follows:

	2010	2009	2008	2007	2006
	$m	$m	$m	$m	$m

Present value of the defined benefit obligation	(97.3)	(87.5)	(64.3)	(67.7)	(69.9)
Fair value of plan assets	77.4	71.3	50.9	76.5	66.7

Overfunded/(unfunded) status	(19.9)	(16.2)	(13.4)	8.8	(3.2)

Experience adjustments on plan assets	2.5	11.9	(33.0)	(6.3)	4.1

Experience adjustments on plan liabilities	1.8	3.7	(1.4)	(1.8)	0.8

We expect to contribute approximately $2.3 million to our defined benefit plans in 2011.

Elan Corporation, plc 2010 Annual Report	139

At 31 December 2010, the impact of certain changes in the principal assumptions on the projected benefit obligation, service cost and net periodic pension cost is as follows:

	Increase/(decrease)	Increase/(decrease)	Increase/(decrease)
	in Projected Benefit	in Service	in Net Periodic
	Obligation	Cost	Pension Cost
	$m	$m	$m

Increase of 0.25% in discount rate	(6.8)	(0.3)	(0.8)
Decrease of 0.25% in discount rate	7.4	0.4	0.8
Increase of 0.25% in salary and inflation rates	7.0	0.4	1.0
Decrease of 0.25% in salary and inflation rates	(6.5)	(0.4)	(1.0)
Increase of one year in life expectancy	2.6	0.1	0.3
Decrease of one year in life expectancy	(2.6)	(0.1)	(0.3)
Increase of 0.25% in pension increase assumption	2.4	0.1	0.3
Decrease of 0.25% in pension increase assumption	(2.4)	(0.1)	(0.3)

(ii)	Defined contribution schemes

We operate a number of defined contribution retirement plans. The costs of these plans are charged to the income statement in the period they are incurred. In 2010, total expense related to the defined contribution plans was $4.5 million (2009: $5.0 million).

Employee Savings and Retirement Plan 401(k)

We maintain a 401(k) retirement savings plan for our employees based in the United States. Participants in the 401(k) plan may contribute up to 80% of their annual compensation (prior to 1 January 2010, participants could contribute up to a maximum of 100% of their annual compensation), limited by the maximum amount allowed by the IRC. We match 3% of each participating employee’s annual compensation on a quarterly basis and may contribute additional discretionary matching up to another 3% of the employee’s annual qualified compensation. Our matching contributions are vested immediately. In 2010, we recorded $4.0 million (2009: $4.7 million) of expense in connection with the matching contributions under the 401(k) plan.

Irish Defined Contribution Plan

On 1 April 2009, we introduced a defined contribution plan for employees based in Ireland who joined the Company on or after that date. Under the plan, we will match up to 15% of each participating employee’s annual eligible income on a monthly basis. For 2010, we recorded $0.5 million (2009: $0.1 million) of expense in connection with the matching contributions under the Irish defined contribution plan.

140	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

17.	Goodwill and Other Intangible Assets

	Patents,
	Licences &	Acquired
	Other	IPR&D	Goodwill	Total
	$m	$m	$m	$m

Cost:
At 1 January 2009	1,032.6	357.9	45.2	1,435.7
Additions	3.0	5.0	—	8.0
Disposals	(130.1)	(1.0)	—	(131.1)

At 31 December 2009	905.5	361.9	45.2	1,312.6

Additions	3.4	9.0	—	12.4
Impairment	—	(5.0)	—	(5.0)
Disposals	(517.0)	(267.9)	—	(784.9)

At 31 December 2010	391.9	98.0	45.2	535.1

Accumulated amortisation:
At 1 January 2009	(752.6)	(297.0)	—	(1,049.6)
Amortised in year	(37.2)	(3.9)	—	(41.1)
Impairment	(30.6)	—	—	(30.6)
Disposals	72.0	—	—	72.0

At 31 December 2009	(748.4)	(300.9)	—	(1,049.3)

Amortised in year	(26.0)	(3.9)	—	(29.9)
Impairment	(0.9)	—	—	(0.9)
Disposals	502.8	267.9	—	770.7

At 31 December 2010	(272.5)	(36.9)	—	(309.4)

Net book value: 31 December 2010	119.4	61.1	45.2	225.7
Net book value: 31 December 2009	157.1	61.0	45.2	263.3

At 31 December the components of the carrying value of patents, licences and acquired IPR&D, which have remaining useful lives between 1 and 10 years, were as follows:

	2010	2009
	$m	$m

Tysabri	125.9	140.3
Prialt	—	14.6
Verelan	—	8.3
Other intangible assets	54.6	54.9

Total patents, licences and acquired IPR&D	180.5	218.1

In December 2010, we modified our Collaboration Agreement with Transition Therapeutics, Inc. (Transition) and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million, which has been capitalised in acquired IPR&D. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone payment that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement. As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with

Elan Corporation, plc 2010 Annual Report	141

tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on level of sales.

On 4 March 2010, we entered into a definitive agreement to divest our Prialt assets and rights to Azur. This transaction subsequently closed on 5 May 2010. As part of the Prialt divestment, we disposed of patents, licences and other intangible assets with a net book value of $14.0 million (cost of $93.5 million less accumulated amortisation of $79.5 million) and acquired IPR&D with a net book value of $Nil (cost of $260.9 million less accumulated amortisation of $260.9 million). For additional information relating to the net loss on Prialt divestment, please refer to Note 7. Other disposals during 2010 include the write-off of the fully amortised Maxipime and Azactam intangible assets as we ceased distribution of both products in 2010 (comprised of cost of $409.0 million net of accumulated amortisation of $409.0 million).

During 2010, we recorded an impairment charge of $5.0 million associated with the termination of the Licence Agreement with PharmatrophiX and a charge of $0.9 million in respect of computer software which will no longer be utilised.

In December 2009, we recorded an impairment charge of $30.6 million relating to the Prialt intangible asset to reduce the carrying value of this intangible asset to $14.6 million. We determined the recoverable amount of the Prialt intangible asset using the value-in-use approach based on the present value of expected cash flows using the most recent revenue and cost projections and a pre-tax discount rate of 10%. Prialt was launched in the United States in 2005.

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of the assets and rights related to our AIP collaboration with Wyeth (which has been acquired by Pfizer). As part of this transaction, we disposed of patents, licences and intellectual property related to the AIP with a net book value of $58.7 million. For additional information on this transaction, refer to Note 7.

We have acquired and have entered into collaboration agreements with companies engaged in R&D activities as we expect the intellectual property created through those companies’ R&D processes to result in a future earnings stream. Acquired IPR&D represents a portion of the acquisition purchase price or collaboration licence fee that we attribute to the value of the R&D activity undertaken by those companies prior to the acquisition or collaboration, as applicable. It is not a payment for R&D activity but rather for the value created through previous R&D activity. Acquired IPR&D is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which we expect to derive economic benefits. The useful economic life of acquired IPR&D generally commences upon the generation of product revenue from the acquired IPR&D. Pharmaceutical products cannot be marketed until the successful completion of R&D and the receipt of regulatory approval to market.

The amortisation charge for total intangible assets is recognised in the following line items in the Consolidated Income Statement:

	2010	2009
	$m	$m

Cost of sales	20.3	21.2
Selling, general and administrative expenses	6.6	13.0
Research and development expenses	3.0	6.9

Total	29.9	41.1

Impairment test for goodwill

The entire goodwill balance of $45.2 million at 31 December 2010 arose in our NanoSystems business and so the goodwill has been allocated to this cash generating unit for impairment testing. The recoverable amount used in the goodwill impairment testing for the NanoSystems business is based on value-in-use calculations. The cash flow projections used are based on the most recent business plans that include our latest estimates on revenue growth and new business generation for the NanoSystems business, assuming a constant rate of growth in operating expenses. We have also assessed R&D risk, commercial risk, our expected sales and marketing support, our allocation of resources, the impact of competition, including generic competition, the impact of any reorganisation or change of business focus, the level of third-party interest in our intangible assets and market conditions in estimating the projected cash flows. A terminal value is applied to the year five cash flows, which is consistent with the approach adopted in the prior year. A pre-tax

142	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

discount rate of 10% (2009: 10%) has been used in discounting the projected cash flows. A sensitivity analysis was performed using a discount rate of 15% and resulted in an excess of recoverable amount over the carrying value of NanoSystems cash generating unit. Management believes that any reasonably possible change in any of the key assumptions would not cause the carrying value of goodwill to exceed the recoverable amount.

18.	Property, Plant and Equipment

	Land &	Plant &
	Buildings	Equipment	Total
	$m	$m	$m

Cost:
At 1 January 2009	325.4	311.8	637.2
Additions	28.7	12.0	40.7
Disposals	(1.1)	(19.3)	(20.4)

At 31 December 2009	353.0	304.5	657.5

Additions	24.3	16.5	40.8
Disposals	(1.4)	(1.1)	(2.5)

At 31 December 2010	375.9	319.9	695.8

Accumulated depreciation:
At 1 January 2009	(84.0)	(201.4)	(285.4)
Charged in year	(12.4)	(22.1)	(34.5)
Impairment	(46.7)	(9.5)	(56.2)
Disposals	—	11.4	11.4

At 31 December 2009	(143.1)	(221.6)	(364.7)

Charged in year	(13.4)	(21.5)	(34.9)
Impairment	(10.7)	(0.3)	(11.0)
Disposals	—	2.3	2.3

At 31 December 2010	(167.2)	(241.1)	(408.3)

Net book value: 31 December 2010	208.7	78.8	287.5

Net book value: 31 December 2009	209.9	82.9	292.8

In 2010, we recorded an asset impairment charge of $11.0 million in the Consolidated Income Statement, relating to a consolidation of facilities in South San Francisco as a direct result of the realignment of the BioNeurology business.

In the first half of 2009, we recorded an asset impairment charge of $15.0 million in the Consolidated Income Statement, principally associated with the postponement of our biologics manufacturing activities. Subsequently, as a result of the disposal of the AIP business in September 2009, we re-evaluated the longer term biologics and fill-finish manufacturing requirements and we recorded a non-cash impairment charge of $41.2 million, within the net gain on divestment of business in the Consolidated Income Statement, related to our biologics manufacturing and fill-finish assets. The assets relating to biologics manufacturing were written off in full. The remaining carrying amount of the fill-finish assets at 31 December 2010 is $4.9 million (2009: $5.7 million). For additional information on asset impairment charges, refer to Note 9. For additional information on the net gain on divestment of business, refer to Note 7.

Included in the net book value of property, plant and equipment is $164.7 million (2009: $168.1 million) relating to our manufacturing and fill-finish assets in Athlone, Ireland.

The net book value of assets acquired under finance leases at 31 December 2010 amounted to $1.5 million (2009: $2.9 million), which includes $71.8 million of accumulated depreciation (2009: $70.4 million). Depreciation expense for these assets for the year amounted to $1.4 million (2009: $2.1 million).

Elan Corporation, plc 2010 Annual Report	143

The depreciation charge for property, plant and equipment recognised in the following line items in the income statement:

	2010	2009
	$m	$m

Cost of sales	16.4	18.0
Selling, general and administrative expenses	9.6	8.1
Research and development expenses	8.9	8.4

Total	34.9	34.5

19.	Available-for-Sale Investments

Non-current available-for-sale investments include the following:

	2010	2009
	$m	$m

Unquoted equity securities	8.7	9.1
Debt securities—non-current	0.2	0.4

Available-for-sale investments—non-current	8.9	9.5

At 31 December 2010 and 2009, the non-current available-for-sale debt securities balance consisted of an investment in ARS, which had a fair market value of $0.2 million (2009: $0.4 million), including a loss of $0.1 million (2009: $0.1 million gain) previously recorded in equity. The collateralised debt obligations underlying the ARS have various contractual maturity dates through 2043. For additional information on the ARS, please refer to Note 10.

Non-current unquoted equity securities are comprised of the fair value of investments in small privately held biotechnology companies.

Current investments include the following:

	2010	2009
	$m	$m

Available-for-sale investments—current	2.0	6.7
Derivatives	—	0.4

Total	2.0	7.1

At 31 December 2010 and 2009, current available-for-sale securities consisted of equity investments in emerging pharmaceutical and biotechnology companies. The fair value of these securities was $2.0 million at 31 December 2010 (2009: $6.7 million).

Movements on available-for-sale investments in equity were as follows:

	2010	2009
	$m	$m

Net gain recorded in other comprehensive income	—	3.0
Net gain transferred from other comprehensive income to the income statement	(4.2)	—

Total	(4.2)	3.0

144	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

20.	Other Assets

Our other assets at 31 December consisted of the following:

	2010	2009
	$m	$m

Other non-current assets:
Pension assets	10.5	11.9
Deferred consideration	10.2	—
Other non-current assets	13.9	11.5

Total other non-current assets	34.6	23.4

	2010	2009
	$m	$m

Other current assets:
Prepayments	11.6	11.3
Janssen AI receivable	0.2	13.4
Other receivables	3.6	4.3

Total other current assets	15.4	29.0

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI and the receivable balance of $0.2 million at 31 December 2010 (2009: $13.4 million) is in respect of these services. These transition services ceased in December 2010. For additional information, please refer to Note 35.

21.	Inventory

Our product inventory at 31 December consisted of the following:

	2010	2009
	$m	$m

Raw materials	10.0	10.9
Work-in-process	6.0	8.1
Finished goods	23.0	34.5

Total inventory	39.0	53.5

The replacement cost of inventory does not differ materially from its carrying value. The decrease in the inventory balance is principally due to a reduction in EDT finished goods inventory and the discontinuation of Maxipime in 2010. The expense recognised in respect of write-downs of inventory was $4.9 million (2009: $5.8 million).

22.	Accounts Receivable

Our accounts receivable at 31 December consisted of the following:

	2010	2009
	$m	$m

Accounts receivable	192.0	192.8
Less amounts provided for doubtful accounts	(0.4)	(0.4)

Accounts receivable, net	191.6	192.4

At 31 December 2010, our accounts receivable balance included an amount owed to us by Janssen AI of $Nil (2009: $7.7 million). The amount owed to us at 31 December 2009 related to the AIP. Janssen AI assumed our activities under the AIP collaboration as part of the AIP business disposal in September 2009.

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Our provision for doubtful debts activity was as follows:

	2010	2009
	$m	$m

Provision for doubtful debts:
Balance at 1 January	(0.4)	(0.9)
Income statement charge	(0.4)	(0.7)
Amounts utilised	0.4	1.2

Balance at 31 December	(0.4)	(0.4)

The following customer or collaborator account for more than 10% of our accounts receivable at 31 December 2010 and 2009:

	2010	2009

AmerisourceBergen Corp.	44%	36%
Biogen Idec	25%	26%

No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either 31 December 2010 or 2009.

At 31 December, 2010, trade receivables of $0.6 million (2009: $3.4 million) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2010	2009
	$m	$m

Up to 3 months	0.6	3.4

At 31 December 2010, trade receivables of $0.4 million (2009: $0.4 million) were impaired and provided for.

23.	Restricted Cash

At 31 December 2010, we had total restricted cash (current and non-current) of $223.1 million (2009: $31.7 million), of which $203.7 million relates to amounts placed in an escrow account to cover the Zonegran settlement amount, with the balance pledged to secure certain letters of credit. For additional information on the Zonegran settlement, refer to Note 6.

24.	Long-Term Debt

Our long-term debt is carried at amortised cost and consisted of the following at 31 December:

	Original	2010	2009
	Maturity	$m	$m

8.875% Notes	December 2013	445.1	459.1
Floating Rate Notes due 2013	December 2013	10.4	148.1
8.75% Notes issued October 2009	October 2016	605.9	603.5
8.75% Notes issued August 2010	October 2016	187.7	—
Floating Rate Notes due 2011 (redeemed in full in 2010)	November 2011	—	297.9

Total long-term debt		1,249.1	1,508.6

8.875% Notes

In November 2006, we completed the offering and sale of $465.0 million in aggregate principal amount of 8.875% Notes, issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.875% Notes. Under the terms of our debt covenants, we were required to apply some of the proceeds received from the 17 September 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, on 30 August 2010, we issued an offer to purchase up to $186.0 million in aggregate principal amount of Floating Rate

146	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Notes due 2013 and the 8.875% Notes in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on 30 September 2010 and we received tenders in respect of $15.5 million in principal amount of the 8.875% Notes and recorded a debt retirement charge of $0.2 million. From 1 December 2010, we may redeem the remaining 8.875% Notes, in whole or in part, at an initial redemption price of 104.438% of their principal amount, which decreases to par over time, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2010 amounted to $42.2 million (2009: $42.5 million). At 31 December 2010, interest accrued was $3.2 million (2009: $3.3 million).

The outstanding principal amount of the 8.875% Notes was $449.5 million at 31 December 2010 (2009: $465.0 million), and has been recorded net of unamortised financing costs of $4.4 million (2009: $5.9 million).

Floating Rate Notes due 2013

In November 2006, we also completed the offering and sale of $150.0 million in aggregate principal amount of Floating Rate Notes due 2013, also issued by Elan Finance plc. The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to the three-month London Interbank Offer Rate (LIBOR) plus 4.125%. Elan Corporation, plc and certain of our subsidiaries have guaranteed the Floating Rate Notes due 2013. As described above, we issued an offer to purchase up to $186.0 million in aggregate principal amount of Floating Rate Notes due 2013 and the 8.875% Notes in accordance with the terms of the indenture governing these notes. The offer closed on 30 September 2010 and we received tenders in respect of $139.5 million in principal amount of the Floating Rate Notes due 2013 and recorded a debt retirement charge of $1.4 million. From 1 December 2010, we may redeem the Floating Rate Notes due 2013, in whole or in part, at par, plus accrued and unpaid interest.

Interest is paid in cash quarterly. Interest charged and finance costs amortised in the year ending 31 December 2010 amounted to $5.5 million (2009: $8.1 million). At 31 December 2010, interest accrued was $Nil (2009: $0.6 million).

The outstanding principal amount of the Floating Rate Notes due 2013 was $10.5 million at 31 December 2010 (2009: $150.0 million), and has been recorded net of unamortised financing costs of $0.1 million (2009: $1.9 million).

8.75% Notes issued October 2009

In October 2009, we completed the offering and sale of $625.0 million in aggregate principal amount of 8.75% senior fixed rate notes due 15 October 2016 (8.75% Notes issued October 2009), issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.75% Notes issued October 2009. At any time prior to 15 October 2012, we may redeem the 8.75% Notes issued October 2009, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. We may redeem the 8.75% Notes issued October 2009, in whole or in part, beginning on 15 October 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 3 January 2011 and on or prior to 15 October 2012, we may redeem up to 35% of the 8.75% Notes issued October 2009, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2010 amounted to $56.9 million (2009: $14.1 million). At 31 December 2010, interest accrued was $11.4 million (2009: $13.5 million).

The outstanding principal amount of the 8.75% Notes issued October 2009 was $625.0 million at 31 December 2010 (2009: $625.0 million), and has been recorded net of unamortised financing costs of $19.1 million (2009: $21.5 million).

8.75% Notes issued August 2010

In August 2010, we completed the offering and sale of $200.0 million in aggregate principal amount of 8.75% senior notes due 15 October 2016 (8.75% Notes issued August 2010), issued by Elan Finance plc. Elan Corporation, plc and certain of our subsidiaries have guaranteed the 8.75% Notes issued August 2010. At any time prior to 15 October 2012,

Elan Corporation, plc 2010 Annual Report	147

we may redeem the 8.75% Notes issued August 2010, in whole, but not in part, at a price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. We may redeem the 8.75% Notes issued August 2010, in whole or in part, beginning on 15 October 2012 at an initial redemption price of 108.75% of their principal amount, which decreases to par over time, plus accrued and unpaid interest. In addition, at any time after 30 November 2011 and on or prior to 15 October 2012, we may redeem up to 35% of the 8.75% Notes issued August 2010, using the proceeds of certain equity offerings at a redemption price of 108.75% of the principal, plus accrued and unpaid interest.

Interest is paid in cash semi-annually. Interest charged and finance costs amortised in the year ending 31 December 2010 amounted to $7.1 million (2009: $Nil). At 31 December 2010, interest accrued was $3.7 million (2009: $Nil).

The outstanding principal amount of the 8.75% Notes issued August 2010 was $200.0 million at 31 December 2010 (2009: $Nil), and has been recorded net of unamortised financing costs of $12.3 million (2009: $Nil).

Floating Rate Notes due 2011

In November 2004, we completed the offering and sale of $300.0 million in aggregate principal amount of Floating Rate Notes due 2011, issued by Elan Finance plc. The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to the three-month LIBOR plus 4.0%, except the first interest payment, which bore interest at a rate equal to the six-month LIBOR plus 4.0%. Elan Corporation, plc and certain of our subsidiaries guaranteed the Floating Rate Notes due 2011. During 2010, we redeemed the $300.0 million in aggregate principal amount of the Floating Rate Notes due 2011 and recorded a net charge on debt retirement of $1.4 million relating to a write-off of unamortised deferred financing costs.

Covenants

The agreements governing some of our outstanding long-term indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratios, however, they do restrict within certain limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into certain transactions with related parties;

•	Enter into certain types of investment transactions;

•	Engage in certain asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our Ordinary Shares; and

•	Consolidate, merge with, or sell substantially all our assets to another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable and may result in a default under our other indebtedness subject to cross acceleration provisions.

25.	Accrued and Other Liabilities

Our accrued and other liabilities at 31 December consisted of the following:

	2010	2009
	$m	$m

Non-current liabilities:
Deferred rent	18.8	20.7
Other liabilities	21.3	14.5

Non-current liabilities	40.1	35.2

148	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

	2010	2009
	$m	$m

Current liabilities:
Accrued royalties payable	63.3	55.6
Payroll and related taxes	40.9	39.4
Accrued rebates	22.6	11.4
Sales and marketing accruals	22.0	16.7
Accrued interest	18.3	19.0
Clinical trial accruals	13.8	15.6
Restructuring accrual (see below)	12.9	4.1
Transition payment	9.0	—
Deferred rent	3.5	5.4
Other accruals	29.2	29.3

Current liabilities	235.5	196.5

Restructuring Accrual

The following summarises activities related to the restructuring accrual:

Total
$m

Balance at 1 January 2009	10.9
Restructuring and other charges	30.3
Reversal of prior year accrual	(0.6)
Cash payments	(34.8)
Non-cash movements	(1.7)

Balance at 31 December 2009	4.1

Restructuring and other charges	19.4
Reversal of prior year accrual	(0.5)
Cash payments	(9.1)
Non-cash movements	(1.0)

Balance at 31 December 2010	12.9

During 2010, we incurred severance, restructuring and other costs of $19.6 million (2009: $29.0 million) arising principally from restructuring activities. The severance and restructuring accruals held at 31 December 2010 are expected to be utilised within 12 months. For additional information, refer to Note 9.

26.	Provisions

At 31 December 2010, we had a provisions balance of $207.0 million (2009: $0.6 million), which includes a $206.3 million settlement provision relating to the Zonegran settlement, interest and related costs. Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. For further information, please refer to Notes 6 and 34.

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27.	Share Capital

Authorised Share Capital	No. of Ordinary Shares

At 31 December 2010 and 2009:
Ordinary Shares (par value 5 euro cent)	670,000,000
Executive Shares (par value 1.25 euro) (Executive Shares)	1,000
“B” Executive Shares (par value 5 euro cent) (“B” Executive Shares)	25,000

	At 31 December 2010			At 31 December 2009

		Percentage			Percentage
		of Total			of Total
Issued and Fully Paid Share Capital	Number	Share Capital	$000s	Number	Share Capital	$000s

Ordinary Shares	585,201,576	100%	35,850	583,901,211	100%	35,758
Executive Shares	1,000	—	2	1,000	—	2
“B” Executive Shares	21,375	—	2	21,375	—	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any of our meetings, or the right to be paid a dividend out of our profits, except for such dividends as the directors may from time to time determine.

The “B” Executive Shares confer on the holders thereof the same voting rights as the holders of Ordinary Shares. The “B” Executive Shares do not confer on the holders thereof the right to be paid a dividend out of our profits except for such dividends as the directors may from time to time determine.

In September 2009, Johnson & Johnson, through its subsidiary Janssen Pharmaceutical, invested $885.0 million in cash in exchange for 107,396,285 newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of our outstanding Ordinary Shares at the time of the transaction. Issue expenses of $17.0 million were incurred as part of the equity offering.

28.	Share-based Compensation

We grant equity awards from the Long Term Incentive Plan (2006 LTIP), which provides for the issuance of share options, RSUs and other equity awards. Our equity award programme is a long-term retention programme that is intended to attract, retain and motivate employees, directors and consultants of Elan and our affiliates, and to align the interests of these parties with those of our shareholders. We consider our equity award programme critical to our operation and productivity. Equity awards are settled through the issuance of new shares.

In May 2008, our shareholders approved an amendment to the 2006 LTIP that provides for an additional 18,000,000 shares to be made available for issuance under the 2006 LTIP. As at 31 December 2010, there were 11,662,210 shares available for issuance under the 2006 LTIP (2009: 15,766,838 shares).

Share Options

Share options are granted at the price equal to the market value at the date of grant and will expire on a date not later than 10 years after their grant. Options generally vest between one and four years from the grant date.

The following table summarises the number of options outstanding as at 31 December (in thousands):

	Outstanding

	2010	2009

1996 Plan	4,231	4,564
1998 Plan	472	511
1999 Plan	4,073	5,414
2006 LTIP	9,432	7,732

Total	18,208	18,221

150	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

We had also granted stock options as part of past acquisition transactions. As at 31 December 2010, all of the remaining options outstanding in relation to the Dura Pharmaceuticals Inc. acquisition had expired (2009: 6,169 outstanding).

The total employee and non-employee share options outstanding and exercisable are summarised as follows:

	No. of Options
	(In thousands)	WAEP(1)

Outstanding at 31 December 2008	19,236	$18.00
Exercised	(225)	4.16
Granted	2,693	7.57
Forfeited	(872)	15.75
Expired	(2,605)	26.18

Outstanding at 31 December 2009	18,227	$15.57
Exercised	(163)	2.54
Granted	2,422	6.74
Forfeited	(440)	9.28
Expired	(1,838)	30.71

Outstanding at 31 December 2010	18,208	$13.14
Exercisable at 31 December 2010	12,556	$14.74

(1)	Weighted-average exercise price.

The weighted-average share price at the date of exercise for share options exercised during the year was $6.52 (2009: $7.27).

At 31 December 2010, the range of exercise prices and weighted-average remaining contractual life of outstanding and exercisable options were as follows:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
		Average			Average
	Options	Remaining		Options	Remaining
	Outstanding	Contractual Life	WAEP	Outstanding	Contractual Life	WAEP

	(In thousands)	(In years)		(In thousands)	(In years)

$1.93-$10.00	9,038	6.1	$6.29	4,541	3.6	$5.43
$10.01-$25.00	6,843	5.2	14.72	6,137	5.0	14.75
$25.01-$40.00	1,583	6.1	26.21	1,134	5.7	26.15
$40.01-$58.60	744	0.4	54.00	744	0.4	54.00

$1.93-$58.60	18,208	5.6	$13.14	12,556	4.3	$14.74

Equity-settled share-based payments made to employees have been recognised in the financial statements based on the fair value of the awards measured at the date of grant. Equity-settled share-based payments made to non-employees have been recognised in the financial statements based on the fair value of the awards measured when services are rendered.

The fair value of share options is calculated using a binomial option-pricing model and the fair value of options issued under our EEPPs is calculated using the Black-Scholes option-pricing model, taking into account the relevant terms and conditions. The binomial option-pricing model is used to estimate the fair value of our share options because it better reflects the possibility of exercise before the end of the options’ life. The binomial option-pricing model also integrates possible variations in model inputs, such as risk-free interest rates and other inputs, which may change over the life of the options. Options issued under our EEPPs have relatively short contractual lives, or must be exercised within a short period of time after the vesting date, and the input factors identified above do not apply. Therefore, the Black-Scholes option-pricing model produces a fair value that is substantially the same as a more complex binomial option-pricing model for our EEPPs. The amount recognised as an expense is adjusted each period to reflect actual and estimated future levels of vesting.

Elan Corporation, plc 2010 Annual Report	151

We use the implied volatility for traded options on our shares with remaining maturities of at least one year to determine the expected volatility assumption required in the binomial model. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee share options. The dividend yield assumption is based on the history and expectation of dividend payouts.

Service conditions are included in assumptions about the number of equity awards that are expected to vest. The total expense is recognised over the vesting period, which is the period over which the service conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of equity awards that are expected to vest based on the service conditions. We recognise the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

The estimated weighted-average grant date fair value of individual options granted during 2010 and 2009 was $3.73 and $5.27, respectively. The fair value of options was estimated using the binomial option-pricing model with the following weighted-average assumptions:

	2010	2009

Risk-free interest rate	2.04%	1.55%
Expected volatility	65.4%	92.0%
Expected dividend yield	—	—
Expected life(1)	—	—

(1)	The expected lives of options granted in 2010, as derived from the output of the binomial model, ranged from 4.8 years to 7.5 years (2009: 4.5 years to 7.3 years). The contractual life of the options, which is not later than 10 years from the date of grant, is used as an input into the binomial model.

Restricted Stock Units

The RSUs generally vest between one and three years from the date of grant and shares are issued to RSU holders as soon as practicable following vesting. The fair value of services received in return for the RSUs is measured by reference to the fair value of the underlying shares at grant date, for directors and employees, and as services are rendered for non-employees.

The non-vested RSUs are summarised as follows:

		Weighted Average
	No. of RSUs	Grant Date
	(In thousands)	Fair Value

Non-vested at 31 December 2008	2,901	$19.94
Granted	1,724	7.75
Vested	(1,033)	18.49
Forfeited	(572)	16.86

Non-vested at 31 December 2009	3,020	$14.06
Granted	2,957	6.87
Vested	(781)	17.81
Forfeited	(554)	9.65

Non-vested at 31 December 2010	4,642	$9.38

Employee Equity Purchase Plans

We operate an EEPP for eligible employees based in the United States (the U.S. Purchase Plan). The U.S. Purchase Plan is a qualified plan under Sections 421 and 423 of the IRC and allows eligible employees to purchase common stock at 85% of the lower of the fair market value at the beginning of the offering period or the fair market value on the last trading day of the offering period. Purchases are limited to $25,000 (fair market value) per calendar year; 2,000 shares per six-month offering period (changed from 1,000 shares per three-month offering period, beginning 1 January 2010); and subject to certain IRC restrictions.

152	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

In total, 3,000,000 shares have been made available for issuance under the Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004 (the Sharesave Plans) and the U.S. Purchase Plan combined. In 2010, 470,412 (2009: 528,411) shares were issued under the U.S. Purchase Plan and no shares were issued under the Sharesave Plans (2009: Nil). No options are currently outstanding under the Sharesave Plans. As at 31 December 2010, 381,392 shares (2009: 851,804 shares) were available for future issuance under the EEPPs.

The weighted-average fair value of options granted under the U.S. Purchase Plan during 2010 was $1.84 (2009: $2.07). The estimated fair values of these options were charged to expense over the respective six-month offering periods. The estimated fair values of options granted under the U.S. Purchase Plan in the years ended 31 December were calculated using the following inputs into the Black-Scholes option-pricing model:

	2010	2009

Weighted-average share price	$5.61	$6.57
Weighted-average exercise price	$4.77	$5.58
Expected volatility(1)	63.9%	84.6%
Expected life	6 months	3 months
Expected dividend yield	—	—
Risk-free interest rate	0.21%	0.15%

(1)	The expected volatility was determined based on the implied volatility of traded options on our shares.

Share-Based Compensation Expense

As part of the transaction on 17 September 2009, under which Janssen AI acquired substantially all of our assets and rights related to the AIP and we received a 49.9% equity interest in Janssen AI, a number of Elan employees transferred employment to Janssen AI. The outstanding equity awards held by the transferred employees as at 17 September 2009 were modified such that the transfer would not trigger the termination provisions of the awards. The impact of the modification for all applicable outstanding awards amounted to a net credit of $1.2 million, which was included in the net gain on the divestment of business in the 2009 Consolidated Income Statement. The net credit was primarily due to the change in status of the award holders from employees to non-employees and the resulting change in measurement date.

In addition, as part of the transaction described above, we continue to grant annual equity and equity-based compensation awards under the 2006 LTIP (and any successor or replacement or additional plan) to each transferred employee. Beginning in 2010, these awards shall be granted at the same time as such awards are granted to Elan employees; on terms and conditions, including vesting, that are no less favourable than those granted to similarly situated Elan employees; and with a grant date fair value that is equal to similarly situated Elan employees who received the same performance rating from Elan as the transferred employees received from Janssen AI. The total amount of expense in 2010 relating to equity-settled share-based awards held by former Elan employees that transferred to Janssen AI was $0.4 million (2009: less than $0.1 million). This expense has been recognised in the R&D expense line item in the Consolidated Income Statement.

The total net expense of $31.7 million (2009: $31.8 million) relating to equity-settled share-based compensation, calculated in accordance with IFRS 2 has been recognised in the following line items in the Consolidated Income Statement:

	2010	2009
	$m	$m

Cost of sales	1.6	2.2
Selling, general and administrative expenses	17.5	17.1
Research and development expenses	12.6	13.7
Net gain on divestment of business	—	(1.2)

Total	31.7	31.8

Elan Corporation, plc 2010 Annual Report	153

Share-based compensation arose under the following awards:

	2010	2009
	$m	$m

RSUs	17.2	13.6
Stock options	13.6	17.1
Employee equity purchase plans	0.9	1.1

Total	31.7	31.8

29.	Retained Loss

Retained loss at 31 December consisted of the following:

	2010	2009
	$m	$m

Holding company	(4,306.6)	(4,269.8)
Subsidiary undertakings	(2,253.0)	(1,994.1)
Goodwill written-off	(574.3)	(574.3)

Retained loss	(7,133.9)	(6,838.2)

30.	Financial Risk Management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to changes in foreign currency exchange rates and interest rates, as well as the creditworthiness of our counterparties.

We manage our financial risk exposures through the use of derivative financial instruments, where appropriate. A derivative is a financial instrument whose value changes in response to a change in some underlying variable that has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a later date. We do not enter into derivatives for trading or speculative purposes. All derivative contracts entered into are in liquid markets with credit-approved parties. The treasury function operates within strict terms of reference that have been approved by our board of directors. We had entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars on various dates during 2010. These forward contracts expired on various dates throughout 2010 and there were no forward contracts outstanding as at 31 December 2010. The quantitative data shown in the first table in Note 30(d) are not unrepresentative of our foreign exchange exposure during the years ended 31 December 2010 and 2009.

a  Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arms-length transaction between informed and willing parties, other than in a forced or liquidation sale. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted prices used for financial assets held by us is the current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. We make assumptions for valuation methodologies that are based on market conditions existing at each balance sheet date. Quoted market prices are used for long-term debt. The contractual amounts payable less impairment provision of trade receivables and payables are assumed to approximate their fair values.

154	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The carrying value and fair value of financial assets by category were as follows:

		Fair Value
	Available-	Through		Total
	for-	Income	Loans and	Carrying
	Sale	Statement	Receivables	Value	Fair Value
	$m	$m	$m	$m	$m

At 31 December 2010:
Cash and cash equivalents	—	—	422.5	422.5	422.5
Restricted cash	—	—	223.1	223.1	223.1
Available-for-sale investments	10.9	—	—	10.9	10.9
Accounts receivable	—	—	191.6	191.6	191.6
Other receivables and non-current assets(1)	—	—	23.3	23.3	23.3

Total financial assets at 31 December 2010	10.9	—	860.5	871.4	871.4

At 31 December 2009:
Cash and cash equivalents	—	—	836.5	836.5	836.5
Restricted cash	—	—	31.7	31.7	31.7
Available-for-sale investments	16.2	—	—	16.2	16.2
Accounts receivable	—	—	192.4	192.4	192.4
Derivatives	—	0.4	—	0.4	0.4
Other receivables and non-current assets(1)	—	—	24.8	24.8	24.8

Total financial assets at 31 December 2009	16.2	0.4	1,085.4	1,102.0	1,102.0

(1)	Excludes maintenance spare parts of $4.4 million (2009: $4.2 million), pension asset of $10.5 million (2009: $11.9 million) and other non-financial assets of $11.8 million in 2010 (2009: $11.5 million).

The carrying value and fair value of our financial liabilities, which are all held at amortised cost, were as follows:

	Carrying Value	Fair Value
	$m	$m

At 31 December 2010:
8.875% Notes	445.1	458.5	(1)
Floating Rate Notes due 2013	10.4	10.5	(1)
8.75% Notes issued October 2009	605.9	624.2	(1)
8.75% Notes issued August 2010	187.7	193.4	(1)
Accounts payable	39.2	39.2
Accrued and other financial liabilities(2)	212.3	212.3

Total financial liabilities at 31 December 2010	1,500.6	1,538.1

At 31 December 2009:
Floating Rate Notes due 2011	297.9	281.6	(1)
8.875% Notes	459.1	460.9	(1)
Floating Rate Notes due 2013	148.1	127.3	(1)
8.75% Notes	603.5	594.5	(1)
Accounts payable	52.4	52.4
Accrued and other financial liabilities(2)	190.7	190.7

Total financial liabilities at 31 December 2009	1,751.7	1,707.4

(1)	The fair values of our debt instruments were based on unadjusted quoted prices.

(2)	Excludes total deferred rent of $22.3 million (2009: $26.1 million) and total other non-financial liabilities of $41.0 million (2009: $14.9 million).

Elan Corporation, plc 2010 Annual Report	155

We disclose our financial instruments that are measured in the balance sheet at fair value using the following fair value hierarchy for valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2010:

	Quoted
	Prices in	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs	2010
	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m

Available-for-sale investments	2.0	—	8.9	10.9

Total	2.0	—	8.9	10.9

The following table sets forth our assets that are measured at fair value on the balance sheet as at 31 December 2009:

	Quoted
	Prices in	Other
	Active	Observable	Unobservable
	Markets	Inputs	Inputs	2009
	Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m

Available-for-sale investments	6.7	—	9.5	16.2
Derivatives	—	—	0.4	0.4

Total	6.7	—	9.9	16.6

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2010:

	Auction		Unquoted
	Rate		Equity
	Securities	Warrants	Securities	Total
	$m	$m	$m	$m

At 1 January 2010	0.4	0.4	9.1	9.9
Additions	—	—	0.9	0.9
Gains recognised in income statement	—	1.2	—	1.2
Net losses transferred to equity	(0.2)	—	(1.3)	(1.5)
Disposals	—	(1.6)	—	(1.6)

At 31 December 2010	0.2	—	8.7	8.9

156	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

The following table sets forth the changes in Level 3 instruments for the year ended 31 December 2009:

		Auction		Unquoted
		Rate		Equity
	Fund	Securities	Warrants	Securities	Total
	$m	$m	$m	$m	$m

At 1 January 2009	27.7	0.4	0.1	9.5	37.7
Additions	—	—	—	0.6	0.6
Gains recognised in income statement	1.2	—	0.3	—	1.5
Net losses transferred to equity	—	—	—	(1.0)	(1.0)
Redemptions	(28.9)	—	—	—	(28.9)

At 31 December 2009	—	0.4	0.4	9.1	9.9

We have employed a number of valuation methodologies to estimate the fair value of our Level 3 instruments. These include the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flows. The impact of all reasonably possible changes to the significant inputs into each of these valuation methodologies does not have a significant impact on the fair value.

We did not hold any liabilities that are measured at fair value on the balance sheet at 31 December 2010 (2009: $Nil).

b Interest Rate Risk

Interest Rate Risk on Financial Liabilities

Our long-term debt is primarily at fixed rates, except for the $10.5 million of Floating Rate Notes due 2013 issued in November 2006. Interest rate changes affect the amount of interest on our variable rate debt.

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2010:

	2013	2016	Total
	$m	$m	$m

Aggregate principal amount of fixed rate debt(1)	449.5	825.0	1,274.5
Average interest rate	8.875%	8.75%	8.79%
Aggregate principal amount of variable rate debt(2)	10.5	—	10.5
Average interest rate(3)	4.43%	—	4.43%

Total aggregate principal amount of debt	460.0	825.0	1,285.0
Weighted-average interest rate	8.77%	8.75%	8.76%

(1)	Represents 99.2% of all outstanding debt.

(2)	Represents 0.8% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month LIBOR plus plus 4.125%. To calculate the estimated future average interest rates on the variable rate debt, we used LIBOR at 31 December 2010.

The following table summarises the maturities and market risks associated with our interest-bearing financial liabilities outstanding at 31 December 2009:

	2011	2013	2016	Total
	$m	$m	$m	$m

Aggregate principal amount of fixed rate debt(1)	—	465.0	625.0	1,090.0
Average interest rate	—	8.875%	8.75%	8.80%
Aggregate principal amount of variable rate debt(2)	300.0	150.0	—	450.0
Average interest rate(3)	4.25%	4.38%	—	4.29%

Total aggregate principal amount of debt	300.0	615.0	625.0	1,540.0
Weighted-average interest rate	4.25%	7.78%	8.75%	7.49%

(1)	Represents 70.8% of all outstanding debt.

(2)	Represents 29.2% of all outstanding debt.

(3)	The variable rate debt bears interest at a rate of three-month LIBOR plus 4.0% (Floating Rate Notes due 2011) and LIBOR plus 4.125% (Floating Rate Notes due 2013). To calculate the estimated future average interest rates on the variable rate debt, we used LIBOR at 31 December 2009.

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The cash flow interest rate risk exposure arising on our variable rate debt is partially offset by the variable interest rates on our cash and liquid resources, which are linked to similar short-term benchmarks as our variable rate debt.

Interest Rate Risk on Investments

Our liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate changes affect the returns on our investment funds. Our exposure to interest rate risk on liquid funds is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, we can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

The interest rate risk profile of our investments at 31 December was as follows:

	2010	2010	2010	2010
	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	422.5	—	422.5
Restricted cash—current(1)	—	208.2	—	208.2
Restricted cash—non-current	—	14.9	—	14.9
Available-for-sale investments—current	—	—	2.0	2.0
Available-for-sale investments—non-current	—	0.2	8.7	8.9

(1)	Includes $203.7 million held in an escrow account in relation to the Zonegran settlement.

	2009	2009	2009	2009
	Fixed	Floating	No Interest	Total
	$m	$m	$m	$m

Cash and cash equivalents	—	836.5	—	836.5
Restricted cash—current	—	16.8	—	16.8
Restricted cash—non-current	—	14.9	—	14.9
Available-for-sale investments—current	—	—	7.1	7.1
Available-for-sale investments—non-current	—	0.4	9.1	9.5

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, LIBOR or bank rates dependent on principal amounts on deposit.

A 10% increase in market rates of interest relating to our investments and variable rate debt would have decreased the net loss by less than $0.2 million in 2010 (2009: $0.1 million). A 10% decrease in market rates of interest would have had the equal but opposite effect on the net loss in 2010 and 2009.

c Credit Risk

Our treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet, as shown in the table in Note 30(a).

At 31 December 2010, our cash and cash equivalents balance was $422.5 million (2009: $836.5 million). We transact with a variety of high credit quality financial institutions for the purpose of placing deposits. We actively monitor our credit exposure to ensure compliance with the counterparty risk limits of the treasury policy approved by the Audit Committee of the board. As at 31 December 2010, $189.4 million (2009: $402.0 million) of the cash and cash equivalents balance is invested in U.S. Treasuries funds and we consider the associated sovereign risk to be remote. In addition, as at 31 December 2010, we hold $208.5 million (2009: $420.5 million) on deposit with banks and financial institutions with minimum independent credit ratings of “A”. These deposits have maturities of one month or less. Our restricted cash balances are all on deposit with banks and financial institutions with minimum independent credit ratings of “A”.

158	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

For customers, we have a credit policy in place that involves credit evaluation and ongoing account monitoring.

At the balance sheet date, we have a significant concentration of credit risk given that our main customer and collaborator, Amerisource Bergen and Biogen Idec account for 69% of our accounts receivable balance at 31 December 2010 (2009: 62%). However, we do not believe our credit risk in relation to this customer and collaborator is significant, as they each have an investment grade credit rating. No other customer or collaborator accounted for more than 10% of our accounts receivable balance at either 31 December 2010 or 2009.

The maximum exposure to credit risk for accounts receivable at 31 December by geographic region was as follows:

	2010	2009
	$m	$m

United States	165.4	154.1
Ireland	16.0	25.1
Rest of world	10.2	13.2

Total	191.6	192.4

At 31 December 2010, $0.6 million (2009: $3.4 million) of our total accounts receivable balance was past due but not impaired. The majority of this balance at 31 December 2010 was received in January 2011. At 31 December 2010, we had provisions for doubtful debts of $0.4 million (2009: $0.4 million).

d Foreign currency risk

We are a multinational business operating in a number of countries and the U.S. dollar is the primary currency in which we conduct business. The U.S. dollar is used for planning and budgetary purposes and is the functional currency for financial reporting. We do, however, have revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. The resulting monetary assets and liabilities are translated into the appropriate functional currency at exchange rates prevailing at the balance sheet date and the resulting gains and losses are recognised in the income statement.

We actively manage our foreign exchange exposures to reduce the exchange rate volatility on our results of operations. The principal foreign currency risk to which we are exposed relates to movements in the exchange rate of the U.S. dollar against the euro. The main exposures are net costs in euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets, and revenue received in euro arising from sales of Tysabri in the European Union. Our exchange rate risk is partially mitigated by these counteracting exposures providing a natural economic hedge. We closely monitor expected euro cash flows to identify net exposures which are not mitigated by the natural hedge and, if considered appropriate, enter into forward foreign exchange contracts or other derivative instruments to further reduce our foreign currency risk.

During 2010, average exchange rates were $1.327 = €1.00. During 2010, we entered into a number of forward foreign exchange contracts at various rates of exchange that required us to sell U.S. dollars for euro and sell euro for U.S. dollars on various dates during 2010. These forward contracts expired on various dates throughout 2010 and there were no forward contracts outstanding as at 31 December 2010. We did not enter into any forward contracts or other derivative instruments during 2009. We recorded a net gain of $0.5 million (2009: $Nil) on the forward exchange contracts during the year.

Elan Corporation, plc 2010 Annual Report	159

The table below shows our currency exposure. Such exposure comprises the monetary assets and monetary liabilities that are not denominated in the functional currency of the operating unit involved. At 31 December, these exposures were as follows:

Net Foreign Currency	Functional Currency of Group Operation

	2010	2009
Monetary Assets/(Liabilities)	$m	$m

Sterling	0.3	(3.6)
Euro	15.8	(3.3)
Yen	—	0.9

Total	16.1	(6.0)

A 10% strengthening of the U.S. dollar against the following currencies at 31 December would have increased/(decreased) shareholders’ equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	At 31 December 2010		At 31 December 2009

	Equity	Net Loss	Equity	Net Loss
	$m	$m	$m	$m

Sterling	—	—	—	(0.4)
Euro	—	1.6	—	(0.3)
Yen	—	—	0.1	0.1

A 10% weakening of the U.S. dollar against the above currencies would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

e Equity Price Risk

We are exposed to equity price risks primarily on our available-for-sale investments, which include quoted investments carried at a fair value of $2.0 million (2009: $6.7 million). These investments are primarily in small emerging pharmaceutical and biotechnology companies. A decrease of 10% in equity prices would result in a decrease of $0.2 million in the fair value of our available-for-sale quoted investments. The decrease would be recognised directly in other comprehensive income unless it has been determined to be an impairment, in which case, it would be recognised in the income statement. An increase of 10% in equity prices would result in an increase of $0.2 million in the fair value of our available-for-sale quoted investments. The increase would be recognised directly in other comprehensive income.

f Liquidity and Capital

We define liquid resources as the total of our cash and cash equivalents, current restricted cash and current available-for-sale investment securities.

Our objectives when managing our liquid resources are:

•	To maintain adequate liquid resources to fund our ongoing operations and safeguard our ability to continue as a going concern, so that we can continue to provide benefits to patients and create value for investors;

•	To have available the necessary financial resources to allow us to invest in areas that may deliver future benefits for patients and create value for shareholders; and

•	To maintain sufficient financial resources to mitigate against risks and unforeseen events.

160	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Liquid and capital resources are monitored on the basis of the total amount of such resources available and our anticipated requirements for the foreseeable future. Our liquid resources and shareholders’ equity at 31 December were as follows:

	2010	2009
	$m	$m

Cash and cash equivalents	422.5	836.5
Restricted cash–current(1)	208.2	16.8
Available-for-sale investments–current	2.0	7.1

Total liquid resources	632.7	860.4
Shareholders’ equity	214.0	514.4

(1)	Current restricted cash and cash equivalents at 31 December 2010 included $203.7 million held in an escrow account in relation to the Zonegran settlement.

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of investment securities and borrowings. We consider all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Our primary source of funds at 31 December 2010 consisted of cash and cash equivalents of $422.5 million, which excludes current restricted cash of $208.2 million and current available-for-sale investments of $2.0 million.

For details of the banks and financial institutions in which we hold our cash and cash equivalents and restricted cash balances, refer to Note 30(c). For details of our available-for-sale investments, refer to Note 19.

At 31 December 2010, our shareholders’ equity was $214.0 million, compared to $514.4 million at 31 December 2009. The decrease is primarily due the net loss incurred during the year. The net loss for 2010 included the $206.3 million settlement provision charge and the $26.0 million net loss on investment in associate.

During 2010, we completed the offering of $200.0 million in aggregate principal amount of 8.75% Notes issued August 2010. These new notes carry a coupon of 8.75% per year, payable semi-annually in arrears beginning 15 October 2010 and have substantially the same terms as those of the 8.75% Notes issued October 2009.

Using the proceeds of the 8.75% Notes issued August 2010 offering and existing cash, on 17 September 2010, we redeemed all of the outstanding Floating Rate Notes due 2011 of which $300.0 million in principal amount was outstanding. Under the terms of our debt covenants, we were required to apply some of the proceeds received from the 17 September 2009 transaction with Johnson & Johnson to make a pro-rata offer to repurchase a portion of our debt at par. Accordingly, on 30 August 2010, we offered to purchase up to $186.0 million in aggregate principal amount of Floating Rate Notes due 2013 and 8.875% Notes in accordance with the terms of the indenture governing these notes, at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the date of payment. The offer closed on 30 September 2010 and holders of $139.5 million in principal amount of the Floating Rate Notes due 2013 tendered their notes and holders of $15.5 million in principal amount of the 8.875% Notes tendered their notes.

Following the completion of the offering of $200.0 million of the 8.75% Notes issued August 2010, the full redemption of the Floating Rate Notes due 2011, and the purchase of the Floating Rate Notes due 2013 and the 8.875% Notes, the aggregate principal amount of our total debt was reduced by 17%, from $1,540.0 million at 31 December 2009 to $1,285.0 million at 31 December 2010, of which $460.0 million is due in November 2013 and the balance in October 2016.

We believe that we have sufficient current cash, liquid resources, realisable assets and investments to meet our liquidity requirements for the foreseeable future. Longer term liquidity requirements and debt repayments will need to be met out of available cash resources, future operating cash flows, financial and other asset realisations and future financing. However, events, including a material deterioration in our operating performance as a result of our inability to sell significant amounts of Tysabri, material adverse legal judgements, fines, penalties or settlements arising from litigation or governmental investigations, failure to successfully develop and receive marketing approval for products under development (in particular, bapineuzumab) or the occurrence of other circumstances or events described in the Risk Factors section on pages 188 to 195 of this Annual Report, could materially and adversely affect our ability to meet our longer term liquidity requirements.

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We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen Idec for the development of Tysabri and Transition for Alzheimer’s disease. We expect to commit significant cash resources to the development and commercialisation of products in our development pipeline.

We continually evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. We may raise additional capital; restructure or refinance outstanding debt; repurchase material amounts of outstanding debt (including the 8.875% Notes, the Floating Rate Notes due 2013 and the 8.75% Notes); consider the sale of interests in subsidiaries, investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage our liquidity and capital resources. Any such actions or steps, including any repurchase of outstanding debt, could be material. In the normal course of business, we may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, we may consider using available cash or raising additional capital, including the issuance of additional debt.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities were as follows:

	Total	Total
	Carrying	Contractual	Less than			More than
	Value	Cash Flows	1 Year	1-3 Years	3-5 Years	5 Years
	$m	$m	$m	$m	$m	$m

At 31 December 2010:
8.875% Notes	445.1	566.0	39.9	526.1	—	—
Floating Rate Notes due 2013(1)	10.4	11.9	0.5	11.4	—	—
8.75% Notes issued October 2009	605.9	941.7	54.7	109.4	109.4	668.2
8.75% Notes issued August 2010	187.7	301.3	17.5	35.0	35.0	213.8
Accounts payable	39.2	39.2	39.2	—	—	—
Accrued and other financial liabilities(2)	212.3	212.3	206.8	—	—	5.5

Total at 31 December 2010	1,500.6	2,072.4	358.6	681.9	144.4	887.5

At 31 December 2009:
Floating Rate Notes due 2011(3)	297.9	323.9	12.7	311.2	—	—
8.875% Notes	459.1	626.8	41.3	82.5	503.0	—
Floating Rate Notes due 2013(1)	148.1	175.7	6.6	13.1	156.0	—
8.75% Notes	603.5	996.4	54.6	109.4	109.4	723.0
Accounts payable	52.4	52.4	52.4	—	—	—
Accrued and other financial liabilities(2)	190.7	190.7	186.0	—	—	4.7

Total at 31 December 2009	1,751.7	2,365.9	353.6	516.2	768.4	727.7

(1)	The Floating Rate Notes due 2013 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4.125%. To calculate our estimated future interest payments at 31 December 2010 and 2009, we used the LIBOR at each year-end date.

(2)	Excludes total deferred rent of $22.3 million (2009: $26.1 million) and total other non-financial liabilities of $41.0 million (2009: $14.9 million).

(3)	The Floating Rate Notes due 2011 bear interest at a rate, adjusted quarterly, equal to three-month LIBOR plus 4%. To calculate our estimated interest payments at 31 December 2009 we used the LIBOR at the year-end date.

31.	Leases

Operating Leases

We lease certain of our facilities under non-cancellable operating lease agreements that expire at various dates through 2025. The major components of our operating leases that were in effect at 31 December 2010 are as described below.

In August 1998, we entered into an agreement for the lease of four buildings located in South San Francisco, California. These buildings are utilised for R&D, administration and other corporate functions. The leases expire between December 2012 and December 2014. Thereafter, we have an option to renew for two additional five-year periods.

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Notes to the Financial Statements

In June 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term for this building commenced in March 2009, and the building is utilised for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

In December 2007, we entered into a lease agreement for a building in South San Francisco, California. The lease term commenced in January 2010, and the building is utilised for R&D, sales and administrative functions. The lease term is 15 years, with an option to renew for one additional five-year period.

In September 2004, we entered into a lease agreement for our corporate headquarters located in the Treasury Building, Dublin, Ireland. This lease expires in July 2014, with an option to renew for two additional 10 year periods. In April 2008, we entered into another lease agreement for additional space at the Treasury Building. This lease expires in July 2014, with an option to renew for two additional 10-year periods.

We closed the New York office in March 2009. The lease period expires in February 2015. The future rental commitments relating to this lease are included in the table below.

In July 2009, we extended the lease agreements for our R&D facility located in King of Prussia, Pennsylvania. The leases expire between April 2019 and May 2020.

In September 2009, we entered into a subleasing agreement with Janssen AI for laboratory and office space in South San Francisco which was no longer being utilised by our R&D, sales and administrative functions. In June 2010, we entered into another sublease agreement with Janssen AI, for additional space in South San Francisco. The lease period expires between December 2011 and February 2012, with an option to extend to December 2014.

In January 2010, we entered into a subleasing agreement with Janssen AI for office space at the Treasury Building, Dublin, Ireland. The lease period will expire in April 2012. Thereafter, we have an option to extend the lease until June 2014.

In November 2010, we entered into a lease agreement for another building in South San Francisco, California. The building is being utilised by our Neotope R&D function. The lease term is 10 years.

In addition, we also have various operating leases for equipment and vehicles, with lease terms that range from three to five years.

We recorded expenses under operating leases of $27.9 million in 2010 (2009: $23.8 million). We recorded income under our operating subleasing agreement of $2.3 million in 2010 (2009: $0.6 million).

As at 31 December, our future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	2010	2009
	$m	$m

Less than one year	32.6	25.7
Between one and five years	89.7	104.1
More than five years	127.3	135.6

Total	249.6(1)	265.4

(1)	The future minimum rental commitments include the commitments in respect of lease contracts where the future lease commitments exceed the future expected economic benefit that we expect to derive from the leased asset.

Finance Leases

The net book value of assets acquired under finance leases at 31 December 2010 amounted to $1.5 million (2009: $2.9 million), which includes $71.8 million of accumulated depreciation (2009: $70.4 million). Depreciation expense related to assets under finance leases for 2010 amounted to $1.4 million (2009: $2.1 million). In prior years, we disposed of plant and equipment and subsequently leased them back and also entered into an arrangement with a third-party bank, the substance of which allows us a legal right to require a net settlement of our obligations under the leases. The cash and borrowings relating to the previous sale and leaseback transactions have been offset in the Consolidated Financial

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Statements in the amount of $31.2 million at 31 December 2010 (2009: $40.0 million). Accordingly, there are no net finance lease obligations on the balance sheet at 31 December 2010 (2009: $Nil).

32.	Commitments and Contingencies

The following capital commitments for the purchase of property, plant and equipment had been authorised by the directors at 31 December:

	2010	2009
	$m	$m

Contracted for	8.0	6.2
Not-contracted for	12.5	26.1

Total	20.5	32.3

At 31 December 2010, we had commitments to invest $3.4 million (2009: $4.6 million) in healthcare managed funds.

For information on lease commitments, refer to Note 31. For litigation and administrative proceedings related to contingencies, refer to Note 34. For information on commitments in relation to our collaboration agreements, where applicable, refer to Note 33.

33.	Development and Marketing Collaboration Agreements

Biogen Idec

In August 2000, we entered into a development and marketing collaboration agreement with Biogen Idec, successor to Biogen, Inc., to collaborate in the development and commercialisation of Tysabri for MS and Crohn’s disease, with Biogen Idec acting as the lead party for MS and Elan acting as the lead party for Crohn’s disease.

In November 2004, Tysabri received regulatory approval in the United States for the treatment of relapsing forms of MS. In February 2005, Elan and Biogen Idec voluntarily suspended the commercialisation and dosing in clinical trials of Tysabri. This decision was based on reports of serious adverse events involving cases of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system.

In June 2006, the U.S. Food and Drug Administration (FDA) approved the reintroduction of Tysabri for the treatment of relapsing forms of MS. Approval for the marketing of Tysabri in the European Union was also received in June 2006 and has subsequently been received in a number of other countries. The distribution of Tysabri in both the United States and the European Union commenced in July 2006. Global in-market net sales of Tysabri in 2010 were $1,230.0 million (2009: $1,059.2 million) consisting of $593.2 million (2009: $508.5 million) in the U.S. market and $636.8 million (2009: $550.7 million) in the ROW.

In January 2008, the FDA approved the supplemental Biologics License Application (sBLA) for Tysabri for the treatment of patients with Crohn’s disease, and Tysabri was launched in this indication at the end of the first quarter of 2008. In December 2008, we announced a realignment of our commercial activities in Tysabri for Crohn’s disease, shifting our efforts from a traditional sales model to a model based on clinical support and education.

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution.

The Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finances, which represent its own obligations.

164	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Our actual operating profit or loss on Tysabri differs from our share of the collaboration operating profit or loss, because certain Tysabri-related expenses are not shared through the collaboration and certain unique risks are retained by each party.

The Tysabri collaboration operating profit or loss is calculated excluding R&D expenses (we record our share of the total Tysabri collaboration R&D expenses within our R&D expenses). In accordance with IAS 31, in any period where an operating loss has been incurred by the collaboration on sales of Tysabri, we do not recognise any Tysabri product revenue. In any period where an operating profit has been generated by the collaboration on sales of Tysabri, we recognise as revenue our share of the collaboration profit from sales of Tysabri, plus our directly incurred collaboration expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

As a result of the strong growth in Tysabri sales, in July 2008, we made an optional payment of $75.0 million to Biogen Idec in order to maintain our approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $700.0 million. In addition, in December 2008, we exercised our option to pay a further $50.0 million milestone to Biogen Idec in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. There are no further milestone payments required for us to retain our approximate 50% profit share.

The collaboration agreement will expire in November 2019, but may be extended by mutual agreement of the parties. If the agreement is not extended, then each of Biogen Idec and Elan has the option to buy the other party’s rights to Tysabri upon expiration of the term. Each party has a similar option to buy the other party’s rights to Tysabri if the other party undergoes a change of control (as defined in the collaboration agreement). In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licences, regulatory approvals and other rights related to the manufacture, sale and development of Tysabri are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.

For additional information relating to Tysabri, refer to Note 4.

Johnson & Johnson AIP Agreements

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP. As at 31 December 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilised in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, Elan anticipates that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated, before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million.

In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI. We are entitled to a 49.9% share of the future profits of Janssen AI and certain royalty payments upon the commercialisation of products under the collaboration with Pfizer (which acquired our collaborator Wyeth). The AIP represented our interest in that collaboration to research, develop and commercialise products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease. Janssen AI has assumed our activities with Pfizer under the AIP. Under the terms of the Johnson & Johnson Transaction, if we are acquired, an affiliate of Johnson & Johnson will be entitled to purchase our 49.9% financial interest in Janssen AI at the then fair value.

Elan Corporation, plc 2010 Annual Report	165

Transition Therapeutics Collaboration Agreements

In September 2006, we entered into an exclusive, worldwide collaboration with Transition for the joint development and commercialisation of a novel therapeutic agent for Alzheimer’s disease. The small molecule, ELND005, is a beta amyloid anti-aggregation agent that has been granted fast track designation by the FDA. In December 2007, the first patient was dosed in a Phase 2 clinical study. This 18-month, randomised, double-blind, placebo-controlled, dose-ranging study was designed to evaluate the safety and efficacy of ELND005 in approximately 340 patients with mild to moderate Alzheimer’s disease. In December 2009, we announced that patients would be withdrawn from the two highest dose groups due to safety concerns. In August 2010, Elan and Transition announced the top-line summary results of the Phase 2 clinical study. The study’s cognitive and functional co-primary endpoints did not achieve statistical significance. The 250mg twice daily dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid (CSF), in a subgroup of patients who provided CSF samples. This dose achieved targeted drug levels in the CSF and showed some effects on clinical endpoints in an exploratory analysis.

In December 2010, we modified our Collaboration Agreement with Transition and, in connection with this modification, Transition elected to exercise its opt-out right under the original agreement. Under this amendment, we agreed to pay Transition $9.0 million. The $9.0 million payment was made in January 2011. Under the modified Collaboration Agreement, Transition will be eligible to receive a further $11.0 million payment upon the commencement of the next ELND005 clinical trial, and will no longer be eligible to receive a $25.0 million milestone that would have been due upon the commencement of a Phase 3 trial for ELND005 under the terms of the original agreement.

As a consequence of Transition’s decision to exercise its opt-out right, it will no longer fund the development or commercialisation of ELND005 and has relinquished its 30% ownership of ELND005 to us. Consistent with the terms of the original agreement, following its opt-out decision, Transition will be entitled to receive milestone payments of up to $93.0 million (in addition to the $11.0 million described above), along with tiered royalty payments ranging in percentage from a high single digit to the mid teens (subject to offsets) based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialisation.

The term of the Collaboration Agreement runs until we are no longer developing or commercialising ELND005. We may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party. In addition, if we have not initiated a new ELND005 clinical trial by 31 December 2012, or otherwise paid Transition $11.0 million by 31 January 2013, the Collaboration Agreement will terminate.

We are continuing to explore pathways forward for the ELND005 asset.

34.	Litigation

We are involved in legal and administrative proceedings that could have a material adverse effect on us.

Zonegran matter

Over the past few years, a significant number of pharmaceutical and biotechnology companies have been the target of inquiries and investigations by various U.S. federal and state regulatory, investigative, prosecutorial and administrative entities, including the Department of Justice and various U.S. Attorney’s Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. These investigations have alleged violations of various federal and state laws and regulations, including claims asserting antitrust violations, violations of the U.S. Federal Food, Drug & Cosmetic Act (FD&C Act), the False Claims Act, the Prescription Drug Marketing Act, anti-kickback laws, and other alleged violations in connection with off-label promotion of products, pricing and Medicare and/or Medicaid reimbursement.

In light of the broad scope and complexity of these laws and regulations, the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities, and the risk of potential exclusion from federal government reimbursement programmes, many companies determined that they should enter into settlement agreements in these matters, particularly those brought by federal authorities.

166	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Settlements of these investigations have commonly resulted in the payment of very substantial fines to the government for alleged civil and criminal violations, the entry of a Corporate Integrity Agreement with the federal government, and admissions of guilt with respect to various healthcare programme-related offences. Some pharmaceutical companies have been excluded from participating in federal healthcare programmes such as Medicare and Medicaid.

In January 2006, we received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran, an antiepileptic prescription medicine that we divested to Eisai Inc. in April 2004.

On 15 July 2010, we announced that we reached an agreement-in-principle with respect to the U.S. Department of Justice’s investigation of our marketing practices with respect to Zonegran. In December 2010, we finalised the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran. In addition, we agreed to plead guilty to a misdemeanour violation of the FD&C Act and entered into a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us.

Consistent with the terms of the agreement-in-principle announced in July 2010, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims in March 2011. We held $203.7 million in an escrow account at 31 December 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million charge for the settlement, interest and related costs.

This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Patent matter

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis BioSciences, Inc. (Abraxis, since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of NanoCrystal® technology to Abraxane®. The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in March 2011 in full and final settlement, which will be recognised in our 2011 financial results. We will not receive future royalties in respect of Abraxane.

Securities matters

In March 2005, we received a letter from the U.S. Securities and Exchange Commission (SEC) stating that the SEC’s Division of Enforcement was conducting an informal inquiry into actions and securities trading relating to Tysabri events. The SEC’s inquiry primarily relates to events surrounding the 28 February 2005 announcement of the decision to voluntarily suspend the marketing and clinical dosing of Tysabri. We have provided materials to the SEC in connection with the inquiry but have not received any additional requests for information or interviews relating to the inquiry.

The SEC notified us in January 2009 that the SEC was conducting an informal inquiry primarily relating to the 31 July 2008 announcement concerning the initial two Tysabri-related PML cases that occurred subsequent to the resumption of marketing Tysabri in 2006. We have provided the SEC with materials in connection with the inquiry.

On 24 September 2009, we received a subpoena from the SEC’s New York Regional Office requesting records relating to an investigation captioned In the Matter of Elan Corporation, plc. The subpoena requests records and information relating to the 31 July 2008 announcement of the two Tysabri-related PML cases as well as records and information relating to the 29 July 2008 announcement at the International Conference of Alzheimer’s Disease concerning the Phase 2 trial data for bapineuzumab. We have provided the SEC with materials in connection with the investigation.

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We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated as In Re: Elan Corporation Securities Litigation. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleges claims under the U.S. federal securities laws and seeks damages on behalf of all purchasers of our shares during periods ranging between 21 May 2007 and 21 October 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. We have filed a Motion to Dismiss the Consolidated Amended Complaint. On 23 July 2010, a securities case was filed in the U.S. District Court for the Southern District of New York. This case has been accepted by the court as a “related case” to the existing 2008 matter. The 2010 case purports to be filed on behalf of all purchasers of Elan call options during the period from 17 June 2008 to 29 July 2008.

We and some of our officers and directors have been named as defendants in a securities case filed on 24 June 2010 in the U.S. District Court in the Northern District of California. The complaint alleges that during the June/July 2008 timeframe we disseminated materially false and misleading statements/omissions related to Tysabri and bapineuzumab. Plaintiffs allege that they lost collectively approximately $4.5 million. Our Motion to Dismiss this case was granted on 9 February 2011; however, plaintiffs were given leave to amend and filed an amended complaint on 11 March 2011.

We and some of our officers have been named as defendants in a putative class action lawsuit filed in the U.S. District Court for the Southern District of New York on 23 February 2011. The plaintiffs’ complaint alleges claims under U.S. federal securities laws and seeks damages on behalf of all purchasers of our shares during the period between 2 July 2009 and 5 August 2009. The complaint alleges that we issued false and misleading public statements concerning the Johnson & Johnson Transaction. We plan to vigorously defend ourselves in this litigation.

Antitrust matters

In 2002 and 2003, 10 actions were filed in the U.S. District Courts (seven in the District of Columbia and three in the Southern District of New York) claiming that we (and others) violated federal and state antitrust laws based on licensing and manufacturing arrangements between Elan, Teva Pharmaceuticals Inc. and Biovail Corporation (Biovail) relating to nifedipine. The complaints sought various forms of remedy, including damages and injunctive relief. The actions were brought by putative classes of direct purchasers, individual direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. In late 2007, we entered into a settlement agreement with the indirect purchaser class resulting in a dismissal of that segment of the lawsuit. In December 2009, we entered into a separate settlement agreement with the individual “opt-out” direct purchasers and agreed to pay $4.6 million to this opt-out direct purchaser class resulting in a dismissal of the second segment of the litigation. In October 2010, we agreed to pay $12.5 million to settle the third and final piece of this litigation. On 31 January 2011, the U.S. District Court for the District of Columbia approved the settlement and dismissed the case.

Paragraph IV Litigation

We and/or our product licensees are involved in various sets of so-called “Paragraph IV” litigation proceedings in the United States. In the United States, putative generics of innovator drug products (including products in which the innovation comprises a new drug delivery method for an existing product, such as the drug delivery market occupied by us) may file Abbreviated New Drug Applications (ANDAs) and, in doing so, they are not required to include preclinical and clinical data to establish safety and effectiveness of their drug. Instead, they would rely on such data provided by the innovator drug New Drug Application (NDA) holder. However, to benefit from this less costly abbreviated procedure, the ANDA applicant must demonstrate that its drug is “generic” or “bioequivalent” to the innovator drug, and, to the extent that patents protect the innovator drug that are listed in the “Orange Book”, the ANDA applicant must write to the innovator NDA holder and the patent holder (to the extent that the Orange Book-listed patents are not owned by the innovator NDA holder) certifying that their product either does not infringe the innovator’s patents and/or that the relevant patents are invalid. The innovator and the patent holder may sue the ANDA applicant within 45 days of receiving the certification and, if so, the FDA may not approve the ANDA for 30 months from the date of certification unless, at some point before the expiry of those 30 months, a court makes a final decision in the ANDA applicant’s favour.

168	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

We are involved in a number of Paragraph IV suits in respect of five different products (TriCor 145, Avinza®, Zanaflex®, Rapamune® and Luvox CR®) either as plaintiff or as an interested party (where the suit is being taken in the name of one of our licensees). If we are unsuccessful in these and other similar type suits, our or our licensees’ products may be subject to generic competition, and our manufacturing revenue and royalties would be materially and adversely affected.

35.	Related Parties

We have a related party relationship with our subsidiary and our associate undertakings (see Note 39 for a list of these undertakings), directors and officers. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

The total compensation of our key management personnel, defined as our current and former directors and officers that served during the year (2010: 21 persons; 2009: 22 persons), was as follows (including severance payments):

	2010	2009
	$m	$m

Share-based compensation	8.9	7.7
Short-term employee benefits	8.3	8.9
Post-employment benefits	0.2	0.2

Total	17.4	16.8

Janssen AI

Janssen AI, a newly formed subsidiary of Johnson & Johnson, acquired substantially all of the assets and rights related to AIP with Wyeth (which has been acquired by Pfizer) in September 2009. In consideration for the transfer of these assets and rights, we received a 49.9% equity interest in Janssen AI which has been recorded as an investment in associate on the Consolidated Balance Sheet at 31 December 2010. For additional information relating to the AIP divestment, refer to Note 7. For additional information relating to our investment in associate, refer to Note 11.

Following the divestment of the AIP business to Janssen AI in September 2009, we provided administrative and R&D transition services to Janssen AI, and recorded fees of $3.7 million in 2010 (2009: $2.9 million) related to these transition services, which ceased in December 2010. We also received sublease rental income of $2.3 million (2009: $0.6 million) from Janssen AI in respect of sublease agreements for office and laboratory space in South San Francisco and office space in Dublin. The total expense in 2010 relating to equity-settled share based awards held by former Elan employees that transferred to Janssen AI was $0.4 million (2009: less than $0.1 million). At 31 December 2010, we had a balance owing to us from Janssen AI of $0.2 million (2009: $21.1 million).

Transactions with Directors

Dr. Ekman

Effective 31 December 2007, Dr. Lars Ekman resigned from his operational role as president of R&D and has continued to serve as a member of the board of directors of Elan.

Under the agreement reached with Dr. Ekman, we agreed by reference to Dr. Ekman’s contractual entitlements and in accordance with our severance plan to (a) make a lump-sum payment of $2,500,000; (b) make milestone payments to Dr. Ekman, subject to a maximum amount of $1,000,000, if we achieve certain milestones in respect of our Alzheimer’s disease programme; (c) accelerate the vesting of, and grant a two-year exercise period, in respect of certain of his equity awards, with a cash payment being made in respect of one grant of RSUs (which did not permit accelerated vesting); and (d) continue to make annual pension payments in the amount of $60,000 per annum, provide the cost of continued health coverage and provide career transition services to Dr. Ekman for a period of up to two years. A total severance charge of $3.6 million was expensed in 2007 for Dr. Ekman, excluding potential future success milestone payments related to our Alzheimer’s disease programme. To date, none of the milestones has been triggered, and they remain in effect.

Mr. Martin

On 7 January 2003, we and Elan Pharmaceuticals Inc. (EPI) entered into an agreement with Mr. G. Kelly Martin such that Mr. Martin was appointed president and CEO effective 3 February 2003.

Elan Corporation, plc 2010 Annual Report	169

Effective 7 December 2005, we and EPI entered into a new employment agreement with Mr. Martin, under which Mr. Martin continues to serve as our CEO with an initial base annual salary of $798,000. Mr. Martin is eligible to participate in our annual bonus plan, performance-based stock awards and merit award plans. Under the new agreement, Mr. Martin was granted an option to purchase 750,000 Ordinary Shares with an exercise price per share of $12.03, vesting in three equal annual installments (the 2005 Options). Mr. Martin’s employment agreement was amended on 19 December 2008 to comply with the requirements of Section 409A of the IRC.

On 2 June 2010, Elan and Mr. Martin agreed to amend his 2005 employment contract from an open-ended agreement to a fixed term agreement. Under this 2010 agreement, Mr. Martin committed to remain in his current roles as CEO and director of the Company through to 1 May 2012. It was agreed that upon the completion of this fixed term Mr. Martin will then serve the Board as executive adviser through to 31 January 2013. Under this amendment, Mr. Martin’s base salary was increased from $800,000 to $1,000,000 per year effective 1 June 2010 and when Mr. Martin moves to the role of executive adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board.

The agreement, as amended, continues until Mr. Martin resigns, is involuntarily terminated, is terminated for cause or dies, or is disabled. In general, if Mr. Martin’s employment is involuntarily terminated (other than for cause, death or disability) or Mr. Martin leaves for good reason, we will pay Mr. Martin a lump sum equal to two (three, in the event of a change in control) times his salary and target bonus and his Options will be exercisable until the earlier of (i) 31 January 2015 or (ii) tenth anniversary of the date of grant. In the event of a change in control, his Options will be exercisable until the earlier of (i) three years from the date of termination, or 31 January 2015, whichever is later or (ii) the tenth anniversary of the date of grant of the stock option.

In the event of such an involuntary termination (other than as the result of a change in control), Mr. Martin will, for a period of two years (three years in the event of a change in control), or, if earlier, the date Mr. Martin obtains other employment, continue to participate in our health and medical plans and we shall pay Mr. Martin a lump sum of $50,000 to cover other costs and expenses. Mr. Martin will also be entitled to career transition assistance and the use of an office and the services of a full-time secretary for a reasonable period of time not to exceed two years (three years in the event of a change in control).

In addition, if it is determined that any payment or distribution to Mr. Martin would be subject to excise tax under Section 4999 of the IRC, or any interest or penalties are incurred by Mr. Martin with respect to such excise tax, then Mr. Martin shall be entitled to an additional payment in an amount such that after payment by Mr. Martin of all taxes on such additional payment, Mr. Martin retains an amount of such additional payment equal to such excise tax amount.

The agreement also obligates us to indemnify Mr. Martin if he is sued or threatened with suit as the result of serving as our officer or director. We will be obligated to pay Mr. Martin’s attorney’s fees if he has to bring an action to enforce any of his rights under the employment agreement.

Mr. Martin is eligible to participate in the retirement, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

No other executive director has an employment contract extending beyond 12 months or pre-determined compensation on termination which exceeds one year’s salary.

Mr. McLaughlin

In 2010 and 2009, Davy, an Irish based stockbroking, wealth management and financial advisory firm, of which Mr. McLaughlin is deputy chairman, provided advisory services to the Company. The total invoiced value of these services in 2010 was $0.3 million (2009: $2.4 million). Services rendered in 2009 included work in relation to the Johnson & Johnson Transaction and the sale of the 8.75% Notes issued October 2009.

Mr. Pilnik

In 2009, prior to his joining the board of directors of Elan, Mr. Pilnik was paid a fee of $15,230 for consultancy services provided to Elan.

170	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

Dr. Selkoe

Effective as of 1 July 2009, EPI entered into a consultancy agreement with Dr. Dennis Selkoe under which Dr. Selkoe agreed to provide consultant services with respect to the treatment and/or prevention of neurodegenerative and autoimmune diseases. We pay Dr. Selkoe a fee of $12,500 per quarter under this agreement. The agreement is effective for three years unless terminated by either party upon 30 days written notice and supersedes all prior consulting agreements between Dr. Selkoe and Elan. Previously, Dr. Selkoe was a party to a similar consultancy agreement with EPI and Athena. Under the consultancy agreements, Dr. Selkoe received $50,000 in 2010 and 2009.

Arrangements with Former Directors

Agreement with Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C.

On 17 September 2010, we entered into agreements with Mr. Jack W. Schuler and Mr. Vaughn Bryson whereby we agreed to pay to Mr. Schuler and Mr. Bryson the aggregate amount of $300,000 in settlement of all costs, fees and expenses incurred by them in respect of any and all matters relating to the Irish High Court litigation. Under the agreements, Mr. Schuler and Mr. Bryson agreed to resign from the board, and they subsequently resigned on 29 October 2010.

On 8 June 2009, we entered into an agreement with Mr. Jack W. Schuler, Mr. Vaughn Bryson and Crabtree Partners L.L.C. (an affiliate of Mr. Schuler and a shareholder of the Company) (collectively “the Crabtree Group”). Pursuant to this Agreement, we agreed to nominate Mr. Schuler and Mr. Bryson for election as directors of the Company at the 2009 AGM. Mr. Schuler and Mr. Bryson irrevocably agreed to resign as directors of the Company effective on the first date on which Mr. Schuler, Mr. Bryson and Crabtree Partners L.L.C. cease to beneficially own, in aggregate, at least 0.5% of the Company’s issued share capital. The Agreement also includes a standstill provision providing that, until the later of 31 December 2009, amended to 1 January 2012, pursuant to the 2010 agreement, and the date that is three months after the date on which Mr. Schuler and Mr. Bryson cease to be directors of the Company, none of Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. or any of their respective affiliates will, among other things, acquire any additional equity interest in the Company if, after giving effect to the acquisition, Mr. Schuler, Mr. Bryson, Crabtree Partners L.L.C. and their affiliates would own more than 3% of the Company’s issued share capital. Finally, we agreed to reimburse the Crabtree Group for $500,000 of documented out-of-pocket legal expenses incurred by their outside counsel in connection with the Agreement and the matters referenced in the Agreement.

Dr. Bloom

On 17 July 2009, EPI entered into a consultancy agreement with Dr. Bloom under which Dr. Bloom agreed to provide consultant services to Elan with respect to the treatment and/or prevention of neurodegenerative diseases and to act as an advisor to the science and technology committee. We pay Dr. Bloom a fee of $10,000 per quarter under this agreement. The agreement is effective for two years unless terminated by either party upon 30 days written notice. Under the consultancy agreements, Dr. Bloom received $58,152 in 2010, of which $18,152 related to services rendered during 2009.

36.	Off-balance Sheet Arrangements

As at 31 December 2010 and 2009, we had no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material to investors.

The maturity of the contractual undiscounted cash flows (including estimated future interest payments on debt) of our financial liabilities is disclosed in Note 30(f). For details of our operating lease and other commitments, refer to Notes 31 and 32. Potential future contractual obligations in relation to our collaboration agreements are described in Note 33.

37.	Events After the Balance Sheet Data

In June 2008, a jury ruled in the U.S. District Court for the District of Delaware that Abraxis (since acquired by Celgene Corporation) had infringed a patent owned by us in relation to the application of our NanoCrystal technology to Abraxane.

Elan Corporation, plc 2010 Annual Report	171

The judge awarded us $55 million, applying a royalty rate of 6% to sales of Abraxane from 1 January 2005 through 13 June 2008 (the date of the verdict). This award and damages associated with the continuing sales of the Abraxane product were subject to interest.

In February 2011, we entered into an agreement with Abraxis to settle this litigation. As part of the settlement agreement with Abraxis, we received $78.0 million in March 2011 in full and final settlement, which will be recognised in our 2011 financial results. We will not receive future royalties in respect of Abraxane.

38.	Notes to the Parent Company Financial Statements

(a)	Loss before tax

The loss before tax has been arrived at after charging the following items (including amounts recharged from other Group companies):

	2010	2009
	$m	$m

Auditor’s remuneration:
Audit services(1)	0.1	0.1

Directors’ emoluments:
Share-based compensation expense(2)	4.8	4.0
Fees	1.2	1.2
Other emoluments and benefits in kind	2.3	2.1
Pension contributions	—	0.1
Payments to retired directors	0.1	—

Total directors’ emoluments	8.4	7.4

(1)	Auditor’s remuneration incurred by the Parent Company related solely to audit services. There were no audit service fees paid to other KPMG firms outside Ireland in 2010 or 2009.

(2)	Includes share-based compensation expense of $3.6 million recharged to the Parent Company by other Group companies in 2010 (2009: $2.8 million).

(b)	Income tax

There was no income tax expense during the financial year or the preceding financial year.

At 31 December 2010, a DTA of $22.1 million (2009: $15.6 million), which relates to excess management expenses, existed but has not been recognised in the Parent Company Balance Sheet because, at this time, it is not probable that the asset will be realised in the future.

No taxes have been provided for the unremitted earnings of our overseas subsidiaries as we do not expect these earnings to be distributed in the foreseeable future. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $2,708.9 million at 31 December 2010 (2009: $2,444.5 million). Unremitted earnings may be liable to overseas taxes or Irish tax if they were to be distributed as dividends. It is impracticable to determine at this time the potential amount of additional tax due upon remittance of such earnings.

172	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

(c)	Investments at 31 December:

Investments
in Subsidiaries
$m

Cost:
At 1 January 2009	1,019.4
Share-based compensation	30.6
Addition	555.4

At 1 January 2010	1,605.4
Share-based compensation	30.2
Other	(0.9)

At 31 December 2010	1,634.7

Share-based compensation represents additional capital contributions made to our subsidiaries to reflect the amounts expensed by these subsidiaries for share-based compensation.

In September 2009, the Parent Company invested $555.4 million in Keavy Finance plc (subsequently renamed Keavy Finance Limited), its wholly owned subsidiary.

(d)	Other non-current assets at 31 December:

Other non-current assets of $10.5 million at 31 December 2010 (2009: $11.9 million) consisted of assets related to Elan’s defined benefit pension plans. For additional information on these pension plans, refer to Note 16.

(e)	Other current assets at 31 December:

	2010	2009
	$m	$m

Due from group undertakings	2,651.9	2,678.9
Accounts receivable	—	0.5

Total	2,651.9	2,679.4

Loans provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances and they are carried at cost less any impairments.

(f)	Current liabilities at 31 December:

	2010	2009
	$m	$m

Due to group undertakings	1,338.2	1,310.6
Accrued expenses	0.2	0.1

Current liabilities	1,338.4	1,310.7

Loans received from Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

Elan Corporation, plc 2010 Annual Report	173

(g)	Retained losses

$m

Retained Loss:
At 31 December 2009	(4,269.8)
Net loss for year ended 31 December 2010	(63.7)
Transfer of exercised and expired share-based awards	26.9

At 31 December 2010	(4,306.6)

The transfer of exercised and expired share-based awards relates to grants to employees, directors and non-employees for services, that were previously recorded as an expense by the Group and have been reversed upon exercise or expiry of the awards.

(h)	Financial risk management

The Parent Company’s financial risk exposures are predominantly related to its investments in subsidiaries and intercompany receivables and payables, therefore the Parent Company’s approach to financial risk management is similar to the Group’s approach as described in Note 30.

At 31 December 2010, the fair value of the net assets of the Parent Company of $3.0 billion (2009: $3.0 billion) was $3.4 billion (2009: $3.8 billion), as calculated by reference to the market capitalisation of the Group on that date.

(i)	Related parties

As part of its normal operating activities, the Parent Company enters into transactions with other Group undertakings. This includes the receipt and provision of financing in the form of loans (as set forth in Note 38(e) and (f)). Loans received from Group undertakings and provided to Group undertakings are repayable on demand. As a result, no discounting is applied to these balances.

Directors and officers of the parent company are the same as those of the Group. For information on transactions with directors and officers, see Note 35.

(j)	Commitments and contingencies

For information on guarantees and litigation proceedings, please refer to Notes 24 and 34. The Parent Company has no commitments.

174	Elan Corporation, plc 2010 Annual Report

Notes to the Financial Statements

39.	Subsidiary and Associate Undertakings

At 31 December 2010, we had the following principal subsidiary undertakings:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd., South San Francisco, CA, USA
Crimagua Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings Limited	Holding company	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan International Services Limited	Financial services	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Pharma International Limited	R&D, manufacture, sale and distribution of pharmaceutical products, management services and financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharmaceuticals, Inc.	R&D and sale of pharmaceutical products	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Science One Limited	Holding company/financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Keavy Finance Limited	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Monksland Holding BV	Holding company	100	Claude Debussylaan 24, 1082 MD, Amsterdam, The Netherlands

At 31 December 2010, we had the following associate undertaking:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Janssen Alzheimer Immunotherapy	R&D	49.9	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

Elan Corporation, plc 2010 Annual Report	175

At 31 December 2010, we had the following non-principal subsidiary undertakings:

		Group	Registered Office &
Company	Nature of Business	Share %	Country of Incorporation

Drug Delivery Systems Inc.	Intellectual property holder	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Drug Delivery, Inc.	R&D	100	3000 Horizon Drive, King of Prussia, PA, USA
Elan Finance Corp.	Financial services	100	800 Gateway Blvd., South San Francisco, CA, USA
Elan Finance plc	Financial services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Holdings, Inc.	Manufacture of pharmaceutical and medical device products	100	1300 Gould Drive, Gainesville, GA, USA
Elan International Insurance Limited	Captive insurance company	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Elan Management Limited	Dormant	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Medical Technologies Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Pharma Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Elan Regulatory Holdings Limited	Regulatory services	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
Elan Science Three Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Science Four Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Science Five Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Science Six Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
Elan Transdermal Limited	Financial services	100	Monksland, Athlone, Co. Westmeath, Ireland
Meadway Pharmaceuticals Limited	Holding company	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom
Neotope Biosciences Limited	R&D	100	Monksland, Athlone, Co. Westmeath, Ireland
Neuralab Limited	Dormant	100	Juniper House, 30 Oleander Hill, Smiths, FL-08, Bermuda
Orchardbrook Limited	Holding company	100	Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
The Institute Of Biopharmaceutics Limited	Dormant	100	Monksland, Athlone, Co. Westmeath, Ireland
The Liposome Company Limited	Dormant	100	Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom

40.	Approval of Consolidated and Parent Company Financial Statements

The Consolidated and Parent Company Financial Statements were approved by the directors on 25 March 2011.

176	Elan Corporation, plc 2010 Annual Report

U.S. GAAP Information

The financial statements of the Company have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP.

As part of a review of our 2009 Annual Report on Form 20-F by the Staff of the SEC’s Division of Corporation Finance, we have received and responded to comments from the Staff. As at the date of approval of this Annual Report, the Staff continues to review the Company’s responses in respect of comments related to our U.S. GAAP accounting for the 2009 Johnson & Johnson Transaction. If we determine that changes are appropriate with respect to our accounting under U.S. GAAP for the Johnson & Johnson Transaction, any such changes will not affect the economic rights or obligations under, or any other terms of, the Johnson & Johnson Transaction, nor will they result in any adjustment to our historical revenue, Adjusted EBITDA or cash or cash equivalents.

Reconciliation from IFRS to U.S. GAAP

Consolidated Income Statement
For the Year Ended 31 December 2010

				(B)
				Other		(D)
		(A)	(B)	Intangible	(C)	Other Net
	IFRS	Tysabri	Goodwill	Assets	Taxation	Charges	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue	842.7	327.0	—	—	—	—	—	1,169.7
Cost of sales	330.1	253.3	—	2.4	—	(2.5)	—	583.3

Gross profit	512.6	73.7	—	(2.4)	—	2.5	—	586.4
Selling, general and administrative expenses	209.4	73.7	—	(3.9)	—	(24.5)	—	254.7
Research and development expenses	282.6	—	—	—	—	(23.8)	(0.1)	258.7
Settlement provision charge	206.3	—	—	—	—	—	—	206.3
Net gain on divestment of business	(0.3)	—	0.6	0.2	—	(1.5)	—	(1.0)
Other net charges	—	—	—	4.0	—	52.3	—	56.3

Total operating expenses	698.0	73.7	0.6	0.3	—	2.5	(0.1)	775.0

Operating loss	(185.4)	—	(0.6)	(2.7)	—	—	0.1	(188.6)

Net interest and investment gains and losses	135.8	—	—	—	—	—	(1.8)	134.0

Loss before tax	(321.2)	—	(0.6)	(2.7)	—	—	1.9	(322.6)
Income tax expense	1.4	—	—	—	0.7	—	—	2.1

Net loss	(322.6)	—	(0.6)	(2.7)	(0.7)	—	1.9	(324.7)

Elan Corporation, plc 2010 Annual Report	177

Consolidated Income Statement
For the Year Ended 31 December 2009

				(B)
				Other		(D)
		(A)	(B)	Intangible	(C)	Other Net
	IFRS	Tysabri	Goodwill	Assets	Taxation	Charges	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m	$m

Revenue	820.9	292.1	—	—	—	—	—	1,113.0
Cost of sales	351.8	229.3	—	2.4	—	(22.8)	—	560.7

Gross profit	469.1	62.8	—	(2.4)	—	22.8	—	552.3
Selling, general and administrative expenses	256.7	62.8	—	(3.9)	—	(47.4)	—	268.2
Research and development expenses	303.1	—	—	0.8	—	(10.1)	(0.2)	293.6
Net gain on divestment of business	(118.0)	—	10.3	(1.0)	—	—	—	(108.7)
Gain on legal settlement	(18.0)	—	—	—	—	18.0	—	—
Other net charges	—	—	—	5.0	—	62.3	—	67.3

Total operating expenses	423.8	62.8	10.3	0.9	—	22.8	(0.2)	520.4

Operating profit	45.3	—	(10.3)	(3.3)	—	—	0.2	31.9

Net interest and investment gains and losses	162.3	—	—	—	—	—	(0.6)	161.7

Loss before tax	(117.0)	—	(10.3)	(3.3)	—	—	0.8	(129.8)
Income tax expense	45.3	—	—	—	1.1	—	—	46.4

Net loss	(162.3)	—	(10.3)	(3.3)	(1.1)	—	0.8	(176.2)

178	Elan Corporation, plc 2010 Annual Report

U.S. GAAP Information

Consolidated Balance Sheet
At 31 December 2010

			(B)
			Other
		(B)	Intangible	(C)	(D)	(F)
	IFRS	Goodwill	Assets	Taxation	Pension	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m

Non-Current Assets
Goodwill and other intangible assets	225.7	211.9	(61.1)	—	—	—	376.5
Property, plant and equipment	287.5	—	—	—	—	—	287.5
Investment in associate	209.0	—	—	—	—	—	209.0
Available-for-sale investments	8.9	—	—	—	—	0.5	9.4
Deferred tax asset	336.7	—	—	(182.4)	—	—	154.3
Restricted cash and cash equivalents	14.9	—	—	—	—	—	14.9
Other non-current assets	34.6	—	—	—	(10.5)	21.3	45.4

Total Non-Current Assets	1,117.3	211.9	(61.1)	(182.4)	(10.5)	21.8	1,097.0

Current Assets
Inventory	39.0	—	—	—	—	—	39.0
Accounts receivable	191.6	—	—	—	—	—	191.6
Other current assets	15.4	—	—	—	—	—	15.4
Deferred tax asset	—	—	—	41.8	—	—	41.8
Income tax prepayment	3.1	—	—	(3.1)	—	—	—
Available-for-sale investments	2.0	—	—	—	—	—	2.0
Restricted cash and cash equivalents	208.2	—	—	—	—	—	208.2
Cash and cash equivalents	422.5	—	—	—	—	—	422.5

Total Current Assets	881.8	—	—	38.7	—	—	920.5

Total Assets	1,999.1	211.9	(61.1)	(143.7)	(10.5)	21.8	2,017.5

Non-Current Liabilities
Long-term debt	1,249.1	—	—	—	—	21.3	1,270.4
Other liabilities	40.1	—	—	—	19.9	—	60.0
Income tax payable	14.2	—	—	(3.1)	—	—	11.1

Total Non-Current Liabilities	1,303.4	—	—	(3.1)	19.9	21.3	1,341.5

Current Liabilities
Accounts payable	39.2	—	—	—	—	—	39.2
Accrued and other liabilities	235.5	—	—	—	—	—	235.5
Provisions	207.0	—	—	—	—	—	207.0

Total Current Liabilities	481.7	—	—	—	—	—	481.7

Total Liabilities	1,785.1	—	—	(3.1)	19.9	21.3	1,823.2

Shareholders’ Equity
Total Shareholders’ Equity	214.0	211.9	(61.1)	(140.6)	(30.4)	0.5	194.3

Total Shareholders’ Equity and Liabilities	1,999.1	211.9	(61.1)	(143.7)	(10.5)	21.8	2,017.5

Elan Corporation, plc 2010 Annual Report	179

Consolidated Balance Sheet
At 31 December 2009

			(B)
			Other
		(B)	Intangible	(C)	(D)	(F)
	IFRS	Goodwill	Assets	Taxation	Pension	Other	U.S. GAAP
	$m	$m	$m	$m	$m	$m	$m

Non-Current Assets
Goodwill and other intangible assets	263.3	212.5	(58.4)	—	—	—	417.4
Property, plant and equipment	292.8	—	—	—	—	—	292.8
Investment in associate	235.0	—	—	—	—	—	235.0
Available-for-sale investments	9.5	—	—	—	—	(0.8)	8.7
Deferred tax asset	344.1	—	—	(169.3)	—	—	174.8
Restricted cash and cash equivalents	14.9	—	—	—	—	—	14.9
Other non-current assets	23.4	—	—	—	(11.9)	23.5	35.0

Total Non-Current Assets	1,183.0	212.5	(58.4)	(169.3)	(11.9)	22.7	1,178.6

Current Assets
Inventory	53.5	—	—	—	—	—	53.5
Accounts receivable	192.4	—	—	—	—	—	192.4
Other current assets	29.0	—	—	—	—	—	29.0
Deferred tax asset	—	—	—	23.9	—	—	23.9
Income tax prepayment	3.0	—	—	(3.0)	—	—	—
Available-for-sale investments	7.1	—	—	—	—	—	7.1
Restricted cash and cash equivalents	16.8	—	—	—	—	—	16.8
Cash and cash equivalents	836.5	—	—	—	—	—	836.5

Total Current Assets	1,138.3	—	—	20.9	—	—	1,159.2

Total Assets	2,321.3	212.5	(58.4)	(148.4)	(11.9)	22.7	2,337.8

Non-Current Liabilities
Long-term debt	1,508.6	—	—	—	—	23.5	1,532.1
Other liabilities	47.8	—	—	(3.0)	16.2	—	61.0

Total Non-Current Liabilities	1,556.4	—	—	(3.0)	16.2	23.5	1,593.1

Current Liabilities
Accounts payable	52.4	—	—	—	—	—	52.4
Accrued and other liabilities	196.5	—	—	1.0	—	0.6	198.1
Provisions	0.6	—	—	—	—	(0.6)	—
Income tax payable	1.0	—	—	(1.0)	—	—	—

Total Current Liabilities	250.5	—	—	—	—	—	250.5

Total Liabilities	1,806.9	—	—	(3.0)	16.2	23.5	1,843.6

Shareholders’ Equity
Total Shareholders’ Equity	514.4	212.5	(58.4)	(145.4)	(28.1)	(0.8)	494.2

Total Shareholders’ Equity and Liabilities	2,321.3	212.5	(58.4)	(148.4)	(11.9)	22.7	2,337.8

180	Elan Corporation, plc 2010 Annual Report

U.S. GAAP Information

The principal differences between IFRS as adopted by the European Union and U.S. GAAP, as they apply to our financial statements, are as follows:

(A) Tysabri

Tysabri was developed and is now being marketed in collaboration with Biogen Idec. In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most development and commercialisation costs. Biogen Idec is responsible for manufacturing the product. In the United States, we purchase Tysabri from Biogen Idec and are responsible for distribution. Under U.S. GAAP, we record as revenue the net sales of Tysabri in the U.S. market. We purchase product from Biogen Idec as required at a price that includes the cost of manufacturing plus Biogen Idec’s gross profit on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales. Outside of the United States, Biogen Idec is responsible for distribution and, under U.S. GAAP, we record as revenue our share of the profit or loss on E.U. sales of Tysabri plus our directly incurred expenses on these sales.

Under IFRS, the Tysabri collaboration is a jointly controlled operation in accordance with IAS 31. A jointly controlled operation is an operation of a joint venture (as defined in IAS 31) that involves the use of the assets and other resources of the venturers rather than establishing a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer uses its own property, plant and equipment and carries its own inventories. It also incurs its own expenses and liabilities and raises its own finance, which represent its own obligations. Under IFRS, to account for our share of the Tysabri jointly controlled operation, we record our directly incurred expenses within operating expenses and we recognise as revenue our share of the collaboration profit from the sale of Tysabri, plus our directly incurred collaboration expenses related to these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.

There are no reconciling differences to total net loss or shareholders’ equity between IFRS and U.S. GAAP related to Tysabri. However, the amounts recorded for revenue and operating expenses related to the U.S. market differ under both standards due to the differing accounting principles for Tysabri sales. As described above, under U.S. GAAP we record as revenue the net sales of Tysabri in the U.S. market, whereas under IFRS we record as revenue our share of the collaboration profit on these sales plus our directly incurred collaboration expenses related to these sales. There are no differences between IFRS and U.S. GAAP for the amounts recorded related to sales outside of the United States.

(B) Goodwill and other intangible assets

The carrying value of goodwill is lower under IFRS than under U.S. GAAP, while conversely the carrying value of our other intangible assets is higher under IFRS than under U.S. GAAP, because of differences in our historical Irish generally accepted accounting principles (Irish GAAP) accounting for business combinations which have carried into our IFRS financial statements as part of the transitional arrangements. The higher carrying value for intangible assets other than goodwill gives rise to a higher amortisation charge under IFRS than under U.S. GAAP. Goodwill is not amortised under either IFRS or U.S. GAAP, but instead is subject to regular (at least annual) impairment testing.

The principal reason for a higher carrying value of intangible assets other than goodwill under IFRS is that under U.S. GAAP, the fair value of acquired IPR&D is expensed upon acquisition, whereas under Irish GAAP and IFRS, these amounts are capitalised as intangible assets.

In addition, a number of differences arose in the manner in which goodwill was previously written off when businesses were sold under Irish GAAP and U.S. GAAP, which caused the net carrying value of goodwill to be lower under IFRS than U.S. GAAP at 31 December 2010 and 2009. Under Irish GAAP, the goodwill arising from acquisition was written off on disposal, whereas under U.S. GAAP, the goodwill write-off on disposal was calculated proportionately based on the relative fair value of the disposed business to the total fair value of the reporting unit. Similarly, under U.S. GAAP a portion of the BioNeurology goodwill was allocated to the Prialt business upon its divestment to Azur and to the AIP upon the divestment of that business to Janssen AI in 2009 (because of these historic Irish GAAP differences, there is no carrying value for BioNeurology goodwill under IFRS), thus resulting in a lower gain (or higher loss) on divestment of these businesses under U.S. GAAP compared to IFRS. As we did not restate our historical business combinations in accordance with IFRS 3, “Business Combinations”, as permitted by IFRS 1, “First-time Adoption of International Financial Reporting Standards”, these differences remain in effect between U.S. GAAP and IFRS.

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(C) Taxation

There are different rules under IFRS and U.S. GAAP in relation to the recognition of DTAs associated with share-based compensation. DTAs are only recognised under either GAAP in relation to jurisdictions where tax deductions are available to the employer for equity grants given to employees (relevant employee equity awards). For example, such tax deductions are available in the United States but in general not in Ireland. Under U.S. GAAP, a DTA may be recognised for relevant employee equity awards only to the extent that a compensation expense has previously been recorded in relation to those awards. In contrast, under IFRS, a DTA may be recognised in relation to the tax effect of the full intrinsic value at the balance sheet date of all relevant employee equity awards expected to be exercised, regardless of whether or not a compensation expense has previously been recognised for those awards. Accordingly, the total DTA recognised under IFRS is substantially higher than under U.S. GAAP.

(D) Other net charges

The principal items classified as other charges include severance, restructuring and other costs; facilities and other asset impairment charges; legal settlements and awards; and intangible asset impairment charges. These items have been treated consistently from period to period. We believe that disclosure of significant other charges is meaningful because it provides additional information in relation to analysing certain items. Under IFRS, other net charges are recorded within their respective income statement line items. Under U.S. GAAP, they are recorded as a separate line item in the Consolidated Income Statement. In 2009, the gain on legal settlement that was presented separately in the Consolidated Income Statement under IFRS was included in other net charges under U.S. GAAP.

(E) Pensions

Under both IFRS and U.S. GAAP, actuarial gains and losses relating to defined benefit plans arise as a result of two factors: (a) experience adjustments due to differences between the previous actuarial assumptions and actual outcomes; and (b) changes in actuarial assumptions. At a minimum, actuarial gains and losses are required to be recognised in the income statement when the cumulative unrecognised amount thereof at the beginning of the period exceeds a ‘corridor’, which is 10% of the greater of the present value of the obligation and the fair value of the assets. Under both IFRS and U.S. GAAP, we amortise actuarial gains and losses in excess of the corridor on a straight-line basis over the expected remaining working lives of the employees in the plans.

Under IFRS, the unamortised net actuarial losses relating to our defined benefit plans that were not recognised in the income statement are classified as assets. Under U.S. GAAP, these unamortised net actuarial losses are recognised directly in shareholders’ equity. At 31 December 2010, the defined benefit plans had a total unfunded status (excess of the projected benefit obligations over the fair value of the plans’ assets) of $19.9 million (2009: $16.2 million) and total unamortised net actuarial losses of $30.4 million (2009: $28.1 million) based on the foreign exchange rate at the balance sheet date. Under IFRS, the unfunded status is netted off against the unamortised net actuarial losses resulting in a net pension asset of $10.5 million and $11.9 million at 31 December 2010 and 2009, respectively. Under U.S. GAAP, the unfunded status is recognised as a long-term liability on the balance sheet, and the unamortised net actuarial losses are recognised as a reduction to shareholders’ equity. Consequently, a reconciling difference of $30.4 million to shareholders’ equity arises at 31 December 2010 (2009: $28.1 million), reflecting this difference in classification of the unamortised net actuarial losses between IFRS (assets) and U.S. GAAP (shareholders’ equity).

(F) Other

The primary components of the other reconciling items in the balance sheet relate to provisions and unamortised financing costs. Under IFRS, provisions are disclosed separately on the balance sheet whereas under U.S. GAAP, these reserves are included within accrued and other liabilities. Under IFRS, deferred transaction costs are netted off against the aggregate principal amount of the related debt in liabilities whereas under U.S. GAAP, these deferred costs are presented as assets in the balance sheet.

182	Elan Corporation, plc 2010 Annual Report

Shareholders’ Information

We have not paid cash dividends on our Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of our board of directors. The recommendations of the board of directors will depend upon the earnings, capital requirements and financial condition of the Company and other relevant factors. Although we do not anticipate that we will pay any cash dividends on our Ordinary Shares in the foreseeable future, the Company expects that its board of directors will review the dividend policy on a regular basis. Dividends may be paid on the Executive Shares and “B” Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and “B” Executive Shares, please refer to Note 27 to the Consolidated Financial Statements.

Nature of Trading Market

The principal trading markets for our Ordinary Shares is the Irish Stock Exchange (ISE). Our American Depositary Shares (ADSs), each representing one Ordinary Share and evidenced by ADRs, are traded on the New York Stock Exchange (NYSE) under the symbol “ELN”. The ADR depositary is The Bank of New York Mellon.

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The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the ISE and the high and low sales prices of the ADSs, as reported in published financial sources:

	€0.05 Ordinary		American Depositary
	Shares		Shares(1)

	High	Low	High	Low

Year Ended 31 December	(€)		($)
2006	14.90	10.27	19.21	12.50
2007	16.89	9.04	24.52	11.98
2008	23.47	4.02	36.82	5.36
2009	6.37	3.42	8.70	5.00
2010	6.04	3.48	8.18	4.33
Quarter
2009

Quarter 1	6.37	3.79	8.70	5.00
Quarter 2	5.90	4.10	8.36	5.53
Quarter 3	5.85	4.71	8.13	6.65
Quarter 4	4.75	3.42	6.89	5.02
2010

Quarter 1	5.72	4.66	8.12	6.65
Quarter 2	6.04	3.70	8.18	4.50
Quarter 3	4.13	3.48	5.75	4.33
Quarter 4	4.71	3.88	6.15	5.08
Month Ended

August 2010	4.05	3.48	5.43	4.33
September 2010	4.13	3.53	5.75	4.42
October 2010	4.40	3.91	6.15	5.36
November 2010	4.25	3.90	5.88	5.15
December 2010	4.71	3.88	6.04	5.08
January 2011	5.38	4.33	7.11	5.83
February 2011	5.16	4.61	6.98	6.26

(1)	An ADS represents one Ordinary Share, par value €0.05.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as us. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving the late Slobodan Milosevic and associated persons, Burma (Myanmar), Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Usama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Libya, Sudan, Somalia, Tunisia, Republic of Guinea, Zimbabwe, certain known terrorists and

184	Elan Corporation, plc 2010 Annual Report

Shareholders’ Information

terrorist groups, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country that is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. We do not anticipate that orders under the Financial Transfers Act, 1992 or United Nations sanctions implemented into Irish law will have a material effect on our business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include ADSs representing such Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder’s decision to purchase, hold or dispose of our Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 18 March 2011 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder’s particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a “U.S. Holder” is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

We are a public limited company incorporated and resident for tax purposes in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. Trading income of an Irish company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish company e.g. interest income, rental income or other passive income, is taxable at a rate of 25%. Previously, income from a qualifying patent was disregarded for Irish tax purposes up to a cap of €5 million per annum. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention that is the subject of the patent were carried out in an European Economic Area state. This relief was withdrawn on 24 November 2010. In addition, manufacturing profits of an Irish company were subject to a reduced tax rate of 10%; however this relief was withdrawn with effect from 1 January 2011. Any future manufacturing profits from an Irish trade will now be taxable at the 12.5% tax rate referred to above.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by us other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in Ireland or in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in Ireland or in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Elan Corporation, plc 2010 Annual Report	185

Holders of our ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Ordinary Shares will be and, in the case of our warrants or American Depositary Warrant Shares (ADWSs) representing such warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 25% above a tax-free threshold. This tax-free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where warrants, ADWSs, ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty will be payable by U.S. Holders on the issue of ADSs, Ordinary Shares or ADWSs of Elan. Under current Irish law, no stamp duty will be payable on the acquisition of ADWSs or ADSs by persons purchasing such ADWSs or ADSs, or on any subsequent transfer of an ADWS or ADS of Elan. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares that are not liable to duty at the rate of 1% are exempt. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including our Annual Report on Form 20-F for the fiscal year ended 31 December 2010 and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents that were filed or submitted after 4 November 2002 on the SEC’s EDGAR system are available for retrieval on the website maintained by the SEC at www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

186	Elan Corporation, plc 2010 Annual Report

Shareholders’ Information

Copies of our Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at our principal executive offices. Our Memorandum and Articles of Association are filed with the SEC as Exhibit 1.1 of our Annual Report on Form 20-F filed with the SEC on 24 February 2011. You may also inspect or obtain a copy of our Memorandum and Articles of Association using the procedures prescribed above.

Electronic Communications

Following the introduction of the Transparency Regulations we provide this Annual Report to shareholders electronically via our website, www.elan.com, and only send a printed copy to those shareholders that specifically request one. Holders of Ordinary Shares who wish to change the method by which they receive communications should contact our Registrar.

Elan Corporation, plc 2010 Annual Report	187

Risk Factors

You should carefully consider all of the information set forth in this Annual Report, including the following risk factors, when investing in our securities. The risks described below are not the only ones that we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. We could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

We are substantially dependent on revenues from Tysabri.

Our current and future revenues depend upon continued sales of our only marketed product Tysabri, which represented approximately 62% of our total revenues during 2010. Although we continue to discover and develop additional products for commercial introduction, we may be substantially dependent on sales from Tysabri for many years. Any negative developments relating to Tysabri, such as safety or efficacy issues, the introduction or greater acceptance of competing products, including biosimilars, or adverse regulatory or legislative developments may reduce our revenues and adversely affect our results of operations. New competing products for use in MS are beginning to enter the market and if they have a similar or more attractive profile in terms of efficacy, convenience or safety, future sales of Tysabri could be limited, which would reduce our revenues.

Tysabri’s sales growth cannot be certain given the significant restrictions on use and the significant safety warnings in the label, including the risk of developing PML, a serious brain infection. The risk of developing PML increases with prior immunosuppressant use, which may cause patients who have previously received immunosuppressants or their physicians to refrain from using or prescribing Tysabri. The risk of developing PML also increases with longer treatment duration, with limited experience beyond four years. This may cause prescribing physicians or patients to suspend treatment with Tysabri. Increased incidences of PML could limit sales growth, prompt regulatory review, require significant changes to the label or result in market withdrawal. Additional regulatory restrictions on the use of Tysabri or safety-related label changes, including enhanced risk management programmes, whether as a result of additional cases of PML or otherwise, may significantly reduce expected revenues and require significant expense and management time to address the associated legal and regulatory issues. In addition, ongoing or future clinical trials involving Tysabri and efforts at stratifying patients into groups with lower or higher risk for developing PML, including evaluating the potential clinical utility of a JC virus (JCV) antibody assay, may have an adverse impact on prescribing behaviour and reduce sales of Tysabri.

Our long-term success depends upon the successful development and commercialisation of other product candidates.

Our long-term viability and growth will depend upon the successful discovery, development and commercialisation of other products from our R&D activities, including bapineuzumab, which is being developed by Johnson & Johnson and Pfizer and in which we retain an approximate 25% economic interest. Product development and commercialisation are very expensive and involve a high degree of risk. Only a small number of R&D programmes result in the commercialisation of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Even if later stage clinical trials are successful, product candidates may not receive marketing approval if regulatory authorities disagree with our view of the data or require additional studies.

We settled with the U.S. government with respect to its investigation of the marketing practices concerning our former Zonegran product which required us to pay $203.5 million in criminal and civil fines and penalties in March 2011 and take other actions that could have a material adverse effect on us.

In December 2010, we finalised the agreement-in-principle with the U.S. Attorney’s Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In March 2011, we paid $203.5 million pursuant to the terms of a global settlement of all U.S. federal and related state Medicaid claims. In addition, we pleaded guilty to a misdemeanor violation of the U.S. Federal FD&C Act and entered into a Corporate Integrity Agreement with the

188	Elan Corporation, plc 2010 Annual Report

Risk Factors

Office of Inspector General of the Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. This resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As at 31 December 2010, we had $1,285.0 million of debt falling due in December 2013 ($460.0 million) and October 2016 ($825.0 million). At such date, we had total cash and cash equivalents, restricted cash and cash equivalents, and available-for-sale investments of $452.8 million, excluding an additional $203.7 million held in an escrow account in relation to the Zonegran settlement. Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including continuing to successfully commercialise Tysabri, we may need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programmes, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could adversely affect us.

The agreements governing our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	Incur additional debt;

•	Create liens;

•	Enter into transactions with related parties;

•	Enter into some types of investment transactions;

•	Engage in some asset sales or sale and leaseback transactions;

•	Pay dividends or buy back our ordinary shares; and

•	Consolidate, merge with, or sell substantially all our assets to another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

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We depend on Johnson & Johnson, in addition to Pfizer, for the clinical development and potential commercialisation of bapineuzumab and any other AIP products.

On 17 September 2009, Janssen AI, a newly formed subsidiary of Johnson & Johnson, completed the acquisition of substantially all of our assets and rights related to the AIP. In addition, Johnson & Johnson, through its affiliate Janssen Pharmaceutical, invested $885.0 million in exchange for newly issued ADRs of Elan, representing 18.4% of our outstanding Ordinary Shares at the time. Johnson & Johnson also committed to fund up to $500.0 million towards the further development and commercialisation of the AIP to the extent the funding is required by the collaboration. As at 31 December 2010, the remaining balance of the Johnson & Johnson $500.0 million funding commitment was $272.0 million (2009: $451.0 million), which reflects the $179.0 million utilised in 2010 (2009: $49.0 million). Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funding commitment will be funded by Elan and Johnson & Johnson in proportion to their respective shareholdings up to a maximum additional commitment of $400.0 million in total. Based on current spend levels, we anticipate that we may be called upon to provide funding to Janssen AI commencing in 2012. In the event that further funding is required beyond the $400.0 million, such funding will be on terms determined by the board of Janssen AI, with Johnson & Johnson and Elan having a right of first offer to provide additional funding. In the event that either an AIP product reaches market and Janssen AI is in a positive operating cash flow position, or the AIP is terminated before the initial $500.0 million funding commitment has been spent, Johnson & Johnson is not required to contribute the full $500.0 million. We refer to these transactions as the “Johnson & Johnson Transaction” in this Annual Report.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth (which has been acquired by Pfizer) and associated business, which primarily constituted intellectual property, to Janssen AI. While we have a 49.9% interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. Our financial interest in the AIP collaboration has been reduced from approximately 50% to approximately 25%. The success of the AIP collaboration will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. The failure of Johnson & Johnson to pursue the development and commercialisation of AIP products in the same manner we would have pursued such development and commercialisation could materially and adversely affect us.

Future returns from the Johnson & Johnson transaction are dependent, in part, on the successful development and commercialisation of bapineuzumab and other potential AIP products.

Under the terms of the Johnson & Johnson Transaction we are entitled to receive 49.9% of Janssen AI’s future profits and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. Royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to Johnson & Johnson’s (up to) $500.0 million investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is successfully developed and commercialised, we may not receive any profit or royalty payments from Janssen AI.

Our industry is highly competitive.

Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than us. We also compete with smaller research companies and generic and biosimilar drug manufacturers. In addition, our collaborator on Tysabri, Biogen Idec, markets a competing MS therapy, Avonex®.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic or biosimilar products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products (in particular, from oral therapies approved or filed for U.S. and European approvals or under development). If these products have a similar or more attractive overall profile in terms of efficacy, convenience and safety, future sales of Tysabri could be limited.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

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Generic and biosimilar competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge less for a competing version of a product. MCOs typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic or biosimilar products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of products, has had and may have a material and adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic or biosimilar products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our product.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our product or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our product or require us to obtain a license and pay significant fees or royalties in order to continue selling our product.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management. Our competitors may sue us or our collaborators as a means of delaying the introduction of products, or to extract royalties against our marketed product Tysabri. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our product and cost us substantial sums of money.

If there are significant delays in the manufacture or supply of Tysabri or in the supply of raw materials for Tysabri, then sales of Tysabri could be materially and adversely affected.

We do not manufacture Tysabri. Our dependence upon Biogen Idec for the manufacture of Tysabri may result in unforeseen delays or other problems beyond our control. For example, if Biogen Idec is not in compliance with current good manufacturing practices (cGMP) or other applicable regulatory requirements, then the supply of Tysabri could be

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materially and adversely affected. If Biogen Idec experiences delays or difficulties in producing Tysabri, then sales of Tysabri could be materially and adversely affected. Biogen Idec requires supplies of raw materials for the manufacture of Tysabri. Biogen Idec does not have dual sourcing of all required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of Tysabri.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialise products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organisations, such as health maintenance organisations (HMOs), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favourably, then they may not prescribe our products. Third party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The Obama Administration and the Congress in the United States have significantly changed U.S. healthcare law and regulation, which may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, MCOs, HMOs, preferred provider organisations, institutions and other government agencies continue to seek price discounts. Further, some states in the United States have proposed and some other states have adopted various programmes to control prices for their seniors’ and low-income drug programmes, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback, bribery and false claims laws in the United States and elsewhere.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback, bribery and false claims statutes. The federal healthcare programme anti-kickback statute prohibits, among other things, knowingly and wilfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programmes. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programmes for the product. Additionally, we and other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. We are now operating under a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the

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Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programmes, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programmes, criminal fines, and imprisonment.

In addition, our international operations are subject to regulation under U.S. law. For example, the Foreign Corrupt Practices Act (FCPA) prohibits U.S. companies and their representatives from offering, promising, authorising or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA, and in the European Union, the European Medicines Agency (EMA) regulate the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licences, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including by the EMA for the European Union. Any finding by the FDA, the EMA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA, the EMA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our product supply.

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Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate programme or other governmental pricing programmes, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate programme, as well as several state rebate programmes. Under the federal and state Medicaid rebate programmes, we pay a rebate to each state for a product that is reimbursed by those programmes. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

For manufacturers of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programmes. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the programme impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in programme interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate programme extend comparable discounts to qualified purchasers under the PHS’s pharmaceutical pricing programme. This pricing programme extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as outpatient utilisation at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (ASP) for Tysabri, which is covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for Tysabri within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants. Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for Tysabri. These prices are used to set pricing for purchases by the military arm of the government. These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of products. Any person who is injured while using our product, or products that we are responsible for, may have a product liability claim against us. Since we distribute a product to a wide number of end users, the risk of such claims could be material. Persons who participate in our clinical trials may also bring product liability claims. We are a defendant in product liability actions related to products that Elan marketed.

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Risk Factors

Excluding any self-insured arrangements, we do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $190.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our product increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgement against us.

We and some of our officers and directors have been named as defendants in five putative class action lawsuits filed in the U.S. District Court for the Southern District of New York in 2008. The cases have been consolidated. The plaintiffs’ Consolidated Amended Complaint was filed on 17 August 2009, and alleges claims under the U.S. federal securities laws and seeks damages on behalf of all purchasers of our stock during periods ranging between 21 May 2007 and 21 October 2008. The complaints allege that we issued false and misleading public statements concerning the safety and efficacy of bapineuzumab. We have filed a Motion to Dismiss the Consolidated Amended Complaint. In July 2010, a second securities case was filed in the U.S. District Court for the Southern District of New York, as a “related case” to the existing 2008 matter, by purchasers of Elan call options during the period of June and July 2008. Adverse results in these lawsuits or in any litigation to which we are a party could have a material adverse affect on us.

Our sales and operations are subject to the risks of fluctuations in currency exchange rates.

A substantial portion of our operations are in Ireland and three of the major markets for Tysabri are Germany, France and Italy. As a result, changes in the exchange rate between the U.S. dollar and the euro can have significant effects on our results of operations.

Provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•	Our collaboration agreement with Biogen Idec provides Biogen Idec with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until 17 September 2014, pursuant to which, subject to limited exceptions, they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan;

•	The Corporate Integrity Agreement that we entered into with the U.S. government with respect to the settlement of the Zonegran matter contains provisions that may require any acquirer to assume the obligations imposed by the Corporate Integrity Agreement, which may limit our attractiveness to a potential acquirer; and

•	Under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

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Operating Environment

The U.S. market is our most important market. Refer to Note 5 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as Government Regulation and Product Approval, place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of 10 years.

Governmental authorities, including the FDA and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products; the refusal of the government to enter into supply contracts; or the refusal to approve pending product approval applications for drugs, biological products or medical devices until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

The pricing of pharmaceutical products is regulated in many countries and the mechanism of price regulation varies. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, it is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In December 2010, we resolved all aspects of the U.S. Department of Justice’s investigation of sales and marketing practices for Zonegran, an antiepileptic prescription medicine that we divested in 2004. In March 2011, we paid $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims. We held $203.7 million in an escrow account at 31 December 2010 to cover the settlement amount. During 2010, we recorded a $206.3 million provision charge for the settlement, interest and related costs. As part of the agreement, our subsidiary EPI, has pleaded guilty to a misdemeanor violation of the FD&C Act and we have entered into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services to promote our compliance with the requirements of U.S. federal healthcare programmes and the FDA. If we materially fail to comply with the requirements of U.S. federal healthcare programmes or the FDA, or otherwise materially breach the terms of the Corporate Integrity Agreement, such as by a material breach of the compliance programme or reporting obligations of the Corporate Integrity Agreement, severe sanctions could be imposed upon us. The resolution of the Zonegran investigation could give rise to other investigations or litigation by state government entities or private parties.

Product Approval

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application before human testing may proceed.

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Operating Environment

The clinical trial process can take three to ten years or more to complete, and there can be no assurance that the data collected will demonstrate that the product is safe or effective or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, which must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede or prevent marketing authorisation.

The results of the preclinical and clinical testing, along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as an NDA or a Biologics License Application (BLA). In certain cases, an ANDA can be filed in lieu of filing an NDA.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by us are also subject to FDA approval and ongoing regulation.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for E.U. countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States, these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to cGMP requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians. Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended.

The FCPA prohibits U.S. companies and their representatives from offering, promising, authorising or making payments to foreign officials for the purpose of obtaining or retaining business abroad. In many countries, the healthcare professionals we interact with may meet the definition of a foreign government official for purposes of the FCPA. Failure to comply with domestic or foreign laws could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, the imposition of civil or criminal sanctions and the prosecution of executives overseeing our international operations.

Manufacturing

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application for such product. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product and determines that the facility is in compliance with cGMP requirements.

At 31 December 2010, we employed 478 people in our manufacturing and supply activities, with just over 70% of these in Athlone, Ireland. This facility is our primary location for the manufacture of oral solid dosage products, including instant, controlled release and oral nano particulate products. Additional dosage capabilities may be added as required to support future product introductions. Our facility in Gainesville, Georgia, United States, provides additional Oral Controlled

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Release (OCR) dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. There are FDA regulations governing the production of pharmaceutical products. Our facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations.

During 2010, the extent of utilisation of our manufacturing facilities was approximately 30% of our total productive capacity. This capacity underutilisation principally relates to our Athlone, Ireland, facility.

Patents and Intellectual Property Rights

Our competitive position depends on our ability to obtain patents on our technologies and products, to defend our patents, to protect our trade secrets and to operate without infringing the valid patents or trade secrets of others. We own or license a number of patents in the United States and other countries. These patents cover, for example:

•	Pharmaceutical active ingredients, products containing them and their uses;

•	Pharmaceutical formulations; and

•	Product manufacturing processes.

Tysabri is covered by a number of issued patents and pending patent applications in the United States and many other countries. We have a basic U.S. patent, which expires in 2017, for Tysabri covering the humanised antibody and its use to treat MS. Additional U.S. patents and patent applications of Elan and/or our collaborator Biogen Idec that cover (i) the use of Tysabri to treat irritable bowel disease and a variety of other indications and (ii) methods of manufacturing Tysabri, generally expire between 2012 and 2023. Outside the United States, patents and patent applications on the product and methods of manufacturing the product generally expire between 2014 and 2020, and may be subject to additional patent protection until 2020 in the nature of Supplementary Protection Certificates. International patents and patent applications covering methods of treatment using Tysabri generally expire between 2012 and 2020.

In addition to our Tysabri collaboration with Biogen Idec, we have entered into licences covering intellectual property related to Tysabri. We pay royalties under these licences based upon the level of Tysabri sales. We may be required to enter into additional licences related to Tysabri intellectual property. If these licences are not available, or are not available on reasonable terms, we may be materially and adversely affected.

The earliest U.S. patents covering the NanoCrystal technology were issued on applications dating from January 1991 and, accordingly, expired in January 2011. The earliest patents covering the NanoCrystal technology in the ROW expire in some countries in 2012. We have more than 1,400 additional patents and patent applications covering aspects of the NanoCrystal technology in the United States and the ROW.

Competition

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than we have. We also compete with smaller research companies and generic drug and biosimilar manufacturers.

Tysabri, a treatment for relapsing forms of MS, competes primarily with Avonex marketed by our collaborator Biogen Idec, Betaseron® marketed by Berlex (an affiliate of Bayer Schering Pharma AG) in the United States and sold under the name Betaferon® by Bayer Schering Pharma in Europe, Rebif® marketed by Merck Serono and Pfizer in the United States and by Merck Serono in Europe, and Copaxone® marketed by Teva Neurosciences, Inc. in the United States and co-promoted by Teva and Sanofi-Aventis in Europe. In addition, in September 2010, the FDA approved Novartis AG’s Gilenyatm, an oral treatment for relapsing MS. Additional oral treatments for MS are awaiting regulatory approval or are under development. Many companies are working to develop new therapies or alternative formulations of products for MS that, if successfully developed, would compete with Tysabri.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products or biosimilars. Generic competitors have challenged existing patent protection for some of the products from which we earn manufacturing or

198	Elan Corporation, plc 2010 Annual Report

Operating Environment

royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Governmental and other pressures toward the dispensing of generic products or biosimilars may rapidly and significantly reduce, slow or reverse the growth in, sales and profitability of any product not protected by patents or regulatory exclusivity, and may adversely affect our future results and financial condition. The launch of competitive products, including generic or biosimilar versions of our products, has had and may have a material adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially and adversely affected.

Distribution

We sell Tysabri primarily to drug wholesalers. Our revenue reflects, in part, the demand from these wholesalers to meet the in-market consumption of Tysabri and to reflect the level of inventory that Tysabri wholesalers carry. Changes in the level of inventory can directly impact our revenue and could result in our revenue not reflecting in-market consumption of Tysabri. We often manufacture our drug delivery products for licensees and distributors, but do not engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are generally available in quantities adequate to meet the needs of our business. We are dependent on Biogen Idec to manufacture Tysabri. An inability to obtain raw materials or product supply could have a material adverse impact on our business, financial condition and results of operations.

Employees

As at 31 December 2010, we had 1,219 employees worldwide, of whom 475 were engaged in R&D activities, 478 were engaged in manufacturing and supply activities, 34 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

Property, plant and equipment

We consider that our properties are in good operating condition and that our machinery and equipment have been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities adequate for current and projected needs.

For additional information, refer to Note 18 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings and plant and equipment; Note 31 to the Consolidated Financial Statements, which discloses future minimum rental commitments; Note 32 to the Consolidated Financial Statements, which discloses capital commitments for the purchase of property, plant and equipment; and the Liquidity and Capital Resources section of the Financial Review which discloses our capital expenditures.

The following table lists the location, ownership interest, use and approximate size of our principal properties:

		Size
Location and Ownership Interest	Use	(Sq. Ft.)

Owned: Athlone, Ireland	R&D, manufacturing and administration	463,000
Owned: Gainesville, GA, USA	R&D, manufacturing and administration	89,000
Leased: South San Francisco, CA, USA	R&D, sales and administration	446,000	(1)(2)
Leased: King of Prussia, PA, USA	R&D, manufacturing, sales and administration	113,000
Leased: Dublin, Ireland	Corporate administration	41,000

(1)	Approximately 62,700 square feet of laboratory and office space in South San Francisco, which was no longer being utilised by our R&D, sales and administrative functions is sublet to Janssen AI and is included in the 446,000 square feet noted above.

(2)	In November 2010, we entered into a lease agreement for an additional building in South San Francisco which is being utilised for our Neotope R&D function. The square footage for this building is approximately 26,000 square feet and is included in the 446,000 square feet noted above.

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Trademarks

The following trademarks appearing in this publication are owned by or licensed to the Company:

•	CODAS® Technology

•	IPDAS® Technology

•	MXDAS® Technology

•	NanoCrystal® Technology

•	Naprelan® (naproxen sodium controlled-release) tablets

•	Neotope ApproachTM

•	SODAS® Technology

•	Tysabri® (natalizumab)

•	Verelan® (verapamil) capsules

Third-party trademarks appearing in this publication are:

•	Abraxane® (paclitaxel)

•	Ampyra® (dalfampridine) extended release tablets

•	Avinza® (morphine sulfate extended-release) capsules

•	Avonex® (interferon beta-1A)

•	Azactam® (aztreonam for injection, USP)

•	Betaferon® (interferon beta-1b)

•	Betaseron® (interferon beta-1b)

•	Copaxone® (glatiramer acetate injection)

•	Emend® (aprepitant)

•	Fampyra® (prolonged-release fampridine) tablets

•	Focalin® XR (dexmethylphenidate)

•	Gilenyatm (fingolimod) capsules

•	Invega® Sustenna® (paliperidone palmitate)

•	Luvox CR® (fluvoxamine maleate)

•	Maxipime® (cefepime hydrochloride) for injection

•	Megace® ES (megastrol acetate)

•	Morphelan® (morphine)

•	Prialt® (ziconotide intrathecal infusion)

•	Rapamune® (sirolimus)

•	Rebif® (interferon beta-1a)

•	Ritalin LA® (methylphenidate hydrochloride) tablets

•	Skelaxin® (metaxalone) tablets

•	TriCor®145 (fenofibrate) tablets

•	Xeplion® (paliperidone palmitate)

•	Zanaflex® (tizanidine)

•	Zonegran® (zonisamide) capsules

200	Elan Corporation, plc 2010 Annual Report

Corporate Information

Corporate Information

Elan Corporation, plc, is an Irish registered company with its primary listing on the ISE. Our ADSs are listed on the NYSE (Symbol: ELN). Each ADS represents one Ordinary Share.

Registered Office

Treasury Building
Lower Grand Canal Street
Dublin 2,
Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

David Marshall
Vice President, Investor Relations
Tel: 353-1-709-4444
Fax: 353-1-709-4108
Email: david.marshall@elan.com

Chris Burns
Senior Vice President, Investor Relations
Tel:1-800-252-3526
Fax: 1-617-217-2577
Email: chris.burns@elan.com

Registrar for Ordinary Shares

Computershare Investor Services (Ireland) Limited
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-447-5107
Fax: 353-1-216-3151
Website: www.investorcentre.ie

Depositary for ADSs

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA 15252-8516
USA
Tel: 1-866-246-9032
Tel: 1-201-680-6825
E-Mail: shrrelations@bnymellon.com
Website: www/bnymellon.com/shareowner

Internet Website

Information on the Company is available online via the Internet at our website, www.elan.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our Form 20-F are available on our website.

Elan Corporation, plc 2010 Annual Report	201

Glossary and Acronyms

Glossary

401(k) plan — A type of defined contribution retirement savings plan for U.S. employees.

Abbreviated New Drug Application (ANDA) — An application for a U.S. generic drug approval for an existing licensed medication or approved drug.

ACC-001 — An experimental vaccine for the treatment of Alzheimer’s disease that is being developed as part of the AIP. The ACC-001 approach is intended to induce a highly specific antibody response to beta amyloid. The goal is to clear beta amyloid while minimising side effects such as inflammation of the central nervous system. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Alzheimer’s disease — A progressive neurologic disease of the brain that leads to the loss of neurons and dementia. The clinical hallmarks of Alzheimer’s disease are progressive impairment in memory, judgement, decision making, orientation to physical surroundings, and language.

Amyloid precursor protein (APP) — A protein expressed in many tissues and concentrated in the synapses of neurons. Its primary function is not known, although it has been implicated as a regulator of synapse formation and neural plasticity. APP is best known and most commonly studied as the precursor molecule involved in the generation of beta amyloid, a peptide that is the primary component of amyloid plaques found in the brains of Alzheimer’s disease patients.

American Depositary Receipts (ADRs) — Certificates issued by a depositary (generally a U.S. bank) that evidence ownership of American Depositary Shares. ADRs allow U.S. investors to easily purchase shares in non-U.S. companies.

American Depositary Shares (ADSs) — Shares issued by a depositary (generally a U.S. bank) representing shares of a non-U.S. company that are traded on a U.S. stock exchange. ADSs afford the holder the rights and benefits associated with direct ownership.

Autoimmune disease — A disease in which the body’s immune system loses its ability to recognise some tissue or system within the body as “self” and targets and attacks it as if it were foreign.

Bapineuzumab (AAB-001) — An experimental humanised monoclonal antibody delivered intravenously that is being studied as part of the AIP as a potential treatment for mild to moderate Alzheimer’s disease. As part of the Johnson & Johnson Transaction in September 2009, Janssen AI acquired substantially all of the assets and rights related to AIP. We have retained an approximate 25% economic interest in the AIP.

Beta amyloid (Aß) — A peptide that is the main constituent of amyloid plaques in the brains of Alzheimer’s disease patients. Similar plaques appear in some variants of Lewy body dementia and in inclusion body myositis, a muscle disease. Aß also forms aggregates coating cerebral blood vessels in cerebral amyloid angiopathy. These plaques are composed of a tangle of regularly ordered fibrillar aggregates called amyloid fibres, a protein fold shared by other peptides such as prions associated with protein misfolding diseases.

Beta amyloid immunotherapy — A treatment of Alzheimer’s disease by inducing or enhancing the body’s own immune system to manufacture anti beta amyloid antibodies that may attach to amyloid and clear it from the brain. This, in turn, appears to reduce the build-up of beta amyloid in the brain tissue of patients.

Beta secretase — A protease (enzyme that breaks down other proteins) that, along with gamma secretase, appears to clip APP, resulting in the formation of beta amyloid. Inhibiting beta secretase might thus change the pathology of Alzheimer’s disease, by interfering with a key step in the production of amyloid plaques.

Biologics License Application (BLA) — In the United States, biological products are approved for marketing under the provisions of the Public Health Service Act. This Act requires a firm that manufactures a biologic for sale in U.S. interstate commerce to hold a licence for the product. A BLA is a submission that contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a licence is issued allowing the firm to market the product.

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Glossary and Acronyms

Clinical trial — One of the final stages in the collection of data (for drug approval prior to commercialisation) in which the new drug or biologic product is tested in human subjects. Used to collect data on effectiveness, safety and required dosage.

Crohn’s disease — A chronic and progressive inflammatory disease of the human gastrointestinal tract. The disease usually causes diarrhoea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short-term and long-term complications.

Defined benefit plan — An employer-sponsored retirement savings plan where employee retirement benefits are determined based upon a formula, using factors such as salary history and duration of employment. Investment risk and portfolio management are the responsibility of the company.

Defined contribution plan — A retirement savings plan where employee retirement benefits are determined based upon the investment performance of the invested funds.

Discovery — Scientific research conducted with the aim of developing a drug for a specific disease or medical condition.

ELND005 — A small molecule therapeutic being studied for the treatment of Alzheimer’s disease in collaboration with Transition Therapeutics that may act by breaking down and preventing the aggregation of beta amyloid fibrils.

Gamma secretase — A protease (enzyme that breaks down other proteins) that, along with beta secretase, appears to clip APP, resulting in the formation of beta amyloid. Inhibiting gamma secretase might thus change the pathology of Alzheimer’s disease, by interfering with a key step in the production of amyloid plaques.

London Interbank Offer Rate (LIBOR) — A daily reference rate based on the interest rates at which banks offer to lend unsecured funds to other banks in the London wholesale money market.

Medicare — A social insurance programme administered by the U.S. government, providing health insurance coverage to people who are aged 65 and over, or who meet other special criteria such as people with disabilities or other specific medical conditions.

Medicaid — A U.S. health programme for people and families with low incomes and resources. It is a means-tested programme that is jointly funded by the state and federal governments.

Multiple sclerosis (MS) — A disease in which the human body’s immune cells attack myelin (the “insulation” that surrounds nerve fibres in the spinal chord and brain) and the body’s acetyl choline receptors. This leads to recurrent muscle weakness, loss of muscle control and (potentially) eventual paralysis.

NanoCrystal technology — A drug optimisation technology of Elan applicable to poorly water-soluble compounds.

Neurodegenerative disease — A condition in which cells of the brain and spinal chord are lost. The brain and spinal chord are composed of neurons that do different functions such as controlling movements, processing sensory information and making decisions. Cells of the brain and spinal chord are not readily regenerated en masse, so excessive damage can be devastating. Neurodegenerative diseases result from deterioration of neurons or their myelin sheath, which over time will lead to dysfunction and disabilities.

New Drug Application (NDA) — The licence application in the United States through which drug sponsors formally propose that the FDA approve a new non-biological pharmaceutical for sale and marketing. A new biological product is approved under a BLA.

Parkinson’s disease — A progressive degenerative neurological movement disorder that destroys nerve cells in the part of the brain responsible for muscle control and movement. This creates problems walking and maintaining balance and coordination in patients diagnosed with the disease.

Patent — A government licence that gives the holder exclusive rights to a process, design or new invention for a designated period of time.

Phase 1 clinical testing — Clinical studies to test the safety profile of drugs in humans.

Phase 2 clinical testing — Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety.

Elan Corporation, plc 2010 Annual Report	203

Phase 3 clinical testing — Large-scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety.

Placebo — An inert compound identical in appearance to material being tested in experimental research, which may or may not be known to the physician or patient, administered to distinguish between drug action and suggestive effect of the material under study.

Preclinical — Animal studies and laboratory tests to evaluate safety and efficacy, demonstrate activity of a product candidate and identify its chemical and physical properties.

Progressive multifocal leukoencephalopathy (PML) — A rare and potentially fatal demyelinating disease of the central nervous system.

Tysabri — An alpha 4 integrin antagonist designed to inhibit immune cells from leaving the blood stream and to prevent those immune cells from migrating into chronically inflamed tissue where they may cause or maintain inflammation.

Acronyms

2006 LTIP	Elan Corporation, plc 2006 Long Term Incentive Plan
7.75% Notes	7.75% senior fixed rate notes due 15 November 2011 (no longer outstanding)
8.75% Notes issued October 2009	8.75% senior fixed rate notes due 15 October 2016 that were issued in October 2009
8.75% Notes issued August 2010	8.75% senior fixed rate notes due 15 October 2016 that were issued in August 2010
8.75% Notes	The 8.75% Notes issued October 2009, together with the 8.75% Notes issued August 2010
8.875% Notes	8.875% senior fixed rate notes due 1 December 2013
ACT-AD	Accelerate Cure/Treatments for Alzheimer’s Disease
ADDF	Alzheimer’s Drug Discovery Foundation
ADHD	Attention Deficit Hyperactivity Disorder
ADR	American Depositary Receipt
ADS	American Depositary Share
ADCS-ADL	Alzheimer’s Disease Cooperative Study-Activities of Daily Living
ADWS	American Depositary Warrant Share
AGM	Annual General Meeting
AIP	Alzheimer’s Immunotherapy Program
AL	Amyloid light chain
AMT	Alternative Minimum Tax
ANDA	Abbreviated New Drug Application
APP	Amyloid precursor protein
ARS	Auction rate securities
ASI	Alzheimer’s Society of Ireland
ASP	Average sales price
BACE	Beta-site of APP Cleaving Enzyme
BLA	Biologics License Application
CAGR	Compound annual growth rate
CEO	Chief Executive Officer
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practice
CHMP	Committee for Medicinal Products for Human Use
CODAS	Chronotherapeutic Oral Drug Absorption System
CODM	Chief operating decision maker
CSF	Cerebrospinal fluid
DEA	U.S. Drug Enforcement Administration
DTA	Deferred tax asset

204	Elan Corporation, plc 2010 Annual Report

Glossary and Acronyms

EBITDA	Earnings before interest, taxes, depreciation and amortisation
EDSS	Expanded disability status scale score
EDT	Elan Drug Technologies
EEPP	Employee Equity Purchase Plan
ELISA	Enzyme linked immunosorbent assay
EMA	European Medicines Agency
EPI	Elan Pharmaceuticals, Inc.
EU	European Union
FCPA	Foreign Corrupt Practices Act
FDA	U.S. Food and Drug Administration
FD&C	Food Drug & Cosmetics Act
Floating Rate Notes due 2011	Senior floating rate notes due 15 November 2011
Floating Rate Notes due 2013	Senior floating rate notes due 1 December 2013
FRC	Financial Reporting Council
FTC	U.S. Federal Trade Commission
HMO	Health maintenance organisation
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
IPDAS	Intestinal Protective Drug Absorption System
IPR&D	In-process research and development
IRC	U.S. Internal Revenue Code
Irish GAAP	Irish generally accepted accounting principles
ISE	Irish Stock Exchange
JCV	JC virus
KPI	Key performance indicator
LDCC	Leadership, Development and Compensation Committee
LIBOR	London Interbank Offer Rate
LRRK	Leucine-rich repeat kinase
MAA	Marketing Authorisation Application
MCO	Managed care organisation
MJFF	Michael J. Fox Foundation for Parkinson’s Research
MRI	Magnetic resonance imaging
MS	Multiple sclerosis
MXDAS	Matrix Drug Absorption System
NDA	New Drug Application
NDS	New Drug Submission
NGC	Nominating and Governance Committee
NOL	Net operating loss
NSAID	Non-Steroidal Anti-Inflammatory Drug
NTB	Neuropsychological test battery
NYSE	New York Stock Exchange
OCD	Obsessive Compulsive Disorder
OCR	Oral Controlled Release
PHS	Public Health Service
PI	Parkinson’s Institute and Clinical Center
plc	Public limited company
PML	Progressive multifocal leukoencephalopathy
PPACA	Patient Protection Affordable Care Act
R&D	Research and development
ROW	Rest of world
RSU	Restricted Stock Unit

Elan Corporation, plc 2010 Annual Report	205

SAD	Social anxiety disorder
SBCG	Semler Brossy Consulting Group, LLC.
sBLA	Supplemental Biologics License Application
SEC	U.S. Securities and Exchange Commission
SG&A	Selling, general and administrative
Sharesave Plans	Irish Sharesave Option Scheme 2004 and U.K. Sharesave Option Plan 2004
SODAS	Spheroidal Oral Drug Absorption System
U.S. GAAP	Accounting principles generally accepted in the United States
WAEP	Weighted-average exercise price

206	Elan Corporation, plc 2010 Annual Report

Elan 2010 Annual Report

Concept and design: Lux Design

Elan 2010 Annual Report Concept and design: Lux Design

Elan Corporation, plc Treasury Building Lower Grand Canal Street Dublin 2, Ireland elan.com